Filed Pursuant to rule 424(b)(3)
Registration No. 333-153664

PROXY STATEMENT OF GREY WOLF, INC.

PROSPECTUS OF PRECISION DRILLING TRUST

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

To the holders of Grey Wolf, Inc. common stock:

You are cordially invited to attend a special meeting of shareholders of Grey Wolf, Inc. (“Grey Wolf”), relating to the proposed merger of Grey Wolf with and into a wholly-owned subsidiary of Precision Drilling Trust (“Precision”). The meeting will be held at 9:00 a.m., local time, on December 9, 2008, at the Marriott Houston Westchase, Houston, Texas.

We are sending you the accompanying proxy statement/prospectus to notify you of the special meeting of Grey Wolf shareholders being held to vote on the agreement and plan of merger and related matters and to ask you to vote at the special meeting in favor of the agreement and plan of merger.

Pursuant to the merger agreement, you may elect to receive either cash or Precision trust units in exchange for your shares of Grey Wolf common stock. Each share of Grey Wolf common stock will be converted, at your option, into $9.02 in cash or 0.4225 Precision trust units, subject to proration. The maximum amount of cash to be paid by Precision will be approximately $1.115 billion, and the maximum number of Precision trust units to be issued will be approximately 42.0 million. These amounts take into account shares of Grey Wolf common stock issuable upon the conversion of Grey Wolf’s convertible debt securities and the exercise of Grey Wolf stock options, which, together with Grey Wolf’s issued and outstanding common stock, totals approximately 223 million fully-diluted shares of Grey Wolf common stock. These maximum amounts translate to $5.00 in cash and 0.1883 of a Precision trust unit for each share of Grey Wolf common stock.

Precision trust units are listed on the New York Stock Exchange under the symbol “PDS” and the Toronto Stock Exchange under the symbol “PD.UN.” On October 27, 2008, the closing price of Precision trust units on the New York Stock Exchange was $8.90.

THE BOARD OF DIRECTORS OF GREY WOLF HAS DETERMINED UNANIMOUSLY THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE GREY WOLF SHAREHOLDERS, AND HAS APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT. ACCORDINGLY, THE GREY WOLF BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE OR GIVE INSTRUCTIONS TO VOTE “FOR” THE PROPOSAL TO APPROVE THE AGREEMENT AND PLAN OF MERGER.

Your vote is important. Approval of the merger requires the affirmative vote of a majority of the outstanding shares of Grey Wolf common stock. Whether you plan to attend the special meeting or not, please take the time to vote by completing and mailing the enclosed proxy to us. If your shares are held in “street name,” you must instruct your broker in order to vote.

If you were a record holder of Grey Wolf common stock at the close of business on October 27, 2008, you have the right to vote or direct your vote at the special meeting.

Sincerely,

Thomas P. Richards
Chairman of the Board, President and Chief Executive Officer
Grey Wolf, Inc.

YOU SHOULD CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 25 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS BEFORE VOTING.

NONE OF THE SECURITIES AND EXCHANGE COMMISSION, ANY SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA, OR ANY STATE OR FOREIGN SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED OF THE PRECISION TRUST UNITS TO BE ISSUED IN CONNECTION WITH THE MERGER DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, NOR HAS IT DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated October 28, 2008, and is first being mailed to Grey Wolf shareholders on or about October 30, 2008.

GREY WOLF, INC.
10370 Richmond Avenue, Suite 600
Houston, Texas 77042
(713) 435-6100

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To be held on December 9, 2008

Notice is hereby given that a special meeting of shareholders will be held on December 9, 2008, at 9:00 a.m., local time, at the Marriott Houston Westchase, Houston, Texas. At the special meeting, you will be asked to:

1. approve the Agreement and Plan of Merger, dated as of August 24, 2008, among Grey Wolf, Inc. (“Grey Wolf”), Precision Drilling Trust, Precision Drilling Corporation and Precision Lobos Corporation, a copy of which is included as Annex A to the proxy statement/prospectus; and

2. approve the adjournment or postponement of the Grey Wolf special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal.

For more information about the proposals and the special meeting, please review the accompanying proxy statement/prospectus.

Only holders of record of shares of Grey Wolf common stock at the close of business on October 27, 2008, the record date for the special meeting, are entitled to notice of, and a vote at, the special meeting and any adjournments or postponements of the special meeting. In order for the Agreement and Plan of Merger to be approved by Grey Wolf shareholders, the affirmative vote of the holders of a majority of the shares of Grey Wolf common stock outstanding and entitled to vote as of the record date is required.

Your vote is important. We encourage you to sign and return your proxy card, or use the telephone or Internet voting procedures, before the special meeting, so that your shares will be represented and voted at the special meeting even if you cannot attend in person.

By Order of the Board of Directors

David W. Wehlmann, Secretary

HOW TO OBTAIN ADDITIONAL INFORMATION

If you have more questions about the proposed merger or if you would like copies of any documents incorporated by reference into the accompanying proxy statement/prospectus, which include important business and financial information about Grey Wolf and Precision that is not included in or delivered with this document, you may write or call the following persons. Upon written or oral request, we will provide the documents you ask for at no cost to you. Please note that copies of these documents will not include exhibits to the documents, unless the exhibits are specifically incorporated by reference into the documents or this proxy statement/prospectus.

Precision Drilling Trust	Grey Wolf, Inc.
4200, 150-6th Avenue S.W. Calgary, Alberta, Canada T2P 3Y7 (403) 716-4500 Attention: Douglas J. Strong Chief Financial Officer	10370 Richmond Avenue, Suite 600 Houston, Texas 77042 (713) 435-6100 Attention: David W. Wehlmann Executive Vice President, Chief Financial Officer and Secretary

You may also obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the information agent:

Georgeson, Inc.
199 Water Street
26th Floor
New York, N.Y. 10038
Banks and Brokers call (212) 440-9800
Grey Wolf shareholders call toll-free (800) 561-3540

In addition to the accompanying proxy card and voting instruction form, enclosed is a letter of transmittal and form of election to enable you to submit your share certificates and elect the form of merger consideration you wish to receive. The letter of transmittal and form of election contains complete instructions on how to submit your stock certificates and to make your election of cash and/or Precision trust units. Please complete and return the letter of transmittal and form of election together with your Grey Wolf common stock certificates in the separate envelope that is provided for that purpose. Your election must be submitted to the exchange agent, Computershare Trust Company, N.A., by the second business day prior to the effective time of the Merger. Precision and Grey Wolf will publicly announce the anticipated election deadline at least 5 business days prior to the anticipated effective time of the Merger. The consequences of failing to timely deliver an election form are outlined in detail in the accompanying proxy statement/prospectus. You will not actually receive your cash and/or Precision trust units until after the merger is completed and you have returned a properly completed letter of transmittal and form of election.

TO ENSURE TIMELY DELIVERY PRIOR TO THE GREY WOLF SPECIAL MEETING,
ANY REQUEST FOR DOCUMENTS SHOULD BE RECEIVED BY DECEMBER 2, 2008.

ii

ANNEXES
A — Agreement and Plan of Merger
B — Form of Voting Agreement
C — Opinion of UBS Securities LLC
D — Article 5.12 of the Texas Business Corporation Act

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR ON THE INFORMATION TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION.

iii

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights material information from this proxy statement/prospectus. It may not contain all of the information that may be important to you. You should carefully read this entire document, including the appendices and the other documents to which this document refers you, for a more complete understanding of the matters being considered at the special meeting. In addition, we incorporate by reference into this document important business and financial information about Precision and Grey Wolf. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 136. Where applicable, each item in this summary includes a page reference directing you to a more complete description of that item. All references in this proxy statement/prospectus to dollars, $ or US$ are to US dollars and all references to Cdn$ are to Canadian dollars.

Glossary of Certain Terms Used in this Proxy Statement/Prospectus

•	“Grey Wolf” means Grey Wolf, Inc., a Texas corporation.

•	“Grey Wolf common stock” means shares of the common stock, par value $0.10 per share, of Grey Wolf.

•	“Merger” means the merger of Grey Wolf with and into Merger Sub, with Merger Sub surviving the merger as a wholly-owned subsidiary of Precision, pursuant to the terms and subject to the conditions of the Merger Agreement.

•	“Merger Agreement” means the Agreement and Plan of Merger, dated August 24, 2008, by and among Precision, Grey Wolf, PDC and Merger Sub.

•	“Merger Sub” means Precision Lobos Corporation, a Texas corporation, and a wholly-owned subsidiary of Precision.

•	“PDC” means Precision Drilling Corporation, an Alberta corporation.

•	“Precision” means Precision Drilling Trust, an Alberta unincorporated open-ended investment trust.

•	“Precision trust units” means the trust units of Precision, each representing an equal, undivided beneficial interest in Precision.

•	“UBS” means UBS Securities LLC.

The Merger (Page 41)

The Merger Agreement provides for the merger of Grey Wolf with and into Merger Sub, with Merger Sub surviving the Merger as a wholly-owned subsidiary of Precision.

Grey Wolf Shareholders Will Receive Cash and Precision Trust Units in the Merger (Page 92)

Under the terms of the Merger Agreement, shareholders of Grey Wolf may elect to receive either cash or Precision trust units in exchange for their Grey Wolf common stock. Each share of Grey Wolf common stock will be converted, at the option of the holder, into $9.02 in cash or 0.4225 of a Precision trust unit, subject to proration. The maximum amount of cash to be paid by Precision will be approximately $1.115 billion, and the maximum number of Precision trust units to be issued will be approximately 42.0 million. These maximum amounts take into account shares of Grey Wolf common stock issuable upon the conversion of Grey Wolf’s convertible debt securities and the exercise of Grey Wolf stock options, which, together with Grey Wolf’s issued and outstanding common stock, total approximately 223 million fully-diluted shares of Grey Wolf common stock. If, however, any of Grey Wolf’s convertible debt securities are not converted into Grey Wolf common stock before the Merger, the total amount of cash and number of Precision trust units received by Grey Wolf shareholders in the Merger will be less but, in any case, the maximum amount of cash and number of Precision trust units to be received by them will be equivalent to $5.00 in cash and 0.1883 of a Precision trust unit for each share of Grey Wolf common stock outstanding.

For information on recent market prices of the Precision trust units and Grey Wolf common stock, see “Comparative Per Share and Per Trust Unit Market Price and Dividend Information” beginning on page 23. See also “Risk Factors” beginning on page 25.

Effect of Conversion of Grey Wolf Convertible Notes (Page 86)

The holders of Grey Wolf’s Floating Rate Contingent Convertible Senior Notes Due 2024 and 3.75% Contingent Convertible Senior Notes due 2023 (collectively, “convertible notes”) will be entitled to a special conversion privilege entitling them to convert the principal amount of their convertible notes into Grey Wolf common stock for a period beginning 15 business days prior to, and ending two business days prior to, the anticipated effective time of the Merger. If the holders of Grey Wolf’s convertible notes do not convert their notes into Grey Wolf common stock at least two business days prior to the effective time of the Merger, the convertible notes will be assumed by, and become indebtedness of, Precision.

Treatment of Grey Wolf Stock Options (Page 86)

Holders of vested options granted under a Grey Wolf equity incentive plan can exercise their options any time prior to the Merger and will participate in the Merger in the same manner as other Grey Wolf shareholders. At the effective time of the Merger, all outstanding options, except for those granted under the Grey Wolf, Inc. 2003 Incentive Plan (“2003 Incentive Plan”), that have not been exercised will be cancelled. Each stock option granted under the 2003 Incentive Plan that is outstanding at the effective time of the Merger will be converted into a trust unit appreciation right pursuant to a plan to be adopted by Precision.

Comparative Market Prices and Share Information (Page 23)

The table below sets forth the closing sale prices of Grey Wolf common stock and Precision trust units as reported on the American Stock Exchange and the New York Stock Exchange, respectively, on August 22, 2008, the last trading day before the public announcement of the Merger, and October 27, 2008, the last practicable trading day before the distribution of this proxy statement/prospectus. The table also sets forth the equivalent pro forma sale price of Grey Wolf common stock on each of these dates, as determined by multiplying the applicable closing sale price of a Precision trust unit on the New York Stock Exchange by 0.1883 and adding the $5.00 cash portion of the Merger consideration. We urge you to obtain current market quotations for both Precision trust units and Grey Wolf common stock.

			Grey Wolf
			Common Stock
	Precision	Grey Wolf	Pro Forma
	Trust Units	Common Stock	Equivalent

August 22, 2008	$21.35	$8.59	$9.02
October 27, 2008	$8.90	$5.70	$6.68

Opinion of Grey Wolf’s Financial Advisor (Page 62)

In connection with the Merger, on August 24, 2008, UBS delivered to the board of directors of Grey Wolf an oral opinion, which was subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the consideration, taken in the aggregate, to be received by holders of Grey Wolf common stock in the Merger was fair, from a financial point of view, to such holders. The full text of the opinion of UBS is attached as Annex C to this proxy statement/prospectus. UBS’ opinion was provided for the benefit of the Grey Wolf board in connection with, and for the purpose of, its evaluation of the consideration to be received by holders of Grey Wolf common stock in the Merger from a financial point of view and does not address any other aspect of the Merger. The opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available with respect to Grey Wolf or Grey Wolf’s underlying business decision to effect the Merger. The opinion does not constitute a recommendation to any shareholder as to how to vote or make any election or otherwise act with respect to the Merger. Holders of Grey Wolf common stock are encouraged to read UBS’ opinion carefully in its entirety.

Material US Federal Income Tax Consequences to Holders of Grey Wolf Common Stock (Page 70)

The exchange by US Holders (as defined in “The Merger — Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units”) of Grey Wolf common stock for Precision trust units has been structured to be generally tax free for US federal income tax purposes, except that:

•	US Holders of Grey Wolf common stock that receive both cash and Precision trust units generally will recognize gain, but not loss, to the extent of the cash received;

•	US Holders of Grey Wolf common stock that receive only cash generally will recognize a gain or loss; and

•	notwithstanding the foregoing, if the value of Precision is less than that of Grey Wolf as of the closing date of the Merger, then under Section 367 of the Code, US Holders of Grey Wolf common stock that receive Precision trust units will recognize any gain, but not loss, that they realize in the Merger. The tax on such gain may exceed the amount of cash (if any) received in the Merger. Precision and Grey Wolf intend to seek a ruling from the IRS to the effect that US Holders of Grey Wolf common stock will not be subject to gain recognition on account of Section 367 of the Code even if the value of Precision is less than Grey Wolf as of the closing date of the Merger, but no assurance can be given that such ruling will ultimately be obtained and the obtaining of such a ruling is not a condition to the closing of the Merger.

A Non-US Holder (as defined in “The Merger — Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units”) of Grey Wolf common stock generally will not be subject to US federal income tax with respect to the Merger unless such Non-US Holder has certain connections to the US.

Holders of Grey Wolf common stock should consult with their own tax advisors as to the tax consequences of the Merger in their particular circumstances, including the applicability and the effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws. For additional discussion of certain US federal income tax consequences of the Merger, see “The Merger — Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units” beginning on page 70.

Material Canadian Federal Income Tax Consequences to Holders of Grey Wolf Common Stock (Page 77)

For Canadian federal income tax purposes, the Merger generally should not be a taxable transaction for persons who are non-residents of Canada. For a Canadian Holder (as defined in “The Merger — Material Canadian Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units”) of Grey Wolf common stock, the Merger will be a taxable transaction. For Canadian federal income tax purposes, a Canadian Holder who holds Grey Wolf common stock as capital property should recognize a capital gain or capital loss equal to the difference between (i) the sum of the cash consideration and the fair market value of the Precision trust units received in the Merger and (ii) the sum of such holder’s adjusted cost base of the Grey Wolf common stock disposed of in the Merger and such holder’s reasonable costs of disposition.

The summaries of the principal Canadian federal income tax consequences contained in this document are of a general nature and are not intended to be, and should not be construed to be, legal or tax advice or representations to any particular holder of Grey Wolf common stock or Precision trust units. Holders of Grey Wolf common stock and prospective holders of Precision trust units should consult with their own tax advisors in respect of the Canadian federal income tax consequences, as well as the consequences under any provincial or foreign laws that may apply to such person, of the Merger and their acquisition and holding of Precision trust units having regard to their particular circumstances. For additional discussion of certain Canadian federal income tax consequences of the Merger, see “The Merger — Material Canadian Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units” beginning on page 77.

Accounting Treatment (Page 81)

Precision intends to account for the Merger as a purchase of Grey Wolf for both Canadian and US financial accounting purposes.

Dissenters’ Rights of Appraisal of Grey Wolf Shareholders under Texas Law (Page 87)

Pursuant to Article 5.12 of the Texas Business Corporation Act (“TBCA”), holders of shares of Grey Wolf common stock who do not vote in favor of the Merger will have the right to dissent, but only if they submit a written objection to the Merger and comply with other Texas law procedures and the requirements described in “The Merger — Appraisal Rights” beginning on page 87. Grey Wolf shareholders who wish to dissent to the Merger are in any case urged to seek the advice of counsel with respect to the availability of dissenters’ rights. The full text of Article 5.12 of the TBCA is attached to this proxy statement/prospectus as Annex D.

Grey Wolf’s Board of Directors Unanimously Recommends that You Vote “FOR” the Approval of the Merger Agreement (Page 56)

Grey Wolf’s board of directors has determined that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of Grey Wolf and its shareholders and has unanimously adopted a resolution recommending that the Merger Agreement be approved by the Grey Wolf shareholders. For the factors considered by Grey Wolf’s board of directors in reaching its decision to recommend approval of the Merger Agreement, see the section entitled “The Merger — Grey Wolf’s Reasons for the Merger and Recommendation of Grey Wolf’s Board of Directors” beginning on page 56. Grey Wolf’s board of directors unanimously recommends that Grey Wolf shareholders vote “FOR” the approval of the Merger Agreement.

Your Rights as a Holder of Precision Trust Units Will Be Different from Your Rights as a Holder of Grey Wolf Common Stock (Page 124)

The conversion of your shares of Grey Wolf common stock into Precision trust units in the Merger will result in material changes from your current rights as a Grey Wolf shareholder, which generally are governed by the TBCA and Grey Wolf’s organizational documents, to your rights as a Precision unitholder, which generally will be governed by Alberta law and Precision’s declaration of trust (the “Declaration of Trust”).

Grey Wolf Directors and Executive Officers Have Financial and Other Interests in the Merger that are Different from or in Addition to Your Interests (Page 87)

Some of the members of Grey Wolf’s board of directors and Grey Wolf’s executive officers have financial interests in the Merger that are in addition to, and/or different from, your interests. The independent members of Grey Wolf’s board of directors were aware of these additional and/or differing interests and potential conflicts and considered them, among other matters, in evaluating, negotiating and adopting a resolution recommending approval of the Merger Agreement. These interests include employment agreements between Grey Wolf and its executive officers that provide for, among other things, cash payments in the case of a change of control, such as the completion of the Merger, and the vesting of outstanding stock options and certain retirement plan account balances upon the completion of the Merger.

The Companies

Grey Wolf, Inc.
10370 Richmond Avenue, Suite 600
Houston, Texas 77042
(713) 435-6100

Grey Wolf, with a fleet of 122 rigs, is a leading provider of contract land drilling services in the US. Grey Wolf’s customers include independent producers and major oil and natural gas companies. Grey Wolf currently conducts its operations primarily in the Ark-La-Tex, Gulf Coast, Mississippi/Alabama, South Texas, Rocky Mountain and Mid-Continent domestic drilling markets and in Mexico. Grey Wolf had approximately 3,000 employees at December 31, 2007.

Precision Drilling Trust
4200, 150-6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
(403) 716-4500

In Canada, based on the size of its drilling rig fleet, Precision is the largest provider of land based contract drilling services to oil and natural gas exploration and production companies. Precision’s business services in Canada during 2007 were comprised of the following: contract drilling; well servicing; snubbing; procurement and distribution of oilfield supplies; camp and catering; manufacture and refurbishment of rig equipment; portable wastewater treatment; and rental of surface oilfield equipment, tubulars, well control equipment and wellsite accommodations. In the US, Precision’s business is primarily the provision of contract drilling services in land based markets.

In 2007, Precision increased capital spending on additions to property, plant and equipment to grow and upgrade its high performance drilling rig fleet in Canada and the US, significantly expanded its contract drilling operations in the US and mobilized one drilling rig for a project in Latin America.

Precision’s operations are carried out in two segments consisting of Contract Drilling Services and Completion and Production Services. The Contract Drilling Services segment includes land drilling services, camp and catering services, procurement and distribution of oilfield supplies and the manufacture and refurbishment of drilling and service rig equipment. The Completion and Production Services segment includes service rig well completion and workover services, snubbing services, wastewater treatment services and the rental of oilfield surface equipment, tubulars and well control equipment and wellsite accommodations. As of December 31, 2007, Precision had approximately 4,600 employees.

The Special Meeting of Grey Wolf Shareholders (Page 39)

The Grey Wolf special meeting will be held at 9:00 a.m. local time, on December 9, 2008, at the Marriott Houston Westchase, Houston, Texas. At the Grey Wolf special meeting, Grey Wolf shareholders will be asked:

•	to approve the Merger Agreement; and

•	to approve the adjournment or postponement of the Grey Wolf special meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal.

Record Date

Grey Wolf shareholders may cast one vote at the special meeting for each share of Grey Wolf common stock that was owned at the close of business on October 27, 2008. At that date, directors and executive officers of Grey Wolf and their respective affiliates had the right to vote approximately 3.31% of the Grey Wolf common stock entitled to be voted at the special meeting, and directors and executive officers of Precision and their affiliates owned (directly or indirectly) and had the right to vote less than 1% of the Grey Wolf common stock entitled to be voted at the special meeting.

Required Vote

In order for the Merger Agreement to be approved by Grey Wolf shareholders, the affirmative vote of the holders of a majority of the shares of Grey Wolf common stock outstanding and entitled to vote at the special meeting as of the record date is required.

Precision Unitholder Approval

Precision unitholders are not required to adopt or approve the Merger or the issuance of Precision trust units as part of the Merger consideration.

The Merger Agreement (Page 91)

The Merger Agreement is described beginning on page 91 and is included as Annex A to this proxy statement/prospectus. We urge you to read the Merger Agreement in its entirety because it is the legal document governing the Merger.

Voting Agreements (Page 86)

Each Grey Wolf director and executive officer has entered into a voting agreement, in the form included as Annex B, pursuant to which he is required to vote the shares of Grey Wolf common stock that he owns for the approval of the Merger Agreement.

Regulatory Approval Required for the Merger (Page 81)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), Precision and Grey Wolf may not complete the Merger until they have furnished certain information and materials to the Antitrust Division of the US Department of Justice (“DOJ”) and the US Federal Trade Commission (“FTC”) and the applicable waiting period has expired or they have received early termination. Precision and Grey Wolf filed premerger notification forms pursuant to the HSR Act with the DOJ and the FTC on September 11, 2008 and received early termination of the waiting period effective September 26, 2008.

Because Precision is a foreign corporation, the President of the United States has the authority to block the Merger if he determines that the Merger threatens to impair the national security of the United States. Precision and Grey Wolf jointly and voluntarily filed a notification with the Committee on Foreign Investments in the United States (“CFIUS”) on September 15, 2008, which examines proposed foreign acquisitions and makes recommendations to the President. The CFIUS process can, by statute, take up to 90 days. On October 17, 2008, CFIUS issued a letter stating that it had concluded its action, having found no national security issues sufficient to warrant future investigation.

There can be no assurance that regulatory approvals will not be modified. At any time before or after completion of the Merger, the federal antitrust authorities could take any action under the antitrust laws as they deem necessary, including seeking to enjoin completion of the Merger or seeking divestiture of substantial assets of Grey Wolf or Precision.

Completion of the Merger is Subject to Conditions (Page 101)

The respective obligations of each of Precision and Grey Wolf to complete the Merger are conditioned upon the satisfaction or waiver of the following conditions:

•	approval of the Merger Agreement by Grey Wolf shareholders;

•	the expiration or early termination of any waiting period applicable to the consummation of the Merger under the HSR Act;

•	the receipt by Precision of written notice from CFIUS of its determination not to undertake an investigation of the Merger;

•	the approval of the listing of the Precision trust units to be issued in the Merger on the New York Stock Exchange and the Toronto Stock Exchange;

•	the absence of any action taken by any governmental agency or US court of competent jurisdiction that prohibits the consummation of the Merger;

•	the receipt by each of Precision and Grey Wolf of a legal opinion with respect to certain US federal income tax consequences of the Merger; and

•	other customary conditions, including the truth and correctness of the representations and warranties and performance of covenants by both Precision and Grey Wolf, subject to a materiality standard, and the absence of any occurrence, state of facts or development that has had or is reasonably likely to have a material adverse effect on either Precision or Grey Wolf.

Precision Will Obtain Financing In Connection With the Merger (Page 105)

In connection with, but not as a condition to, the Merger, PDC expects to obtain from certain financial institutions (i) senior secured credit facilities comprised of $800 million of term loan facilities and a $400 million revolving credit facility and (ii) up to $400 million (reduced by the amount of Grey Wolf’s convertible notes that PDC determines on or prior to the closing date of the Merger will not be converted or redeemed on or after the closing date) in cash proceeds from the issuance of debt securities in a Rule 144A or other private placement or, if PDC is unable to issue the full amount of such debt securities at or prior to the closing date, from a senior unsecured facility, which notes or senior unsecured facility may become secured under certain circumstances.

The Merger Agreement Contains a “No Solicitation” Provision (Page 98)

The Merger Agreement contains a “no solicitation” provision that prohibits Grey Wolf from taking any action to solicit an alternative acquisition proposal. The Merger Agreement does not, however, prohibit Grey Wolf from furnishing information to or participating in negotiations with a person making an unsolicited acquisition proposal if Grey Wolf’s board of directors determines in good faith that (i) the proposal is, or is reasonably likely to result in, a superior acquisition proposal, (ii) the party proposing such transaction has the financial and legal capacity to consummate such proposal and (iii) Grey Wolf enters into a confidentiality agreement no less favorable than the confidentiality agreement between Precision and Grey Wolf. Grey Wolf may terminate the Merger Agreement to enter into a definitive agreement with respect to a superior proposal.

The Merger Agreement May Be Terminated Under Some Circumstances (Page 102)

The Merger Agreement may be terminated at any time before the completion of the Merger, whether before or after approval of the Merger Agreement by Grey Wolf shareholders, in any of the following circumstances:

•	by mutual written consent of Precision and Grey Wolf; or

•	by either Precision or Grey Wolf if:

—	the Merger has not been consummated by February 28, 2009, through no fault of the terminating party;

—	there is a final and nonappealable legal restraint, injunction or prohibition of the Merger, through no fault of the terminating party;

—	the Grey Wolf shareholders have held a special meeting to consider the Merger Agreement but have voted not to approve the Merger Agreement; or

—	the other party has breached its representations and warranties or failed to perform its covenants or agreements and such breach gives rise to a failure of certain closing conditions, unless the breach is cured within 30 days after receipt of written notice of the breach;

•	by Precision if the board of directors of Grey Wolf has withdrawn or adversely modified its recommendation of the Merger Agreement or recommended a superior proposal, Grey Wolf has entered into an agreement for any alternative acquisition proposal or either Grey Wolf or the board of directors of Grey Wolf has announced its intention to do any of the foregoing; or

•	by Grey Wolf before approval of the Merger Agreement by Grey Wolf shareholders, if Grey Wolf decides to accept a superior proposal.

Grey Wolf May Be Required to Pay a Termination Fee Under Some Circumstances (Page 102)

If the Merger Agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by Grey Wolf’s board of directors, Grey Wolf will be required to pay Precision a termination fee of $64 million. In addition, Grey Wolf may be required to pay an expense reimbursement fee of $7.5 million if the Merger Agreement is terminated under specified circumstances, but in no event will Grey Wolf be required to pay Precision more than $64 million. The above referenced fees and expenses are in addition to the $25 million termination fee that Grey Wolf will be required to pay to Basic Energy Services, Inc. (“Basic”) upon consummation of the Merger or, in the event of an alternative acquisition transaction, upon consummation of an alternative acquisition, in each case if consummated prior to July 15, 2009 and as set forth in Grey Wolf’s previously terminated Agreement and Plan of Merger with Basic (the “Basic Merger Agreement”).

Exchange of Grey Wolf Common Stock (Page 82)

You will need to surrender your Grey Wolf common stock to receive the Merger consideration in exchange for your Grey Wolf common stock. The letter of transmittal and form of election accompanying this proxy statement/prospectus contains complete instructions on how to exchange your Grey Wolf common stock to receive the Merger consideration. The letter of transmittal and form of election and your Grey Wolf common stock should be submitted in the enclosed envelope to the exchange agent, Computershare Trust Company, N.A., at the address given in the materials prior to the election deadline.

Election to Receive Cash and/or Precision Trust Units (Page 82)

Pursuant to the Merger Agreement, you may elect to receive either cash or Precision trust units in exchange for your shares of Grey Wolf common stock. Each share of Grey Wolf common stock will be converted, at your option, into $9.02 in cash or 0.4225 of a Precision trust unit, subject to proration. In addition to the accompanying proxy card and voting instruction form, enclosed is a letter of transmittal and form of election to enable you to elect the form of consideration you wish to receive. The form of election must be submitted by the second business day prior to the anticipated effective time of the Merger. Precision and Grey Wolf will publicly announce the anticipated election deadline at least 5 business days prior to the anticipated effective time of the Merger. If you do not submit a properly completed letter of transmittal and form of election prior to such second business day prior to the announced anticipated effective time of the Merger, your shares of Grey Wolf common stock will be deemed to be “No Election Shares.” For a discussion of No Election Shares, please see “The Merger — Election and Exchange Procedures” beginning on page 82.

FREQUENTLY ASKED QUESTIONS AND ANSWERS ABOUT
THE MERGER

Q:	What am I being asked to vote on?

A:	Precision and Grey Wolf have entered into the Merger Agreement pursuant to which Precision has agreed to acquire Grey Wolf. You are being asked to vote to approve the Merger Agreement pursuant to the terms and subject to the conditions of the Merger Agreement. Under the terms of the Merger Agreement, Grey Wolf will merge with and into Merger Sub with Merger Sub continuing as the surviving corporation and a wholly-owned subsidiary of Precision. In addition, you are also being asked to vote to approve a proposal to adjourn the special meeting if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Merger.

Q:	What will I receive if the Merger is completed?

A:	Under the terms of the Merger Agreement, shareholders of Grey Wolf may elect to receive either cash or Precision trust units in exchange for their Grey Wolf common stock. Each share of Grey Wolf common stock will be converted, at the option of the holder, into $9.02 in cash or 0.4225 of a Precision trust unit, subject to proration. The maximum amount of cash to be paid by Precision will be approximately $1.115 billion, and the maximum number of Precision trust units to be issued will be approximately 42.0 million. These maximum amounts take into account shares of Grey Wolf common stock issuable upon the conversion of Grey Wolf’s convertible debt securities and the exercise of Grey Wolf stock options, which, together with Grey Wolf’s issued and outstanding common stock, totals approximately 223 million fully-diluted shares of Grey Wolf common stock. If, however, any of Grey Wolf’s convertible debt securities are not converted into Grey Wolf common stock before the Merger, the total amount of cash and number of Precision trust units received by Grey Wolf shareholders in the Merger will be less but, in any case, the maximum amount of cash and number of Precision trust units to be received by them will be equivalent to $5.00 in cash and 0.1883 of a Precision trust unit for each share of Grey Wolf common stock outstanding.

Q:	When and how must I elect the type of Merger consideration that I prefer to receive?

A:	Accompanying this proxy statement/prospectus is a letter of transmittal and form of election. The letter of transmittal and form of election allows you to elect to receive cash or Precision trust units for each share of Grey Wolf common stock that you own. You must return your properly completed and signed letter of transmittal and form of election to the exchange agent by the second business day prior to the effective time of the Merger. Precision and Grey Wolf will publicly announce the anticipated election deadline at least 5 business days prior to the anticipated effective time of the Merger. If the effective time is delayed to a subsequent date, the election deadline will also be delayed and Precision and Grey Wolf will promptly announce any such delay and, when determined, the rescheduled election deadline. For additional information, see “The Merger — Election and Exchange Procedures — Elections as to Form of Consideration; Form of Election” beginning on page 84.

Q:	What happens if I fail to elect a type of Merger consideration?

A:	Under the terms of the Merger Agreement, shares for which shareholders fail to elect to receive cash and/or Precision trust units in exchange for their Grey Wolf common stock shall be treated as “No Election Shares.” To the extent that the amount of cash consideration that would be paid with respect to shares for which holders of Grey Wolf common stock have elected to receive cash, together with the aggregate amount of cash consideration payable to Grey Wolf dissenting shares, exceeds the maximum cash consideration to be paid by Precision in the Merger, No Election Shares will be converted into Precision trust units. However, to the extent that the amount of cash consideration that would be paid with respect to shares for which Grey Wolf shareholders have elected to receive cash, together with the aggregate amount of cash consideration payable to Grey Wolf dissenting shares, is less than the maximum cash consideration amount, then No Election Shares shall be converted into cash up to the maximum cash consideration amount. If payment of No Election Shares would cause the aggregate cash consideration to exceed the maximum cash consideration amount, then all No Election Shares will be converted pro rata into cash up to the maximum cash consideration amount, with the balance of such shares converted into Precision trust units. For additional information, see “The Merger— Election and Exchange Procedures — Elections as to Form of Consideration; Form of Election” beginning on page 84.

Q:	Can I revoke or change an election after it has been submitted to the exchange agent?

A:	Yes. An election may be revoked by written notice to the exchange agent received prior to the election deadline. An election may also be changed prior to the election deadline by submitting to the exchange agent a properly completed and signed revised letter of transmittal and form of election. For additional information, see “The Merger — Election and Exchange Procedures — Elections as to Form of Consideration; Form of Election” beginning on page 84.

Q:	Will I be able to vote in elections of the trustees of Precision following the Merger?

A:	Each Precision trust unit entitles its holder to one vote on each proposal put forth at any meeting of the holders of Precision trust units, including the election of the trustees of Precision, pursuant to the terms and conditions of Precision’s Declaration of Trust. Precision’s trustees are generally elected by the holders of Precision trust units at each annual meeting of Precision unitholders, though trustees may also be elected at special meetings in accordance with the procedures set forth in the Declaration of Trust. Further information on the governance structure of Precision, including the election of Precision’s trustees is set forth in “Comparison of Shareholder Rights — Voting Rights Generally” and “Comparison of Shareholder Rights — Directors and Trustees Generally” beginning on pages 124 and 134, respectively. Additionally, the holders of Precision trust units are entitled to elect the board of directors of PDC in the manner set forth and described in “Comparison of Shareholder Rights — Voting Rights Generally” beginning on page 124.

Q:	Does Precision pay dividends?

A:	Precision has a policy of making monthly cash distributions to the holders of the Precision trust units. Distributions are paid from Precision’s “cash flow,” as that term is defined in Precision’s Declaration of Trust. The Declaration of Trust provides that an amount equal to Precision’s taxable income not already paid to holders of Precision trust units during the year will become payable on December 31 of each year, such that Precision will not be liable for ordinary Canadian income taxes for that year. Additional information on the distribution policies of Precision is set forth in “The Merger — Precision’s Distribution Policy” beginning on page 90 and “Comparison of Shareholder Rights — Payment of Dividends and Distributions” beginning on page 129. For a discussion of the general US federal income tax consequences of distributions by Precision, see “The Merger — Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units — Ownership by US Holders of Precision Trust Units — Dividends and Distributions” and “The Merger — Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units — Ownership by Non-US Holders of Precision Trust Units” beginning on pages 75 and 77, respectively. For a discussion of the general Canadian federal income tax consequences of distributions by Precision, see “The Merger — Material Canadian Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units — Canadian Holders — Taxation of Trust Unit Distributions to Canadian Holders” and “The Merger — Material Canadian Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units — Non-Canadian Holders — Taxation of Trust Unit Distributions to Non-Canadian Holders” beginning on pages 78 and 80, respectively.

Q.	What is the total value of the Merger and will it change between now and the time the Merger is completed?

A:	The total consideration to be paid by Precision is $1.115 billion in cash and approximately 42.0 million Precision trust units. The total value of the Merger will vary with changes in Precision’s trust unit price.

Q.	How much of the combined company will Grey Wolf shareholders own?

A:	After the Merger, Grey Wolf shareholders will hold approximately 25% of the outstanding Precision trust units, assuming that all of Grey Wolf’s convertible notes are converted into Grey Wolf common stock and all vested stock options are exercised prior to the Merger.

Q.	When do you expect the Merger to be completed?

A:	It is currently anticipated that the Merger will be completed on the first business day following approval of the Merger Agreement by the Grey Wolf shareholders.

Q:	Can the number of Precision trust units to be issued in the Merger for each share of Grey Wolf common stock change between now and the time the Merger is completed based on changes in the trading price of the Precision trust units?

A:	No. The aggregate number of Precision trust units to be issued at the time of the Merger is fixed regardless of the trading price of Precision trust units. However, in aggregate, the market value of the Precision trust units Grey Wolf shareholders will receive in the Merger will depend on the price of the Precision trust units at the time the trust units are issued. For various reasons, including the underlying value of Precision trust units, individual Grey Wolf shareholders may elect to receive all cash or all Precision trust units, which will ultimately impact the consideration mix on an individual level. See “Risk Factors — Risks Relating to the Merger” beginning on page 25.

Q:	What are the material US federal income tax consequences of the Merger to Grey Wolf shareholders?

A:	Precision and Grey Wolf have structured the Merger to qualify as a reorganization within the meaning of Section 368(a) of Internal Revenue Code of 1986, as amended (the “Code”). The material US federal income tax consequences of the Merger to US Holders (as defined in “The Merger — Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units” beginning on page 70) are as follows:

•	A US Holder that exchanges Grey Wolf common stock solely for Precision trust units generally will not be subject to US federal income tax with respect to such transfer. US Holders of Grey Wolf common stock that receive both cash and Precision trust units generally will recognize gain, but not loss, to the extent of the cash received. US Holders of Grey Wolf common stock that receive only cash generally will recognize a gain or loss.

•	notwithstanding the foregoing, if the value of Precision is less than that of Grey Wolf as of the closing date of the Merger, then under Section 367 of the Code, US Holders of Grey Wolf common stock that receive Precision trust units will recognize any gain, but not loss, that they realize in the Merger. The tax on such gain may exceed the amount of cash (if any) they receive in the Merger. Precision and Grey Wolf intend to seek a ruling from the IRS to the effect that US Holders of Grey Wolf common stock will not be subject to gain recognition on account of Section 367 of the Code even if the value of Precision is less than Grey wolf as of the closing date of the Merger, but no assurance can be given that such ruling will ultimately be obtained and the obtaining of such a ruling is not a condition to the closing of the Merger.

•	A US Holder’s aggregate tax basis in the Precision trust units that such holder receives in the Merger will equal its aggregate tax basis in the Grey Wolf common stock surrendered, increased by the amount of taxable gain or dividend income, if any, recognized in the Merger, and decreased by the amount of cash, if any, received in the Merger.

•	A US Holder’s holding period for the Precision trust units that such holder receives in the Merger generally will include the holding period for the Grey Wolf common stock exchanged therefor. However, if a US Holder recognizes gain under Section 367 of the Code with respect to the Merger, the US Holder’s holding period for the Precision trust units that such holder receives will begin on the closing date of the Merger.

•	A Non-US Holder (as defined in “The Merger — Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units” beginning on page 70) of Grey Wolf common stock generally will not be subject to US federal income tax with respect to the Merger unless such Non-US Holder has certain connections to the US.

See “The Merger — Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units” beginning on page 70.

Q:	What are the material Canadian federal income tax consequences of the Merger to Grey Wolf shareholders?

A:	The Merger itself should not give rise to any Canadian federal income tax liability for Grey Wolf shareholders who are non-residents of Canada for Canadian federal income tax purposes. For a Canadian Holder (as defined in “The Merger — Material Canadian Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units” beginning on page 77) of Grey Wolf common stock, the Merger will be treated for Canadian federal income tax purposes as a taxable disposition by such holder of the Grey Wolf common stock that such holder disposes of in the Merger. The material Canadian federal income tax consequences of the Merger to a Canadian Holder who holds Grey Wolf common stock as capital property are as follows:

•	A Canadian Holder should realize a capital gain or capital loss equal to the difference between (i) the sum of the cash consideration and the fair market value of the Precision trust units received in the Merger and (ii) the sum of such holder’s adjusted cost base of the Grey Wolf common stock that such holder disposes of in the Merger and any reasonable costs of disposition.

•	A Canadian Holder that holds the Precision trust units received in the Merger as capital property should have an adjusted cost base in Precision trust units equal to the fair market value of Precision trust units at the time of the Merger, subject to the adjusted cost base of Precision trust units being averaged with the adjusted cost base to such holder of any Precision trust units held as capital property prior to the Merger.

See “The Merger — Material Canadian Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units” beginning on page 77.

Q:	Are there risks I should consider in deciding whether to vote for the Merger?

A:	Yes. We have set forth a list of known material risk factors that you should consider carefully in connection with the Merger in the section entitled “Risk Factors” beginning on page 25.

Q:	Can I dissent and require appraisal of my shares?

A:	Holders of shares of Grey Wolf common stock who do not vote in favor of the Merger will have the right to dissent, but only if they submit a written objection to the Merger and comply with other Texas law procedures and the requirements described in “The Merger — Appraisal Rights” beginning on page 87. Grey Wolf shareholders who wish to dissent to the Merger are in any case urged to seek the advice of counsel with respect to the availability of dissenters’ rights.

Q:	When and where is the Grey Wolf special meeting?

A:	The Grey Wolf special meeting will take place on December 9, 2008. The time and location of the meeting are specified on the cover page of this proxy statement/prospectus.

Q:	Who can vote at the special meeting?

A:	Holders of Grey Wolf common stock as of the close of business on the record date of October 27, 2008 are entitled to vote at the special meeting. Beneficial owners as of the record date should receive instructions from their bank, broker or other nominee describing the procedures to vote their shares.

Q:	What vote of Grey Wolf shareholders is required to approve the Merger Agreement?

A:	The affirmative vote of the holders of a majority of the issued and outstanding shares of Grey Wolf common stock as of the record date is required to approve the Merger Agreement.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this document, please submit your proxy by telephone or via the Internet in accordance with the instructions set forth in the enclosed proxy card, or fill out, sign and date the proxy card and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the special meeting. See “The Grey Wolf Special Meeting” beginning on page 39.

Q:	What happens if I do not indicate my preference for or against approval of the Merger?

A:	If you submit a proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted “FOR” approval of the Merger Agreement.

Q:	What happens if I do not vote at all?

A:	Because approval of the Merger Agreement requires the affirmative vote of a majority of the shares of Grey Wolf common stock outstanding and entitled to vote as of the record date, if you abstain or fail to vote your shares in favor of approval of the Merger Agreement, this will have the same effect as voting your shares against approval of the Merger Agreement. If you fail to respond with a vote or fail to instruct your broker or other nominee how to vote on the approval of the Merger Agreement, it will have the same effect as a vote against the approval of the Merger Agreement.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:	You should instruct your bank, broker or other nominee to vote your shares. If you do not instruct your nominee, your nominee will not be able to vote your shares. Please check with your nominee and follow the voting procedures your nominee provides. Your nominee will advise you whether you may submit voting instructions by telephone or via the Internet. See “The Grey Wolf Special Meeting — Record Date; Voting Rights and Outstanding Shares” and “The Grey Wolf Special Meeting — Quorum, Voting Requirements and Effect of Abstentions and Non-votes” beginning on pages 39 and 40, respectively.

Q:	May I change my vote after I have submitted a proxy?

A:	Yes. You may send a later-dated, signed proxy card so that it is received prior to the special meeting, or you may attend the special meeting in person and vote. You may also revoke your proxy card by sending a notice of revocation that is received prior to the special meeting to Grey Wolf’s corporate secretary at the address set forth under “— The Companies.” You may also change your vote by telephone or Internet. You may change your vote by using any one of these methods regardless of the procedure used to cast your previous vote. Additional information on how to change your vote is located beginning on page 84.

Q:	If I want to attend the special meeting, what do I do?

A:	You should come to the Marriott Houston Westchase, Houston, Texas at 9:00 a.m., local time, on December 9, 2008. If you hold your shares in “street name,” you will need to bring proof of ownership (by means of a recent brokerage statement, letter from your bank or broker or similar means) to be admitted to the meeting. Shareholders of record as of the record date for the special meeting can vote in person at the special meeting. If your shares are held in “street name,” then you are not the shareholder of record and you must ask your bank, broker or other nominee how you can vote at the special meeting.

Q:	Can I send in my shares of Grey Wolf common stock with my proxy card?

A:	Yes, you may send in your shares of Grey Wolf common stock with your proxy card provided that they are submitted in the enclosed envelope with a properly completed letter of transmittal and form of election. Otherwise, prior to the election deadline, which will be the second business day prior to the anticipated effective date of the Merger, which date Precision and Grey Wolf will publicly announce at least five business days prior to the anticipated effective date, you should send your shares of Grey Wolf common stock to the exchange agent, together with your completed, signed letter of transmittal and form of election. If your shares of Grey Wolf common stock are held in “street name” by your broker or other nominee, you should follow your broker or nominee’s instructions for making an election with respect to your shares of Grey Wolf common stock.

Q:	Who can help answer my additional questions about the Merger or voting procedures?

A:	Grey Wolf has retained Georgeson, Inc., which we refer to as Georgeson, to serve as an information agent in connection with the Merger. Shareholders of Grey Wolf may call Georgeson toll-free at (800) 561-3540 with any questions they may have. Banks and brokers may call collect at (212) 440-9800.

VOTING BY INTERNET, TELEPHONE OR MAIL

If you hold your shares through a bank, broker, custodian or other recordholder, please refer to your proxy card or voting instruction form or the information forwarded by your bank, broker, custodian or other recordholder to see which options are available to you.

Grey Wolf shareholders of record may submit their proxies by:

Internet.  You can vote over the Internet by accessing www.voteproxy.com and following the instructions on the website prior to 11:59 p.m. on December 8, 2008. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card(s) or voting instruction card(s).

Telephone.  You can vote by telephone by calling 1-800-PROXIES (1-800-776-9437) toll-free in the US, Canada or Puerto Rico on a touch-tone phone prior to 11:59 p.m. on December 8, 2008. You will then be prompted to enter the control number printed on your proxy card and to follow subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card(s) or voting instruction card(s).

Mail.  You can vote by mail by completing, signing, dating and mailing your proxy card(s) or voting instruction card(s) in the postage-paid envelope included with this proxy statement/prospectus. If you vote by mail, your proxy card(s) must be received prior to December 9, 2008, the date of the special meeting.

SUMMARY HISTORICAL FINANCIAL STATEMENT PRESENTATION

Unless otherwise indicated in this document, all financial information relating to Grey Wolf is presented in US dollars, has been prepared in accordance with generally accepted accounting principles in the US (“US GAAP”) and has been derived from Grey Wolf’s consolidated financial statements prepared in accordance with US GAAP. All historical financial information relating to Precision is presented in Canadian dollars and in accordance with US GAAP and is derived from Precision’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and reconciled to US GAAP, except for pro forma data which is presented under US GAAP in US dollars.

Canadian GAAP differs from US GAAP and may result in material differences in reported financial results for Precision. For a reconciliation to US GAAP of Precision’s financial statements for the six-month periods ended June 30, 2008 and June 30, 2007, see Precision’s reports on Form 6-K and, for each of the five years ended December 31, 2007, 2006, 2005, 2004 and 2003, see Precision’s Annual Report on Form 40-F for the years ended December 31, 2007, 2006 and 2005.

Following the Merger, Precision expects that it will continue to be a “foreign private issuer” eligible to file reports under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the multi-jurisdictional disclosure system. The multi-jurisdictional disclosure system facilitates cross-border offerings of securities and continuous reporting by specified Canadian issuers. The system permits eligible companies in the US and Canada to offer securities in the other country using the disclosure documents meeting the regulatory requirements of their home country. As a trust governed by the laws of the Province of Alberta and subject to the reporting requirements of the various securities regulatory authorities in Canada, Precision is required to prepare and file financial information under Canadian GAAP.

Precision and Grey Wolf expect that the Merger will be accounted for as a purchase. Following the Merger, Precision anticipates filing with the Securities and Exchange Commission (“SEC”) annual consolidated financial statements prepared in accordance with Canadian GAAP reconciled to US GAAP. Communications with unitholders will also primarily focus on the financial results of the merged company prepared in accordance with Canadian GAAP.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL
AND OPERATING DATA OF PRECISION

The selected consolidated financial data of Precision as of and for each of the years ended December 31, 2007, 2006, 2005, 2004 and 2003 (shown in US GAAP) have been derived from Precision’s audited consolidated financial statements which are prepared in accordance with Canadian GAAP and reconciled to US GAAP. The selected historical financial data as of and for the six-month periods ended June 30, 2008 and 2007 have been derived from the unaudited consolidated financial statements of Precision, and the related US GAAP reconciliation incorporated by reference in this proxy statement/prospectus. The unaudited financial data presented have been prepared on a basis consistent with Precision’s audited consolidated financial statements as of and for the year ended December 31, 2007. In the opinion of Precision’s management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not indicative of the results to be expected for the full year or any future period. More comprehensive financial information is included in Precision’s financial statements and annual reports. The selected consolidated financial data set forth below is qualified in its entirety by reference to, and should be read in conjunction with, Precision’s complete consolidated financial statements, including the notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Precision’s Annual Report on Form 40-F for the year ended December 31, 2007, which is incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” regarding how you can obtain this information beginning on page 136.

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Unaudited)
	(In US GAAP, Cdn$ in thousands, except per unit/share data and operating data)

Revenue	$481,203	$532,547	$1,009,201	$1,437,584	$1,269,179	$1,028,488	$915,170
Expenses:
Operating	261,985	266,062	516,094	688,207	641,805	566,297	544,163
General and administrative	36,580	24,829	55,997	81,217	89,557	55,959	36,296
Depreciation and amortization	37,761	35,510	78,326	73,234	71,561	74,829	78,112
Foreign exchange	(1,125)	893	2,398	(353)	(3,474)	(8,100)	(2,216)
Interest:
Long-term debt	4,344	4,179	7,767	8,800	38,735	46,575	34,492
Other	99	58	106	171	558	246	115
Income	(160)	(195)	(555)	(942)	(10,023)	(541)	(541)
Other	—	—	—	(408)	160,389	(4,899)	(1,493)
Earnings from continuing operations before income taxes	141,719	201,211	349,068	587,658	280,071	298,122	226,242
Income taxes:
Current	4,697	(3,647)	(737)	34,526	241,402	53,698	40,828
Deferred	9,300	21,069	6,950	(19,380)	(169,019)	48,103	34,900
Total income tax	13,997	17,422	6,213	15,146	72,383	101,801	75,728
Net earnings continuing operations	127,722	183,789	342,855	572,512	207,688	196,321	150,514
Earnings from discontinued operations (2)	—	—	2,956	7,077	1,388,060	64,920	38,162
Net earnings	127,722	183,789	345,811	579,589	1,595,748	261,241	188,676
Distributions declared	98,091	128,273	276,667	471,524	70,510	—	—
Cash distributions declared per unit (2)	0.78	1.02	1.96	3.56	0.56	—	—
Earnings per unit/share from continuing operations:
Basic	1.02	1.46	2.73	4.56	1.68	1.70	1.38
Diluted	1.02	1.46	2.73	4.56	1.66	1.67	1.36

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Unaudited)
	(In US GAAP, Cdn$ in thousands, except per unit/share data and operating data)

Unit/share data: (3)
Issued	$125,758	$125,758	$125,758	$125,758	$125,461	$121,580	$109,691
Weighted average units/shares outstanding	125,758	125,758	125,758	125,545	123,304	115,654	108,860
Weighted average — diluted	125,785	125,758	125,760	125,545	125,412	117,210	110,598
Statement of cash flow data:
From operations	257,765	385,371	484,115	609,744	206,013	286,437	200,921
From investments	(103,443)	(115,398)	(191,402)	(234,723)	1,037,529	(873,160)	(220,144)
From financing	(147,205)	(269,973)	(292,713)	(375,021)	(1,462,574)	527,144	(34,228)
Discontinued operations (2)	—	—	—	—	97,020	160,221	57,506
Other financial data:
Acquisitions net of cash	—	—	—	16,428	30,421	679,814	6,800
Purchase of property, plant and equipment	54,812	108,542	186,973	263,030	155,231	122,692	96,193
Distributions paid	118,212	150,909	249,000	444,651	33,875	—	—
Operating Data:
Drilling rigs available (2)	248	247	245	241	230	277	245
Canada rig days	13,570	14,960	30,475	44,768	46,937	41,625	42,275
US rig days	2,243	499	1,850	170	—	—	—
International rig days (2)	124	—	—	—	—	—	—

	As of
	June 30,	As of December 31,
	2008	2007	2006	2005	2004	2003
	(Unaudited)
	(In US GAAP, Cdn$ in thousands)

Statement of Balance Sheet Data:
Total assets	$1,819,331	$1,826,506	$1,824,215	$1,781,911	$3,915,078	$3,001,637
Long-term debt	104,948	119,826	140,880	96,838	718,850	399,422
Assets net of liabilities	1,409,096	1,379,430	1,280,104	1,137,620	1,530,308	1,193,319
Unitholders’ temporary equity (1)	3,146,916	1,730,328	3,153,594	4,304,665	—	—
Share capital (3)	—	—	—	—	1,272,673	936,529

(1)	On November 7, 2005, PDC converted to an open-ended investment trust. Pursuant to the reorganization, shareholders of PDC exchanged their PDC common shares for Precision trust units. Precision trust units are, subject to certain limitations, redeemable at any time on demand by the unitholder. Under US GAAP, the amount included on the consolidated balance sheet for unitholder’s equity is classified as temporary equity and recorded at an amount equal to the redemption value of the Precision trust units as of the balance sheet date.

(2)	On August 31, 2005, Precision sold its Energy Services and International Contract Drilling divisions to Weatherford International Ltd. for proceeds of approximately Cdn$1.13 billion and 26 million common shares of Weatherford, valued at Cdn$2.1 billion.

In addition, on September 13, 2005, Precision sold its industrial plant maintenance business to Borealis Investments Inc. for proceeds of approximately Cdn$274 million.

In 2005, Cdn$2.9 billion (Cdn$23.07 per share) was distributed to Precision’s shareholders in connection with the sale of Precision’s energy services and international contract drilling divisions.

For comparative purposes results of discontinued operations information has been removed from the financial and operating data.

(3)	On May 15, 2005, PDC undertook a 2 for 1 stock split. Comparative numbers have been changed to affect the stock split equivalent.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND
OPERATING DATA OF GREY WOLF

The selected historical consolidated financial data of Grey Wolf as of and for each of the years ended December 31, 2007, 2006, 2005, 2004 and 2003 has been derived from Grey Wolf’s audited consolidated financial statements and prepared in accordance with US GAAP. The selected historical financial data as of and for the six-month periods ended June 30, 2008 and 2007 has been derived from the unaudited consolidated financial statements of Grey Wolf incorporated by reference in this proxy statement/prospectus. The unaudited financial data presented has been prepared on a basis consistent with Grey Wolf’s audited consolidated financial statements. In the opinion of Grey Wolf’s management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The selected consolidated financial data set forth below should be read in conjunction with, Grey Wolf’s complete consolidated financial statements, including the notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Grey Wolf’s Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 136 regarding how you can obtain this information.

The information below refers to EBITDA of Grey Wolf. Grey Wolf believes that its disclosure of EBITDA and EBITDA per rig day as a measure of rig operating performance allows investors to make a direct comparison between Grey Wolf and its competitors, without regard to differences in capital structure or to differences in the cost basis of Grey Wolf’s rigs and those of Grey Wolf’s competitors. EBITDA means earnings before interest, income taxes, depreciation and amortization. EBITDA has limitations as an analytical tool and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with US GAAP. EBITDA excludes some, but not all, items that affect net income. Limitations to using EBITDA as an analytical tool include:

•	EBITDA does not reflect current or future requirements for capital expenditures or capital commitments;

•	EBITDA does not reflect changes in, or cash requirements necessary to service interest or principal payments on indebtedness;

•	EBITDA does not reflect income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	an improving trend in EBITDA may not be indicative of an improvement in profitability; and

•	other companies in Grey Wolf’s industry may calculate EBITDA differently than Grey Wolf, limiting its usefulness as a comparative measure.

Please see the reconciliations of EBITDA to net income, which is the most directly comparable US GAAP financial measure for each of the periods presented, below.

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(US$ in thousands, except per share data and operating data)
	(Unaudited)

Statement of Operations Data:
Contract Drilling Revenue	$418,229	$469,533	$906,577	$945,527	$696,979	$424,634	$285,974
Costs and expenses:
Drilling operations	243,461	253,260	513,847	516,787	418,644	327,797	244,287
Depreciation and amortization	54,753	43,811	97,361	74,010	61,279	55,329	50,521
General and administrative	16,833	14,558	29,439	24,305	16,248	13,317	11,966
(Gain) loss on sale of assets and other	50	(129)	(175)	(16,054)	(115)	(45)	(81)

Total costs and expenses	315,097	311,500	640,472	599,048	496,056	396,398	306,693
Interest income (expense), net	(1,568)	(178)	(708)	(2,128)	(7,791)	(13,982)	(26,878)
Net income (loss)	63,621	100,286	169,892	219,951	120,637	8,078	(30,200)
Net income (loss) per common stock:
Basic	0.36	0.55	0.93	1.16	0.63	0.04	(0.17)
Diluted	0.31	0.46	0.79	0.98	0.54	0.04	(0.17)
Statement of Cash Flows Data:
Cash flows provided by (used in):
Operating activities	172,218	190,319	295,832	288,230	221,612	45,146	(7,040)
Investing activities	(104,214)	(120,349)	(225,500)	(170,514)	(128,250)	(74,077)	(33,927)
Financing activities	(2,644)	(8,014)	(52,404)	(61,088)	8,073	46,291	(18,582)
Other Financial Data:
Capital Expenditures:
Acquisitions, net of cash acquired	4,362	—	—	—	—	28,906	—
Property and equipment	96,077	122,842	220,191	197,161	131,352	46,951	35,102
Deposits for new rig purchases	5,766	—	9,771	10,979	—	—	—
EBITDA	162,363	208,596	376,668	431,975	265,775	84,342	30,770
Operating Data:
Rig days(1)	18,664	19,397	38,478	39,561	37,229	31,177	22,147
Average revenue per rig day	$22,408	$24,206	$23,561	$23,901	$18,721	$13,620	$12,913
Average EBITDA per rig day	$8,699	$10,754	$9,789	$10,919	$7,139	$2,705	$1,389
Average number of rigs operating	103	107	105	108	102	85	61

(1)	A rig day is a twenty-four hour period in which a Grey Wolf rig is under contract and should be earning revenues.

The following table presents a reconciliation of EBITDA to net income, which is the most directly comparable US GAAP financial performance measure, for each of the periods indicated:

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(US$ in thousands)
	(Unaudited)

Earnings before interest expense, income taxes, depreciation and amortization	$162,363	$208,596	$376,668	$431,975	$265,775	$84,342	$30,770
Depreciation and amortization	(54,753)	(43,811)	(97,361)	(74,010)	(61,279)	(55,329)	(50,521)
Interest expense	(6,046)	(6,930)	(13,910)	(13,614)	(11,364)	(14,759)	(27,832)
Total income tax (expense) benefit	(37,943)	(57,569)	(95,505)	(124,400)	(72,495)	(6,176)	17,383
Net income (loss) applicable to common shares	63,621	100,286	169,892	219,951	120,637	8,078	(30,200)

	As of June 30,		As of December 31,
	2008	2007	2007	2006	2005	2004	2003
	(US$ in thousands)
	(Unaudited)

Balance Sheet Data:
Cash and cash equivalents	$313,061	$291,729	$247,701	$229,773	$173,145	$71,710	$54,350
Working capital	369,543	352,035	338,804	304,764	250,446	118,096	71,833
Total assets	1,304,951	1,203,330	1,207,970	1,086,984	869,035	635,876	532,184
Long-term liabilities	456,954	434,131	443,769	406,108	404,654	337,810	285,615
Shareholders’ equity	725,516	630,941	659,509	533,794	369,232	237,482	195,637

SELECTED UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

The following tables set forth selected unaudited pro forma condensed combined financial information. The pro forma amounts included in the tables below are presented as if the Merger had been effective as of June 30, 2008 for the pro forma balance sheet and as of January 1, 2007 for the pro forma statements of operations, and reflects adjustments directly related to the Merger. The pro forma adjustments are based on available information and assumptions that each company’s management believes are reasonable and in accordance with SEC requirements. You should read this information in conjunction with, and such information is qualified in its entirety by, the consolidated financial statements and accompanying notes of Precision and Grey Wolf incorporated in this document by reference and the pro forma combined financial statements and accompanying discussions and notes beginning on page 115. See “Where You Can Find More Information” beginning on page 136 regarding how you can obtain the complete financial statements and accompanying footnotes. The pro forma amounts in the tables below are presented for informational purposes. You should not rely on the pro forma amounts as being indicative of the financial position or the results of operations of the combined company that would have actually occurred had the Merger been effective during the periods presented or of the future financial position or future results of operations of the combined company.

	Six Months Ended	Year Ended
	June 30, 2008	December 31, 2007
	(US$ in thousands, except per share data)

Statement of Operations Data:
Revenue	$896,087	$1,847,031
Operating expenses (excluding depreciation and amortization)	503,625	994,784
Depreciation and amortization	98,187	194,204
General and administrative	53,159	81,621
Interest expense, net	39,799	72,980
Net income from continuing operations	162,777	433,205
Net income	162,777	435,960
Net Income Per Trust Unit:
Basic	0.97	2.60
Diluted	0.97	2.60
Weighted Average Trust Units Outstanding:
Basic	167,758	167,758
Diluted	167,785	167,760

As of June 30, 2008
(US$ in thousands)

Balance Sheet Data:
Cash and cash equivalents	$6,988
Working capital	18,842
Total assets	4,247,224
Long-term debt, net of current portion	930,185
Unitholders’ equity (including temporary equity)	2,276,695

COMPARATIVE PER SHARE AND TRUST UNIT DATA

The following table sets forth, for the periods indicated, selected pro forma per trust unit amounts, for the Precision trust units, after giving effect to the Merger accounted for under the purchase method of accounting, pro forma per trust unit equivalent amounts for shares of Grey Wolf common stock and the corresponding historical per share data for the Grey Wolf common stock and per trust unit data for the Precision trust units. The information presented is based upon, and is qualified in its entirety by, the consolidated financial statements and the related notes of each of Grey Wolf and Precision incorporated in this document by reference. You should not rely on the pro forma per share or per trust unit data as being indicative of the results of operations or the financial condition that would have been reported by the combined company had the Merger been in effect during these periods or that may be reported in the future. See “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 21 for a more complete discussion.

Information presented in the table below reflects the following:

•	Each of the comparative per share and trust unit data has been calculated assuming completion of the Merger as if it had been in effect for all periods presented based on the conversion of Grey Wolf’s convertible notes and an aggregate of approximately 223 million outstanding shares of Grey Wolf common stock to Precision trust units subject to the maximum amounts translated to $5.00 in cash and 0.1883 of a Precision trust unit for each share of Grey Wolf common stock.

•	Net income per trust unit is presented based upon the pro forma results of the two entities stated under US GAAP.

	Six Months Ended	Year Ended
	June 30,	December 31,
	2008	2007

Precision — Historical (Cdn$)
Net Income From Continuing Operations Per Trust Unit:
Basic	$1.02	$2.73
Diluted	1.02	2.73
Book value per trust unit	$11.20	10.97
Grey Wolf — Historical (US$)
Net Income Per Share:
Basic	$0.36	$0.93
Diluted	0.31	0.79
Book value per share	4.06	3.70
Combined Entity — Unaudited Pro Forma Combined Amounts (US$)
Net Income Per Trust Unit:
Basic	$0.97	$2.60
Diluted	0.97	2.60
Book value per trust unit	$13.56	N/A

COMPARATIVE PER SHARE AND PER TRUST UNIT MARKET PRICE
AND DIVIDEND INFORMATION

Precision trust units are listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and the New York Stock Exchange under the trading symbol “PDS.” Grey Wolf common stock is listed on the American Stock Exchange under the trading symbol “GW.” The following table sets forth, for the respective calendar years and quarters indicated, the high and low sale prices per share of Grey Wolf common stock as reported on the American Stock Exchange Composite Tape, and the high and low sale prices per Precision trust unit as reported on the New York Stock Exchange Composite Tape and the Toronto Stock Exchange. The Toronto Stock Exchange sale prices of Precision trust units are presented in Canadian dollars, and the New York Stock Exchange sale prices of Precision trust units are presented in US dollars.

	The American Stock		The New York Stock		The Toronto Stock
	Exchange (US$)		Exchange (US$)		Exchange (Cdn$)
	Grey Wolf		Precision Trust		Precision Trust
	Common Stock		Units		Units
	High	Low	High	Low	High	Low

2003(1)
Annual	$4.99	$3.11	$44.08	$31.10	$58.74	$45.30

2004(1)
Annual	5.58	3.30	66.19	42.30	78.70	55.89

2005
Annual	8.60	3.70	34.01	25.85	39.75	30.50

2006
Annual	8.93	6.10	38.20	21.46	43.40	24.40

2007
Annual	8.60	4.85	27.89	14.91	30.93	14.82
First Quarter	7.08	6.38	24.12	21.06	28.30	25.05
Second Quarter	8.60	6.65	27.89	22.60	30.93	25.62
Third Quarter	8.33	6.18	25.45	17.25	26.87	18.33
Fourth Quarter	6.63	4.85	19.65	14.91	19.54	14.82

2008
First Quarter	7.04	5.00	23.53	15.15	24.00	15.13
Second Quarter	10.50	6.11	28.59	21.89	28.93	22.55
Third Quarter	9.65	6.88	28.15	15.42	28.09	16.00
Fourth Quarter (through October 27, 2007)	7.86	4.70	16.82	8.41	17.84	9.99

(1)	Prior to November 7, 2005, Precision was a corporation and its common shares were listed for trading.

The table below sets forth the high and low sale prices for each of the six most recent full calendar months for Grey Wolf common stock as reported on the American Stock Exchange Composite Tape and Precision trust units as reported on the New York Stock Exchange Composite Tape and the Toronto Stock Exchange. The American Stock Exchange and New York Stock Exchange sale prices of Grey Wolf common stock and Precision trust units, respectively, are presented in US dollars and the Toronto Stock Exchange sale prices of Precision trust units are presented in Canadian dollars.

	The American		The New York
	Stock		Stock		The Toronto Stock
	Exchange (US$)		Exchange (US$)		Exchange (Cdn$)
	Grey Wolf		Precision Trust		Precision Trust
	Common Stock		Units		Units
	High	Low	High	Low	High	Low

April 2008	$9.13	$6.11	$27.25	$21.89	$27.46	$22.55
May 2008	8.05	6.18	28.38	24.03	28.39	24.50
June 2008	10.50	7.68	28.59	25.76	28.93	26.05
July 2008	9.65	8.46	28.15	21.01	28.09	21.30
August 2008	8.87	7.96	22.89	19.30	23.45	20.53
September 2008	8.70	6.88	21.05	15.42	22.32	16.00

The table below sets forth the cash distributions declared per Precision trust unit and dividends declared per share of Grey Wolf common stock for the fiscal years ended 2003, 2004, 2005, 2006 and 2007 and for the six months ended June 30, 2007 and 2008.

	Declared Distributions/Dividends
	Precision	Grey Wolf
	(Cdn$)(1)	(US$)

Year Ended December 31,
2003	$—	$—
2004	—	—
2005(2)	0.56	—
2006	3.56	—
2007	1.96	—
Six Months Ended June 30,
2007	1.02	—
2008	0.78	—

(1)	Aggregate of the cash distributions declared each calendar month.

(2)	Cash distributions were initially declared for unitholders of record in the month of November 2005 following the conversion of PDC to a trust effective November 7, 2005. In 2005, Cdn$2.9 billion (Cdn$23.07 per share) was distributed to Precision’s shareholders in connection with the sale of Precision’s energy services and international contract drilling divisions.

CURRENCY EXCHANGE RATE DATA

The following tables show, for the date or periods indicated, certain information regarding the US dollar/Canadian dollar exchange rate. The information is based on the noon buying rate as reported by the Federal Reserve Bank in the City of New York.

	Cdn$ per US$1.00	US$ per Cdn$1.00

August 22, 2008 (the last trading day before public announcement of the merger)	1.0456	0.9564
October 27, 2008	1.2935	0.7731

	Closing Rate	Average
	Cdn$ per	Cdn$ per
	US$1.00	US$1.00

Year Ended December 31,
2003	1.2923	1.4008
2004	1.2034	1.3017
2005	1.1656	1.2115
2006	1.1652	1.1340
2007	0.9881	1.0742
Six Months Ended June 30,
2007	1.0634	1.1345
2008	1.0185	1.0070

The following table shows the high and low US dollar/Canadian dollar exchange rates for each of the months indicated. The information is based on the noon buying rate as reported by the Federal Reserve Bank in the City of New York.

	High	Low
	Cdn$ per	Cdn$ per
	US$1.00	US$1.00

May 2008	1.1870	0.9883
June 2008	1.0282	1.0011
July 2008	1.0261	1.0015
August 2008	1.0677	1.0251
September 2008	1.0797	1.0338
October 2008	1.2573	1.0607

RISK FACTORS

In addition to the other information included or incorporated by reference in this proxy statement/prospectus, you should carefully consider the matters described below relating to the proposed Merger in deciding whether to vote for approval of the Merger Agreement. Although Precision and Grey Wolf believe that the matters described below cover the material risks related to the Merger, they may not contain all of the information that is important to you in evaluating the Merger. Accordingly, we urge you to read this entire proxy statement/prospectus, including the appendices and the information included or incorporated by reference in this document. Please also refer to the additional risk factors identified in the periodic reports and other documents of Precision and Grey Wolf incorporated by reference into this proxy statement/prospectus and listed in the section entitled “Where You Can Find More Information” beginning on page 136.

Risks Relating to the Merger

All the anticipated benefits of the Merger may not be realized.

The success of the Merger will depend, in part, on our ability to achieve the anticipated strategic benefits from integrating the businesses of Grey Wolf into Precision. We expect Precision to benefit from modest operational synergies resulting from the integration of the capabilities of Grey Wolf as well as greater efficiencies from increased scale. If we are not able to achieve these objectives, the anticipated cost synergies and other strategic benefits of the Merger may not be realized fully or at all or may take longer to realize than expected. We may fail to realize some or all of the anticipated benefits of the Merger in the amounts and times projected for a number of reasons, including that the integration may take longer than anticipated, be more costly than anticipated or have unanticipated adverse results relating to Precision’s or Grey Wolf’s existing businesses. As a result of these factors, it is possible that Precision and Grey Wolf will not achieve the anticipated operating synergies from the Merger.

Grey Wolf may not be integrated successfully.

Precision and Grey Wolf have operated, and until completion of the Merger will continue to operate, independently. As a result, the Merger will present challenges to management, including the integration of the operations, systems, technologies and personnel of Grey Wolf, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention, inconsistencies in standards, controls, procedures and policies, operational interruptions and the loss of key employees, customers or suppliers. The difficulties to be encountered in the transition and integration processes could have an adverse effect on the revenues, levels of expenses and operating results of the combined company. As a result, Precision may not be able to successfully integrate Grey Wolf.

Precision and Grey Wolf will incur transaction, integration and restructuring costs in connection with the Merger.

We expect to incur significant costs associated with transaction fees, including a $25 million termination fee payable to Basic, professional services and other costs related to the Merger. We also will incur integration and restructuring costs following the completion of the Merger as the business operations of Grey Wolf are integrated with the business of Precision. Although Precision and Grey Wolf expect that, over time, the realization of efficiencies related to such integration will offset incremental transaction, Merger-related and restructuring costs, this net benefit may not be achieved in the near term, or at all. This may result in unanticipated costs and other changes in our future financial results.

The directors and executive officers of Grey Wolf have interests in the Merger that are different from yours.

In considering the recommendation of the board of directors of Grey Wolf to vote for the proposal to approve the Merger Agreement, you should be aware that members of the Grey Wolf board and members of Grey Wolf’s management team have pre-existing arrangements that provide them with interests in the Merger that differ from, or are in addition to, those of Grey Wolf shareholders generally. These arrangements include employment agreements between Grey Wolf and its executive officers. For a more complete discussion see “The Merger — Interests of Grey Wolf Directors and Officers in the Merger” beginning on page 87. The Grey Wolf board was aware of these pre-existing agreements and arrangements during its deliberations on the merits of the Merger and in determining to unanimously recommend to the shareholders of Grey Wolf that they vote for the proposal to approve the Merger Agreement.

Changes in the value of the Precision trust units may affect the value of your Merger consideration.

The specific value of the consideration Grey Wolf’s shareholders will receive in the Merger will depend on the market price of the Precision trust units at the effective time of the Merger. As a Grey Wolf shareholder, you will have the ability to elect to receive cash or the Precision trust units subject to proration, where the maximum amount of cash to be paid by Precision will be approximately $1.115 billion, and the maximum number of the Precision trust units to be issued will be approximately 42.0 million (these maximums assume the conversion of all Grey Wolf’s convertible debt securities and exercise of certain stock options which, together with the outstanding shares of Grey Wolf common stock, total approximately 223 million fully-diluted shares of Grey Wolf common stock). These maximum aggregate amounts translate to $5.00 in cash and 0.1883 of a Precision trust unit for each share of Grey Wolf common stock, subject to the appropriate adjustment, if any is necessary, to account for any reclassification, recapitalization, stock or unit split, consolidation, combination or exchange of shares or trust units or similar event. Thus, if the market price of the Precision trust units increases or decreases, the market value of any Precision trust units you receive in the Merger will correspondingly increase or decrease. Because the date that the Merger becomes effective may be later than the date of the special meeting, the price of the Precision trust units on the date the Merger becomes effective may be higher or lower than the price on the date of the special meeting. Many of the factors that affect the market price of the Precision trust units are beyond the control of Precision and Grey Wolf. We urge Grey Wolf shareholders to obtain current market quotations for the Precision trust units and Grey Wolf common stock. If you elect all cash, the amount per share of Grey Wolf common stock is fixed at $9.02, assuming there is not a proration of shares electing to receive cash Merger consideration.

The rights of Grey Wolf shareholders will change as a result of the Merger.

Following the completion of the Merger, Grey Wolf shareholders will no longer be shareholders of Grey Wolf, a Texas corporation, but will instead be unitholders of Precision, a Canadian open-ended, unincorporated investment trust. There will be important differences between your current rights as a shareholder of Grey Wolf, on the one hand, and the rights to which you will be entitled as a unitholder of Precision, on the other hand. For a more complete discussion, see “Comparison of Shareholder Rights” beginning on page 124.

Precision expects to maintain its status as a “foreign private issuer” in the US and thus will be exempt from a number of rules under the Exchange Act and will be permitted to file less information with the SEC than a company incorporated in the US.

As a “foreign private issuer,” Precision is exempt from certain rules under the Exchange Act that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Precision’s officers, trustees and principal unitholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, Precision is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act, nor is it generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. Accordingly, there may be less information concerning Precision publicly available than there is for US public companies such as Grey Wolf and such information may not be provided as promptly. In addition, Precision is permitted, under a multi-jurisdictional disclosure system adopted by the US and Canada, to prepare its disclosure documents in accordance with Canadian disclosure requirements, including preparing its financial statements in accordance with Canadian GAAP, which differs in some respects from US GAAP.

The ability of Grey Wolf shareholders to elect to receive cash or Precision trust units in exchange for their shares of Grey Wolf will be subject to proration in the event of an oversubscription or under subscription of the cash election or the Precision trust unit election.

In the Merger, each Grey Wolf shareholder may elect to receive for each share of Grey Wolf common stock either cash or Precision trust units, but such elections are subject to proration and adjustment to ensure that, in the aggregate, the maximum amount of cash to be paid by Precision, and the maximum number of Precision trust units to be issued will not be exceeded. Accordingly, despite your election, you may not receive exactly the amount, type and mix of consideration that you elected to receive for your shares of Grey Wolf common stock, which could result in, among other things, tax consequences that differ from those that would have resulted if you had received the form of consideration that you elected (including the potential recognition of gain for US federal income tax purposes if you receive cash). For example, if you elect to receive Precision trust units for each of your shares of Grey Wolf common stock and a number of other Grey Wolf shareholders elect to receive Precision trust units such that Precision would be required to issue more than 42 million Precision trust units as merger consideration, then you will only receive your pro rata portion of the approximately 42 million Precision trust units and you will receive the balance of your merger consideration in cash, in which case the cash portion of your merger consideration may be subject to recognition of gain for US federal income tax purposes. For a further discussion see “The Merger — Election and Exchange Procedures — Examples of Proration Adjustments of Merger Consideration” beginning on page 83.

The Merger may fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, resulting in your recognition of taxable gain or loss in respect of your Grey Wolf common stock.

The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither Precision nor Grey Wolf intends to request any ruling from the IRS as to the qualification of the Merger as a reorganization under the Code. No assurance can be given that the IRS will not assert, or that a court would not sustain, that the Merger does not qualify as a reorganization. If the Merger fails to qualify as a reorganization, you generally would recognize gain or loss equal to the difference between the sum of the fair market value of the Precision trust units and the amount of cash received in the Merger (including cash received in lieu of fractional Precision trust units) and your tax basis in shares of Grey Wolf common stock surrendered in exchange therefore. In addition, if the Merger fails to qualify as a reorganization, Grey Wolf will be subject to tax on a deemed sale of its assets, with any gain or loss for this purpose measured by the difference between Grey Wolf’s tax basis in its respective assets and the cash and Precision trust units conveyed in the Merger plus the amount of Grey Wolf’s liabilities. For a further discussion see “The Merger — Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units — Failure to Qualify as a Reorganization” beginning on page 75.

US Holders may recognize gain (but not loss) in respect of their Grey Wolf common stock if the value of Precision does not exceed that of Grey Wolf as of the closing date of the Merger even if the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code.

Section 367(a) of the Code and the applicable Treasury Regulations thereunder provide that where a US shareholder exchanges stock in a US corporation for stock in a non-US corporation in a transaction such as the Merger, the US shareholder is required to recognize any gain, but not loss, realized by the US shareholder on such exchange unless certain requirements are met. While Precision and Grey Wolf generally expect such requirements to be met, one such requirement is that the value of Precision equal or exceed the value of Grey Wolf as of the closing date of the Merger. Whether this requirement is met cannot be known until the closing date of the Merger. Precision and Grey Wolf intend to seek a ruling from the IRS to the effect that US Holders of Grey Wolf common stock will not be subject to gain recognition on account of Section 367 of the Code even if the value of Precision is less than Grey Wolf as of the closing date of the Merger, but no assurance can be given that such ruling will ultimately be obtained. Thus, if the value of Grey Wolf were to exceed that of Precision as of the closing date of the Merger, and Precision and Grey Wolf are not able to obtain the IRS ruling described in the preceding sentence, a US Holder of Grey Wolf common stock would recognize any gain realized by such US Holder as a result of the Merger, which gain may exceed the amount of cash (if any) received in the Merger by such US Holder. Obtaining the IRS ruling is not a condition to the closing of the Merger. For a further discussion see “The Merger — Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units — Application of Section 367 of the Code” beginning on page 73.

The Merger Agreement contains provisions that may discourage other companies from trying to acquire Grey Wolf for greater consideration.

The Merger Agreement contains provisions that may discourage a third party from submitting a business combination proposal to Grey Wolf that might result in greater value to Grey Wolf’s shareholders than the proposed Merger. These provisions include a general prohibition on Grey Wolf from soliciting or encouraging any acquisition proposal or offers for competing transactions and the requirement that Grey Wolf pay a termination fee of $64 million if the Merger Agreement is terminated in specified circumstances. Such termination fee is in addition to the $25 million termination fee that Grey Wolf will be required to pay to Basic upon consummation of the Merger or, in the event of an alternative acquisition transaction, upon consummation of an alternative acquisition, in each case if consummated prior to July 15, 2009 and as set forth in the Basic Merger Agreement.

Precision required Grey Wolf to agree to deal protection as a condition to Precision’s willingness to enter into the Merger Agreement. These provisions, however, might discourage a third party that might have an interest in acquiring all or a significant part of Grey Wolf from considering or proposing an acquisition, even if that party were prepared to pay consideration with a higher per share price than the current proposed Merger consideration. Furthermore, the termination fee may result in a potential competing acquiror proposing to pay a lower per share price to acquire Grey Wolf than it might otherwise have proposed to pay.

Risks Relating to Precision Trust Units

Precision is presently dependent on PDC for all cash available for distributions.

To receive cash available for distributions, Precision is presently entirely dependent on the operations and assets of PDC through Precision’s interest in Precision Drilling Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba (“PDLP”), which in turn owns 100% of the shares of PDC and a promissory note owing by PDC (the “Promissory Note”). Cash generated from the operations of PDC flows to PDLP in settlement of principal and interest owing on the Promissory Note and PDLP in turn makes distributions to Precision. Thus, distributions to holders of Precision trust units are dependent on the ability of PDC to make principal and interest payments on the Promissory Note, dividends and return of capital payments to PDLP. After the Merger, cash generated through the operations of the merged company will also flow to Precision and be available for distribution. The actual amount of cash available for distribution is and will be dependent upon numerous factors relating to the business of PDC (and Merger Sub after the Merger), including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts, contractual restrictions contained in the instruments governing its indebtedness, the impact of interest rates, the growth of the general economy, the price of crude oil and natural gas, changes to tax laws, weather, future capital requirements, the number of Precision trust units issued and outstanding and potential tax liabilities resulting from any successful reassessments of prior taxation years by taxation authorities. Any reduction in the amount of cash available for distribution, or actually distributed, by PDC or Merger Sub to Precision may impact the amount of cash available for distributions to the holders of the Precision trust units. The market value of the Precision trust units may deteriorate if Precision is unable to meet distribution expectations in the future, and such deterioration may be material.

Distributions by Precision on the Precision trust units are variable.

The actual cash flow available for distribution to holders of Precision trust units is a function of numerous factors including Precision’s financial performance; debt obligations; working capital requirements; future upgrade capital expenditures and future expansion capital expenditure requirements for the purchase of property, plant and equipment; tax obligations; the impact of interest rates; the growth of the general economy; the price of crude oil and natural gas; weather; and the number of the Precision trust units issued and outstanding. Distributions may be increased, reduced or suspended entirely depending on Precision’s operations and the performance of its assets. The market value of the Precision trust units may deteriorate if Precision is unable to meet distribution expectations in the future, and that deterioration may be material.

Risks associated with the taxation of Precision could negatively affect the value of the Precision trust units.

There can be no assurances that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed or will not be applied in a manner which adversely affects the holders of Precision trust units. For example, if Precision ceases to qualify as a “mutual fund trust” under the Income Tax Act (Canada), as amended (the “Canadian Tax Act”), certain Canadian federal income tax considerations would be materially and adversely different in certain respects.

Moreover, if Precision were to cease to qualify as a mutual fund trust, Precision trust units held by non-residents of Canada for purposes of the Canadian Tax Act (“non-residents”) would become taxable Canadian property under the Canadian Tax Act. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of the Precision trust units held by them unless they were exempt under an income tax convention, and non-resident holders would be subject to certain notification and withholding requirements on a disposition of their Precision trust units. In addition, Precision would be taxed on certain types of income distributed to holders of Precision trust units (apart from under the specified investment flow-through legislation discussed below). Payment of this tax may have adverse consequences for some holders of Precision trust units, particularly holders of Precision trust units that are non-residents and residents of Canada that are otherwise exempt from Canadian income tax.

The Canadian Tax Act provides that a trust will not be considered a “mutual fund trust” for purposes of the Canadian Tax Act if it is established or is maintained primarily for the benefit of non-residents of Canada. However, this disqualification rule does not apply if all or substantially all of the trust’s property is property other than “taxable Canadian property” as defined in the Canadian Tax Act. The assets of Precision have been structured to allow Precision to assert that all or substantially all of its property is property other than “taxable Canadian property” as defined in the Canadian Tax Act. However, no assurances can be provided that all or substantially all of Precision’s property is property other than “taxable Canadian property” as defined in the Canadian Tax Act and that this disqualification rule will not apply to cause Precision to cease to qualify as a “mutual fund trust” under the Canadian Tax Act.

On September 16, 2004, draft amendments to the disqualification rule were introduced providing that a trust will lose its status as a mutual fund trust if the aggregate fair market value of all trust units issued by the trust held by one or more non-residents of Canada or partnerships that are not “Canadian partnerships” (as defined in the Canadian Tax Act) is more than 50% of the aggregate fair market value of all the trust units issued by the trust where more than 10% (based on fair market value) of the trust’s property is certain types of “taxable Canadian property,” Canadian resource property or timber resource property as defined in the Canadian Tax Act. Since the assets of Precision have been structured to allow Precision to assert that greater than 10% of its property will not be taxable Canadian property, Canadian resource property or timber resource property, these draft amendments should not adversely affect Precision’s status as a mutual fund trust. However, no assurances can be provided that such draft legislation will be enacted as currently proposed or at all. Moreover, no assurances can be provided that no more than 10% of Precision’s property will be taxable Canadian property, Canadian resource property or timber resource property and, therefore, that, if enacted, such draft legislation would not adversely affect Precision’s status as a mutual fund trust under the Canadian Tax Act.

Legislation to implement proposals originally announced on October 31, 2006 relating to the taxation of certain publicly-traded trusts and their unitholders under the Canadian Tax Act has received royal assent. This legislation applies to trusts that are resident in Canada for purposes of the Canadian Tax Act that hold one or more “non-portfolio properties,” and the trust units of which are listed on a stock exchange or other public market (a “SIFT trust”). A SIFT trust effectively is subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties paid, or made payable, to unitholders at a rate comparable to the combined federal and provincial corporate income tax rate. Distributions of such income to unitholders should be treated as eligible dividends paid by a taxable Canadian corporation.

In general terms, a trust that existed on October 31, 2006 and to which the SIFT trust legislation otherwise would apply, should not become a SIFT trust until the earlier of January 1, 2011 or the first day after December 15, 2006 that the trust exceeds “normal growth” determined by reference to guidelines issued on December 15, 2006 by the Minister of Finance (Canada) (the “Guidelines”). The Guidelines provide that a trust should not be considered to exceed “normal growth” if the trust does not issue new equity (including convertible debentures or other equity substitutes) that exceeds the greater of Cdn$50 million per year or certain specified “safe harbor” amounts based on the market capitalization of the trust on October 31, 2006.

Provided that Precision does not issue new equity in an amount greater than the “safe-harbor” determined by the approximately Cdn$4 billion market capitalization of Precision on October 31, 2006, Precision should not be considered to exceed “normal growth” as set forth in the Guidelines. The Precision trust units issued in connection with the Merger should not result in Precision exceeding the “safe-harbor” amounts and becoming a SIFT trust prior to January 1, 2011. However, no assurances can be provided that Precision will not otherwise become a SIFT trust prior to January 1, 2011.

As part of its ongoing strategic planning, Precision will continue to examine and evaluate its various strategic alternatives, including its ability to reorganize its legal and tax structure to mitigate the expected impact of the SIFT legislation. While no assurances can be provided regarding the strategic alternatives, if any, that may be available, the strategic alternatives considered will recognize that on December 20, 2007 the Minister of Finance (Canada) announced that the federal government remains committed to ensuring that a SIFT trust may convert to a taxable Canadian corporation without undue tax consequences, and draft legislation was released on July 14, 2008 to specifically facilitate such a conversion. However, no assurances can be provided that such draft legislation will be enacted as currently proposed, or at all, or that if enacted the resulting legislation will apply to Precision’s particular circumstances to allow it to mitigate the impact of the SIFT legislation.

The Precision trust units have certain risks not associated with traditional investments in the oil and natural gas services business.

The Precision trust units do not represent a traditional investment in the oil and natural gas services business and should not be viewed as shares of common stock of PDC or Grey Wolf. The Precision trust units represent a fractional interest in Precision. Holders of Precision trust units do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. Precision’s sole assets are the shares of the general partner of PDLP and Merger Sub, the PDLP A units and other investments in securities. The price per Precision trust unit is a function of anticipated net earnings, distributable cash, the underlying assets of Precision and management’s ability to effect long-term growth in the value of PDC, Grey Wolf and other entities now or hereafter owned directly or indirectly by Precision. The market price of the Precision trust units is sensitive to a variety of market conditions including, but not limited to, interest rates, the growth of the general economy, the price of crude oil and natural gas and changes in law. Changes in market conditions may adversely affect the trading price of the Precision trust units. The Precision trust units are not “deposits” within the meaning of the Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Precision is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

If Precision does not constitute a “qualified foreign corporation” for US federal income tax purposes, individual US Holders of the Precision trust units may be taxed at a higher rate on Precision distributions.

Precision expects that distributions it makes to individual US Holders of Precision trust units that are treated as dividends for US federal income tax purposes generally should be treated as qualified dividend income eligible for the reduced maximum rate to individuals of 15% (5% for individuals in lower tax brackets). However, if Precision does not constitute a “qualified foreign corporation” for US federal income tax purposes, and as a result such dividends to individual US Holders of Precision trust units do not qualify for this reduced maximum rate, such holders will be subject to tax on such dividends at ordinary income rates (currently at a maximum rate of 35%). In addition, under current law, the preferential tax rate for qualified dividend income will not be available for taxable years beginning after December 31, 2010.

The composition for Canadian federal income tax purposes of distributions on the Precision trust units may change over time, and such changes could negatively affect the return on the Precision trust units.

Unlike interest payments on an interest-bearing security, distributions by income trusts on trust units (including those of Precision) are, for Canadian federal income tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable “returns of capital”). The composition for Canadian federal income tax purposes of distributions may change over time, thus affecting the after-tax return to holders of Precision trust units. Therefore, the rate of return for holders of Precision trust units over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a holder of Precision trust units may receive distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income, dividends or taxable capital gains in the hands of a holder of Precision trust units, while returns of capital are generally non-taxable to a holder of Precision trust units (but reduce the adjusted cost base in a Precision trust unit for Canadian federal income tax purposes).

If Precision ceases to qualify as a mutual fund trust under the Canadian Tax Act, the Precision trust units will cease to be qualified investments for a variety of plans, which could have negative tax consequences.

If Precision ceases to qualify as a mutual fund trust, the Precision trust units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Canadian Tax Act (collectively, the “Exempt Plans”). Where at the end of any month an Exempt Plan holds Precision trust units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Canadian Tax Act equal to 1% of the fair market value of Precision trust units at the time such Precision trust units were acquired by the Exempt Plan. In addition, where a trust governed by a registered retirement savings plan or registered retirement income fund holds Precision trust units that are not qualified investments, such trust will become taxable on its income attributable to the Precision trust units while they are not qualified investments, including the full amount of any capital gain realized on a disposition of Precision trust units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Precision trust units that are not qualified investments, the plan’s registration may be revoked.

If an investor acquires 10% or more of Precision trust units it may be subject to taxation under the “controlled foreign corporation” (“CFC”) rules.

Under certain circumstances, a US person who directly or indirectly owns 10% or more of the voting power of a foreign corporation that is a CFC (generally, a foreign corporation in which 10% US shareholders own more than 50% of the voting power of the foreign corporation) for an uninterrupted period of 30 days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation’s tax year must include in gross income for US federal income tax purposes its pro rata share of certain income of the CFC even if such share is not distributed to such person. Precision believes that it will not be a CFC immediately after the Merger, but this could change in the future.

Precision’s debt service obligations may limit the amount of cash available for distributions.

Precision and its affiliates may, from time to time, finance a significant portion of their growth (either from acquisitions or capital expenditure additions) through debt. Amounts paid in respect of interest and principal on debt incurred by Precision and its affiliates may impair Precision’s ability to satisfy its obligations under its subordinated inter-entity debt instruments through which cash flow is paid to PDLP and eventually to Precision for further distribution to its unitholders. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to service debt before payment of subordinated inter-entity debt. This may result in lower levels of cash for distribution by Precision. Ultimately, subordination agreements or other debt obligations could preclude distributions altogether.

Sales of additional Precision trust units to unitholders could negatively affect the value of the Precision trust units.

Precision may issue additional Precision trust units in the future to pay down indebtedness or to directly or indirectly fund the capital expenditure requirements of PDC and other entities now or hereafter owned directly or indirectly by Precision, including to finance acquisitions by those entities. Such additional Precision trust units may be issued without the approval of holders of Precision trust units, and the holders have no pre-emptive rights in connection with such additional issues. Precision’s trustees have discretion in connection with the price and the other terms of the issue of such additional Precision trust units.

Issuance of additional Precision trust units in lieu of cash distributions could negatively affect the value of the Precision trust units and result in the payment of taxes.

Precision’s Declaration of Trust provides that an amount equal to the taxable income of Precision will be payable each year to holders of Precision trust units in order to reduce Precision’s taxable income for Canadian federal income tax purposes to zero. Where in a particular year, Precision does not have sufficient cash to distribute such an amount, the Declaration of Trust provides that additional Precision trust units (which are subsequently consolidated into a unitholder’s existing Precision trust units) may be distributed in lieu of cash payments. Holders of Precision trust units will generally be required to include an amount equal to the fair market value of those Precision trust units in their taxable income for Canadian federal income tax purposes, notwithstanding that they do not directly receive a cash payment. In addition, as any such non-cash distributions made to persons that are not Canadian residents will be subject to Canadian tax withholding, but are generally not included in income for US federal income tax purposes (and also may not be included in income under the laws of certain other jurisdictions), such Canadian taxes withheld may exceed a US Holder’s or other non-resident holder’s allowable foreign tax credit under the laws of the relevant jurisdiction for the taxable year of the distribution.

A successful challenge by the tax authorities of the amount of interest expense deducted by PDC on its payments of promissory note interest could negatively affect the value of the Precision trust units.

Income fund structures often involve significant amounts of inter-entity debt, which may generate substantial interest expense and which serves to reduce earnings and therefore income tax payable. This is the case in respect of PDC and its interest expense on the Promissory Note. There can be no assurance that the taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against PDC, it could have a material adverse affect on the amount of distributable cash available.

A successful challenge by the tax authorities of the amount of expenses deducted by Precision, PDC and PDLP could negatively affect the value of the Precision trust units.

There can be no assurance that the Canadian taxation authorities will agree with the classification of expenses claimed by Precision, PDLP and PDC, respectively. If the taxation authorities successfully challenge the deductibility of any such expenses, the return to holders of Precision trust units may be adversely affected.

Holders of Precision trust units face a remote possibility of personal liability in connection with the obligations and affairs of Precision.

Precision’s Declaration of Trust provides that no holder of Precision trust units will be subject to any liability in connection with Precision or its obligations and affairs and, in the event that a court determines that holders of Precision trust units are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, Precision’s assets. Pursuant to the Declaration of Trust, Precision will indemnify and hold harmless each holder of Precision trust units from any costs, damages, liabilities, expenses, charges and losses suffered by a holder resulting from or arising out of such holder not having such limited liability. The Declaration of Trust also provides that all written instruments signed by or on behalf of Precision must contain a provision to the effect that obligations under those instruments will not be binding upon holders of any trust units personally. Personal liability may however arise in respect of claims against Precision that do not arise under contracts, including claims in tort, claims for taxes and possibly some other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. The Income Trusts Liability Act (Alberta) came into force on July 1, 2004. The legislation provides that a holder of Precision trust units will not be, as a beneficiary, liable for any act, default, obligation or liability of Precision’s trustee(s) that arises after the legislation came into force. However, this legislation has not yet been judicially considered by the courts and may not apply to unitholders outside of Alberta. The operations of Precision will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the holders of Precision trust units for claims against Precision, including by obtaining appropriate insurance, where available and to the extent commercially feasible. However, no assurance can be provided that holders of Precision trust units will not be subject to any liability of Precision.

Asset valuation variability could negatively affect the value of the Precision trust units.

The net asset value of the assets of Precision from time to time will vary depending upon factors which are beyond the control of Precision. The trading price of the Precision trust units also fluctuates due to factors beyond the control of Precision and such trading prices may be greater than the net asset value of Precision’s assets.

The price of Precision trust units may experience volatility.

Following the consummation of the Merger, the price of Precision trust units may be volatile. Some of the factors that could affect the price of Precision trust units are quarterly increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, the ability of Precision to implement its integration strategy and to realize the expected benefits from the Merger and speculation in the press or investment community about Precision’s financial condition or results of operations. General market conditions and US or international economic factors and political events unrelated to the performance of Precision may also affect its unit price. For these reasons, investors should not rely on recent trends in the price of Precision trust units or Grey Wolf common stock to predict the future price of Precision trust units or its financial results.

We may become a passive foreign investment company, or PFIC, which could result in adverse US tax consequences to US investors.

Since PFIC status is determined on an annual basis and will depend on the composition of Precision’s income and assets from time to time, it is possible that Precision could be considered a PFIC in a future taxable year. Such characterization could result in adverse US tax consequences to you if you are a US investor. In particular, a US investor would be subject to US federal income tax at ordinary income rates, plus a possible interest charge, in respect of any gain derived from a disposition of the Precision trust units, as well as certain distributions by Precision. In addition, a step-up in the tax basis of the Precision trust units would not be available upon the death of an individual holder.

Canadian tax withholding may exceed allowable US foreign tax credits and reduce effective yield to US investors

Withholding of Canadian tax is imposed at a 25% rate (reduced to 15% for recipients that are residents of the US eligible for benefits under the Canada-US Tax Convention) both on cash and non-cash distributions by Precision to persons that are not Canadian residents. However, as any non-cash distributions by Precision generally will not be included in income for US federal income tax purposes, such Canadian tax withholding may exceed a US Holder’s allowable foreign tax credit for the taxable year of the distribution, potentially resulting in a reduced after-tax cash yield to US investors for the year of such distribution. For a further discussion see “The Merger — Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units — Ownership by US Holders of Precision Trust Units — Dividends and Distributions” and “The Merger — Material Canadian Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units — Non-Canadian Holders — Taxation of Trust Unit Distributions to Non-Canadian Holders” beginning on pages 75 and 80, respectively.

Risks Relating to the Businesses of the Combined Company

In addition to risks relating to the businesses currently conducted by Precision and Grey Wolf, there are considerations applicable to the combined company after the Merger.

Precision and its subsidiaries will have substantial debt after the Merger, which could have a material adverse effect on its financial health and limit its future operations.

Precision and its subsidiaries will have a significant amount of debt immediately after the Merger. As of June 30, 2008, on a pro forma basis to reflect the Merger and Precision’s borrowing to finance the cash component of the Merger consideration, repayment of outstanding Grey Wolf and Precision debt and expenses relating to the Merger, Precision’s total outstanding long-term debt would have been $930 million. Under the commitment letter between PDC and its lenders dated August 24, 2008, and subject to the terms and conditions set forth in the commitment letter, the lenders have committed to provide an aggregate principal amount of $800 million under senior secured term loan facilities to Precision, an aggregate principal amount of $400 million under a senior secured revolving credit facility and $400 million (reduced by the amount of Grey Wolf’s convertible notes that PDC determines on or prior to the closing date of the Merger will not be converted or redeemed on or after the closing date) in cash proceeds from the issuance of debt securities in a Rule 144A or other private placement or, if PDC is unable to issue the full amount of the debt securities at or prior to the closing date, from a senior unsecured facility, which notes or senior unsecured facility may become secured under certain circumstances. The proceeds of the credit facilities may be used by Precision to finance the cash component of the Merger consideration, to repay outstanding debt of Precision and its subsidiaries, to pay expenses relating to the Merger, and to provide ongoing working capital requirements of Precision and its subsidiaries following the Merger. See “Financing of the Merger” beginning on page 105.

Precision’s substantial debt could have a material adverse effect on its financial condition and results of operations. In particular, it could:

•	increase Precision’s vulnerability to general adverse economic and industry conditions and require it to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, other debt service requirements, distributions and other general corporate purposes;

•	increase Precision’s exposure to risks inherent in interest rate fluctuations and changes in credit ratings or statements from rating agencies because certain of its borrowings (including borrowings under the new credit facilities) are at variable rates of interest, which would result in higher interest expense to the extent Precision has not hedged these risks against increases in interest rates;

•	limit Precision’s flexibility in planning for, or reacting to, changes in its business or the industry in which it operates;

•	place Precision at a competitive disadvantage compared to its competitors that have less debt;

•	limit Precision’s ability to borrow additional funds to meet its operating expenses, to make acquisitions and for other purposes; and

•	limit Precision’s ability to construct, purchase or acquire new rigs.

Our Canadian operations subject us to currency translation risk, which could cause our results to fluctuate significantly from period to period.

Precision’s operations in the US have revenue, expenses, assets and liabilities denominated in US dollars. As a result Precision’s income statement, balance sheet and statement of cash flow are impacted by changes in exchange rates between Canadian and US currencies in two main aspects.

•	Translation of US Currency Assets and Liabilities to Canadian Dollars. For Precision’s integrated operations, non-monetary assets and liabilities are recorded in the financial statements at the exchange rate in effect at the time of the acquisition or expenditure. As a result, the book value of these assets and liabilities are not impacted by changes in exchange rates. Monetary assets and liabilities are converted at the exchange rate in effect at the balance sheet dates, and the unrealized gains and losses are shown on the statements of earnings as “Foreign exchange.” Precision has a net monetary asset position for its US operations, which are US dollar based. As a result, if the Canadian dollar strengthens versus the US dollar, Precision will incur a foreign exchange loss from the translation of net monetary assets.

•	Translation of US Currency Statement of Earnings Items to Canadian Dollars. Precision’s US operations generate revenue and incur expenses in US dollars and the US dollar based earnings are converted into Canadian dollars for purposes of financial statement consolidation and reporting. The conversion of the US dollar based revenue and expenses to a Canadian dollar basis does not result in a foreign exchange gain or loss but does result in lower or higher net earnings from US operations than would have occurred had the exchange rate not changed. If the Canadian dollar strengthens versus the US dollar, the Canadian dollar equivalent of net earnings from the US will be negatively impacted. The majority of Precision’s US operations are transacted in US dollars. Transactions for Precision’s Canadian operations are primarily transacted in Canadian dollars. However, Precision occasionally purchases goods and supplies in US dollars. These transactions and foreign exchange exposure would not typically have a material impact on the Canadian operations’ financial results. Precision does not currently hedge any of its exposure related to the translation of US dollar based earnings into Canadian dollars. Precision’s consolidated results of operations may be negatively impacted by foreign currency fluctuations.

Precision’s consolidated results of operations may be negatively impacted by foreign currency fluctuations.

A substantial portion of Precision’s consolidated revenues following the Merger will be earned in non-Canadian currencies, primarily US dollars. For purposes of financial reporting under Canadian GAAP, revenues and expenses denominated in non-Canadian currencies are translated into Canadian dollars at the average exchange rates prevailing during the year. Precision expects to continue to report its financial results in Canadian dollars. The revenues that are earned in currencies other than Canadian dollars are subject to unpredictable fluctuations if the values of non-Canadian currencies change relative to the Canadian dollar. Such fluctuations could decrease Precision’s revenues earned in non-Canadian currencies and have a material adverse impact on its business.

Business acquisitions entail numerous risks and may disrupt Precision’s business or distract management attention.

It is contemplated that as part of Precision’s business strategy it will continue to consider and evaluate acquisitions of, or significant investments in, businesses and assets that are complementary to it. Any acquisition that Precision completes could have a material adverse effect on Precision’s operating results and/or the price of its securities. Acquisitions involve numerous risks, including:

•	unanticipated costs and liabilities;

•	difficulty of integrating the operations and assets of the acquired business;

•	the ability to properly access and maintain an effective internal control environment over an acquired company in order to comply with public reporting requirements;

•	potential loss of key employees and customers of the acquired companies; and

•	an increase in Precision’s expenses and working capital requirements.

Precision may incur substantial indebtedness to finance future acquisitions and also may issue equity securities or convertible securities in connection with any such acquisitions. Debt service requirements could represent a significant burden on Precision’s results of operations and financial condition and the issuance of additional equity could be dilutive to unitholders. Precision will also be required to meet certain financial covenants in order to borrow money under its credit agreement to fund future acquisitions. Acquisitions could also divert the attention of Precision’s management and other employees from Precision’s day-to-day operations and the development of new business opportunities. Even if Precision is successful in integrating its current or future acquisitions into its existing operations, Precision may not derive the benefits, such as operational or administrative synergies, that Precision expected from such acquisitions, which may result in the commitment of Precision’s capital resources without the expected returns on such capital. In addition, Precision may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets.

Any difficulty Precision experiences retaining, replacing or adding personnel could adversely affect Precision’s business.

It is anticipated that Precision will continue its current businesses and those of Grey Wolf after the Merger and as a result will have personnel issues similar to those currently faced from time to time by Grey Wolf and Precision. Precision may not be able to find enough skilled labor to meet its needs, which could limit its growth. As a result, Precision may have problems finding enough skilled and unskilled laborers in the future if demand for its services increases. If Precision is not able to increase its service rates sufficiently to compensate for similar wage rate increases, its operating results may be adversely affected.

Although neither Precision nor Grey Wolf has historically encountered material difficulty in hiring and retaining qualified rig crews, shortages of qualified personnel have occurred in the past in their industry during periods of high demand. The demand for qualified rig personnel has increased as a result of overall stronger demand for land drilling services over the last few years. Precision believes the demand for qualified rig personnel could increase further as new and refurbished rigs are brought into service by Precision and its competitors.

Other factors may also inhibit Precision’s ability to find enough workers to meet its employment needs. The work currently performed by Precision and Grey Wolf employees requires skilled workers who can perform physically demanding work. As a result of that industry’s volatility and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with Precision’s. Precision believes that its success is dependent upon its ability to continue to employ and retain skilled technical personnel and qualified rig personnel. Precision’s inability to employ or retain skilled technical personnel and qualified rig personnel generally could have a material adverse effect on its operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included or incorporated by reference into this proxy statement/prospectus, contains certain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian legislation. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of these words and similar expressions identify forward-looking statements, and any statements regarding the timing or benefits of the Merger, or Precision’s or Grey Wolf’s future financial condition, results of operations and business, are also forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based upon current expectations and estimates of the management of Precision and Grey Wolf and are subject to risks and uncertainties that may cause actual results to differ materially, including:

•	the various risks and other factors considered by the Grey Wolf board of directors as described under “The Merger — Grey Wolf’s Reasons for the Merger and Recommendation of Grey Wolf’s Board of Directors” beginning on page 56;

•	the amount and timing of any synergies expected to result from the Merger;

•	future capital expenditures and refurbishment, repair and upgrade costs;

•	expected completion times for refurbishment and upgrade projects;

•	sufficiency of funds for required capital expenditures, working capital and debt service;

•	liabilities under laws and regulations protecting the environment;

•	the impact of purchase accounting;

•	expected outcomes of litigation, claims and disputes and their expected effects on Precision’s and Grey Wolf’s financial condition and results of operations; and

•	the various risks and other factors identified in Grey Wolf’s Annual Report on Form 10-K for the year ended December 31, 2007, Precision’s Annual Report on Form 40-F for the year ended December 31, 2007, and in subsequent filings by Precision and Grey Wolf with the SEC.

Precision and Grey Wolf have based these statements on their assumptions and analyses in light of their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in these statements. Although it is not possible to identify all factors, Precision and Grey Wolf continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties described under “Risk Factors” beginning on page 25 and in the documents incorporated into this proxy statement/prospectus and the following:

•	the ability to consummate the Merger;

•	difficulties and delays in achieving synergies and cost savings;

•	potential difficulties in meeting conditions set forth in the Merger Agreement;

•	difficulties and delays in obtaining consents and approvals that are conditions to the completion of the Merger;

•	oil and natural gas prices and industry expectations about future prices;

•	the ability of Precision and Grey Wolf to enter into and the terms of future contracts;

•	the impact of governmental laws and regulations;

•	the adequacy of sources of liquidity;

•	uncertainties relating to the level of activity in oil and natural gas exploration, development and production;

•	the availability of skilled personnel;

•	the effect of litigation and contingencies; and

•	inability to carry out plans and strategies as expected.

Actual results and plans could differ materially from those expressed in any forward-looking statements if underlying assumptions prove incorrect, or if there occurs one or more of the risks or uncertainties described elsewhere herein or in the reports and documents incorporated by reference into this proxy statement/prospectus as described under “Where You Can Find More Information” beginning on page 136.

All forward-looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Precision, Grey Wolf or persons acting on their behalf may issue.

Except as otherwise required by applicable law, Precision and Grey Wolf disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. See also “Where You Can Find More Information” beginning on page 136.

THE GREY WOLF SPECIAL MEETING

This section contains information for Grey Wolf shareholders about the special meeting that Grey Wolf has called to allow its shareholders to consider and approve the Merger Agreement. Grey Wolf is first mailing this proxy statement/prospectus to its shareholders on or about October 30, 2008. Together with this proxy statement/prospectus, Grey Wolf is sending a notice of the special meeting and a form of proxy that Grey Wolf’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the meeting.

Date, Time and Place

The special meeting will be held at 9:00 a.m., local time, on December 9, 2008, at the Marriott Houston Westchase, Houston, Texas, to vote on the proposal to approve the Merger Agreement.

Record Date; Voting Rights and Outstanding Shares

Grey Wolf’s board of directors has established the close of business on October 27, 2008, as the record date for determining Grey Wolf shareholders entitled to receive notice of and to vote on proposals at the special meeting or any adjournment or postponement of the special meeting. Only holders of record of Grey Wolf common stock on the record date are entitled to vote at the special meeting. Each owner of record is entitled to one vote on all matters submitted for a vote for each share of Grey Wolf common stock held. As of the record date, there were 179,060,872 shares of Grey Wolf common stock outstanding and entitled to vote at the special meeting.

A complete list of shareholders entitled to vote at the Grey Wolf special meeting will be available for examination by any Grey Wolf shareholder at Grey Wolf’s headquarters, 10370 Richmond Avenue, Suite 600, Houston, Texas 77042 for purposes pertaining to the Grey Wolf special meeting, during normal business hours for a period of ten days before the Grey Wolf special meeting, and at the time and place of Grey Wolf’s special meeting.

Solicitation, Use and Revocation of the Proxies

Grey Wolf’s board of directors solicits the accompanying proxy for use at the special meeting to be held at 9:00 a.m., local time, on December 9, 2008, at the Marriott Houston Westchase, Houston, Texas. Giving a proxy means that a Grey Wolf shareholder of record authorizes the persons indicated on the Grey Wolf proxy card to vote his, her or its shares at Grey Wolf’s special meeting in the manner directed. If a Grey Wolf shareholder of record signs, dates and returns the enclosed proxy card but does not specify how to vote, his, her or its shares will be voted for the (i) approval of the Merger Agreement and (ii) adjournment of the Grey Wolf special meeting to solicit additional proxies in favor of the approval of the foregoing proposal. A Grey Wolf shareholder of record may revoke his, her or its proxy at any time before it is voted at the special meeting by:

•	voting over the telephone or Internet if eligible to do so, in which case a Grey Wolf shareholder’s latest dated vote before the special meeting will be the vote counted;

•	delivering to Grey Wolf’s corporate secretary a signed notice of revocation or a new proxy card with a later date; or

•	voting in person at the special meeting.

For more information on how to vote your proxy, see “Voting by Internet, Telephone or Mail” beginning on page 14.

Grey Wolf shareholders whose shares are registered in the name of a bank or brokerage firm may be eligible to vote through the Internet or by telephone. The enclosed proxy card or voting instruction form or information forwarded by your bank brokerage firm provides instructions for eligible Grey Wolf shareholders. Grey Wolf shareholders not wishing to vote through the Internet or by telephone or who are not eligible to vote through the Internet or by telephone should complete the enclosed paper proxy card and return it in the enclosed postage-paid envelope.

Signing and returning the proxy card or submitting the proxy via the Internet or by telephone does not affect a Grey Wolf shareholder’s right to revoke his, her or its proxy or to vote in person at the special meeting. A Grey Wolf shareholder’s attendance at the special meeting by itself does not constitute revocation of his, her or its proxy. Before the Grey Wolf special meeting, any written notice of revocation should be sent by a shareholder of record of Grey Wolf to Grey Wolf, Inc., 10370 Richmond Avenue, Suite 600, Houston, Texas 77042, Attention: Corporate Secretary. Any notice of revocation that is delivered at the special meeting by a shareholder of record of Grey Wolf should be hand delivered to the corporate secretary before a vote is taken. If you hold your shares in “street name,” please follow the instructions provided by your bank or brokerage firm to revoke or change your vote. A Grey Wolf shareholder may be asked to present documents for the purpose of establishing his or her identity as a Grey Wolf shareholder.

On or about October 30, 2008, Grey Wolf commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the special meeting.

Pursuant to the terms of the Merger Agreement, Grey Wolf and Precision will share equally the costs and expenses of printing and mailing this proxy statement/prospectus. Grey Wolf will pay the cost of soliciting proxies from its shareholders. Proxies are being solicited by mail and may be solicited by telephone, telegram, facsimile, or in person by employees of Grey Wolf, who will not receive additional compensation for their services. Grey Wolf has retained Georgeson, the information agent, to assist in the solicitation of proxies at a fee of approximately $25,000, plus out-of-pocket expenses. Grey Wolf will also request brokers and other fiduciaries to forward the proxy materials to the beneficial owners of Grey Wolf common stock and will reimburse their reasonable out-of-pocket expenses.

Quorum, Voting Requirements and Effect of Abstentions and Non-votes

A quorum is necessary for the transaction of business at the Grey Wolf special meeting. A quorum exists when holders of a majority of the total number of issued and outstanding shares of Grey Wolf common stock that are entitled to vote at the special meeting are present in person or by proxy. At the special meeting, inspectors of election will determine the presence of a quorum and tabulate the results of the voting by Grey Wolf shareholders. The inspectors will treat valid proxies marked “abstain” or proxies required to be treated as “non-votes” as present for purposes of determining whether there is a quorum at the special meeting. A “non-vote” occurs when a broker or nominee holding shares for a beneficial owner votes on one proposal but does not vote on another proposal, because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner of the shares. Broker non-votes will not be treated as votes cast, except that they will have the same effect as votes against the approval of the Merger Agreement. Brokers do not have discretionary authority to vote on the Merger Agreement. Abstentions will have the same effect as a vote against all of the proposals.

The approval of the Merger Agreement requires the approval of the holders of a majority of the issued and outstanding shares of Grey Wolf common stock. The approval of the proposal to adjourn the Grey Wolf special meeting to solicit additional proxies in favor approving the Merger requires the approval of a majority of the votes cast.

Approval of the Merger Agreement

As discussed elsewhere in this proxy statement/prospectus, holders of Grey Wolf common stock are considering approval of the Merger Agreement pursuant to the terms and subject to the conditions of the Merger Agreement. Holders of Grey Wolf common stock should read carefully this proxy statement/prospectus, including the annexes, in its entirety for more detailed information concerning the Merger Agreement and the Merger. In particular, holders of Grey Wolf common stock are directed to the Merger Agreement, a copy of which is included as Annex A to this proxy statement/prospectus. The Grey Wolf board of directors unanimously recommends that shareholders vote FOR the approval of the Merger Agreement.

THE MERGER

The discussion in this proxy statement/prospectus of the Merger and the principal terms of the Merger Agreement are subject to, and are qualified in their entirety by reference to, the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and incorporated into this proxy statement/prospectus by reference.

Background of the Merger

Grey Wolf’s board of directors and senior management had from time to time engaged in strategic planning reviews to consider ways to enhance shareholder value. In early 2007, Grey Wolf’s board of directors determined that Grey Wolf should seek a merger partner that was engaged primarily in complementary land-based oilfield service businesses other than domestic land drilling. This diversification growth strategy was intended to increase the scale of Grey Wolf’s overall business and position it for further growth and value creation in both land drilling and additional business lines. Diversification was also expected to lend more stability to Grey Wolf’s long-term financial performance by balancing the inherent cyclicality of its existing US land drilling business with the more stable performance of non-drilling oilfield service businesses or international land drilling.

In this context, Grey Wolf held merger discussions during the fourth quarter of 2007 with “Company A,” a publicly-held company primarily engaged in oilfield service businesses. These discussions culminated with the negotiation of a stock-for-stock merger of equals between Company A and Grey Wolf in which Grey Wolf would be the surviving company, coupled with a post-closing stock repurchase plan. However, the proposed merger discussions were terminated when, on the day Grey Wolf’s board of directors was scheduled to formally approve the merger agreement, senior management of Company A disclosed to senior management of Grey Wolf two developments that were regarded by Grey Wolf as materially adverse to the planned merger. The first development was that Company A was unable to deliver promised amendments to contractual corporate governance arrangements with one of Company A’s largest stockholders which would have been binding on the combined company following the merger. The second development was that Company A disclosed it would miss analysts’ consensus earnings estimates for the fourth quarter of 2007 by a substantial margin. Additionally, Company A was not prepared to publicly announce the expected earnings shortfall (which later proved to be greater than the earnings shortfall then disclosed to Grey Wolf) prior to execution of the proposed merger agreement with Grey Wolf. As a consequence of these developments, Grey Wolf and Company A abandoned merger discussions in early December 2007.

As a result of a strategic review in late 2007, management of Precision determined that an important element of its five-year strategy should include an attempt to reduce the impact of seasonality on Precision’s business through geographical diversification beyond Canada and to capitalize on growth opportunities arising as a result of increased drilling activity in the US. Precision identified Grey Wolf as one of the few publicly-traded companies that met the key criteria of its strategic analysis and acquisition plan. Similarly, Grey Wolf identified Precision as a highly-regarded potential merger partner in Grey Wolf’s strategic planning in 2007.

Following on the 2007 strategic review, Kevin A. Neveu, Chief Executive Officer of PDC, met with Thomas P. Richards, Chairman, Chief Executive Officer and President of Grey Wolf, and David W. Wehlmann, Chief Financial Officer, of Grey Wolf, on December 11, 2007, in Houston, Texas. At the meeting, the executives discussed the possibility of a business combination between their companies, including strategic fit, valuation issues and Precision’s trust structure.

On February 4, 2008, Mr. Neveu and Douglas J. Strong, PDC’s Chief Financial Officer, as well as Mr. Richards, Mr. Wehlmann and David J. Crowley, Executive Vice President and Chief Operating Officer of Grey Wolf met again in Houston to further discuss a possible business combination, including strategic fit, valuation issues and Precision’s trust structure.

On February 11, 2008, PDC’s Vice President of Business Development, Kenneth J. Haddad, began negotiations with Mr. Wehlmann regarding a confidentiality agreement between PDC and Grey Wolf. The confidentiality agreement was executed on February 13, 2008.

On February 19, 2008, Mr. Crowley and Mr. Neveu met in Calgary, Alberta and discussed the dynamics of the seasonality of the Canadian drilling market and the impact of recent legislative changes to the taxation of income trusts in Canada as well as the strategic fit of Precision and Grey Wolf.

Mr. Wehlmann and Mr. Crowley met with Mr. Haddad on February 21, 2008, to discuss Grey Wolf’s level of interest in entering into formal conversations regarding a possible merger. It was agreed that no confidential information would be exchanged until the parties could agree to a structure for a possible transaction. Precision understood that Grey Wolf’s board of directors would be willing to consider a merger with Precision. However, no further substantive conversations on a possible transaction occurred until July 2008.

During the first and second quarters of 2008, Grey Wolf held merger negotiations with Basic. On April 21, 2008, Basic and Grey Wolf publicly announced that they had executed the Basic Merger Agreement which was subject to the approval of the shareholders of each company. The Basic Merger Agreement called for Basic and Grey Wolf each to be merged into a newly-formed corporation which would be renamed Grey Wolf and would succeed to the business of both Basic and Grey Wolf. Under the Basic Merger Agreement, Basic’s shareholders would have received 0.9195 of a share of the common stock of the combined company and $6.70 in cash for each share of Basic common stock. Grey Wolf shareholders would have received 0.2500 of a share of the common stock of the combined company and $1.82 in cash for each share of Grey Wolf common stock. Former Grey Wolf shareholders would have owned 53% and former Basic shareholders would have owned 47% of the combined company. We refer to the proposed merger transaction between Basic and Grey Wolf pursuant to the Basic Merger Agreement as the “Basic Merger.”

The Basic Merger Agreement contained customary provisions generally restricting both Basic and Grey Wolf from soliciting, encouraging or facilitating competing acquisition proposals while the Basic Merger Agreement remained in effect. We refer to these as the “non-solicitation restrictions.” An exception to the non-solicitation restrictions permitted Grey Wolf to conduct discussions or negotiations if a potential acquirer submitted an unsolicited, written acquisition proposal and Grey Wolf’s board of directors, acting in good faith, determined (i) after consultation with its outside legal counsel and financial advisors and based on such other matters as it deemed relevant, that the unsolicited acquisition proposal was reasonably likely to result in a superior proposal, and (ii) that the potential acquirer had the financial and legal capacity to consummate its acquisition proposal. The Basic Merger Agreement also provided that in order for an unsolicited acquisition proposal to be regarded as superior to the Basic Merger, Grey Wolf’s board of directors must have determined in good faith, after consultation with a financial advisor of nationally recognized reputation, and taking into account all legal, financial, regulatory and other aspects of the acquisition proposal, that the acquisition proposal satisfied three criteria. The first criteria was that the acquisition proposal would, if consummated in accordance with its terms, be more favorable, from a financial point of view, to Grey Wolf’s shareholders than the Basic Merger. Next, the acquisition proposal was required to contain conditions which were all reasonably capable of being satisfied in a timely manner. Finally, the acquisition proposal could not be subject to any financing contingency or, to the extent financing for the proposal was required, be fully committed in writing by financially sound financial institutions of national reputation. We refer to an acquisition proposal that meets these criteria as a “Superior Offer.”

Precision continued its analysis of Grey Wolf as an acquisition target despite the announcement of its proposed merger with Basic. At PDC’s regularly scheduled board meeting on April 22, 2008, the agenda included a discussion of Precision’s five-year business model, containing a detailed review of identified acquisition candidates. Grey Wolf was the primary candidate. At the next meeting of the board of directors of PDC on May 10, 2008, management received a mandate to investigate various acquisition structures relating to Grey Wolf with Precision’s external advisors. Precision engaged Deutsche Bank Securities Inc. and RBC Capital Markets as its financial advisors and, together with Mayer Brown LLP, Bennett Jones LLP and Felesky Flynn LLP as its legal advisors, began its formal investigation of a potential acquisition of Grey Wolf.

PDC’s board of directors met on Sunday, June 8, 2008, as did the board of trustees of Precision. Each board unanimously approved making a proposal to acquire Grey Wolf. Following the meeting, Mr. Neveu contacted Mr. Richards by telephone to advise him that Precision would be sending a letter to Mr. Richards relating to a proposal by Precision to acquire Grey Wolf. Mr. Richards advised Mr. Neveu that, because of the non-solicitation restrictions of the Basic Merger Agreement, he was not at liberty to discuss such a transaction, but that upon receipt of Precision’s written proposal he would consult Grey Wolf’s board of directors on the matter. Later on June 8, 2008, Grey Wolf received the first of the three unsolicited acquisition proposals that it would receive from Precision during the pendency of the Basic Merger. Precision’s June 8, 2008 letter stated that Precision proposed to acquire all of the common stock of Grey Wolf for total consideration of $9.00 per share consisting of cash and trust units at the election of Grey Wolf shareholders, subject to proration so that the cash portion would not exceed 33 1/3% of the equity purchase price.

On the morning of Monday, June 9, 2008, Mr. Neveu returned a call from Mr. Richards. Mr. Wehlmann was also on the call. Mr. Richards advised that Grey Wolf’s board of directors and advisors would consider Precision’s proposal and explained that Grey Wolf was obligated to disclose publicly that it had received the proposal. Mr. Neveu took the opportunity to state that Precision and its advisors had conducted a thorough review of the capital structure of Precision following an acquisition with Grey Wolf which it would like the opportunity to share with Grey Wolf’s board. He also stated that Precision understood that its trust structure was a concern for Grey Wolf based on the conversations that had taken place earlier in the year. Mr. Neveu expressed the belief that Precision’s research regarding the resultant capital structure as well as its analysis of Grey Wolf’s strategic fit with Precision would be very compelling to the Grey Wolf board.

Later that day, a special meeting of the board of directors of Grey Wolf was held telephonically to review and discuss Precision’s June 8, 2008 unsolicited acquisition proposal. Also present were senior management of Grey Wolf, representatives of UBS Securities LLC, financial advisor to Grey Wolf, and representatives of Porter & Hedges, L.L.P. and Gardere Wynne Sewell LLP, legal counsel to Grey Wolf. Steven A. Webster, a director of Grey Wolf and also a director of Basic, did not participate in any Grey Wolf board meetings relating to Precision and its proposed acquisition of Grey Wolf until after the Basic Merger Agreement was terminated by Basic and Grey Wolf on July 15, 2008. At the June 9, 2008 special meeting of Grey Wolf’s board, senior management briefed the Grey Wolf board on Precision’s business operations. Mr. Richards reminded the Grey Wolf board that Precision had been identified as one of the leading potential business combination partners during the board’s strategic planning work early in 2007. Representatives of UBS presented a preliminary financial analysis of the June 8, 2008 proposal. The Grey Wolf board also received legal advice. At the conclusion of the meeting, the Grey Wolf board determined to consider further the information and professional advice received and to reconvene a board meeting on June 11, 2008 to receive additional and updated financial and legal advice before making a decision with respect to the Precision offer.

On Tuesday, June 10, 2008, Grey Wolf publicly announced that it had received Precision’s unsolicited acquisition proposal of June 8, 2008 and that, due to its recent receipt, Grey Wolf’s board intended to evaluate Precision’s proposal consistent with its fiduciary duties and Grey Wolf’s obligations with respect to unsolicited third party offers under the Basic Merger Agreement, which remained in effect. Later the same day, Precision issued a press release confirming that it had made its June 8, 2008 proposal to Grey Wolf. PDC’s board of directors was briefed by management during a telephonic meeting later that day.

Also on June 10, 2008, Basic and Grey Wolf finalized their joint proxy statement/prospectus soliciting shareholder approval for the Basic Merger at their respective special shareholders meetings to be held on July 15, 2008, and began mailing the joint proxy statement/prospectus to shareholders on or about June 16, 2008.

On Wednesday, June 11, 2008, Mr. Richards received a telephone call from the chief executive offer of a publicly-held company engaged in contract drilling and oilfield services, which we refer to as “Company B.” The CEO of Company B was aware of Precision’s acquisition proposal and inquired of Mr. Richards whether Grey Wolf would be receptive to possible business combination discussions with Company B. Mr. Richards noted that he was constrained from such discussions by the non-solicitation restrictions of the Basic Merger Agreement but that if Company B made a written offer, he would present the offer to Grey Wolf’s board of directors. No further communications between Company B and Grey Wolf occurred until the latter half of July 2008.

On June 11, 2008, Grey Wolf’s board again held a telephonic special meeting in which all members of the board other than Mr. Webster participated to consider Precision’s June 8, 2008 unsolicited acquisition proposal, and to receive additional and updated information and analysis from its advisors. Senior management of Grey Wolf and representatives of UBS, Porter & Hedges and Gardere Wynne Sewell were also in attendance. Mr. Richards reported the acquisition overture from Company B and advised his fellow board members that he would keep them informed if there were further developments regarding Company B’s interest in Grey Wolf. Representatives of UBS made a presentation to the Grey Wolf board regarding its financial analysis of Precision’s June 8, 2008 proposal. The Grey Wolf board also received additional legal advice from Porter & Hedges and Gardere Wynne Sewell. Following a general discussion among the members of the board and its financial and legal advisors regarding the Precision offer, all members of the Grey Wolf board present determined that Precision’s June 8, 2008 proposal was not reasonably likely to result in a Superior Offer to the Basic Merger and voted to reject the unsolicited offer.

On June 11, 2008, Mr. Neveu received an email from Mr. Richards requesting a call early on June 12, 2008. PDC’s board met telephonically on June 11, 2008 to discuss Grey Wolf’s anticipated response to its proposal of June 8, 2008. The PDC board considered various scenarios and confirmed the negotiating parameters set at its June 8, 2008 meeting.

On Thursday, June 12, 2008, Mr. Richards called Mr. Neveu, prior to opening of trading on the New York Stock Exchange, to advise that Grey Wolf’s board of directors had considered Precision’s acquisition proposal and had found that under the Basic Merger Agreement the proposal was not sufficient to allow Grey Wolf to engage in discussions with Precision. Mr. Richards stated that he could not engage in further discussions with Mr. Neveu because of the non-solicitation restrictions of the Basic Merger Agreement. Mr. Richards advised Mr. Neveu that Grey Wolf was obliged to disclose its rejection of the Precision proposal prior to market opening by news release.

Later on June 12, 2008, Grey Wolf publicly announced that its board of directors, after carefully analyzing Precision’s June 8, 2008 proposal and after receiving advice from financial and legal advisors, had concluded that the June 8, 2008 proposal was not superior to Grey Wolf’s pending Basic Merger and also confirmed that the Basic Merger Agreement had not been amended and remained in effect. Later that day, Mr. Neveu contacted Mr. Richards seeking a clarifying call between their respective legal advisors regarding Grey Wolf’s analysis of the non-solicitation provisions contained in the Basic Merger Agreement. This request was denied.

On Friday, June 13, 2008, PDC’s board of directors met telephonically to discuss an increased proposal to Grey Wolf. Financial and legal advisors participated in the discussion. The board also considered various financing alternatives. Following its deliberations, the board of directors approved an increased proposal for Grey Wolf. The board of trustees of Precision also approved the amended proposal as recommended by PDC’s board.

On Saturday, June 14, 2008, Mr. Neveu called Mr. Richards and stated that Precision would be sending a letter amending its previous proposal. Mr. Neveu conveyed the terms of the proposal. Mr. Neveu emphasized that Precision’s balance sheet could easily support the funding of the proposed consideration and that Precision would be able to quickly close a transaction. In addition, Mr. Neveu noted that reputable financial institutions had provided Precision with highly confident financing letters in relation to the proposed merger but would not be able to provide financing commitment letters prior to completing their own due diligence review of Grey Wolf. Grey Wolf received a second unsolicited acquisition proposal from Precision shortly thereafter. In its June 14, 2008 proposal, Precision sought to acquire all of the common stock of Grey Wolf for total consideration of $9.30 per share (on a fully diluted basis) consisting of cash and trust units at the election of Grey Wolf shareholders, subject to proration so that the cash portion would not exceed 40% of the equity purchase price.

On Monday, June 16, 2008, a telephonic special meeting of the board of directors of Grey Wolf was held in which all members of the board other than Mr. Webster participated to review and discuss Precision’s June 14, 2008 unsolicited acquisition proposal. Also present were senior management of Grey Wolf and representatives of UBS, Porter & Hedges and Gardere Wynne Sewell. UBS made a presentation to Grey

Wolf’s board of directors regarding its financial analysis of the June 14, 2008 proposal. The Grey Wolf board received legal advice from Porter & Hedges and Gardere Wynne Sewell with respect to the proposal and, following further discussion, all Grey Wolf’s board members present determined that Precision’s June 14, 2008 proposal was not reasonably likely to lead to a Superior Offer to the Basic Merger and voted to reject the proposal.

On Tuesday, June 17, 2008, Mr. Richards called Mr. Neveu to advise that Precision’s second proposal had been considered and rejected by the Grey Wolf board. Mr. Richards stated the Grey Wolf board had concerns about, among other things, the implicit value of the proposal, the Canadian drilling market and the uncertainty on the timing and impact of Precision’s conversion from a trust structure to a corporate structure. Mr. Richards also reiterated that Grey Wolf could not engage in discussions with another party under the terms of the Basic Merger Agreement and that Grey Wolf did not believe that Precision’s proposal was reasonably likely to result in a Superior Offer to the Basic Merger under the Basic Merger Agreement. The PDC board was briefed during a telephone meeting on June 17, 2008.

Also on June 17, 2008, Grey Wolf publicly announced that it had received Precision’s June 14, 2008 proposal, that its board of directors had carefully analyzed and considered Precision’s second unsolicited acquisition proposal and, after receiving advice from financial and legal advisors, had determined that it was not reasonably likely to result in a Superior Offer to the Basic Merger. Grey Wolf also reaffirmed that its board of directors continued to believe that the Basic Merger offered the best long-term value for Grey Wolf’s shareholders for the reasons described in its joint proxy statement/prospectus for its special meeting of shareholders to approve the Basic Merger. Later the same day, Precision publicly confirmed that it had made the June 14, 2008 acquisition proposal.

On Wednesday, June 18, 2008, Mr. Richards received a telephone call from the president of a publicly-held company engaged in contract drilling and other oilfield services, which we call “Company C.” The president of Company C advised Mr. Richards that Company C might be interested in making an all cash proposal to acquire Grey Wolf, possibly within a week. Mr. Richards informed the president of Company C of Grey Wolf’s obligations under the non-solicitation restrictions of the Basic Merger Agreement and advised him that any such proposal by Company C should be submitted in writing and would then be considered by Grey Wolf’s board. In the following week, Company C’s president telephoned Mr. Richards to advise him that Company C would not be making an offer to acquire Grey Wolf.

On June 19, 2008, Grey Wolf retained Simmons & Company International to provide additional financial advice to its board of directors in the event that either Precision or Company C made another unsolicited acquisition proposal for Grey Wolf.

On June 19, 2008, PDC’s board met to receive an update on the financing structures under consideration and to consider a further approach to Grey Wolf. The PDC board decided it would be prudent to analyze additional alternatives and finalize the financing terms of the primary structure before proceeding with another overture to Grey Wolf.

On Friday, June 20, 2008, Mr. Richards received a telephone call from Mr. Neveu advising him that Precision planned to submit another acquisition proposal to Grey Wolf that day. Later that day, Mr. Neveu telephoned Mr. Richards and advised him that Precision’s board of trustees had not yet been able to reach a consensus on Precision’s third offer, but would be meeting over the weekend to discuss it further and that Mr. Neveu expected to send Mr. Richards a revised acquisition proposal on Sunday, June 22, 2008.

Mr. Neveu called Mr. Richards on Monday, June 23, 2008, to say that board deliberations were continuing and that there was no proposal to deliver to Grey Wolf at that time. Mr. Neveu asked if there were any comments that he could make to address Grey Wolf’s concerns with Precision’s prior rejected proposals. Mr. Richards responded that he could not discuss Precision’s proposal, other than to say that Grey Wolf’s views were set out in its public documents and that the Grey Wolf board had focused on the valuation of Precision trust units. He stated that Grey Wolf’s concerns about the Canadian market and Precision’s trust structure had not changed since the earlier conversations between Precision and Grey Wolf.

On June 23, 2008, Grey Wolf’s board of directors held a telephonic special meeting originally scheduled to consider a third unsolicited acquisition offer from Precision that had been expected the previous day but had not been received. Representatives of UBS, Porter & Hedges and Gardere Wynne Sewell were also present. Mr. Richards reported that Mr. Neveu had called earlier in the day and advised him that PDC’s board of directors was still deliberating and that Mr. Neveu expected to deliver Precision’s revised acquisition proposal the next day. Mr. Richards also reported his earlier conversation with the president of Company C. In the absence of a revised proposal from Precision, the Grey Wolf board and its advisors held a general discussion of Grey Wolf’s proxy solicitation efforts in support of the Basic Merger. Also discussed was the possible sequence of board meetings, public announcements and other events if Precision’s expected third unsolicited offer was determined by the board to be one not reasonably likely to lead to a Superior Offer to the Basic Merger and, conversely, if the Grey Wolf board determined that the third Precision offer was reasonably likely to result in a Superior Offer to the Basic Merger.

PDC’s board met on June 23, 2008, to hear a report from management and Precision’s financial advisors regarding possible financing for the acquisition of Grey Wolf. Following its deliberations, the PDC board considered and approved a revised proposal to acquire Grey Wolf. However, prior to authorizing the making of the proposal to Grey Wolf, the PDC board asked for a further detailed briefing on some aspects with respect to proceeding with the proposal.

On Tuesday, June 24, 2008, Mr. Neveu called Mr. Richards to inform him that PDC’s board would be meeting that afternoon and to confirm Mr. Richards’ availability for a communication from Precision later in the day. The PDC board met again on June 24, 2008, and unanimously recommended to the board of trustees of Precision that it proceed with the revised proposal and the board of trustees unanimously approved making the revised proposal. Mr. Neveu contacted Mr. Richards and conveyed the terms of Precision’s revised proposal.

Precision’s third unsolicited acquisition proposal to Grey Wolf provided for the acquisition of all of the common stock of Grey Wolf for $10.00 per share (on a fully diluted basis) consisting of cash and trust units at the election of Grey Wolf shareholders, subject to proration such that the cash portion would not exceed 50% of the aggregate offer price. The June 24, 2008 proposal stated that it was for the acquisition of Grey Wolf alone and did not extend to the combined Basic and Grey Wolf if the Basic Merger was consummated. This third proposal contained a statement that it was Precision’s final unsolicited acquisition proposal to Grey Wolf, a point that also had been emphasized by Mr. Neveu in his call to Mr. Richards introducing the third proposal. The June 24, 2008 proposal also contained the following additional terms and conditions:

•	Final agreement on a transaction between Grey Wolf and Precision would be conditioned on:

—	negotiation of acceptable legal documentation, which Precision expected to contain substantially the same terms (apart from consideration) as the Basic Merger Agreement,

—	completion of focused confirmatory due diligence, which Precision indicated would be conducted on an expedited basis,

—	Grey Wolf shareholder approval, but would not be conditioned on approval of Precision’s unitholders, and

—	regulatory approval under the HSR Act and other customary approvals.

•	Precision expected possible completion of evaluation, due diligence, negotiation and signing of definitive merger documentation within two weeks.

•	Precision stated that it had Cdn$600 million of borrowing capacity to assist it in funding of the proposed business combination.

•	Letters from Deutsche Bank Securities, Inc. and Royal Bank of Canada were attached indicating that they were highly confident that they could arrange for, or provide financing to, Precision as required to complete the proposed business combination, subject in each case to numerous conditions, some of which were unspecified or were to be met to the satisfaction of the lender; however, each institution indicated that their letter should not be considered a binding commitment to provide such financing.

•	Precision stated that it was prepared to discuss adding Grey Wolf nominees to the board of directors of PDC, the administrator of Precision.

On June 24, 2008, a special meeting of the board of directors of Grey Wolf was held telephonically to review and discuss Precision’s third unsolicited acquisition proposal received earlier that day. Also present were senior management of Grey Wolf and representatives of UBS, Simmons & Company, Porter & Hedges and Gardere Wynne Sewell. Mr. Richards reported to the board that, as previously approved by the board on June 16, 2008, Grey Wolf’s engagement letter with UBS had been amended so as to equalize UBS’s compensation regardless of whether Grey Wolf consummated a merger with Basic or Precision.

Mr. Richards advised the board that due to Precision’s most recent acquisition proposal, previously-planned meetings that week with certain Grey Wolf shareholders to solicit their vote in favor of the Basic Merger would be postponed until the Grey Wolf board had determined whether or not Precision’s June 24, 2008 proposal was reasonably likely to result in a Superior Offer to the Basic Merger. Mr. Richards also reported to the board the substance of his telephone call from Mr. Neveu discussed in the following paragraph. Simmons & Company made a presentation to the Grey Wolf board (during which UBS was absent) regarding a preliminary financial analysis of Precision’s June 24, 2008 proposal. Thereafter, Simmons & Company was excused and UBS presented its preliminary financial analysis of the proposal. At the conclusion of the meeting, the Grey Wolf board determined to adjourn to enable its members to consider further the information and financial analyses received at the meeting, and to reconvene a board meeting on June 26, 2008 to receive additional and updated financial analyses and legal advice before making a decision with respect to Precision’s June 24, 2008 proposal.

During the special meeting of Grey Wolf’s board on June 24, 2008, Mr. Neveu telephoned Mr. Richards and advised him that Precision’s most recent proposal was its final offer and that if the Grey Wolf board did not accept it Precision would await the vote of Grey Wolf’s shareholders at Grey Wolf’s special meeting of shareholders to vote on the Basic Merger. Mr. Neveu also stated that Precision could have fully committed financing for its most recent proposal within two weeks and that Precision expected to be able to fully negotiate a merger agreement and conclude its due diligence in that same two week period. Mr. Neveu told Mr. Richards that Precision would be publicly announcing its final offer to Grey Wolf the next day. He then read Mr. Richards the text of the expected announcement by Precision. Mr. Richards requested clarification of the offer regarding the stock exchange method proposed by Precision to value its trust units in its proposed transaction, but Mr. Neveu stated that he was not prepared to comment beyond the text of Precision’s press release he had just read to Mr. Richards.

On Tuesday, June 25, 2008, Grey Wolf publicly announced that it had received Precision’s third unsolicited acquisition proposal and that Grey Wolf’s board of directors intended to evaluate Precision’s proposal consistent with its fiduciary duties and Grey Wolf’s obligations with respect to unsolicited third party offers under the Basic Merger Agreement, which remained in effect. The same day, Precision publicly announced that it had made the June 24, 2008 proposal to Grey Wolf, that its June 24, 2008 proposal was fully priced, and that Precision would not make any further revisions to its proposal. Precision also stated that if Grey Wolf’s board chose to reject Precision’s most recent proposal, Precision would suspend all efforts to pursue a merger with Grey Wolf.

On Thursday, June 26, 2008, a special meeting of the Grey Wolf board of directors was held telephonically in which all members of the board participated other than Mr. Webster to continue its review and discussion of Precision’s third unsolicited acquisition proposal of June 24, 2008. Also present were senior management of Grey Wolf and representatives of UBS, Simmons & Company, Porter & Hedges and Gardere Wynne Sewell. Representatives of UBS made a presentation to the board of its financial analysis of Precision’s June 24, 2008 proposal, after which UBS was excused. Simmons & Company then presented its financial analysis of the proposal. Because the price of Grey Wolf common stock had likely been affected by both the pendency of the Basic Merger and Precision’s three publicly announced acquisition proposals, both UBS and Simmons & Company conducted a financial analysis to estimate a hypothetical and illustrative price for Grey

Wolf’s common stock premised on the assumption that Grey Wolf common stock would have traded proportionate to an index of selected peers absent the impact on the price of Grey Wolf common stock of Precision’s publicly announced $10.00 per share unsolicited offer for Grey Wolf and Grey Wolf’s own publicly announced evaluation of strategic alternatives. The Grey Wolf board also received legal advice from Porter & Hedges and Gardere Wynne Sewell. The Grey Wolf board considered that Precision had made an offer characterized as a “final business combination proposal.” Grey Wolf’s board understood Precision to have categorically foreclosed any further increase in its June 24, 2008 proposal, both in private conversation between Mr. Neveu and Mr. Richards on June 24, 2008 and by public announcement the following day. This refusal to negotiate pricing of a possible merger was regarded as highly significant. At the conclusion of its June 26, 2008 meeting, the Grey Wolf board determined that Precision’s June 24, 2008 proposal was not reasonably likely to lead to a Superior Offer to the Basic Merger, particularly in light of Precision’s refusal to consider any further increases to its June 24, 2008 proposal. Accordingly, all members of Grey Wolf’s board present voted to reject Precision’s June 24, 2008 proposal.

On Friday, June 27, 2008, Mr. Richards contacted Mr. Neveu to advise that the Grey Wolf board had rejected Precision’s latest unsolicited revised proposal. PDC’s board was advised of the rejection in a telephonic meeting held later that day. The PDC board determined not to pursue an additional unsolicited proposal but would await the determination of the shareholders of Basic and Grey Wolf at the upcoming meetings on the Basic Merger. In the event that the shareholders of Basic or Grey Wolf did not approve the proposed merger and the Basic Merger was terminated, the PDC board confirmed that it would recommend that Precision reapproach Grey Wolf at that time.

Also on June 27, 2008, Grey Wolf publicly announced that its board of directors had rejected Precision’s June 24, 2008 proposal and continued to believe that the Basic Merger remained more consistent with its long-term strategic plan and maximized value for Grey Wolf shareholders. Later the same day, Precision publicly announced that it would await the outcome of Grey Wolf’s shareholders meeting on July 15, 2008 to vote on the Basic Merger. Precision also stated its intention to reapproach Grey Wolf if the Basic Merger Agreement was terminated.

On July 9, 2008, Precision publicly announced that it would immediately reapproach the board of directors of Grey Wolf with its June 24, 2008 $10.00 per Grey Wolf share acquisition proposal if the Basic Merger Agreement was terminated, and that it would await the outcome of Grey Wolf’s upcoming shareholder meeting to vote on the Basic Merger. Precision acknowledged that in the absence of a determination by the board of directors of Grey Wolf that Precision’s proposal was reasonably likely to result in a Superior Offer to the Basic Merger, Precision was unable to engage Grey Wolf in negotiations and discussions in relation to its proposal, as Grey Wolf was precluded from doing so under the terms of the Basic Merger Agreement.

On Saturday, July 12, 2008, the Grey Wolf board of directors held a special telephonic meeting in which Mr. Rose was unable to participate. Mr. Webster was in attendance, but excused himself from discussions regarding the Basic Merger. Senior management of Grey Wolf and representatives of UBS, Porter & Hedges and Gardere Wynne Sewell also attended. Senior management reported to the board that it was a near certainty that the Basic Merger would not be approved by Grey Wolf shareholders based on proxy returns to date. Mr. Richards reported that the chief executive officer of Basic had contacted him to propose that Grey Wolf postpone its special meeting of shareholders for two weeks during which Basic would allow Grey Wolf to negotiate exclusively with Precision. In exchange, Basic proposed that Grey Wolf agree that the termination fee payable to Basic under the Basic Merger Agreement if Grey Wolf shareholder approval was not received for the Basic Merger be increased from $5 million to $10 million and that the fee payable to Basic in the event that Grey Wolf consummated a change of control transaction in the next twelve months be increased from $30 million to $40 million. Basic further proposed that if Grey Wolf did not enter into an agreement with Precision at the end of such two-week period, then Grey Wolf’s special meeting of shareholders would be held to vote on the Basic Merger Agreement. All board members present voted to reject Basic’s proposal. Thereafter, Mr. Webster rejoined the meeting. In light of the likely failure of the shareholders of Grey Wolf to approve the Basic Merger Agreement, the board also discussed whether to seek merger negotiations with Precision immediately after the then probable termination of the Basic Merger Agreement, possibly on an exclusive basis if insisted upon by Precision, or instead to immediately commence an overall evaluation of

Grey Wolf’s strategic alternatives, including a broad solicitation of acquisition proposals for Grey Wolf. Unanimously, the Grey Wolf board voted to proceed with an evaluation of Grey Wolf’s strategic alternatives, not to offer any exclusive negotiation period to Precision and to retain UBS as its financial advisor in connection the board’s evaluation of Grey Wolf’s strategic alternatives, all in the event that the Basic Merger Agreement failed to receive Grey Wolf shareholder approval and the Basic Merger Agreement was terminated.

On Monday, July 14, 2008, a special meeting of the Grey Wolf board of directors was held to continue discussions relating to Grey Wolf’s strategy regarding Precision, discuss other strategic alternatives and receive a presentation from representatives of UBS regarding its recommendations with respect to Grey Wolf’s strategic alternatives process. Senior management of Grey Wolf were also present, as were representatives of Porter & Hedges and Gardere Wynne Sewell. Representatives of UBS made a presentation to the board regarding a possible strategic alternatives process, including a preliminary valuation analysis of Grey Wolf and identification and discussion of a number of possible financial and strategic buyers for Grey Wolf.

On Tuesday, July 15, 2008, Grey Wolf held its special meeting of shareholders to vote on the Basic Merger Agreement. The Basic Merger did not receive sufficient shareholder votes for approval and, consequently, Basic and Grey Wolf terminated the Basic Merger Agreement that same day. Also on July 15, 2008, Grey Wolf publicly announced the decision of its board of directors to review Grey Wolf’s alternatives for enhancing shareholder value. The announcement noted that the board’s review would include an update to Grey Wolf’s existing strategic plan and would encompass consideration of continued internal growth by remaining independent, acquisitions, mergers, the sale of Grey Wolf, strategic alliances, joint ventures and financial alternatives. We refer to this as Grey Wolf’s “strategic alternatives process.” The engagement of UBS as the Grey Wolf board’s independent financial advisor to assist in conducting this review was also announced. Grey Wolf disclosed that it would take a one-time, pre-tax charge to earnings of approximately $17.0 million (or approximately $.05 per diluted share) during the third quarter of 2008 as a result of the shareholder vote and related termination of the Basic Merger Agreement.

Immediately following the conclusion of Grey Wolf’s special meeting of shareholders, Grey Wolf’s board of directors held a special meeting to discuss its strategic alternatives process. Senior management of Grey Wolf and representatives of UBS, Porter & Hedges and Gardere Wynne Sewell were also present. UBS was authorized to immediately commence solicitation of potential buyers for Grey Wolf. Grey Wolf’s management and legal counsel were authorized to permit Precision access to Grey Wolf’s virtual data room that had been established for the Basic Merger to enable Precision’s representatives to begin their due diligence review of confidential Grey Wolf information.

On the afternoon of July 15, 2008, Mr. Richards telephoned Mr. Neveu to inform him that Precision would be given access to confidential information in Grey Wolf’s electronic data site. Mr. Neveu requested that Grey Wolf negotiate exclusively with Precision for a two-week period. Mr. Richards declined, noting that the Grey Wolf board had considered negotiating exclusively with Precision, but had decided to continue with its strategic alternatives process. Mr. Richards observed that Precision already had a practical advantage over other possible bidders by having evaluated Grey Wolf in connection with its three prior acquisition proposals and having arranged financing for those proposals.

Mr. Richards and Mr. Neveu met on July 16, 2008. Mr. Neveu confirmed that Precision remained interested in a strategic transaction with Grey Wolf but pointed out that the stock market had moved significantly downward since Precision’s last acquisition proposal had been made. They discussed Grey Wolf’s anticipated steps pursuant to its announced strategic alternatives review process. Precision was provided access to Grey Wolf’s electronic data site on July 16, 2008. Precision also made its electronic data site available to Grey Wolf on July 16, 2008.

Precision instructed its financial advisors to obtain information about Grey Wolf’s strategic alternatives process. Several conversations between Deutsche Bank and UBS ensued. Precision was provided with a process letter from UBS on July 22, 2008 and the parties confirmed that their existing mutual confidentiality agreement would continue to apply.

On Thursday, July 24, 2008, senior management of Grey Wolf and Precision made confidential presentations to each other concerning their respective companies. Also attending were the financial advisors and US legal counsel to each company. Each company’s management and advisors responded to due diligence questions from the management and advisors of the other company. Precision’s management and its financial advisors addressed concerns that had been expressed by Grey Wolf in its previous rejections of Precision’s unsolicited bids to acquire Grey Wolf, including the outlook for Canadian drilling markets. Precision’s financial advisors made a separate presentation addressing Precision’s status and outlook as a Canadian income trust. This included discussion of the trading markets for Canadian income trust units and the outlook for Canadian income trusts in general, and Precision in particular, in light of Canadian federal legislation eliminating the favorable taxation of Canadian income trusts beginning in 2011. Also on July 24, 2008, Mr. Neveu met with three members of the Grey Wolf board for lunch where Precision’s long-term strategy, including its views on the capital structure of the combined companies, was discussed.

PDC’s board met on August 4, 2008, to review the results of Precision’s further investigations and to consider making another acquisition proposal to Grey Wolf. The PDC board approved the submission of a proposal equivalent in cash and number of Precision trust units to Precision’s June 24, 2008 proposal. The Board also mandated that an acceptable proposal had to provide for a reasonable period of exclusivity. Upon a unanimous recommendation from the PDC board of directors, Precision’s board of trustees also unanimously approved the making of the revised proposal.

Mr. Neveu called Mr. Richards on August 4, 2008. Mr. Neveu offered the equivalent of Precision’s last prior proposal in terms of cash and number of Precision trust units, based on Precisions unit price at the time of the prior proposal. This proposal was for $1.12 billion of cash and 40.2 million Precision trust units. Mr. Neveu stated that this proposal would be outstanding until August 8, 2008 and that if accepted, Precision would be willing to proceed quickly to closing. The proposal letter, sent to Mr. Richards on August 5, 2008, included a draft merger agreement.

On Thursday, August 7, 2008, a telephonic special meeting of the board of directors of Grey Wolf was held to review the status of its strategic alternatives process. Also present were senior management of Grey Wolf and representatives of UBS, Porter & Hedges and Gardere Wynne Sewell. Representatives of UBS reported that 16 potential buyers had been contacted by UBS on behalf of Grey Wolf, of which 11 were possible strategic buyers and five were possible financial buyers. Of these potential buyers, a total of eight (five strategic and three financial) had entered into confidentiality agreements with Grey Wolf to permit them to review confidential information in Grey Wolf’s electronic data site. Finally, three potential strategic buyers had submitted indications of interest to acquire Grey Wolf. Representatives of UBS presented a preliminary financial analysis of the three indications of interest, noting that efforts to clarify the proposals were ongoing. The three indications of interest received were from Company A, Company B and Precision.

Company A’s market capitalization was substantially smaller than Grey Wolf’s market capitalization. Company A’s indication of interest dated August 4, 2008 stated that it was a preliminary, non-binding proposal to acquire all outstanding stock of Grey Wolf for $10.25, based on the closing price of Grey Wolf common stock as of August 1, 2008, which was $8.64. Company A also stated that approximately 75% of the transaction consideration would be in cash and the remainder in Company A’s stock. Company A noted that it expected that the transaction would be taxable to Grey Wolf shareholders and that it would be amenable to paying a smaller cash amount if Grey Wolf felt it was beneficial. Company A stated that it did not expect financing to be a condition to closing of its proposed transaction and that it expected to have committed financing in place for the transaction. No financing commitment letters or “highly confident” letters were included with Company A’s indication of interest, but two financial institutions were mentioned as financing advisors and financing sources to Company A. Company A stated that it expected that financing could be arranged within 30 days after discussions with the financing sources both of which, Company A stated, had reviewed Grey Wolf in connection with the failed merger negotiations between Company A and Grey Wolf in 2007. Approval of the transaction by Company A’s stockholders would be required.

Representatives of UBS advised the Grey Wolf board that they had discovered in a conversation with Company A’s chief executive officer that Company A would also need to obtain approximately $500 million of equity capital through a private equity investment in order to obtain the necessary financing for its proposal, which was not referred to in Company A’s indication of interest. The board noted that Company A was carrying a high level of indebtedness and that its proposed financing for the acquisition of Grey Wolf would substantially exacerbate its already high financial leverage. Of particular concern to Grey Wolf’s board was the then existing uncertainty in the credit and equity capital markets and the verbal revelation that Company A needed to raise $500 million in equity capital in addition to the over $1 billion of additional indebtedness implied by its indication of interest. These matters raised doubts as to whether Company A would be able to complete its proposal on the terms and within the time mentioned in its indication of interest.

The Grey Wolf board also observed that Company A’s proposed transaction was estimated by UBS to be highly dilutive to Company A’s 2009 estimated earnings per share, likely in excess of 25% per share. This cast serious doubt both as to the value of the stock component of Company A’s proposal and whether Company A would be able to obtain approval from its stockholders for such a transaction.

Company B’s indication of interest dated August 4, 2008 stated that, based on the information available to it, Company B believed that its acquisition price would be “in the range of approximately $9.50 per share,” for each share of Grey Wolf common stock outstanding, consisting of equal parts of cash and Company B stock. However, Company B noted that this offer was subject to further due diligence and that its “final offer” would not be subject to any financing contingency. Approval of the transaction by Company B’s shareholders was not included as a condition of closing Company B’s proposal.

The Grey Wolf board believed that Company B’s bid for Grey Wolf was primarily a defensive move to limit Precision’s ability to compete on a larger scale against Company B in the US. The Grey Wolf board therefore expected that if Precision were eliminated or withdrew from bidding for Grey Wolf, Company B would be highly motivated to either lower its price for Grey Wolf or drop its bid for Grey Wolf altogether. If Precision were to withdraw, the board believed that, at the very least, Company B would have greatly enhanced bargaining power to lower its proposal, having disrupted the Precision offer and narrowed the competition for Grey Wolf. The Grey Wolf board also anticipated that if Precision exited the bidding process, Company B would quickly become aware of that fact, either by rumor or public announcement by Precision. Precision had indicated it believed it had an obligation to update its public disclosure if its negotiations with Grey Wolf did not result in an agreement to merge. UBS advised that Company B had requested additional due diligence information and had requested that Grey Wolf make a management presentation concerning Grey Wolf to Company B and its advisors. Company B had pointedly stated in its indication of interest that its offered price range was subject to further due diligence.

Precision’s indication of interest stated that it proposed to acquire all of Grey Wolf’s stock, on a fully diluted basis, for an aggregate consideration of $1.12 billion in cash and 40.2 million Precision trust units. It noted that its proposal equated to $5.00 in cash and 0.18 of a Precision trust unit for each share of Grey Wolf common stock, and that Grey Wolf shareholders would be able to elect to receive cash or Precision trust units for their Grey Wolf shares, subject to proration. Precision’s proposal also included a financing commitment letter from several well known financial institutions to provide financing for the transaction. The commitment letter offered significantly more certainty of financing than the highly confident financing letters that had been submitted with Precision’s previous three unsolicited offers. Precision, however, insisted in its proposal that Grey Wolf agree to negotiate exclusively with Precision until Sunday, August 17, 2008, during which time the two companies were to conduct due diligence and attempt to negotiate an acquisition agreement that would be subject to the approval of the board of directors of Grey Wolf, the board of trustees of Precision and the board of directors of PDC. Also included with its indication of interest was a draft merger agreement based largely on the Basic Merger Agreement. Precision’s indication of interest was dated Tuesday, August 5, 2008 and provided that the period for its acceptance by Grey Wolf ended Friday, August 8, 2008.

The Grey Wolf board noted that at the time Precision had made its third unsolicited offer on June 24, 2008 to acquire Grey Wolf at $10.00 per share (consisting of half cash and half Precision trust units) Precision trust units were trading at approximately $27.86 per trust unit. This implied that the aggregate number of trust units being offered on June 24, 2008 by Precision as half of its proposed merger consideration was 40.2 million trust units. Precision’s current indication of interest still offered an aggregate of 40.2 million shares of trust units but, because of the subsequent decline in the trading price of its trust units, Precision’s indication of interest was then valued at $8.76, based on the $20.87 closing price of Precision trust units on the New York Stock Exchange on August 6, 2008. Thus, the total amount of cash and the total number of trust units offered by Precision for Grey Wolf was unchanged from its third unsolicited offer. The Grey Wolf board considered the fact that although the price of Precision trust units had fallen by 24% from its third unsolicited offer on June 24, 2008 to August 4, 2008, over the same period the indexed stock prices of Grey Wolf’s peer group had dropped by over 27%, while Grey Wolf’s own stock price had fallen by only 10%.

The Grey Wolf board also considered an analysis presented by representatives of UBS of the comparative valuation of the shares of Grey Wolf (on a standalone basis), and the indications of interest from Company A, Company B and Precision.

Although the indications of interest of Company A and Company B were on their face higher than Precision’s, the Grey Wolf board of directors firmly believed that both of these alternatives posed substantially greater risks of renegotiation and transaction failure than did Precision’s proposal. In contrast, the Grey Wolf board noted that Precision:

•	provided a detailed indication of interest;

•	had remained firm in the amount of cash and number of trust units it would pay for Grey Wolf since its June 24, 2008 unsolicited offer;

•	offered Grey Wolf shareholders the choice of cash or unit merger consideration, subject to proration;

•	provided written financing commitments from nationally recognized financing sources;

•	provided a reasonable first draft merger agreement based largely on the Basic Merger Agreement; and

•	had demonstrated a genuine and sustained interest in acquiring Grey Wolf for its strategic value since Precision’s first unsolicited offer on June 8, 2008.

At its August 7, 2008 special meeting, the Grey Wolf board also discussed pursuing strategic alternatives other than the sale of the company, including declaring special dividends, engaging in stock repurchases in addition to the share repurchase program begun in 2007 and remaining an independent land drilling company while aggressively adding new-built rig capacity to its rig fleet to spur additional growth. At the conclusion of this discussion, the Grey Wolf board directed its advisors and management to continue consideration of merger transactions without foreclosing the possibility of other strategic alternatives. The board also received legal advice from Porter & Hedges and Gardere Wynne Sewell.

The final matter considered by the Grey Wolf board at its August 7, 2008 special meeting was how Grey Wolf would respond to Precision’s August 5 letter requesting that Grey Wolf contractually agree by August 8, 2008 to negotiate exclusively with Precision until August 17, 2008. Mr. Richards reported that Mr. Neveu had told him Precision would withdraw from bidding for Grey Wolf if Grey Wolf did not agree to the exclusivity arrangement. Mr. Richards noted that Mr. Neveu strongly suggested that Precision would be required to publicly announce its determination to end its pursuit of Grey Wolf. Grey Wolf legal counsel also advised the board that Precision would likely be required by law to publicly announce its withdrawal from bidding, because it had publicly announced to its unitholders that it would approach Grey Wolf with a $10.00 offer and because that prior announcement would probably continue to adversely affect Precision’s trust unit price unless a corrective public announcement was made by Precision. A consensus of the board was reached to advise Precision that its offer was at the low end of the indications of interest received and that Grey Wolf could not agree to negotiate exclusively with Precision unless Precision increased its offer. Representatives of UBS and Mr. Richards advised that they believed Precision had relatively little room to improve its offer, particularly with respect to the cash component of the offer. Mr. Richards was instructed to advise Mr. Neveu that Grey Wolf would not agree to negotiate with Precision exclusively, even for the relatively short eleven day period demanded, unless Precision increased the number of trust units offered so that that the total value to be received by Grey Wolf shareholders, based on Precision’s trust unit price at the time, was at least $9.30 per Grey Wolf share. This figure equated to $5.00 in cash and approximately 0.20 of a Precision trust unit for each Grey Wolf share on a fully diluted basis. The Grey Wolf board also instructed UBS to continue to seek further clarification from each of Company A and Company B regarding their respective indications of interest.

Mr. Richards called Mr. Neveu on August 8, 2008 regarding Precision’s proposal. Mr. Richards advised Mr. Neveu that Grey Wolf’s board had again rejected Precision’s proposal but encouraged Precision to continue in Grey Wolf’s process. Mr. Richards asked if Precision had room to increase its proposal and Mr. Neveu indicated there was very little room. Mr. Neveu stated it was Precision’s view that it had undertaken a very thorough review of Grey Wolf and that its proposal reflected full value. Mr. Neveu said, however, that he would consult the PDC board.

On August 8, 2008, Grey Wolf engaged Blake, Cassels & Graydon LLP of Calgary, Alberta, which we refer to as “Blakes,” as its legal advisors on Canadian law and due diligence matters. Grey Wolf also engaged the Transaction Assurance Group of KPMG, which we refer to as “KPMG,” to assist Grey Wolf in Canadian financial accounting and taxation due diligence matters with respect to Precision. Over the ensuing twelve days, all of Grey Wolf’s financial, accounting and legal advisors engaged in due diligence reviews of Precision. Grey Wolf’s US and Canadian legal advisors also negotiated the terms of a merger agreement with Precision’s US and Canadian legal counsel.

On Tuesday, August 12, 2008, Mr. Neveu telephoned Mr. Richards to advise him that Precision’s board had authorized one final offer for Grey Wolf which would be sent to Mr. Richards that morning. Mr. Neveu also stated that he believed that Precision trust units had been trading at a discount of 10-12% as a result of its last unsolicited offer to acquire Grey Wolf. He told Mr. Richards that Precision would withdraw from any further negotiations to acquire Grey Wolf if Precision’s final offer was not accepted, and that Precision would publicly announce its withdrawal. Mr. Neveu also stated that he had been advised by legal counsel that Canadian regulatory requirements would require Precision to announce its withdrawal. Mr. Neveu also sought a short time frame for the offer to be accepted and the merger agreement to be executed.

Later that morning, Grey Wolf received a revised indication of interest from Precision. It was substantially the same as Precision’s August 5, 2008 indication of interest except that the total number of trust units offered to Grey Wolf shareholders on a fully diluted basis was increased by 4.5% from 40.2 million trust units to 42.0 million trust units. This revised price equated to $5.00 in cash and 0.1883 of a Precision trust unit for each share of Grey Wolf common stock outstanding on a fully diluted basis. The revised indication of interest, however, required Grey Wolf to contractually agree to negotiate exclusively with Precision until Wednesday, August 20, 2008. Grey Wolf was only given until the next day to accept Precision’s final proposal.

On August 12, 2008, a special meeting of the board of directors of Grey Wolf was held telephonically to review the status of its strategic alternatives process, including a review of Precision’s revised indication of interest. Also present were senior management of Grey Wolf and representatives of UBS, Porter & Hedges and Gardere Wynne Sewell. Mr. Richards reported his conversation with Mr. Neveu earlier that morning, in which Mr. Neveu said that Precision’s board had authorized an increase in the number of trust units offered to 42.0 million but nothing more and that Precision would withdraw from bidding for Grey Wolf and publicly announce that fact if Precision’s final offer were not accepted.

Representatives of UBS updated Grey Wolf’s board regarding Company A’s and Company B’s indications of interest. Both Company A and Company B had clarified to UBS that they proposed to fix the exchange ratio for the conversion of Grey Wolf’s shares into shares of their respective common stock at the signing of a merger agreement so that the merger consideration to be received by Grey Wolf shareholders would be $10.25 and $9.50, respectively, as of the announcement date of the merger. Company A continued to believe it could obtain $500 million of equity financing to underpin the over $1 billion of proposed debt financing required for their offer. Company A had described to UBS the proposed structure and terms of its proposed $500 million of equity financing for the merger. Representatives of UBS advised that Company A’s equity financing proposal was very optimistic, particularly in view of the difficult capital markets conditions then existing. The Grey Wolf board also expressed concern that Company A’s equity financing might contain terms that would materially dilute the ownership of former Grey Wolf shareholders in Company A. UBS had arranged for Grey Wolf and Company A to give management presentations of their respective businesses on Thursday,

August 14, 2008. Representatives of UBS also reported that Company D, a publicly-held drilling company, had contacted UBS belatedly regarding Grey Wolf and might be in a position to provide an indication of interest in a week, but UBS regarded the probability that Company D would make a bid as low because of the mild interest level of Company D.

The Grey Wolf board continued to believe that it was improbable that Company A could carry out its bid for Grey Wolf on the terms and within the time stated in its indication of interest because its equity and debt financing plans for the bid were unrealistic for a company of the its relatively small size and the already highly leveraged financial condition of Company A. The Grey Wolf board was also concerned that a merger with Company A would not be supported by Grey Wolf’s shareholders because Company A was principally engaged in many of the same lines of business as Basic. In connection with soliciting proxies for the Basic Merger (which had been voted down by Grey Wolf shareholders less than a month before) management of Grey Wolf learned that many of Grey Wolf’s larger shareholders preferred Grey Wolf to merge with another land-based drilling company rather than diversify by merging with an oilfield services company such as Basic. The Grey Wolf board felt that the same negative shareholder sentiment could be expected if Grey Wolf announced a merger with Company A. The Grey Wolf board also noted that Company A’s proposed transaction would be highly dilutive to Company A’s earnings with adverse implications for the value of the equity component of Company A’s indication of interest as well as its ability to obtain approval of the transaction by its own shareholders.

The board also reiterated its deep concern that Company B was very likely to renegotiate its offer downward or drop out of bidding for Grey Wolf if Precision were no longer in the bidding for Grey Wolf because the competitive threat to Company B posed by Precision’s acquisition of Grey Wolf would have been eliminated. Additionally, if Grey Wolf announced a transaction with Company B, Grey Wolf’s board was concerned that employee attrition could result that would be difficult to rectify if a merger with Company B were not ultimately completed.

Precision’s assertion that it would withdraw from the bidding process if its pending offer was not accepted by the next day was regarded by the Grey Wolf board as credible and likely to occur because of the numerous bids Precision had made for Grey Wolf, the protracted time period over which Precision had been pursuing Grey Wolf and Precision’s stated position that the protracted discussions were depressing its trust unit price. Faced with the imminent loss of the most credible bidder, the Grey Wolf board concluded that the merger proposal from Precision represented the best value reasonably obtainable for Grey Wolf shareholders under the circumstances, particularly in light of the high risks of transactional failure or renegotiation inherent under the circumstances in the indications of interest of Company A and Company B. Accordingly, the Grey Wolf board authorized the management and advisors of Grey Wolf to accept Precision’s indication of interest and to attempt to negotiate a merger agreement with Precision during an exclusivity period. The board noted, however, that Precision’s draft merger agreement provided that Grey Wolf could not hold discussions with any future unsolicited bidder unless Grey Wolf’s board determined that the unsolicited offer was “superior” to the transaction with Precision. Management and Grey Wolf’s advisors were instructed to negotiate a less restrictive provision, one which would enable Grey Wolf to hold negotiations with unsolicited bidders if its board concluded an unsolicited bid would be “reasonably likely to result in a superior offer.” Precision agreed to this change, and Grey Wolf executed Precision’s indication of interest on Thursday, August 14, 2008 which contained an exclusive negotiation period ending on August 24, 2008.

On Thursday, August 14, 2008, Mr. Neveu and Mr. Richards met to discuss matters relating to the proposed merger, including merger terms. Mr. Richards stated that Grey Wolf expected to have proportional representation on the board of PDC following the Merger and that Grey Wolf’s appointees to the PDC board would be given membership on each of the Audit, Compensation and Corporate Governance and Nominating Committees of PDC’s board of directors. Mr. Richards also noted that in Precision’s first draft merger agreement, all of Grey Wolf’s outstanding stock options were required by Precision to be either fully exercised by the holder of the option or terminated immediately prior to the merger. Mr. Richards expressed concern that Grey Wolf might not have the unilateral contractual right to compel the exercise or termination of the options and that, if not, the Grey Wolf options might need to be converted into options for Precision trust units. Mr. Richards also stated that Grey Wolf expected the Merger Agreement to reflect the addition of PDC as a party to the Merger because it had been delegated the authority to manage and administer the affairs of Precision and that the Merger Agreement should require Precision to neither increase or decrease its cash distributions to unitholders during the pendency of the Merger from its previous distribution levels. The two executives also discussed the terms of the existing employment agreements of Grey Wolf management and that it was Mr. Richards’ view that the proposed transaction would constitute a change of control that would entitle the employees to certain benefits under their employment agreements. Mr. Neveu and Mr. Richards agreed that Mr. Neveu would personally meet with Grey Wolf’s other executive managers in the near future to discuss their possible continuation of employment following the proposed merger.

On Monday, August 18, 2008, Grey Wolf’s board of directors held a special meeting to receive additional and updated financial analysis from UBS regarding the strategic alternatives process and to review and discuss the status of due diligence and merger negotiations with Precision. Representatives of UBS presented a preliminary comparative financial analysis of Grey Wolf (on a standalone basis), Company A, Company B and Precision. Based on UBS’s financial analysis and further board discussion, the Grey Wolf board continued to believe that a merger with Precision was likely to be the most attractive alternative for Grey Wolf shareholders. UBS also presented its analysis of break-up fees in selected precedent merger transactions after which the Grey Wolf board directed Mr. Richards to negotiate a lower break-up fee than the $75 million proposed by Precision in its draft merger agreement. Preliminary due diligence reports concerning Precision were also delivered by management, Blakes, Porter & Hedges and Gardere Wynne Sewell.

On Wednesday, August 20, 2008 Mr. Neveu and Mr. Richards discussed the status of merger negotiations. Mr. Richards informed Mr. Neveu that Grey Wolf’s board would not accept a termination fee obligation under the merger agreement of more than $64 million. Mr. Neveu and Mr. Richards agreed to a 15% reduction of the $75 million break-up fee initially demanded by Precision to $64 million.

On Saturday, August 23, 2008, the Grey Wolf board held a special meeting to discuss Grey Wolf’s strategic review process and to receive reports of management and Grey Wolf’s advisors regarding a potential merger with Precision. All directors were present in person except Mr. Webster who participated telephonically. The Grey Wolf board received final due diligence reports regarding Precision from senior management, Blakes, Gardere Wynne Sewell, KPMG and Porter & Hedges. Mr. Richards reported that Precision had made clear its desire to retain executive management of Grey Wolf (other than Mr. Richards) but that Precision planned to discuss continued employment with Grey Wolf executives only after a merger agreement with Grey Wolf had been executed.

Representatives of UBS presented an analysis initially presented to the Grey Wolf board on August 18, 2008 but updated for public company trading prices of the comparative valuation of the shares of Grey Wolf (on a standalone basis), Company A, Company B and Precision. Following additional discussion, the Grey Wolf board determined that in their collective business judgment the merger transaction proposed by Precision offered the best alternative for Grey Wolf shareholders. See “— Grey Wolf’s Reasons for the Merger and Recommendation of the Grey Wolf Board of Directors” beginning on page 56.

At its August 23, 2008 meeting, the Grey Wolf board also met in executive session from which Mr. Richards and other members of Grey Wolf senior management were excused. During the executive session, the Grey Wolf board discussed Precision’s recently articulated demand that Mr. Richards enter into a post-Merger consulting agreement as a condition to the consummation of the Merger and that the consulting agreement would prohibit Mr. Richards from soliciting named Grey Wolf executives for employment by Mr. Richards or others for a period of 12 months following the consummation of the Merger. Mr. Richards had advised the board that if Grey Wolf agreed to enter into the Merger Agreement with Precision, he would enter into such a consulting agreement contemporaneously with the execution of the Merger Agreement so as to remove its execution as a condition to the Merger. The terms of Mr. Richards’ consulting arrangement as agreed to by Precision and Mr. Richards and approved by the Grey Wolf board at its August 23, 2008 meeting, are described under the caption “— Interests of Grey Wolf’s Directors and Officers in the Merger” beginning on page 87. While in executive session, the Grey Wolf board also discussed and approved the treatment of Grey Wolf’s stock option and restricted stock awards under the Merger Agreement, as further described under the caption “— Treatment of Grey Wolf Stock Options” beginning on page 86.

Representatives of Gardere Wynne Sewell advised the board that this treatment of Grey Wolf stock options had been provided for in the Merger Agreement at the insistence of Precision because Precision could not assume Grey Wolf’s stock options due to complexities presented by its trust structure.

Blakes, Porter & Hedges and Gardere Wynne Sewell also briefed the Grey Wolf board concerning the terms of the Merger Agreement that had been negotiated with Precision, copies of which had been previously distributed to the board, including the Canadian and US taxation aspects of the transaction to Grey Wolf and its shareholders. At the conclusion of the meeting, the Grey Wolf board determined to reconvene the next day to consider the approval and adoption of the proposed merger agreement with Precision.

On August 23, 2008, PDC’s board met to consider the results of the due diligence review and the recommended agreements and unanimously approved execution of the Merger Agreement. Based on the recommendation of the PDC board of directors, the Precision board of trustees also unanimously approved execution of the Merger Agreement.

On Sunday, August 24, 2008, the Grey Wolf board held a special meeting to consider the approval of the proposed merger with Precision at which all board members were present in person except Mr. Webster, Mr. Donovan and Mr. Ziegler, all of whom participated telephonically. Porter & Hedges advised the board of the changes to the proposed merger agreement with Precision that had been negotiated overnight. Representatives of UBS then reviewed with Grey Wolf’s board of directors the financial analyses of the proposed transaction between Grey Wolf and Precision that UBS had performed. At the conclusion of this presentation, UBS delivered its oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of August 24, 2008 and based upon and subject to various assumptions, matters considered and limitations described in the opinion, the consideration, taken in the aggregate, to be received by holders of Grey Wolf common stock in the Merger was fair, from a financial point of view, to such holders. Thereafter, the Grey Wolf board of directors unanimously determined that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby were advisable, fair and in the best interest of Grey Wolf shareholders, approved and adopted the Merger Agreement and directed that it be submitted to Grey Wolf shareholders with the board’s unanimous recommendation that it be approved by them.

Later in the morning of August 24, 2008, Mr. Neveu and Mr. Richards signed the Merger Agreement. The directors and executive officers of Grey Wolf also delivered to Precision their voting agreements to support the Merger. Grey Wolf and Precision publicly announced their execution of the Merger Agreement before the opening of the New York Stock Exchange on Monday, August 25, 2008.

Grey Wolf’s Reasons for the Merger and Recommendation of Grey Wolf’s Board of Directors

At its meeting on August 24, 2008, after due consideration, the Grey Wolf board of directors unanimously:

•	determined that the Merger Agreement and the transactions it contemplates are advisable, fair to and in the best interests of Grey Wolf and its shareholders;

•	approved the Merger Agreement; and

•	recommended that the Grey Wolf shareholders vote for the approval of the Merger Agreement.

In reaching its determination to recommend the approval of the Merger Agreement to the Grey Wolf shareholders, the Grey Wolf board of directors consulted with Grey Wolf management, as well as Grey Wolf’s financial and legal advisors. Grey Wolf’s board of directors also considered various material factors that are discussed below. The discussion in this section is not intended to be an exhaustive list of the information and factors considered by Grey Wolf’s board of directors. In view of the wide variety of factors considered in connection with the Merger, the Grey Wolf board of directors did not consider it practicable, nor did it attempt, to quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of the Grey Wolf board of directors may have given different weight to different factors. The Grey Wolf board of directors considered this information and these factors, as a whole and considered the relevant information and factors to be favorable to, and in support of, its determinations and recommendation.

The Grey Wolf board of directors considered the following factors as generally supporting its decision to enter into the Merger Agreement:

•	Grey Wolf had made it widely known that it was receptive to acquisition proposals in addition to actively soliciting indications of interest from potential acquirers:

—	In the year preceding execution of the Merger Agreement, Grey Wolf had publicly stated that it would consider acquisition offers from third parties as a possible means to increase Grey Wolf shareholder value. These statements had been made by widely disseminated means, including publicly available earnings calls and webcasts of Grey Wolf management’s presentations at investor conferences. Additionally, Grey Wolf had privately discussed possible business combinations with other drilling and oilfield services companies, including Basic, Precision and Company A. Accordingly, Grey Wolf’s board believed that Grey Wolf had publicly made it known in the drilling and oilfield service industry, and the investment community in general, that Grey Wolf was receptive to acquisition proposals.

—	The financial press had widely reported Grey Wolf’s entry into the Basic Merger Agreement, Precision’s three unsolicited offers to acquire Grey Wolf during the pendency of the Basic Merger, Grey Wolf’s responses to Precision’s unsolicited offers and the failure of Grey Wolf’s shareholders to approve the Basic Merger. The Grey Wolf board believed that this publicity would be understood by the business and financial community as indicating that Grey Wolf was “in play” and would have resulted in the receipt of indications of interest from any financial or strategic buyers who might have been interested in acquiring Grey Wolf. This was in fact the case as evidenced by the unsolicited inquiries of Company B and Company C received after Precision’s acquisition bid for Grey Wolf became publicly known.

—	Grey Wolf, with the assistance of UBS, conducted a publicly announced review of its strategic alternatives, including a sale of Grey Wolf. UBS contacted 16 potential strategic and financial buyers on behalf of Grey Wolf, which resulted in the execution of eight confidentiality agreements with interested potential buyers. Despite these efforts and the extensive publicity that had recently surrounded Grey Wolf, Grey Wolf’s strategic alternatives process drew only three indications of interest, two of which (Company A and Precision) had previously engaged in discussions with Grey Wolf.

•	Since Company A’s and Company B’s indications of interest for Grey Wolf had never been publicly announced, their stock prices, unlike Precision’s trust unit price, had not been affected by their bids for Grey Wolf. An unaffected stock price analysis was, therefore, regarded by the Grey Wolf board as a useful consideration. Accordingly, UBS performed an analysis at the request of the Grey Wolf board to estimate a hypothetical and illustrative price for Grey Wolf common stock premised on the assumption that Grey Wolf common stock would have traded proportionate to an index of selected peers absent the impact on the price of Grey Wolf common stock of Precision’s publicly announced $10.00 per share unsolicited offer for Grey Wolf and Grey Wolf’s own publicly announced evaluation of strategic alternatives. Similarly, UBS performed an analysis at the request of the Grey Wolf board in order to estimate a hypothetical and illustrative unaffected price of Precision trust units premised on the assumption that Precision trust units would have traded proportionate to an index of selected peers absent the impact on the price of Precision trust units of Precision’s public announcement that it had proposed to offer $10.00 per share to acquire Grey Wolf.

—	At the request of the Grey Wolf board, UBS estimated a hypothetical and illustrative unaffected price for Grey Wolf common stock and Precision trust units, in each case as of the close of trading on August 22, 2008, the trading day immediately preceding the date the Merger Agreement was signed, premised on the assumption that each would have traded proportionate to a relevant index, as described in the preceding bullet, were it not for the public disclosures described in the preceding bullet. For Grey Wolf this was $7.08 per share and for Precision it was $24.10 per trust unit. Based on this analysis, Grey Wolf’s board noted that Precision’s proposed merger consideration of $5.00 in cash and 0.1883 of a trust unit per Grey Wolf share:

—	would equate in value to $9.54 per Grey Wolf share based on Precision’s unaffected trust unit price;

—	would be $0.04 higher than the “range of approximately $9.50 per share” of Company B’s non-binding indication of interest;

—	would be $0.71 (7.5%) less than the $10.25 face amount of Company A’s non-binding indication of interest; and

—	represented a 34.7% premium to Grey Wolf’s hypothetical and illustrative unaffected stock price of $7.08.

•	The Merger Agreement contained no financing conditions to closing of the Merger, and Precision had fully committed financing from financial institutions of national reputation.

•	The Grey Wolf board believed that if Grey Wolf did not execute a merger agreement with Precision, Precision (which the board regarded as the most credible and motivated bidder) would drop out of bidding for Grey Wolf, thus leaving Grey Wolf with only the less attractive and riskier non-binding indications of interest from Company A and Company B.

•	The sale of Grey Wolf in the Merger offered greater certainty of enhancing Grey Wolf shareholder value as compared to the other strategic alternatives considered, including continuing to operate as a standalone company and investing in numerous new-built rigs, declaring special dividends, instituting a significant stock buyback program and incrementally acquiring other drilling and oilfield services businesses.

•	Precision has a positive reputation in the drilling industry and Grey Wolf expected its customers and suppliers generally to react positively to the Merger.

•	The reservations Grey Wolf had expressed earlier regarding the acceptability of Precision as a merger partner in response to its unsolicited offers to acquire Grey Wolf had been subsequently satisfied by numerous in-depth conversations between Grey Wolf’s senior management and Grey Wolf shareholders held in the course of soliciting proxies for the Basic Merger, and by subsequent due diligence investigations of Precision. The Grey Wolf board considered that:

—	Concerns regarding the acceptability of Precision trust units to Grey Wolf shareholders were lessened by the fact that many of Grey Wolf’s largest shareholders generally indicated a willingness to accept, and in some instances, indicated a preference for, Precision trust units.

—	Although Grey Wolf continued to expect the Canadian drilling market to underperform the drilling market in the lower 48 United States in the short to medium term, this concern was mitigated by due diligence inquiries regarding Precision’s US and international growth plans and Precision’s and analysts’ views of the underlying fundamentals of the Canadian drilling and well service market.

—	Uncertainty surrounding the value of Precision trust units as a result of the loss of Precision’s favorable Canadian federal tax status scheduled to take effect in 2011 became of less concern because of additional due diligence discussions with Precision and its advisors and consultations with Blakes.

—	Earlier concerns regarding the potential adverse impact of Precision’s cash distribution policy on its ability to finance future growth were satisfied based on due diligence of Precision’s and Grey Wolf’s combined growth plans and capital budgets. These plans and budgets led Grey Wolf’s board to conclude that the combined company would have sufficient liquidity to fund both the Merger and organic growth initiatives, and that the combined company should have adequate liquidity.

•	With respect to Company A’s non-binding indication of interest, the Grey Wolf board considered that:

—	Company A’s market capitalization was less than Grey Wolf’s.

—	Company A would be highly leveraged following its proposed transaction, which had adverse implications for the value of the stock portion of its proposed merger consideration.

—	Company A did not have committed debt financing and stated that it needed significant additional time to obtain its proposed financing.

—	Company A’s verbally stated plans to obtain $500 million in private equity in order to be able to obtain reasonable debt financing were judged to be overly-ambitious, could result in dilution of the ownership of Company A and would substantially increase the chances that a merger with Company A would not be completed.

•	Company A’s proposed transaction would be highly dilutive to its earnings per share with adverse implications for the value of the stock portion of its proposed merger consideration and Company A’s ability to obtain its own shareholders’ approval of the transaction it proposed.

•	With respect to Company B’s non-binding indication of interest, the Grey Wolf board considered that:

—	Company B’s interest in Grey Wolf was judged to be mainly that of a “spoiler” to a potential transaction between Precision and Grey Wolf. In contrast, Precision had been persistent in its attempts to acquire Grey Wolf for its strategic near and long term fit. Grey Wolf’s board believed that Company B’s defensive, rather than strategic, interest in Grey Wolf made it likely that Company B would either substantially lower its indicated merger price for Grey Wolf or withdraw from negotiations to acquire Grey Wolf if Precision ended its attempt to acquire Grey Wolf, thus eliminating what was believed to be Company B’s principal motivation for acquiring Grey Wolf.

—	Company B’s non-binding indication of interest initially indicated that its merger consideration was in a range, rather than a firm price, and that its offer was subject to additional due diligence.

—	If Grey Wolf announced a transaction with Company B, employee attrition could result that would be unmanageable if a merger with Company B was not ultimately completed.

•	The Grey Wolf board believed that the Merger would allow Grey Wolf shareholders to participate in possible long-term value created by the combination of the two companies, while at the same time providing an immediate return to its shareholders in the form of the merger consideration of $9.02 in cash or 0.4225 of a Precision trust unit per Grey Wolf share, subject to proration.

•	The Grey Wolf board considered the fact that the former shareholders of Grey Wolf are expected to own approximately 25% of Precision’s outstanding trust units immediately following the Merger, on a fully diluted basis.

•	The Grey Wolf board considered that following the Merger, the board of directors of PDC will be expanded to twelve members, three of whom would be designated by Grey Wolf after consultation with Precision, and that Grey Wolf would be represented by a Grey Wolf board designee on each of PDC’s Audit, Compensation and Corporate Governance and Nominating Committees, all as further described in “Trustees, Directors and Executive Management of the Combined Companies” beginning on page 106.

•	The Grey Wolf board considered the fact that the Merger Agreement permits Grey Wolf to negotiate with unsolicited bidders if Grey Wolf’s board believes that an unsolicited acquisition proposal is reasonably likely to result in an offer superior to the Merger with Precision, and to terminate the Merger Agreement and accept an acquisition proposal superior to the Merger, subject to payment of the termination fee.

•	The Grey Wolf board considered the anticipated tax aspects of the Merger, as summarized below under the caption “— Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units.”

•	Based on the business and financial experience of its members and the advice of its legal advisors, the Grey Wolf board concluded that the terms of the Merger Agreement were reasonable.

•	The Grey Wolf board considered Grey Wolf senior management’s recommendation in support of the Merger.

•	The Grey Wolf board considered the presentation of the financial analyses performed by UBS and its opinion, dated August 24, 2008, to the effect that, as of such date and based upon and subject to various assumptions, matters considered and limitations described in the opinion, the consideration, taken in the aggregate, to be received by holders of Grey Wolf common stock in the Merger was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of Grey Wolf’s Financial Advisor” beginning on page 62.

The Grey Wolf board also considered various negative factors and potential risks of the Merger, including the following:

•	The fact that the Merger consideration will not adjust upward or downward to compensate for changes in the price of Precision trust units or Grey Wolf common stock prior to the consummation of the Merger, and that the terms of the Merger Agreement do not include termination rights triggered expressly by a decrease in value of Precision trust units. The Grey Wolf board determined that this structure was appropriate and the risk acceptable in view of the Grey Wolf board’s focus on the relative intrinsic value and financial performance of Precision, the percentage of the combined company to be owned by former holders of Grey Wolf common stock, and the inclusion in the Merger Agreement of other structural protections such as the Grey Wolf board’s ability to change its recommendation in favor of the Merger Agreement or to terminate the Merger Agreement in the event of a material adverse change in Precision’s business.

•	Certain risks inherent in Precision’s business and operations, including the risks that Precision’s business was cyclical and subject to wide seasonal swings in activity. Based on reports of management and outside advisors regarding the due diligence process and the representations and warranties of Precision in the Merger Agreement, the Grey Wolf board determined that these risks were manageable as part of the ongoing business of the combined company.

•	The fact that as a result of the financing to be obtained by Precision in connection with the Merger and the assumption by Precision of Grey Wolf’s convertible notes that are not converted prior to the Merger, Precision will initially have additional indebtedness. This level of indebtedness was, however, believed reasonable and unlikely to materially retard Precision’s ability to grow or withstand down cycles in the industry.

•	The possibility that the anticipated benefits sought to be obtained from the Merger might not be achieved in the time frame contemplated, or at all, was considered, as well as the possibility that the integration of the two companies could be more time consuming and expensive than anticipated.

•	The adverse impact that uncertainty pending consummation of the Merger could have on the ability to attract, retain and motivate key personnel until the Merger is completed.

•	The provisions of the Merger Agreement placing restrictions on Grey Wolf’s operations until completion of the Merger. See “The Merger Agreement — Covenants and Agreements” beginning on page 92 for further information.

•	Without taking into account the hypothetical and illustrative unaffected price analysis of Grey Wolf common stock and Precision trust units or the non-binding nature and risks inherent in the indications of Company A and Company B, the premium over Grey Wolf’s closing stock price on August 22, 2008 (the trading day immediately preceding execution of the Merger Agreement), was approximately:

—	5.0% in the case of the Merger Agreement offered by Precision;

—	19.3% in the case of Company A’s non binding indication of interest; and

—	10.6% in the case of Company B’s non binding indication of interest.

•	The risk that entering into the Merger Agreement might result in the loss of interest by others in acquiring Grey Wolf, including Company A and Company B.

•	The provisions of the Merger Agreement that, subject to certain exceptions, prohibit Grey Wolf from soliciting, entering into or participating in discussions regarding any takeover proposal and the provisions of the Merger Agreement that require Grey Wolf to conduct a shareholder meeting to consider adoption of the Merger Agreement whether or not the Grey Wolf board continues to recommend a vote in favor of the Merger, subject to the ability to terminate the Merger Agreement to accept a superior proposal. See “The Merger Agreement — Covenants and Agreements — No Solicitation” beginning on page 98.

•	The provisions of the Merger Agreement relating to the potential payment of a termination fee of $64.0 million under certain circumstances or the payment of a $7.5 million expense reimbursement under certain other circumstances. See “The Merger Agreement — Termination, Termination Fees and Expenses” beginning on page 102.

•	Under the terms of the Basic Merger Agreement, Grey Wolf will be required to pay Basic an additional $25.0 million termination fee if it concludes a merger with Precision (or any other party) within one year from the termination of the Basic Merger Agreement.

•	The risk that the Merger might not be completed in a timely manner or at all.

The Grey Wolf board also considered the following additional factors:

•	the scope of the due diligence investigation conducted by management, the Transactional Advisory Group of KPMG and Grey Wolf’s legal counsel and the results thereof;

•	that Grey Wolf shareholders will be entitled to vote on the Merger and to exercise dissenters’ rights if they disagree with the Merger; and

•	the interests that certain Grey Wolf executive officers and directors may have with respect to the Merger in addition to their interests as Grey Wolf shareholders. See “— Interests of Grey Wolf Directors and Officers in the Merger” beginning on page 87.

The Grey Wolf board of directors concluded that, overall, the Merger represents the best strategic alternative available to Grey Wolf and its shareholders and that potential benefits of the Merger to Grey Wolf and its shareholders outweighed the risks. The Grey Wolf board of directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above.

The Grey Wolf board of directors unanimously:

•	determined that the Merger is the best strategic alternative available to Grey Wolf;

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Grey Wolf and Grey Wolf’s shareholders; and

•	recommends that Grey Wolf shareholders vote FOR the proposal to approve the Merger Agreement.

Precision’s Reasons for the Merger

One of Precision’s strategic priorities is the continued expansion of its US operations. Precision believes that the acquisition of Grey Wolf presents a unique opportunity to accelerate and enhance its organic US growth strategy. Grey Wolf’s existing presence in the US will expose Precision’s high-performance technology to a wider range of customers and Precision’s operating systems are expected to enhance operating margins across both Precision and Grey Wolf’s combined customer base. Precision values the opportunities available to the combined enterprise with operations in every emerging shale play in North America. In addition, the combined rig fleet, with Grey Wolf’s deeper and larger rigs, will facilitate international growth for a broad range of global drilling opportunities. Grey Wolf’s safety and performance oriented culture was also viewed as very complimentary to that of Precision and a key feature to a successful merger.

The board of trustees of Precision believes that the Merger is in the best interests of Precision and its unitholders. Upon a recommendation of PDC’s board of directors, the board of trustees approved the Merger Agreement. Both boards had discussions with PDC’s senior management and Precision’s legal and financial advisors regarding a number of factors, including the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of Grey Wolf and the experience of Grey Wolf’s management team and other employees. In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Precision and PDC boards did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors considered in reaching this determination. The Precision board of trustees viewed its position and recommendations as being based on all of the information and the factors presented to and considered by it. In addition, individual trustees may have given different weights to different information and factors.

Opinion of Grey Wolf’s Financial Advisor

On August 24, 2008, at a meeting of the Grey Wolf board held to evaluate the Merger, UBS Securities LLC, or UBS, delivered to the Grey Wolf board an oral opinion, which opinion was confirmed by delivery of a written opinion dated August 24, 2008, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the consideration, taken in the aggregate, to be received by holders of Grey Wolf common stock in the Merger was fair, from a financial point of view, to such holders.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex C and is incorporated herein by reference. UBS’ opinion was provided for the benefit of the Grey Wolf board in connection with, and for the purpose of, its evaluation of the consideration to be received by holders of Grey Wolf common stock in the Merger from a financial point of view and does not address any other aspect of the Merger. The opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available with respect to Grey Wolf or Grey Wolf’s underlying business decision to effect the Merger. The opinion does not constitute a recommendation to any shareholder as to how to vote or make any election or otherwise act with respect to the Merger. Holders of shares of Grey Wolf common stock are encouraged to read UBS’ opinion carefully in its entirety. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to Grey Wolf and Precision;

•	reviewed certain internal financial information and other data relating to Grey Wolf’s business and financial prospects that were not publicly available, including financial forecasts and estimates prepared by Grey Wolf’s management that the Grey Wolf board directed UBS to utilize for purposes of its analysis;

•	reviewed certain internal financial information and other data relating to Precision’s business and financial prospects that were not publicly available, including financial forecasts and estimates prepared by Precision’s management, as adjusted by Grey Wolf’s management, that the Grey Wolf board directed UBS to utilize for purposes of its analysis;

•	reviewed certain estimates of synergies prepared by Grey Wolf’s management that were not publicly available that the Grey Wolf board directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of Grey Wolf’s and Precision’s senior management concerning the businesses and financial prospects of Grey Wolf and Precision;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the Merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of Grey Wolf common stock and Precision trust units;

•	considered certain pro forma effects of the Merger on Precision’s financial statements;

•	reviewed an August 22, 2008 draft of the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

At the request of the Grey Wolf board, UBS contacted third parties to solicit indications of interest in a possible transaction with Grey Wolf and held discussions with certain of these parties prior to August 24, 2008.

In connection with its review, with the consent of the Grey Wolf board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Grey Wolf board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Grey Wolf or Precision, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above, UBS assumed, at the direction of the Grey Wolf board, that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each of Grey Wolf and Precision as to the future financial performance of their respective company and such synergies and pro forma effects. In addition, UBS assumed, with the approval of the Grey Wolf board, that the financial forecasts and estimates, including synergies, referred to above would be achieved at the times and in the amounts projected. UBS also assumed, with the consent of the Grey Wolf board, that the Merger would qualify for US federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that Precision would satisfy all the requirements of the “active trade or business test” under Section 1.367(a)-3(c)(3) of the regulations promulgated by the US Treasury Department under the Code at the consummation of the Merger. In addition, UBS assumed, with the consent of the Grey Wolf board, that Precision would constitute a business trust under the Canadian Tax Act until January 1, 2011. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

At the direction of the Grey Wolf board, UBS was not asked to, nor did it, offer any opinion as to the terms, other than the consideration to be received by holders of Grey Wolf common stock in the Merger to the extent expressly specified in UBS’ opinion, of the Merger Agreement or the form of the Merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the consideration to be received by holders of Grey Wolf common stock in the Merger. UBS expressed no opinion as to what the value of Precision trust units would be when issued pursuant to the Merger or the prices at which Precision trust units or Grey Wolf common stock would trade at any time. In rendering its opinion, UBS assumed, with the consent of the Grey Wolf board, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the Merger Agreement would comply with all material terms of the Merger Agreement and (iii) the Merger would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger would be obtained without any material adverse effect on Grey Wolf, Precision or the Merger. Except as described above, the Grey Wolf board imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the Grey Wolf board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis and selected transactions analysis summarized below, no company or transaction used as a comparison was identical to Grey Wolf or Precision or the Merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analysis and the summary below must be considered as a whole and that selecting portions of its analysis and factors or focusing on information presented in tabular format, without considering all analyses and factors or the full narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on results of all analyses undertaken by it and assessed as a whole.

The financial forecasts and estimates of the future performance of Grey Wolf and Precision, as prepared by the respective managements of Grey Wolf and Precision (including, for Precision, as adjusted by Grey Wolf’s management), and the financial forecasts and estimates of the future financial performance of Precision pro forma for the Merger, reflecting such financial forecasts and estimates, in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those financial forecasts and estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Grey Wolf or Precision. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold.

The consideration to be received by holders of Grey Wolf common stock in the Merger was determined through negotiation between Grey Wolf and Precision, and the decision by the Grey Wolf board to enter into the Merger Agreement was solely that of the Grey Wolf board. UBS’ opinion and financial analyses were only one of many factors considered by the Grey Wolf board in its evaluation of the Merger and should not be viewed as determinative of the views of the Grey Wolf board with respect to the Merger or the consideration to be received by holders of Grey Wolf common stock in the Merger.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Grey Wolf board on August 24, 2008 in connection with UBS’ opinion relating to the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Selected Public Companies Analysis.  UBS compared selected financial information, ratios and multiples for Grey Wolf to the corresponding data for the following publicly traded companies selected by UBS:

•	Nabors Industries Ltd.

•	Helmerich & Payne, Inc.

•	Patterson-UTI Energy, Inc.

•	Ensign Energy Services Inc.

•	Unit Corporation

•	Precision

•	Parker Drilling Company

•	Pioneer Drilling Company

•	Union Drilling, Inc.

In addition, UBS compared selected financial information, ratios, and multiples for Precision to the corresponding data for the following publicly traded companies selected by UBS:

•	Nabors Industries Ltd.

•	Helmerich & Payne, Inc.

•	Patterson-UTI Energy, Inc.

•	Unit Corporation

•	Grey Wolf

•	Parker Drilling Company

•	Pioneer Drilling Company

•	Union Drilling, Inc.

•	Ensign Energy Services Inc.

•	Trinidad Drilling Ltd.

•	Savanna Energy Services Corp.

For each of the companies selected by UBS, UBS reviewed, among other information:

•	the ratio of price per share or unit to estimated earnings per share or unit, or EPS(U), for fiscal years 2008 and 2009;

•	the ratio of price per share or unit to estimated cash flow per share or unit, or CFPS(U), for fiscal years 2008 and 2009, calculated as estimated earnings plus depreciation and deferred taxes per share or unit; and

•	the ratio of enterprise value, which was calculated as diluted equity value based on closing stock or unit prices on August 22, 2008, plus the book value of debt, less cash and cash equivalents, as a multiple of EBITDA (earnings before interest, taxes, depreciation and amortization) for the last twelve-month period (“LTM”), and estimated EBITDA for fiscal years 2008 and 2009.

UBS compared financial information and calculated various multiples and ratios with respect to the selected companies based on information it obtained from public filings for historical information and consensus estimates provided by Institutional Brokerage Estimate System, or IBES (a data service that compiles estimates issued by securities analysts), for forecasted information. The multiples and ratios of the selected companies were calculated using common stock or unit closing prices on August 22, 2008. The multiples and ratios of Grey Wolf and Precision were calculated based on IBES consensus estimates and the financial forecasts and estimates of the respective managements of Grey Wolf and Precision referred to above, and in the case of Precision’s management financial forecasts and estimates, as adjusted by Grey Wolf’s management as described above. The multiples and ratios of Grey Wolf were calculated using (i) the $8.59 closing price per share of Grey Wolf common stock on August 22, 2008 and (ii) the consideration of $9.02 per share of Grey Wolf common stock, composed of $5.00 in cash and 0.1883 of a Precision trust unit per share of Grey Wolf common stock calculated using the $21.35 closing price per Precision trust unit on August 22, 2008, in each case assuming full conversion of the Grey Wolf convertible notes. We refer to such $5.00 in cash and 0.1883 of a Precision trust unit per share of Grey Wolf common stock herein as the “Assumed Mixed Consideration.” The multiples and ratios of Precision were calculated using the $21.35 closing price per Precision trust unit as reported on the New York Stock Exchange on August 22, 2008.

The results of these analyses are summarized in the following tables:

Grey Wolf

	Price/		Price/		Enterprise
	EPS(U)		CFPS(U)		Value/EBITDA
	(x)		(x)		(x)
	2008E	2009E	2008E	2009E	LTM	2008E	2009E

Selected Companies
High	18.1	10.7	8.8	7.2	7.8	7.1	5.6
Mean	12.1	9.2	6.3	5.1	6.2	5.7	4.6
Median	12.0	9.2	6.4	5.1	6.0	5.5	4.4
Low	8.3	6.8	4.1	3.8	4.6	3.9	3.2
Grey Wolf
Management Estimates at August 22, 2008 Closing Price	13.1	11.4	6.9	6.2	5.0	4.8	4.3
Management Estimates at Assumed Mixed Consideration	13.8	11.9	7.2	6.5	5.3	5.1	4.6
IBES Consensus Estimates at August 22, 2008 Closing Price	13.1	10.8	7.1	6.3	5.0	4.8	4.2
IBES Consensus Estimates at Assumed Mixed Consideration	13.8	11.3	7.5	6.6	5.3	5.1	4.4

Precision

	Price/		Price/		Enterprise
	EPS(U)		CFPS(U)		Value/EBITDA
	(x)		(x)		(x)
	2008E	2009E	2008E	2009E	LTM	2008E	2009E

Selected Companies
High	18.4	11.6	9.0	7.2	11.9	9.1	6.5
Mean	13.2	9.9	6.5	5.3	6.6	5.9	4.7
Median	12.7	10.3	6.4	5.1	6.0	5.5	4.4
Low	8.3	7.9	4.1	3.8	4.6	3.9	3.2
Precision
Management Estimates (as adjusted by Grey Wolf) at August 22, 2008 Closing Price	8.5	6.2	6.2	4.5	7.5	6.2	4.0
IBES Consensus Estimates at August 22, 2008 Closing Price	9.3	6.8	7.0	5.2	7.5	6.8	5.0

Selected Transactions Analysis.  UBS analyzed certain publicly available financial information relating to the following selected transactions:

Date Announced	Acquiror	Target

June 12, 2007	Trinidad Energy Services Income Trust	Axxis Drilling, Inc.
March 19, 2007	Hercules Offshore, Inc.	TODCO
March 15, 2007	Basic Energy Services, Inc.	Sledge Drilling Holding Corp.
August 28, 2006	Blast Energy Services, Inc.	Eagle Domestic Drilling Operations, LLC
November 30, 2005	Trinidad Energy Services Income Trust	Cheyenne Drilling L.P.
February 1, 2005	Oil States International, Inc.	Elenburg Exploration Company, Inc.
September 17, 2001	Nabors Industries Ltd.	Command Drilling Corporation

For the two selected transactions for which information was publicly available, which were the transactions announced on March 19, 2007 and September 17, 2001, and for the Merger, UBS calculated equity value as a multiple of LTM cash flow, estimated one-year forward cash flow, LTM net income and estimated one-year forward net income. For each of the selected transactions and for the Merger, UBS calculated, to the extent such information was publicly available, enterprise value as a multiple of LTM EBITDA, estimated one-year forward EBITDA, LTM earnings before interest and taxes, or EBIT, and estimated one-year forward EBIT. In each case, with respect to the Merger, the full conversion of the Grey Wolf convertible notes was assumed.

Multiples for the selected transactions were calculated based on publicly available information at the time of the relevant transaction, data from John S. Herold, Inc. and IBES consensus estimates. Multiples for Grey Wolf were calculated based on the financial forecasts and estimates of Grey Wolf’s management referred to above and were calculated using the Assumed Mixed Consideration.

The following tables summarize the results of this analysis:

	Equity Value/
		Estimated		Estimated
		1-Year		1-Year
	LTM	Forward	LTM	Forward
	Cash Flow	Cash Flow	Net Income	Net Income

Median	8.6	7.6	11.4	9.5
Mean	8.6	7.6	11.4	9.5
Management Estimates at Assumed Mixed Consideration	7.5	6.5	15.1	11.9

	Enterprise Value/
		Estimated		Estimated
		1-Year		1-Year
	LTM	Forward		Forward
	EBITDA	EBITDA	LTM EBIT	LTM EBIT

Median	5.2	2.8	7.9	5.6
Mean	5.1	3.3	7.9	5.6
Management Estimates at Assumed Mixed Consideration	5.3	4.6	7.6	6.8

Discounted Cash Flow Analysis

Discounted Cash Flow Analysis-Grey Wolf.  UBS performed a discounted cash flow analysis of Grey Wolf on a standalone basis using the financial forecasts and estimates prepared by Grey Wolf’s management referred to above for the second half of fiscal year 2008 and fiscal years 2009 through 2013. UBS calculated a range of implied present values as of June 30, 2008 of the stand-alone unlevered after-tax free cash flows that Grey Wolf was forecasted to generate from July 1, 2008 through December 31, 2013 using discount rates ranging from 10.5% to 12.5%. UBS also calculated estimated terminal values for Grey Wolf, as of December 31, 2013, using terminal multiples ranging from 3.5 to 5.5 times estimated EBITDA for fiscal year 2013. The estimated terminal values were then discounted to present value as of June 30, 2008 using discount rates ranging between 10.5% and 12.5%. For purposes of this analysis, UBS utilized the diluted shares of Grey Wolf common stock as of August 22, 2008 calculated using the treasury method and assumed the full conversion of the Grey Wolf convertible notes. This discounted cash flow analysis resulted in a reference range of implied equity value per share of Grey Wolf common stock of approximately $7.00 to $9.75 per share.

Discounted Cash Flow Analysis-Precision Pro Forma for the Merger.  UBS performed a discounted cash flow analysis of Precision pro forma for the Merger reflecting (i) the financial forecasts and estimates of the respective managements of Grey Wolf and Precision referred to above, and in the case of Precision’s management financial forecasts and estimates, as adjusted by Grey Wolf’s management as described above, for the second half of fiscal year 2008 and fiscal years 2009 through 2013 and (ii) estimates of annual pre-tax synergies of $10 million, as prepared by Grey Wolf management and referred to above. UBS calculated a range of implied present values as of June 30, 2008 of the unlevered after-tax free cash flows that Precision pro forma for the Merger was forecasted to generate from July 1, 2008 through December 31, 2013 using discount rates ranging between 9.5% and 11.5%. UBS also calculated estimated terminal values for Precision pro forma for the Merger, as of December 31, 2013, using terminal multiples ranging from 4.75 to 6.75 times estimated EBITDA for fiscal year 2013. The estimated terminal values were then discounted to present value as of June 30, 2008 using discount rates ranging between 9.5% and 11.5%. This discounted cash flow analysis resulted in a reference range of implied equity value per Precision trust unit of approximately $26.50 to $40.25 per Precision trust unit.

For each combination of discount rate and terminal multiple, UBS calculated an implied present value of equity, per share of Grey Wolf common stock, of Precision pro forma for the Merger, utilizing the Assumed Mixed Consideration for each share of Grey Wolf common stock. The implied present value of equity, per share of Grey Wolf common stock, of Precision pro forma for the Merger was calculated by multiplying the estimated discounted cash flow value per Precision trust unit pro forma for the Merger by 0.1883, the number of Precision trust units per share of Grey Wolf common stock in the Assumed Mixed Consideration, and adding $5.00, the cash consideration per share of Grey Wolf common stock in the Assumed Mixed Consideration. This analysis resulted in a reference range of implied equity value, per share of Grey Wolf common stock, of the Assumed Mixed Consideration of approximately $10 to $12.50.

Pro Forma Financial Analyses.  UBS reviewed the potential pro forma effect of the Merger on Precision’s estimated distributable cash flow, calculated as cash flow from operations less maintenance capital expenditures, per Precision trust unit, or DCFPU, and estimated cash flow, calculated as net income plus depreciation expense and deferred taxes, per Precision trust unit, or CFPU.

UBS considered the potential pro forma effect of the Merger on Precision’s DCFPU and CFPU using the financial forecasts and estimates prepared by the respective managements of Grey Wolf and Precision referred to above, and in the case of Precision management’s estimates, as adjusted by Grey Wolf’s management as described above, for fiscal years 2009 and 2010. Estimated synergies were not considered for the purposes of this analysis. This analysis indicated that the Merger would be accretive when compared to the estimated DCFPU and CFPU of Precision in fiscal year 2009 and dilutive when compared to estimated DCFPU and CFPU of Precision in fiscal year 2010.

UBS also considered the potential pro forma effect of the Merger on Precision’s DCFPU and CFPU using financial forecasts and estimates for fiscal year 2009 of Grey Wolf and Precision based on IBES consensus estimates. For the purposes of considering the potential pro forma effect of the Merger on Precision’s DCFPU, UBS used estimates of Precision’s and Grey Wolf’s respective maintenance capital expenditures as prepared by Grey Wolf’s management and that the Grey Wolf board directed UBS to utilize for purposes of its analysis. This analysis indicated that the Merger would be accretive when compared to the estimated DCFPU and CFPU of Precision in fiscal year 2009.

Miscellaneous

Under the terms of UBS’ engagement, Grey Wolf has agreed to pay UBS for its financial advisory services in connection with the Merger an aggregate fee of $15.6 million, a portion of which was payable in connection with UBS’ opinion and a significant portion of which is contingent upon consummation of the Merger. Grey Wolf also agreed to pay UBS a fee if Grey Wolf receives a break-up or similar fee in connection with the termination of the Merger Agreement. In addition, Grey Wolf has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of its counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

In the past, UBS provided investment banking services to Grey Wolf unrelated to the Merger, for which UBS received compensation, including having acted as financial advisor to Grey Wolf in connection with the Basic Merger. In addition, UBS or an affiliate provided a commitment for a proposed credit facility of Grey Wolf in connection with its proposed combination with Basic for which UBS or its affiliate received a fee. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Grey Wolf and Precision and, accordingly, may at any time hold a long or short position in such securities.

Grey Wolf selected UBS as its financial advisor in connection with the proposed transaction because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Financial Forecasts

During the course of discussions between Precision and Grey Wolf, Grey Wolf provided Grey Wolf’s financial advisors selected, non-public, long-term financial forecasts prepared by Grey Wolf management. These summary forecasts for 2008 and 2009 are set forth below.

Grey Wolf’s internal financial forecasts are subjective in many respects. The forecasts reflect numerous and varying assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and beyond Grey Wolf’s control. The forecasts also reflect numerous estimates and assumptions related to the business of Grey Wolf (including with respect to the growth of certain segments of its business) that are inherently subject to significant economic, political, and competitive uncertainties, all of which are difficult to predict and many of which are beyond Grey Wolf’s control. The assumptions made in preparing the forecasts may not prove accurate, and actual results may be materially greater or less than those set forth below. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 36.

THE FORECASTS OF GREY WOLF INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS HAVE BEEN PREPARED BY, AND ARE THE RESPONSIBILITY OF, GREY WOLF MANAGEMENT. THE ACCOMPANYING FORECASTS RELATED TO GREY WOLF WERE NOT PREPARED WITH A VIEW TOWARD PUBLIC DISCLOSURE OR WITH A VIEW TOWARD COMPLYING WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS WITH RESPECT TO FORECASTS, BUT, IN THE VIEW OF GREY WOLF MANAGEMENT, WERE PREPARED ON A REASONABLE BASIS, REFLECT THE BEST ESTIMATES AND JUDGMENTS AVAILABLE AT THE TIME THE FORECASTS WERE PREPARED, AND PRESENT, TO GREY WOLF MANAGEMENT’S KNOWLEDGE AND BELIEF AT THE TIME THE INFORMATION WAS PREPARED, THE EXPECTED COURSE OF ACTION AND THE EXPECTED FUTURE FINANCIAL PERFORMANCE OF GREY WOLF. HOWEVER, THESE FORECASTS ARE NOT FACT AND SHOULD NOT BE RELIED UPON AS BEING NECESSARILY INDICATIVE OF FUTURE RESULTS, AND READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORECASTS. NEITHER KPMG LLP NOR ANY OTHER INDEPENDENT ACCOUNTANTS HAVE COMPILED, EXAMINED OR PERFORMED ANY PROCEDURES WITH RESPECT TO THE FORECASTS CONTAINED HEREIN, NOR HAVE THEY EXPRESSED ANY OPINION OR ANY OTHER FORM OF ASSURANCE ON SUCH FORECASTS OR THEIR ACHIEVABILITY, AND ASSUME NO RESPONSIBILITY FOR, AND DISCLAIM ANY ASSOCIATION WITH, THE FORECASTS.

THE INCLUSION OF THE FORECASTS IN THIS PROXY STATEMENT/PROSPECTUS SHOULD NOT BE REGARDED AS AN INDICATION THAT GREY WOLF OR ITS OFFICERS AND DIRECTORS CONSIDER THE FORECASTS TO BE AN ACCURATE PREDICTION OF FUTURE EVENTS OR NECESSARILY ACHIEVABLE. IN LIGHT OF THE UNCERTAINTIES INHERENT IN FORWARD-LOOKING INFORMATION OF ANY KIND, GREY WOLF CAUTIONS YOU AGAINST RELYING ON THIS INFORMATION. NONE OF GREY WOLF OR ITS OFFICERS OR DIRECTORS INTEND TO UPDATE OR REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THEY WERE PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EXCEPT TO THE EXTENT REQUIRED BY LAW. SEE “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” BEGINNING ON PAGE 37.

Grey Wolf’s Forecasts

Grey Wolf’s forecasts are based on the following material underlying assumptions (US$):

•	the annual average number of its marketed rig fleet would be 122 rigs in 2008 and 125 rigs in 2009;

•	the average number of rigs working would be 106 rigs in 2008 and 115 rigs in 2009;

•	the consolidated average dayrate would be $22,477 per rig day in 2008 and $23,367 per rig day in 2009;

•	the total cash operating costs would be $538.6 million in 2008 and $616.1 million in 2009; and

•	total capital expenditures would be $165.4 million in 2008 and $185.4 million in 2009.

Forecasts of Grey Wolf’s Results (US$ in millions)

	2008	2009

Revenue:	$869.0	$984.3
Operating Income:	$220.2	$251.0
Net Income:	$137.0	$159.4

Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units

The discussion under this “Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units” section of this document, insofar as it relates to matters of US federal income tax law and to the tax consequences of the Merger, is the opinion of Mayer Brown LLP, subject to the limitations and qualifications referenced in the discussion. This discussion is based on the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to US Holders (as defined below) and Non-US Holders (as defined below) that hold their shares of Grey Wolf common stock (or Precision trust units, where applicable) as capital assets for US federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular Grey Wolf shareholder or to Grey Wolf shareholders that are subject to special treatment under US federal income tax laws, such as:

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	S-corporations or other pass-through entities;

•	dealers in securities or currencies;

•	persons whose functional currency is not the US dollar;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who are not citizens or residents of the US;

•	persons that hold Grey Wolf common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	US Holders who acquired their shares of Grey Wolf common stock through the exercise of an employee stock option or otherwise as compensation; and

•	US persons who actually or constructively own 10 percent or more of the total combined voting power of Precision voting securities.

If a partnership or other entity taxed as a partnership for US federal income tax purposes holds Grey Wolf common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the Merger to them.

This discussion does not address the tax consequences of the Merger under state, local or foreign tax laws. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Holders of Grey Wolf common stock should consult with their own tax advisors as to the tax consequences of the Merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

For purposes of this section, the term “US Holder” means a beneficial owner of Grey Wolf common stock (or Precision trust units, where applicable) that for US federal income tax purposes is:

•	a citizen or resident of the US;

•	a corporation or other entity treated as a corporation for US federal income tax purposes, created or organized in or under the laws of the US or any state or the District of Columbia;

•	an estate that is subject to US federal income tax on its income regardless of is source; or

•	a trust, the substantial decisions of which are controlled by one or more US persons and which is subject to the primary supervision of a US court, or a trust that validly has elected under applicable Treasury regulations to be treated as a US person for US federal income tax purposes.

For purposes of this section, the term “Non-US Holder” means a beneficial owner of Grey Wolf common stock (or Precision trust units, where applicable) that is not a US Holder or a partnership (or other entity taxed as a partnership for US federal income tax purposes).

Treatment of Precision and Precision Trust Units

Precision has elected to be classified as a corporation for US federal income tax purposes. For US federal income tax purposes, the Precision trust units will represent equity interests in a corporation.

Tax Consequences of the Merger Generally

Precision and Grey Wolf have structured the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Precision’s obligation to complete the Merger that Precision receive an opinion of its counsel, Mayer Brown LLP, dated the closing date of the Merger, substantially to the effect that (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Precision, Grey Wolf and Merger Sub will be a party to such reorganization within the meaning of Section 368(b) of the Code. It is a condition to Grey Wolf’s obligation to complete the Merger that Grey Wolf receive an opinion of its counsel, Porter & Hedges L.L.P., dated the closing date of the Merger, substantially to the effect that (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Precision, Grey Wolf and Merger Sub will be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering these opinions, counsel will require and rely upon reasonable assumptions and representations contained in letters and certificates to be received from Precision and Grey Wolf. None of the tax opinions given in connection with the Merger or the opinions described below will be binding on the IRS. Neither Precision nor Grey Wolf intends to request any ruling from the IRS as to the US federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the US federal income tax consequences of the Merger could be adversely affected.

As a result of the Merger qualifying as a reorganization within the meaning of Section 368(a) of the Code, no gain or loss will be recognized by Precision or Grey Wolf. The following material US federal income tax consequences will result from the Merger:

Fractional Units

If a US Holder receives cash in lieu of a fractional Precision trust unit, subject to the discussion below regarding possible dividend treatment, it will generally recognize capital gain or loss equal to the difference between the cash received in lieu of such fractional Precision trust unit and the portion of its adjusted tax basis in Grey Wolf common stock surrendered that is allocable to such fractional Precision trust unit. The capital gain or loss will be long-term capital gain or loss if the holding period for the Grey Wolf common stock exchanged for cash in lieu of the fractional Precision trust unit is more than one year as of the date of the Merger.

Exchange of Grey Wolf Common Stock Solely for Precision Trust Units

Subject to application of Section 367 of the Code and the rules applicable to 5%-US Holders (defined below), for a US Holder who exchanges all of its shares of Grey Wolf common stock solely for Precision trust units in the Merger, no gain or loss will be recognized.

Exchange of Grey Wolf Common Stock Solely for Cash

For a US Holder who exchanges all of its Grey Wolf common stock solely for cash in the Merger, a capital gain or loss equal to the difference between the amount of cash received and the holder’s tax basis in the Grey Wolf common stock generally will be recognized.

Any capital gain or loss generally will be long-term capital gain or loss if the US Holder held the Grey Wolf common stock for more than one year at the time the Merger is completed. Long-term capital gain recognized by an individual generally is subject to a maximum US federal income tax rate of 15%. Other capital gains generally are subject to a maximum US federal income tax rate of 35%. The deductibility of capital losses is subject to limitations.

Exchange of Grey Wolf Common Stock for Combination of Precision Trust Units and Cash

Subject to application of Section 367 of the Code and the rules applicable to 5%-US Holders, for a US Holder who exchanges shares of Grey Wolf common stock for a combination of Precision trust units and cash, a gain (but not loss) will be recognized, and the gain recognized will be equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value of any Precision trust units received in the Merger, over such US Holder’s tax basis in the shares of Grey Wolf common stock surrendered by the US Holder in the Merger, or (ii) the amount of cash received in the Merger.

For a US Holder who acquired different blocks of Grey Wolf common stock at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the Merger, and a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares.

If a US Holder has differing bases or holding periods in respect of Grey Wolf common stock, the US Holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular Precision trust units received in the Merger.

Any capital gain generally will be long-term capital gain if the US Holder held the Grey Wolf common stock for more than one year at the time the Merger is completed. Long-term capital gain of an individual generally is subject to a maximum US federal income tax rate of 15%. Other capital gains may be taxed at regular rates of up to 35%.

In some cases, such as if the US Holder actually or constructively owns Precision trust units immediately before the Merger, such gain could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Code, in which case such gain would be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each US Holder. Consequently, each US Holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such US Holder.

Treatment of 5%-US Holders

Special rules apply with respect to US Holders that are “5%-US Holders,” including additional requirements in order for such 5%-US Holders to qualify for the nonrecognition treatment described above. A 5%-US Holder for this purpose is any US Holder that directly or indirectly owns at least five percent of either the total voting power or the total value of Precision immediately after the Merger. Any US Holder that may be a 5%-US Holder should consult its tax advisor as to the application of these rules in its particular circumstances.

Application of Section 367 of the Code

Section 367(a) of the Code and the applicable Treasury Regulations thereunder provide that where a US shareholder exchanges stock in a US corporation for stock in a non-US corporation in a transaction that would otherwise constitute a nonrecognition transaction, the US shareholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met. While Precision and Grey Wolf generally expect such requirements to be met, one such requirement is that the value of Precision equal or exceed the value of Grey Wolf as of the closing date of the Merger. Whether this requirement is met cannot be known until the closing date of the Merger. Precision and Grey Wolf intend to seek a ruling from the IRS to the effect that US Holders of Grey Wolf common stock will not be subject to gain recognition on account of Section 367 of the Code even if the value of Precision is less than Grey Wolf as of the closing date of the Merger, but no assurance can be given that such ruling will ultimately be obtained. Obtaining such ruling is not a condition to the closing of the Merger.

If the value of Precision equals or exceeds that of Grey Wolf as of the closing date of the Merger, the US federal income tax treatment of the Merger to US Holders will be as described in the preceding paragraphs of this discussion. Alternatively, if as of the closing date the value of Grey Wolf exceeds that of Precision, and if Precision and Grey Wolf are not able to obtain the IRS ruling described in the preceding paragraph, a US Holder of Grey Wolf common stock would recognize gain (but not loss) in an amount equal to the excess, if any, of the amount of cash plus the fair market value as of the closing date of the Merger of any Precision trust units received in the Merger, over such US Holder’s tax basis in the shares of Grey Wolf common stock surrendered by the US Holder in the Merger. Any gain so recognized would generally be long-term capital gain if the US Holder has held the Grey Wolf common stock for more than one year at the time the Merger is completed. Long-term capital gain of an individual generally is subject to a maximum US federal income tax rate of 15%. Other capital gains may be taxed at regular rates of up to 35%.

For a US Holder who acquired different blocks of Grey Wolf common stock at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the Merger, and a loss realized (but not recognized) on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares. If a US Holder has differing bases or holding periods in respect of Grey Wolf common stock, the US Holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular Precision trust units received in the Merger.

Treatment of Non-US Holders who Exchange Grey Wolf Common Stock in the Merger

For a Non-US Holder who exchanges its Grey Wolf common stock in the Merger, its tax consequences, including the computation of capital gain or loss, will generally be determined in the same manner as that of a US Holder, except as otherwise described below.

A Non-US Holder generally will not be subject to US federal income tax on any gain recognized with respect to the Merger unless (i) such gain is effectively connected with a trade or business of the

Non-US Holder in the US (or, if certain income tax treaties apply, is attributable to a permanent establishment), (ii) Grey Wolf is a US real property holding corporation (as defined below) at any time within the shorter of the five-year period ending on the date on which the Merger is consummated or such Non-US Holder’s holding period in its Grey Wolf common stock or (iii) the Non-US Holder is an individual who is present in the US for a period or periods aggregating 183 or more days in the taxable year of the exchange and certain other conditions are met. In such cases, a Non-US Holder will generally be subject to US federal income tax on such gain in the same manner as a US Holder. In addition, a Non-US Holder that is a corporation may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) on such effectively connected income (other than income that is effectively connected income solely by virtue of clause (ii), above).

Generally, a corporation is a “US real property holding corporation” if the fair market value of its US real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Grey Wolf does not believe that it is or has been a US real property holding corporation within the last five years and does not expect to become a US real property holding corporation prior to the date of closing the Merger.

In addition, if a Non-US Holder receives a cash payment in the Merger in exchange for some or all of its Grey Wolf common stock that, as discussed above, has the effect of a distribution of a dividend for US federal income tax purposes, then such cash payment may be subject to 30% withholding unless (i) such Non-US Holder is eligible for a reduced rate of withholding with respect to dividend income under an applicable income tax treaty or (ii) amounts paid to the Non-US Holder in the Merger are effectively connected with the conduct of a US trade or business. If amounts paid to the Non-US Holder in the Merger are effectively connected with the conduct of a US trade or business, no such withholding will be required and such amounts will be taxed at the same graduated rates applicable to US persons, net of certain deductions and credits. In general, a Non-US Holder must furnish an IRS Form W-8BEN or IRS Form W-8ECI in order to establish its eligibility for any of the foregoing exemptions or rate reductions.

The rules relating to Non-US Holders are complex and dependent on the specific factual circumstances particular to each Non-US Holder. Consequently, each Non-US Holder should consult its tax advisor as to the US federal income tax consequences relevant to such Non-US Holder.

Treatment of Dissenters

The tax consequences to a Grey Wolf shareholder who exercises dissenters’ rights with respect to such shares and receives payment for its Grey Wolf common stock in cash generally will not depend on the qualification of the Merger as a reorganization for federal income tax purposes. A US Holder that receives cash pursuant to the exercise of dissenters’ rights generally will recognize a capital gain or loss for federal income tax purposes, measured by the difference between the holder’s basis in such shares and the amount of cash received (other than the amount of cash received, if any, that is or is deemed to be interest for federal income tax purposes (which amount will be taxed as ordinary income)). In the case of a US Holder that is an individual, capital gain that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% if the Grey Wolf common stock was held for greater than one year. The deductibility of capital losses is subject to limitations.

If a Non-US Holder receives cash pursuant to the exercise of dissenters’ rights, then, subject to the exceptions described above in the second paragraph under the heading “— Treatment of Non-US Holders Who Exchange Grey Wolf Common Stock in the Merger,” that Non-US Holder generally will not be subject to US federal income tax on any gain recognized.

Tax Basis and Holding Period

A US Holder’s aggregate tax basis in the Precision trust units received in the Merger will equal its aggregate tax basis in the Grey Wolf common stock surrendered in the Merger, increased by the amount of taxable gain or dividend income, if any, recognized in the Merger, and decreased by the amount of cash, if any, received in the Merger. The holding period for the shares of Precision trust units received in the Merger generally will include the holding period for the Grey Wolf common stock exchanged therefor. However, if a US Holder recognizes gain under Section 367 of the Code with respect to the Merger, the US Holder’s holding period for the Precision trust units that such holder receives will begin on the closing date of the Merger.

Information Reporting and Backup Withholding

Cash payments received in the Merger by a Grey Wolf shareholder may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number (in the case of individuals, their social security number) or provides a certification of foreign status on IRS Form W-8BEN or other appropriate form, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the Grey Wolf shareholder’s US federal income tax liability, provided the required information is timely furnished to the IRS.

Reporting Requirements

A Grey Wolf shareholder who receives Precision trust units as a result of the Merger will be required to retain records pertaining to the Merger. Each holder of Grey Wolf common stock who is required to file a US tax return and who is a “significant holder” that receives Precision trust units in the Merger will be required to file a statement with the shareholder’s US federal income tax return setting forth such holder’s basis in the Grey Wolf common stock surrendered and the fair market value of the Precision trust units and cash, if any, received in the Merger. A “significant holder” is a Grey Wolf shareholder who, immediately before the Merger, owned at least 5% of the outstanding stock of Grey Wolf.

Failure to Qualify as a Reorganization

If the Merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, then (i) each holder of Grey Wolf common stock will recognize gain or loss equal to the difference between the sum of the fair market value of the Precision trust units and the amount of cash received in the Merger (including cash received in lieu of fractional Precision trust units) and its tax basis in the Grey Wolf shares surrendered in exchange therefor, (ii) each US Holder generally will be subject to US federal income tax on such recognized gain, and (iii) subject to the exceptions described above in the second paragraph under the heading “— Treatment of Non-US Holders who Exchange Grey Wolf Common Stock in the Merger.” Non-US Holders generally will not be subject to US federal income tax on any gain recognized.

In addition, if the Merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, Grey Wolf will be subject to tax on the deemed sale of its assets to Merger Sub, with any gain or loss for this purpose measured by the difference between Grey Wolf’s tax basis in its respective assets and the fair market value of the respective consideration deemed to be received therefor, or, in other words, the cash and Precision trust units conveyed in the Merger plus the amount of Grey Wolf’s liabilities. This gain or loss would be reported on Grey Wolf’s final tax returns, along with any other income or loss for that period and subject to the effect of any tax carryovers, and Merger Sub would become liable for any such tax liability by virtue of the Merger.

Ownership by US Holders of Precision Trust Units

Dividends and Distributions

Subject to the passive foreign investment company and controlled foreign corporation rules discussed below, US Holders of Precision trust units will include in gross income the gross amount of any distributions paid, before reduction for Canadian withholding taxes, by Precision out of its current or accumulated earnings and profits, as determined for US federal income tax purposes, as dividend income when the dividend is actually or constructively received by the US Holder. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US Holder’s basis in its Precision trust units and thereafter as capital gain.

Currently, dividends paid by a “qualified foreign corporation” to individual US Holders who also meet certain holding period requirements will be taxable at a maximum tax rate of 15% (5% for individuals in lower tax brackets). Precision expects that it will constitute a qualified foreign corporation for US federal income tax purposes and that distributions it makes to individual US Holders of Precision trust units that are treated as dividends for US federal income tax purposes will be treated as qualified dividend income eligible for such reduced maximum rates, provided the applicable holding period requirements are met. If distributions by Precision do not qualify for this reduced maximum rate, US Holders will be subject to tax on such distributions at ordinary income rates (currently at a maximum rate of 35%). In addition, under current law, the preferential tax rate for qualified dividend income will not be available for taxable years beginning after December 31, 2010.

Distributions by Precision that are treated as dividends for US federal income tax purposes generally will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from certain other corporations. The amount of such distributions included in income of a US Holder of Precision trust units will be the US dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/US dollar exchange rate on the date such distribution is included in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date such a distribution is included in income to the date such distribution is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income from sources within the US for foreign tax credit limitation purposes.

Distributions by Precision that are treated as dividends for US federal income tax purposes will be income from sources outside the US for foreign tax credit limitation purposes. Depending on the US Holder’s circumstances, such dividends may be “passive category” or “general category” income for foreign tax credit limitation purposes. Subject to certain limitations, Canadian tax withheld with respect to distributions by Precision to a US Holder of Precision trust units and paid over to Canada will generally be creditable against the US Holder’s US federal income tax liability. As discussed below, withholding of Canadian tax is imposed at a 25% rate (reduced to 15% for recipients that are residents of the US eligible for benefits under the Canada-US Tax Convention) both on cash and non-cash distributions by Precision to persons that are not Canadian residents. However, as any non-cash distributions by Precision generally will not be included in income for US federal income tax purposes, such Canadian tax withholding may exceed a US Holder’s allowable foreign tax credit for the taxable year of the distribution. To the extent a refund of the tax withheld is available to a US Holder under the laws of Canada or under the income tax treaty between the US and Canada, the amount of tax withheld that is refundable will not be eligible for credit against the US Holder’s US federal income tax liability, whether or not the refund is actually obtained. The foreign tax credit limitation rules are complex and dependent on the specific factual circumstances particular to each US Holder of Precision trust units. Consequently, each US Holder of Precision trust units should consult its tax advisor as to the US federal income tax consequences relevant to such US Holder.

Transfers of Precision Trust Units

Subject to the passive foreign investment company and controlled foreign corporation rules discussed below, a US Holder of Precision trust units that sells or otherwise disposes of Precision trust units generally will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and the holder’s tax basis, determined in US dollars, in the Precision trust units. Any capital gain or loss generally will be long-term capital gain or loss if the US Holder had a holding period for the Precision trust units of more than one year at the time of the sale or other disposition. Long-term capital gain recognized by an individual generally is subject to a maximum US federal income tax rate of 15%. Other capital gains generally are subject to a maximum US federal income tax rate of 35%. The deductibility of capital losses is subject to limitations. Gain realized by a US Holder from a sale or other disposition of Precision trust units will generally be treated as income from US sources for foreign tax credit limitation purposes.

Additional US Federal Income Tax Considerations Under the Passive Foreign Investment Company Rules

Precision believes that Precision trust units should not be treated as stock of a passive foreign investment company for US federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, Precision would be a passive foreign investment company with respect to a US Holder if, for any taxable year in which the US Holder held Precision trust units, at least 75% of the gross income of Precision for the taxable year is passive income or at least 50% of the value, determined on the basis of a quarterly average, of Precision’s assets is attributable to assets that produce or are held for the production of passive income. If Precision were to be treated as a passive foreign investment company, then unless a US Holder makes a mark-to-market election, gain realized on the sale or other disposition of Precision trust units would in general not be treated as capital gain. Instead, a US Holder would be treated as if the holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

Additional US Federal Income Tax Considerations Under the Controlled Foreign Corporation (“CFC”) Rules

Under certain circumstances, a US Holder who directly or indirectly owns 10% or more of the voting power of a foreign corporation that is a CFC (generally a foreign corporation in which 10% US shareholders own more than 50% of the voting power of the foreign corporation) for an uninterrupted period of 30 days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation’s tax year must include in gross income for US federal income tax purposes its pro rata share of certain income of the CFC even if such share is not distributed to such US Holder. Precision believes that it will not be a CFC immediately after the Merger, but this could change in the future.

Ownership by Non-US Holders of Precision Trust Units

A Non-US Holder generally will not be subject to US federal income tax on dividends received from Precision or on any gain recognized on a sale or other disposition of Precision trust units unless (i) such income is effectively connected with a trade or business of the Non-US Holder in the US (or, if certain income tax treaties apply, is attributable to a permanent establishment), or (ii) with respect to gain recognized on a sale or other disposition of Precision trust units, the Non-US Holder is an individual who is present in the US for a period or periods aggregating 183 or more days in the taxable year of the exchange and certain other conditions are met. In such cases, a Non-US Holder generally will be subject to US federal income tax on such income in the same manner as a US Holder. In addition, a Non-US Holder that is a corporation may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) on such effectively connected income.

Material Canadian Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units

The discussion under this “Material Canadian Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units” section of this document, insofar as it relates to matters of Canadian federal income tax law and to the tax consequences of the Merger, constitutes the opinion of Felesky Flynn LLP, Canadian federal income tax counsel (“Canadian Tax Counsel”) for Precision, subject to the limitations and qualifications referenced in the discussion, with respect to material Canadian federal income tax consequences under the Canadian Tax Act as of the date of this proxy statement/prospectus to holders of the Grey Wolf common stock who hold such Grey Wolf common stock as capital property, deal with Precision and Grey Wolf at arm’s length, are not affiliated with Precision or Grey Wolf, and who will hold Precision trust units as capital property, all for purposes of the Canadian Tax Act and who dispose of their Grey Wolf common stock pursuant to the Merger and as consideration receive cash, Precision trust units or some combination of cash and Precision trust units. The implications of the Canadian Tax Act will be different for holders who are residents of Canada (“Canadian Holders”) and those who are not residents of Canada (“Non-Canadian Holders”) for purposes of the Canadian Tax Act.

Generally, Grey Wolf common stock and Precision trust units should be considered capital property to a Canadian Holder provided the holder does not use or hold such common stock or trust units, as the case may be, in the course of carrying on a business of buying or selling securities and provided the holder does not acquire them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a holder of Grey Wolf common stock that is a “financial institution,” a “specified financial institution,” nor is it applicable to a holder an interest in which would be a “tax shelter investment,” all as defined in the Canadian Tax Act.

This summary is based upon the facts set out in this proxy statement/prospectus, the provisions of the Canadian Tax Act and accompanying Regulations in force as of the date of proxy statement/prospectus, relevant specific proposals to amend the Canadian Tax Act that have been publicly announced by the Minister of Finance (Canada) prior to the date of this proxy statement/prospectus (“Proposed Amendments”) and Canadian Tax Counsel’s understanding of the current published administrative and assessing the policies of the Canada Revenue Agency (“CRA”). This summary specifically assumes that Grey Wolf is a corporation that is not resident in Canada for purposes of the Canadian Tax Act and that materially less than 50% of Grey Wolf’s assets have not been at any time in the 60 months that ends at the time of the Merger, and at the time of the Merger will not be, any combination of real property situated in Canada, Canadian resource property or timber resource property for purposes of the Canadian Tax Act, nor will more than 50% of the fair market value of a Grey Wolf share be derived from such property. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, government or judicial actions or changes in the administrative and assessing practices of the CRA. This summary does not take into account provincial, territorial or foreign tax consideration, which may differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

This summary is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular holder of Grey Wolf common stock or Precision trust units. Holders of Grey Wolf common stock and prospective holders of Precision trust units should consult their own tax advisors in respect of the consequences to them of the Merger and their acquisition and holding of Precision trust units having regard to their particular circumstances.

Canadian Holders

The Merger

Pursuant to the Merger, Canadian Holders of Grey Wolf common stock will dispose of such shares and receive cash, Precision trust units, or a combination of cash and Precision trust units as consideration for such Grey Wolf common stock. Canadian Holders of Grey Wolf common stock so disposed of will realize a capital gain (or capital loss) equal to the difference between (i) the sum of the cash consideration received in the Merger and the fair market value of the Precision trust units received in the Merger and (ii) the sum of the Canadian Holder’s adjusted cost base for purposes of the Canadian Tax Act of the Grey Wolf common stock disposed of and any reasonable costs of disposition. The taxation of capital gains and capital losses is described below under “Taxation of Capital Gains and Capital Losses of Canadian Holders.” The cost (and adjusted cost base) to a Canadian Holder of the Precision trust units acquired as consideration for Grey Wolf common stock disposed of in the Merger will be the fair market value of a Precision trust unit at the time of the Merger, subject to being averaged with the cost (and adjusted cost base) to a Canadian holder of any Precision trust units held prior to the Merger.

The Canadian federal income tax consequences to a Canadian Holder who exercises dissenters’ rights and disposes of Grey Wolf common stock and receives payment in cash, generally will be the same as a Canadian Holder that disposes of Grey Wolf common stock pursuant to the Merger, as outlined herein.

Taxation of Trust Unit Distributions to Canadian Holders

Income from Precision Trust Units Prior to Application of SIFT Legislation

This portion of the summary describes the taxation of distributions on Precision trust units prior to the application of the SIFT legislation. For a discussion of how distributions would be taxed under the SIFT legislation, see below under the heading “SIFT Legislation.”

Until the SIFT legislation begins to apply to Precision, income of a Canadian Holder from Precision trust units should be considered to be income from property for the purposes of the Canadian Tax Act and any loss of Precision for the purposes of the Canadian Tax Act cannot be allocated to and treated as a loss of a Canadian Holder. A Canadian Holder will generally be required to include in computing income for a particular taxation year the portion of the net income of Precision for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Canadian Holder in that particular taxation year, whether such amount is payable in cash or in kind.

Provided that appropriate designations are made by Precision, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Canadian Holder will effectively retain their character and be treated as such in the hands of the Canadian Holder for purposes of the Canadian Tax Act. The non-taxable portion of net realized capital gains of Precision that is paid or payable to a Canadian Holder in a year will not be included in computing the holder’s income for the year and will not reduce the adjusted cost basis of the holder’s trust units. Any other amount in excess of the net income of Precision that is paid or payable by Precision to a Canadian Holder in a year will generally not he included in the Canadian Holder’s income for the year. However, where such an amount becomes payable to a Canadian Holder, other than as proceeds of disposition of a Precision trust unit, the adjusted cost base of trust units held by such Canadian Holder will generally be reduced by such amount.

A Canadian Holder that throughout the relevant taxation year is a “Canadian-controlled private corporation,” as defined in the Canadian Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and certain income from Precision.

Income From Precision Trust Units on Application of SIFT Legislation

Under the SIFT legislation, which is not expected to apply to Precision until January 1, 2011 (provided Precision only experiences “normal growth” before then), distributions by Precision to Canadian Holders of Precision’s income from non- portfolio properties (which is expected to comprise all or substantially all of the income of Precision) and taxable capital gains from dispositions of non-portfolio properties would be treated as eligible dividends from a taxable Canadian corporation. Therefore, in the case of an individual Canadian Holder, such distributions would qualify for the gross-up and dividend tax treatment applicable to eligible dividends received from taxable Canadian corporations, and in the case of a corporate Canadian Holder such distributions generally would be eligible for the inter-corporate dividend deduction. A Canadian Holder that is a “private corporation” or a “subject corporation” (as defined in the Canadian Tax Act) generally would be required to pay a 33 1/3% refundable tax on such distributions under Part IV of the Canadian Tax Act to the extent such distributions were deductible in computing its taxable income.

Amounts distributed in excess of the income of Precision are not affected by the SIFT legislation, and will continue to not be included in the Canadian Holder’s income and, except to the extent they constituted the non-taxable portion of any net realized capital gains of Precision, will reduce the adjusted cost base of the holder’s Precision trust units.

Taxation of Capital Gains and Capital Losses of Canadian Holders

Under the Canadian Tax Act, one half of any capital gain realized by a Canadian Holder will be included in such holder’s income as a taxable capital gain. Subject to certain specific rules in the Canadian Tax Act, one half of any capital loss realized by a Canadian Holder generally is deducted from any taxable capital gains realized by such holder in the year of disposition and any excess may be deducted from taxable capital gains realized in the three preceding taxation years or in any subsequent taxation year.

A Canadian Holder that throughout the relevant taxation year is a “Canadian-controlled private corporation,” as defined in the Canadian Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

A Canadian Holder that is a corporation or a corporation that is a member of a partnership or a beneficiary of a trust that directly or indirectly owns Grey Wolf common stock and that realize a capital loss should consult their own tax advisors.

Minimum Tax

Capital gains realized on the disposition of capital property such as Grey Wolf common stock may increase a Canadian Holder’s liability for minimum tax if the holder is an individual.

Non-Canadian Holders

The Merger

For Canadian federal income tax purposes, the Merger and the exercise of dissenters’ rights in respect thereof, generally should not be a taxable transaction for persons who are Non-Canadian Holders.

Taxation of Trust Unit Distributions to Non-Canadian Holders

Until the SIFT legislation begins to apply to Precision, all income of Precision determined in accordance with the Canadian Tax Act (except taxable capital gains) paid or credited by Precision in a taxation year to a Non-Canadian Holder will generally be subject to Canadian withholding tax at a rate of 25%, subject to a reduction in such rate under an applicable tax treaty or convention, whether such income is paid or credited in cash or in Precision trust units. The rate of Canadian withholding tax generally is reduced to 15% in respect of amounts that are paid or credited by Precision to a Non-Canadian Holder that is a resident of the US for the purposes of the Canada-United States Income Tax Convention, (1980), as amended (the “Canada-US Tax Convention”). Under the SIFT legislation, commencing January 2011 (provided there has been only “normal growth” of Precision before then), such distributions will be characterized as taxable dividends and as such similarly will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable treaty or convention. A Non-Canadian Holder that is a resident of the US who is entitled to claim the benefit of the Canada-US Tax Convention will generally be entitled to have the rate of withholding tax reduced to 15%, and to 0.0% for certain US tax exempt Non-Canadian Holders.

Precision is required to maintain a special “TCP gains balance” account to which it will add its capital gains from dispositions after March 22, 2004 of “taxable Canadian property” (as defined in the Canadian Tax Act), and from which it will deduct its capital losses from dispositions of such property and the amount of all “TCP gains distributions” (as defined in the Canadian Tax Act) made by it in previous taxation years. If Precision pays an amount to a Non-Canadian Holder, makes a designation to treat that amount as a taxable capital gain of the Non-Canadian Holder and the total of all such amounts designated by Precision in a taxation year to Non-Canadian Holders and any partnerships which are not “Canadian partnerships” for the purposes of the Canadian Tax Act exceeds 5% of all such designated amounts, such portion of that amount as does not exceed the Non-Canadian Holder’s pro rata portion of Precision’s “TCP gains balance” account (as defined in the Canadian Tax Act) for the taxation year effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains).

Disposition of Precision Trust Units Held by Non-Canadian Holders

A Non-Canadian Holder will be subject to taxation in Canada in respect of a capital gain realized on the disposition of Precision trust units only if such units constitute “taxable Canadian property,” as defined in the Canadian Tax Act, and the Non-Canadian Holder is not afforded relief under an applicable income tax treaty or convention. Precision trust units normally should not be taxable Canadian property at the time of the disposition provided that: (i) the Non-Canadian Holder, persons with whom the Non- Resident Holder does not deal at arm’s length (within the meaning of the Canadian Tax Act), or the Non-Canadian Holder together with such persons, did not own 25% or more of the issued Precision trust units at any time during the 60-month period preceding the time of the disposition; (ii) Precision is a mutual fund trust at the time of the disposition; and (iii) Precision trust units are not otherwise deemed to be taxable Canadian property.

A Non-Canadian Holder whose Precision trust units constitute taxable Canadian property generally will realize a capital gain (or capital loss) on the redemption or disposition of such units equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of: (i) such Non-Canadian Holder’s adjusted cost base of its Precision trust units so disposed, determined immediately before the redemption or disposition; and (ii) any reasonable costs of disposition, and generally will be subject to tax under the Canadian Tax Act in respect of any such capital gain in the same manner as a Canadian Holder. See “— Taxation of Capital Gains and Capital Losses of Canadian Holders.”

Anticipated Accounting Treatment

Precision intends to account for the Merger as a purchase of Grey Wolf for both Canadian and US financial accounting purposes. Accordingly, the aggregate fair value of the consideration paid by Precision in connection with the Merger will be allocated to Grey Wolf’s assets based on their fair values as of the completion of the Merger, and the results of operations of Grey Wolf will be included in Precision’s consolidated results of operations only for periods subsequent to the completion of the Merger.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated under that act, acquisitions of a sufficient size may not be consummated unless information has been furnished to the Antitrust Division of the DOJ and to the FTC and applicable waiting period requirements have been satisfied or early termination of the waiting period has been granted. The acquisition of Grey Wolf common stock pursuant to the Merger is subject to the HSR Act.

Precision and Grey Wolf filed on September 11, 2008 with the Antitrust Division of the DOJ and the FTC, a Hart-Scott-Rodino Notification and Report Form with respect to the acquisition of the Grey Wolf common stock by Precision. On September 26, 2008, the FTC notified Precision and Grey Wolf that early termination of the waiting period under the HSR Act had been granted.

Because Precision is a foreign corporation, the President of the United States has the authority to block the Merger if he determines that the Merger threatens to impair the national security of the United States. On September 15, 2008, Precision and Grey Wolf jointly and voluntarily filed a notification to CFIUS, which examines proposed foreign acquisitions and makes recommendations to the President. The CFIUS process can, by statute, take up to 90 days. On October 17, 2008, CFIUS issued a letter stating that it had concluded its action, having found no national security issues sufficient to warrant future investigation.

Merger Fees, Costs and Expenses

Precision and Grey Wolf will incur significant transaction and Merger-related integration costs in connection with the Merger. Precision and Grey Wolf expect to pay transaction costs of approximately $110 million in the aggregate, excluding both change of control severance payments to some of their departing employees and the $25 million termination fee that Grey Wolf will be required to pay to Basic upon consummation of the Merger. These transaction fees include investment banking, legal and accounting fees and expenses, expenses associated with the financing of the Merger, SEC filing fees, printing expenses, mailing expenses and other related charges. These amounts are preliminary estimates that are subject to change. A portion of the transaction costs will be incurred regardless of whether the Merger is consummated. Precision and Grey Wolf will each pay its own transaction costs, except that they will share equally certain filing, printing, costs related to financing the Merger and other costs and expenses. Precision and Grey Wolf also expect to incur costs associated with integrating the operations of the two companies. Precision and Grey Wolf are in the early stages of assessing the magnitude of these integration costs. In addition, upon consummation of the Merger, pursuant to the terms of the Basic Merger Agreement, Grey Wolf will pay Basic $25 million as the balance of the termination fee.

Consideration to be Received in the Merger

As a result of the merger, each Grey Wolf shareholder will have the right, with respect to each share of Grey Wolf common stock held, to elect to receive merger consideration consisting of either cash or Precision trust units, subject to adjustments and certain other limitations described below.

Grey Wolf shareholders of record may specify different elections with respect to different shares held by them. For example, if a Grey Wolf shareholder has 100 shares, the shareholder could make a cash election with respect to 50 shares and a unit election with respect to the other 50 shares. Procedures for making your election and returning the form of election are described more fully below under “— Election and Exchange Procedures.” Also, the letter of transmittal and form of election accompanying this proxy statement/prospectus contain complete instructions on how to make your election. If you are not a shareholder of record, such as if you hold your shares in “street name” through a broker or bank, you should contact your broker or bank for the applicable election procedures.

Election and Exchange Procedures

Cash Election

The Merger Agreement provides that each Grey Wolf shareholder who makes a valid cash election will have the right to receive, in exchange for each share of Grey Wolf common stock for which a valid cash election is made (referred to as a “Cash Election Share”), an amount in cash equal to the Per Share Cash Consideration, subject to the adjustments described below. The “Per Share Cash Consideration” is an amount equal to $9.02 in cash.

Unit Election

The Merger Agreement provides that each Grey Wolf shareholder who makes a valid unit election will have the right to receive, in exchange for each share of Grey Wolf common stock for which a valid unit election is made (referred to as a “Unit Election Share”), 0.4225 of a Precision trust unit, subject to the adjustments described below. We sometimes refer to the number of Precision trust units to be received with respect to each Unit Election Share (absent the adjustments described below) as the “Per Share Unit Consideration.” 0.4225 of a Precision trust unit per share of Grey Wolf common stock is referred to as the “Exchange Ratio.”

No Election

Shareholders who do not make an election to receive cash or Precision trust units in the Merger will have the right to receive, in exchange for each share of Grey Wolf common stock with respect to which no election is made (referred to as a “No Election Share”), the Per Share Cash Consideration, the Per Share Unit Consideration or a combination thereof as described below. If you are a Grey Wolf shareholder and your elections are not received by the exchange agent by the election deadline, or if your form of election is improperly completed and/or is not signed, you will be deemed not to have made an election and your shares of Grey Wolf common stock will be considered No Election Shares.

Proration Adjustment if Cash Consideration is Oversubscribed

The cash component of the total consideration (referred to as the “Available Cash Consideration”) to be paid by Precision in the Merger is approximately $1.115 billion. If the aggregate amount of cash payable with respect to all Cash Election Shares (the “Elected Cash Consideration”) and in respect of Grey Wolf shareholders who exercise their dissenters’ rights (the “Dissenting Cash Consideration”) is greater than the Available Cash Consideration then:

•	each Unit Election Share and No Election Share will be converted into the right to receive the Per Share Unit Consideration; and

•	each Cash Election Share will be converted into the right to receive (i) an amount in cash (without interest) equal to the product of (a) the Per Share Cash Consideration multiplied by (b) a fraction, the numerator of which will be the difference between the Available Cash Consideration and the Dissenting Cash Consideration and the denominator of which will be the Elected Cash Consideration (the “Cash Fraction”) and (ii) a number of Precision trust units equal to (x) the Exchange Ratio multiplied by (y) one minus the Cash Fraction.

Proration Adjustment if Cash Consideration is Undersubscribed

If the sum of the Elected Cash Consideration and the Dissenting Cash Consideration is less than the Available Cash Consideration (such difference referred to as the “No Election Available Cash”), then each Cash Election Share will be converted into the right to receive the Per Share Cash Consideration, and:

•	if the No Election Value (as described below) is less than the No Election Available Cash, then:

—	each No Election Share will be converted into the right to receive the Per Share Cash Consideration; and

—	each Unit Election Share will be converted into the right to receive (i) an amount in cash (without interest) equal to (x) the difference between the No Election Available Cash and the No Election Value divided by (y) the number of Unit Election Shares and (ii) a number of Precision trust units equal to the product of (x) the Exchange Ratio and (y) one minus the quotient obtained by dividing the amount of cash payable under clause (i) of this paragraph by the Per Share Cash Consideration.

•	if the No Election Value (as described below) is greater than or equal to the No Election Available Cash, then:

—	on a pro rata basis, a number of No Election Shares equal to (i) the No Election Available Cash divided by the Per Share Cash Consideration multiplied by (ii) a fraction, the numerator of which shall be the number of No Election Shares and the denominator of which shall be the number of No Election Shares plus the number of Notes Shares (as defined below) will be converted into the right to receive the Per Share Cash Consideration, with the remainder of No Election Shares being converted into the right to receive the Per Share Unit Consideration; and

—	each Unit Election Share will be converted into the right to receive the Per Share Unit Consideration.

The “No Election Value” is equal to the product of (i) the Per Share Cash Consideration multiplied by (ii) the number of No Election Shares plus the number of shares of Grey Wolf common stock underlying convertible notes which have not been converted by the election deadline (the “Notes Shares”).

Examples of Proration Adjustments of Merger Consideration

For example, if all the Grey Wolf shareholders make a valid cash election, there are no dissenting shareholders and all the Grey Wolf convertible notes have been converted, each Cash Election Share would be entitled to the following (all numbers in these examples are rounded to the third decimal point):

•	a cash amount equal to

—	$9.02 (the Per Share Cash Consideration) multiplied by

—	0.5543, which is the resulting fraction with

▪	$1.115 billion as the numerator (the difference between the Available Cash Consideration and the Dissenting Cash Consideration) and

▪	$2.0115 billion as the denominator (the Elected Cash Consideration),

meaning that each Cash Election Share would be entitled to $5.00 in cash, and

•	a number of Precision trust units equal to

—	0.4225, the Exchange Ratio, multiplied by

—	0.4457, which is 1 minus the fraction calculated above of 0.5543,

meaning that each Cash Election Share would be entitled to 0.1883 of a Precision trust unit,

for a total of $5.00 in cash plus 0.1883 of a Precision trust unit for each share of Grey Wolf common stock.

If all the Grey Wolf shareholders make a valid unit election, there are no dissenting shareholders and all the Grey Wolf convertible notes have been converted, each Unit Election Share would be entitled to the following:

•	a cash amount equal to

—	$1.115 billion (the difference between the No Election Available Cash and the No Election Value) divided by

—	223 million (which would be the number of Unit Election Shares),

meaning that each Unit Election share would be entitled to $5.00 in cash and

•	a number of Precision trust units equal to

—	0.4225 (the Exchange Ratio) multiplied by

—	0.4457, which is 1 minus the quotient obtained by dividing the amount of cash payable to each Unit Election Share, which would be $5.00, by the Per Share Cash Consideration, which would be $9.02,

meaning that each Cash Election Share would be entitled to 0.1883 of a Precision trust unit,

for a total of $5.00 in cash plus 0.1883 of a Precision trust unit for each share of Grey Wolf common stock.

If 60% of the Grey Wolf shareholders make a valid cash election, there are no dissenting shareholders and all the Grey Wolf convertible notes have been converted, each Unit Election Share and each No Election Share would be entitled to the 0.4225 of a Precision trust unit (the Exchange Ratio) and each Cash Election Share would be entitled to the following:

•	a cash amount equal to

—	$9.02, the Per Share Cash Consideration, multiplied by

—	0.9238, which is the resulting fraction with

▪	$1.115 billion as the numerator (the difference between the Available Cash Consideration and the Dissenting Cash Consideration), and

▪	$1.207 billion as the denominator (the Elected Cash Consideration),

meaning that each Cash Election Share would be entitled to $8.33 in cash, and

•	a number of Precision trust units equal to

—	0.4225 (the Exchange Ratio) multiplied by

—	0.0762, which is one minus the fraction calculated above of 0.9238,

meaning that each Cash Election Share would be entitled to 0.0322 of a Precision trust unit,

for a total of $8.33 in cash plus 0.0322 of a Precision trust unit for each share of Grey Wolf common stock.

Elections as to Form of Consideration; Form of Election

Grey Wolf shareholders who wish to elect the type of consideration they will receive in the Merger, should carefully review and follow the instructions set forth in the letter of transmittal and form of election accompanying this proxy statement/prospectus. The letter of transmittal and form of election allows Grey Wolf shareholders to make a cash or stock election in respect of each share of Grey Wolf common stock that they hold. Grey Wolf shareholders may specify different elections with respect to different shares held by them. To make a valid election, each Grey Wolf shareholder must submit a properly completed letter of transmittal and form of election, together with stock certificates. If you do not return your letter of transmittal and form of election by the election deadline, you will be paid, in exchange for each No Election Share that you hold, the Per Share Cash Consideration, the Per Share Unit Consideration or a combination thereof as described above.

Unless otherwise designated on the election form or agreed by Precision and Grey Wolf and publicly announced, the election deadline will be 5:00 p.m., Houston, Texas time, on the second business day prior to the effective time of the Merger. Precision and Grey Wolf will publicly announce the anticipated election deadline at least 5 business days prior to the anticipated effective time of the Merger.

If you wish to elect the type of Merger consideration you will receive in the Merger, you should carefully review and follow the instructions set forth in the letter of transmittal and form of election. If it is determined that any purported cash election or unit election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis. Grey Wolf shareholders who hold their shares of Grey Wolf common stock in “street name” or through a bank, broker or other nominee will be subject to the procedures established by, and should follow the instructions of, their bank, broker or other nominee for making an election with respect to such shares of Grey Wolf common stock.

Generally, an election may be revoked, but only by written notice received by the exchange agent prior to the election deadline. In addition, an election may be changed, but only upon receipt by the exchange agent prior to the election deadline of a properly completed and signed revised form of election. Grey Wolf shareholders will not be entitled to make, revoke or change any election following the election deadline. Shares of Grey Wolf common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation of an election, will be deemed to have made no election.

Conversion of Shares; Exchange of Grey Wolf Common Stock

The conversion of Grey Wolf common stock into the right to receive the Merger consideration will occur automatically at the effective time of the Merger. After the effective time of the Merger, the exchange agent will exchange certificates representing shares of Grey Wolf common stock for the Merger consideration to be received in the Merger pursuant to the terms of the Merger Agreement.

Accompanying this proxy statement/prospectus is a letter of transmittal and form of election. The letter of transmittal and form of election contains an election form with instructions on how to surrender shares of Grey Wolf common stock in exchange for the consideration that the holder of such shares is entitled to receive under the Merger Agreement. A letter of transmittal and form of election will be properly completed only if accompanied by certificates, or evidence of shares in book entry form, representing all shares of Grey Wolf common stock covered by the letter of transmittal and form of election (or appropriate evidence as to the loss, theft or destruction of that certificate, appropriate evidence as to the ownership of that certificate by the claimant, or a guaranteed delivery of such shares and appropriate and customary indemnification, as described in the letter of transmittal and form of election).

Computershare Trust Company, N.A. will be the exchange agent in the Merger and will receive your letter of transmittal and form of election, exchange your shares of Grey Wolf common stock for the Merger consideration and perform other duties as specified in the Merger Agreement. Precision will deposit, or cause to be deposited, with the exchange agent the aggregate number of Precision trust units to be issued as Merger consideration pursuant to the Merger Agreement, the aggregate amount of cash to be paid as Merger consideration pursuant to the Merger Agreement and sufficient cash, when and as needed, to pay cash in lieu of fractional Precision trust units in accordance with the Merger Agreement.

Upon surrender of a certificate or transfer of uncertificated shares representing the Grey Wolf common stock for cancellation to the exchange agent, together with the letter of transmittal and form of election described above, duly executed and completed in accordance with the instructions that accompany the letter of transmittal and form of election, the holder will be entitled to receive (i) Precision trust units and/or (ii) a check representing the amount of cash consideration and cash in lieu of a fractional Precision trust unit, if any, and unpaid distributions, if any, the holder has the right to receive pursuant to the provisions of the Merger

Agreement, after giving effect to any required withholding tax and other reductions. Surrendered shares will then be canceled.

No interest will be paid or accrued on the cash consideration to be received in the Merger, cash in lieu of a fractional trust unit and unpaid distributions, if any, payable to holders of Grey Wolf common stock. Further, no other distributions declared or made after the effective time of the Merger with respect to Precision trust units with a record date after the effective time of the Merger will be paid to the holder of any shares of Grey Wolf common stock that have not been surrendered or transferred to the exchange agent with respect to the Precision trust units issuable upon the surrender or transfer until such surrender or transfer.

In the event of a transfer of ownership of Grey Wolf common stock that is not registered in the transfer records of Grey Wolf, the proper number of Precision trust units, together with a check for the cash consideration and cash to be paid in lieu of a fractional trust unit and unpaid distributions, if any, may be issued to the transferee if the certificate or uncertificated share representing such Grey Wolf common stock is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

Any former shareholders of Grey Wolf who have not surrendered their Grey Wolf common stock within one year after the effective time of the Merger should only look to Precision, not the exchange agent, for their Precision trust units, their cash consideration and cash in lieu of a fractional share and for any unpaid distributions and distributions on the Precision trust units deliverable to those former shareholders pursuant to the Merger Agreement.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash consideration the amounts it is required to deduct and withhold under any US federal, Canadian, state, local or foreign tax law. These amounts will be treated as having been paid to the Grey Wolf shareholders from whom they were withheld.

Effect of Conversion of Grey Wolf Convertible Notes

The holders of Grey Wolf’s convertible notes will be entitled to a special conversion privilege entitling them to convert the principal amount of their convertible notes into Grey Wolf common stock for a period beginning 15 business days prior to, and ending two business days prior to, the anticipated effective time of the Merger. If converted, the holders of Grey Wolf’s convertible notes will be entitled to receive one share of Grey Wolf common stock for each $6.45 of principal amount of Grey Wolf’s 3.75% convertible notes that is converted, and one share of Grey Wolf common stock for each $6.51 of principal amount of Grey Wolf’s floating rate convertible notes that is converted.

Treatment of Grey Wolf Stock Options

Holders of vested options granted under a Grey Wolf equity incentive plan can exercise their options any time prior to the Merger and will participate in the Merger in the same manner as other Grey Wolf shareholders. At the effective time of the Merger, all outstanding options, except for those granted under the Grey Wolf, Inc. 2003 Incentive Plan (“2003 Incentive Plan”), that have not been exercised will be cancelled. Each option granted under the 2003 Incentive Plan that is outstanding at the effective time of the Merger will be assumed by Precision and converted into a unit appreciation right pursuant to a plan to be adopted by Precision. Each unit appreciation right will have the same terms as the previously-held Grey Wolf stock option, including vesting and expiration, but will be settled in cash based upon the difference between the strike price (derived from the exercise price of the option as adjusted for the Merger) and the fair market value of the Precision trust unit on the date of exercise.

Voting Agreements

Each of the directors and executive officers of Grey Wolf entered into a voting agreement with Precision to vote his shares in favor of the approval of the Merger Agreement and not dispose of or pledge his shares of

Grey Wolf common stock, except for existing pledges. The voting agreements will terminate if the Merger Agreement is terminated or upon mutual consent of that individual and Precision. This summary does not purport to be complete, and is qualified in its entirety by reference to the voting agreements, a form of which is included as Annex B to, and is incorporated by reference in, this proxy statement/prospectus. As this summary may not contain all of the information that is important to you, you are urged to carefully read the form of voting agreement in its entirety.

Appraisal Rights

Article 5.12 of the TBCA grants dissenters’ rights to shareholders who are required, by the terms of a Merger, to accept any consideration other than shares of stock in the surviving company, shares of stock listed on a national securities exchange or cash received as payment for fractional shares. Because Grey Wolf shareholders may receive cash as part of their Merger consideration, Grey Wolf shareholders will have appraisal rights as a result of the Merger. The full text of Article 5.12 of the TBCA is attached to this proxy statement/prospectus as Annex D.

Interests of Grey Wolf Directors and Officers in the Merger

You should be aware that some Grey Wolf’s directors and executive officers have interests in the Merger as directors or officers that are different from, or in addition to, the interests of other Grey Wolf shareholders.

Governance Structure and Management Positions

Upon consummation of the Merger, the board of directors of PDC, which is the administrator of Precision and has been delegated the responsibility for the management and general administration of the affairs of Precision, will be expanded to consist of twelve members, three of whom are current members of Grey Wolf’s board of directors (Frank M. Brown, William T. Donovan and Trevor M. Turbidy). Precision is in discussions with certain executive officers of Grey Wolf regarding prospective positions as executive officers of PDC. More information regarding the directors and executive officers that have been designated or selected is set forth in “Trustees, Directors and Executive Management of the Combined Companies — Executive Management of PDC” beginning on page 109.

Change of Control Payments Under Executive Severance Plan and Employment Agreements

Any Grey Wolf executive officer whose employment is terminated under certain circumstances after the effective time of the Merger will be entitled to severance benefits under his employment agreement. Similarly, the officers covered by the Grey Wolf Executive Severance Plan, established in November 2001 (the “Executive Severance Plan”), shall be entitled to severance benefits under the Executive Severance Plan as described below.

The purpose of the Executive Severance Plan is to provide those executive officers of Grey Wolf who have not entered into employment agreements with Grey Wolf economic protection in the event of termination of employment by the company without cause, or by the executive officer with good reason, within 6 months prior to or 12 months after a “Change in Control” (as defined in the Executive Severance Plan). The Merger would be a change of control under the Executive Severance Plan. Pursuant to the terms of the Executive Severance Plan, in the event of such a termination a participant will receive a severance payment equal to one and one half times the sum of: (i) the participant’s annual salary, plus (ii) a bonus equal to thirty percent of such annual salary.

Grey Wolf is a party to employment agreements with Thomas P. Richards, David W. Wehlmann, David J. Crowley, Robert J. Proffit, Edward S. Jacob III, Forrest M. Conley, Jr., Joseph C. Hopewell and Ronald G. Hale which contain provisions that provide for severance payments to the executive. If the employment of any of these executive officers is terminated by Grey Wolf during the one-year (two-year in the case of Mr. Richards) period immediately following the consummation of the Merger for any reason other than death, disability or “cause,” as defined below, or if the executive terminates his employment due to a

“constructive termination without cause,” as defined below, the former officer will be entitled to receive the following from the surviving company:

•	a severance payment equal to the product of three times (three and three quarters times in the case of Mr. Richards) the sum of the executive’s current base salary and a bonus equal to 50% (100% in the case of Mr. Richards) of the executive’s base salary;

•	for varying periods of time following the executive’s date of termination (depending on the executive’s age and years of service with Grey Wolf), medical and welfare benefits equal to those benefits which would have been provided to such executive if the executive’s employment had not been terminated;

•	all stock options, restricted stock, restricted stock units or other stock-based awards held by the executive that are not vested, will vest (restricted stock held by executives vests on a change of control irrespective of termination); and

•	in the event any payment or distribution to the executive would be subject to the federal excise tax imposed by section 4999 of the Code on “excess parachute payments,” the executive will be made whole by Grey Wolf for any such payments.

For purposes of these employment agreements, “constructive termination without cause” includes, in relevant part, the following events:

•	a failure to elect or reelect or to appoint or reappoint the executive to the office he currently holds with Grey Wolf or other material change of the executive’s functions, duties or responsibilities which change would reduce the ranking or level, dignity, responsibility, importance or scope of the executive’s position from the position and attributes he currently holds;

•	the assignment or reassignment of the executive to a location not within fifty miles of Grey Wolf’s current location;

•	the liquidation, dissolution, consolidation or merger of Grey Wolf, or transfer of all or substantially all of its assets, other than a transaction in which a successor corporation with a net worth substantially the same as or greater than that of Grey Wolf assumes the executive’s employment agreement and all obligations and undertakings of Grey Wolf thereunder;

•	a reduction in the executive’s annual salary;

•	a “change in control;”

•	the failure of Grey Wolf to continue to provide the executive with office space, related facilities and secretarial assistance that are commensurate with the executive’s responsibilities to and position with Grey Wolf;

•	the notification by Grey Wolf of Grey Wolf’s intention not to observe or perform one or more of the obligations of Grey Wolf under the executive’s employment agreement;

•	the failure by Grey Wolf to indemnify, pay or reimburse the executive at the time and under the circumstances required by the executive’s employment agreement;

•	the occurrence of any other material breach of the executive’s employment agreement by Grey Wolf or any of its subsidiaries; or

•	the delivery of notice by the Company in accordance with the executive’s employment agreement hereof that it desires to terminate the executive’s employment agreement.

For purposes of these employment agreements, termination for “cause” includes, in relevant part, termination for any of the following reasons:

•	chronic alcoholism or controlled substance abuse;

•	an act of proven fraud or dishonesty on the part of the executive with respect to Grey Wolf;

•	knowing and material failure by the executive to comply with material applicable laws and regulations relating to the business of Grey Wolf;

•	the executive’s material and continuing failure to perform (as opposed to unsatisfactory performance) his duties or a material breach by the executive of his employment agreement except, in each case, where such failure or breach is caused by the illness or other similar incapacity or disability of the executive; or

•	conviction of a crime involving moral turpitude or a felony.

Mr. Richards will not be continuing as an employee of Precision or its affiliates after the effective time of the Merger, and thus, in connection with the Merger, Mr. Richards will receive approximately $4.9 million after the closing of the Merger. Also pursuant to his employment agreement, Mr. Richards will be entitled to a prorated portion of his 2008 bonus. In addition, all of his unvested options and restricted stock automatically will vest and any other conditions to these awards will be deemed satisfied upon closing of the Merger. Additionally, Mr. Richards and his spouse will be provided certain health care insurance benefits for each of their lives.

Consulting Agreement

At the insistence of Precision, Mr. Richards entered into a consulting agreement with Merger Sub which will be effective upon consummation of the Merger. Under the terms of the consulting agreement, he will be paid a consulting fee at a monthly rate of $25,000 for the first three months of the agreement. The agreement will terminate on the first anniversary of the effective time of the Merger.

Director Ownership Interests

Steven A. Webster, a director of Grey Wolf, beneficially owns 500 Precision trust units.

Listing of Precision Trust Units

It is a condition to the consummation of the Merger that (i) the Toronto Stock Exchange shall have conditionally approved the additional listing of the Precision trust units to be issued pursuant to the Merger, and (ii) the New York Stock Exchange shall have approved the additional listing of the Precision trust units to be issued pursuant to the Merger, subject to official notice of issuance. The Toronto Stock Exchange has conditionally approved the additional listing of the Precision trust units to be issued pursuant to the Merger, subject to Precision fulfilling the requirements of such exchange. The New York Stock Exchange has approved the listing of the Precision trust units to be issued pursuant to the Merger, subject to official notice of issuance.

Deregistration and Delisting of Grey Wolf Stock

If the Merger is consummated, Grey Wolf will delist its common stock from the American Stock Exchange, and may deregister its common stock under the Exchange Act. The shareholders of Grey Wolf will become holders of Precision trust units, and their rights as unitholders will be governed by Alberta law and by Precision’s Declaration of Trust.

Grey Wolf may cease filing periodic reports pursuant to the Exchange Act with the SEC following deregistration of their common stock, subject to securities laws requirements and Grey Wolf’s obligations under their respective debt instruments.

Grey Wolf’s Dividend Policy

Grey Wolf has never declared a dividend on its common stock. Grey Wolf’s bank credit facilities restrict its ability to declare or pay any dividend on, or make similar payments with respect to, its capital stock. In addition, the Merger Agreement prohibits Grey Wolf from declaring, setting aside or paying any dividend with respect to its capital stock while the Merger is pending.

Precision’s Distribution Policy

Precision’s board of trustees has adopted a policy of making regular cash distributions on or about the 15th day following the end of each calendar month to holders of Precision trust units of record on the last business day of each such calendar month or such other date as determined from time to time by the board of trustees. In addition, Precision’s Declaration of Trust provides that, an amount equal to net income of Precision not already paid to holders of Precision trust units in the year will become payable on December 31 of each year, such that Precision will not be liable for ordinary income taxes for such year. Please refer to “Certain Canadian Federal Income Tax Considerations — Taxation of the Trust” on pages 46 and 47 of the 2005 Special Meeting Information Circular which is incorporated herein by reference to Exhibit 4 of the Current Report on Form 6-K filed by Precision with the SEC on October 5, 2005.

Precision’s board of trustees reviews Precision’s distribution policy from time to time. The actual amount distributed is dependent on various economic factors and distributions are declared at the discretion of Precision’s board of trustees. The actual cash flow available for distribution to holders of Precision trust units is a function of numerous factors, including Precision’s, PDLP’s and PDC’s financial performance; debt covenants and obligations; working capital requirements; upgrade and expansion capital expenditure requirements for the purchase of property, plant and equipment; and the number of Precision trust units and exchangeable units of PDLP issued and outstanding.

As a result of the aforementioned factors, distributions may be increased, reduced or suspended entirely. The market value of Precision trust units may deteriorate if Precision decreases or suspends cash distributions in the future. Refer to the heading “Risk Factors” beginning on page 25 hereof.

Under the terms of Precision’s Declaration of Trust, Precision is required to make distributions to holders of Precision trust units in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in Precision trust units (“in-kind”) at the discretion of Precision’s board of trustees. To the extent that additional cash distributions are paid and capital expenditure or investment programs are not adjusted, debt levels may increase. In the event that a distribution in the form of Precision trust units is declared, the terms of Precision’s Declaration of Trust requires that the outstanding trust units be consolidated immediately subsequent to the distribution. The number of outstanding Precision trust units would remain at the number outstanding immediately prior to the unit distribution and an amount equal to the distribution would be allocated to the holders of Precision trust units. For greater clarity, holders of Precision trust units do not receive additional trust units during an “in-kind” issuance and consolidation process.

Resale of Precision Trust Units

US Resale Requirements

The Precision trust units issuable under the terms of the Merger Agreement will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended (the “Securities Act”), except for units issued to any Grey Wolf shareholder who becomes an “affiliate” of Precision for purposes of Rule 144 under the Securities Act. Persons who may be deemed affiliates of Precision for such purposes include individuals or entities that control, are controlled by, or are under common control with Grey Wolf and may include directors and executive officers of Grey Wolf.

This document does not constitute a registration statement covering resales of shares by persons who are otherwise restricted from selling their shares under Rules 144 and 145 of the Securities Act.

Canadian Resale Requirements

The Precision trust units to be issued to holders of Grey Wolf common stock under the Merger will be issued in reliance on exemptions from the prospectus and registration requirements of applicable Canadian securities laws, and the Precision trust units will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws.

THE MERGER AGREEMENT

The following summary of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which is incorporated by reference and attached as Annex A to this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this proxy statement/prospectus. We urge you to read the Merger Agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any decisions regarding the Merger.

The Merger Agreement has been included with this proxy statement/prospectus to provide you additional information regarding its terms. The Merger Agreement sets forth the contractual rights of Precision and Grey Wolf but is not intended to be a source of factual, business or operational information about Precision or Grey Wolf. That kind of information can be found elsewhere in this proxy statement/prospectus and in the other filings each of Precision and Grey Wolf makes with the SEC, which are available as described in “Where You Can Find More Information.”

As a shareholder, you are not a third party beneficiary of the Merger Agreement and therefore you may not directly enforce any of its terms or conditions. The parties’ representations, warranties and covenants were made as of specific dates and only for purposes of the Merger Agreement and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally relevant to investors. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating risk between Precision and Grey Wolf, rather than to establish matters as facts. Certain of the representations, warranties and covenants in the Merger Agreement are qualified by information each of Precision and Grey Wolf filed with the SEC prior to the date of the Merger Agreement, as well as by disclosure letters each of Precision and Grey Wolf delivered to the other party in connection with the signing the Merger Agreement. The disclosure letters have not been made public because, among other reasons, they include confidential or proprietary information. The parties believe, however, that all information material to a shareholder’s decision to approve the Merger is included or incorporated by reference in this document.

You should also be aware that none of the representations or warranties has any legal effect among the parties to the Merger Agreement after the effective time of the Merger, nor will the parties to the Merger Agreement be able to assert the inaccuracy of the representations and warranties as a basis for refusing to close the transaction unless all such inaccuracies as a whole would give rise to the failure of certain closing conditions.

Furthermore, you should not rely on the covenants in the Merger Agreement as actual limitations on the respective businesses of Precision and Grey Wolf, because either party may take certain actions that are either expressly permitted in the confidential disclosure letters to the Merger Agreement or as otherwise consented to by the appropriate party, which may be given without prior notice to the public.

Execution of the Merger Agreement

On August 24, 2008, Grey Wolf, Precision, PDC and Merger Sub entered into the Merger Agreement. Under the terms of the Merger Agreement, Grey Wolf will merge with and into Merger Sub, with Merger Sub continuing as the surviving corporation.

The Closing and the Effective Time of the Merger

Unless otherwise agreed by the parties to the Merger Agreement, the closing of the Merger will take place in Houston, Texas at the offices of Mayer Brown LLP as soon as practicable after 10:00 a.m., local time, on the first business day immediately following the day on which all of the applicable conditions set forth in the Merger Agreement have been satisfied or waived, except for those conditions that by their nature cannot be satisfied until the closing, but subject to the satisfaction or waiver of those conditions or at such other time and place as Precision and Grey Wolf agree in writing. As soon as practicable following the satisfaction or waiver of such conditions, at the closing, the parties to the Merger Agreement shall cause a properly executed certificate of merger and articles of merger (the “Certificate of Merger”) meeting the requirements of Article 5.04 of the TBCA to be filed in accordance therewith. The Merger shall become effective upon the issuance of the Certificate of Merger under the TBCA, in each case by the Secretary of State of the State of Texas, or at such time thereafter as is agreed to by Precision and Grey Wolf and provided in the Certificate of Merger.

Merger Consideration to be Received in the Merger

Consideration to be Received in the Merger

Under the terms of the Merger Agreement, shareholders of Grey Wolf may elect to receive either cash or Precision trust units in exchange for their Grey Wolf common stock. Each share of Grey Wolf common stock will be converted, at the option of the holder, into $9.02 in cash or 0.4225 of a Precision trust unit, subject to proration. The maximum amount of cash to be paid by Precision will be approximately $1.115 billion, and the maximum number of Precision trust units will be approximately 42.0 million. These amounts take into account shares of Grey Wolf common stock issuable upon the conversion of Grey Wolf’s convertible debt securities and the exercise of Grey Wolf stock options, which, together with Grey Wolf’s issued and outstanding common stock, totals approximately 223 million fully-diluted shares of Grey Wolf common stock. The consideration described herein represents approximately a 4.5% increase in the aggregate number of Precision trust units offered to Grey Wolf shareholders since July 9, 2008, the date of Precision’s last public announcement of its intention to acquire Grey Wolf. Upon consummation of the Merger, shareholders of Grey Wolf will own approximately 25% of the combined company, assuming that all outstanding Grey Wolf convertible notes are converted into Grey Wolf common stock prior to the Merger.

Adjustment to the Exchange Ratio

If, between the date of the Merger Agreement and the effective time of the Merger, the number of outstanding shares of Grey Wolf or the outstanding Precision trust units shall have been increased, decreased, changed into or exchanged for a different number of shares or trust units, whether by reason of any reclassification, recapitalization, stock or unit split, split-up, combination or exchange of shares or trust units or a stock or unit dividend or distribution or dividend or distribution payable in other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger consideration shall be appropriately adjusted to provide to the holders of shares of Grey Wolf common stock the same economic effect as contemplated by the Merger Agreement.

Covenants and Agreements

Interim Operations

Each of Precision and Grey Wolf has agreed to customary covenants that place restrictions on it and its subsidiaries until the effective time of the Merger. Except as set forth in the disclosure letters provided by each of Precision and Grey Wolf, as expressly permitted or contemplated by the Merger Agreement, as required by applicable laws or with the written consent of the other party, each of Precision and Grey Wolf has agreed that it will:

•	conduct its operations and cause each of its subsidiaries to conduct its operations in all material respects in the usual, regular and ordinary course in substantially the same manner as previously conducted;

•	use its commercially reasonable efforts consistent with past practice to:

—	preserve intact its business organization and goodwill,

—	keep available the services of its executive officers, directors and key employees, and

—	preserve their relationships with customers, suppliers, agents and creditors;

•	not amend or propose to amend its organizational documents;

•	not adjust, split, combine, reclassify or dispose of any of its equity securities;

•	not issue any shares or trust units of its capital stock or other equity securities, effect any stock split or otherwise change its capitalization as it existed on the date of the Merger Agreement, except pursuant to the exercise of options existing on the date of the Merger Agreement, pursuant to Grey Wolf’s Rights Agreement, as amended, upon the conversion of any of Grey Wolf’s outstanding convertible notes in accordance with their terms or pursuant to the grant or exercise of awards granted after the date of the Merger Agreement and expressly permitted (i) under the Merger Agreement, (ii) pursuant to Sections 3.6 and 5.7 of Precision’s Declaration of Trust and (iii) upon the exchange or redemption of the exchangeable trust units;

•	not, and will not permit any of its subsidiaries to, grant any option, warrant, conversion right or other right not existing on the date of the Merger Agreement to acquire or otherwise with respect to shares of its capital stock or other equity securities, or grant or issue any restricted stock or securities, except for awards under the Precision or Grey Wolf benefit plans in existence as of the date of the Merger Agreement to any newly hired employees in the ordinary course of business consistent with past practices, as long as the vesting or exercisability of any award made after the date of the Merger Agreement does not accelerate as a result of the pendency, approval or consummation of the transactions contemplated by the Merger Agreement;

•	not purchase, redeem or otherwise acquire any shares of its capital stock or the capital stock of any of its subsidiaries, except (i) by or among direct or indirect wholly-owned subsidiaries, (ii) pursuant to the terms of the Grey Wolf convertible notes (iii) pursuant to Article 6 of Precision’s Declaration of Trust and (iv) shares withheld to satisfy tax withholding requirements;

•	not liquidate, wind-up, dissolve or adopt any plan to liquidate, wind-up or dissolve;

•	not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of, any assets (including capital stock of subsidiaries) that are, individually or in the aggregate, material to it and its subsidiaries as a whole, except:

—	sales of surplus or obsolete equipment,

—	sales of other assets in the ordinary course of business or sales of assets pursuant to contractual rights existing as of the date of the Merger Agreement that were entered into in the ordinary course of business consistent with past practices,

—	sales, leases or other transfers between itself and its wholly owned subsidiaries or between such subsidiaries, or

—	sales, dispositions or divestitures required by or in conformance with applicable laws in order to permit or facilitate the consummation of the Merger in accordance with the terms of the Merger Agreement;

•	not willfully or intentionally breach any representation or warranty set forth in the Merger Agreement or take any action that is reasonably likely to materially delay or impair the ability of the parties to the Merger Agreement to consummate the transactions contemplated by the Merger Agreement;

•	not enter into any contract or obligation with respect to any of the foregoing.

In addition to the mutual covenants of the parties, Grey Wolf has also agreed that it will:

•	not declare, set aside or pay any dividend on or make other distributions or payment with respect to any shares of its capital stock;

•	not, and will not permit any of its subsidiaries to, amend or modify any option, warrant, conversion right or other right to acquire shares of its capital stock existing on the date of the Merger Agreement;

•	not, and will not permit any of its subsidiaries to, increase any compensation or benefits, award or pay any bonuses, establish any bonus plan or arrangement or enter into, amend or extend any employment or consulting agreement with any former, present or future officers, directors or employees, except in the ordinary course of business consistent with past practices;

•	with respect only to Grey Wolf, not, and will not permit any of its subsidiaries to, adopt any new employee benefit plan or agreement (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except as expressly required or permitted by the Merger Agreement;

•	not, and will not permit any of its subsidiaries to, permit any holder of an option or other award to acquire Grey Wolf common stock to have shares withheld upon exercise, vesting or payment for tax purposes, in excess of the number of shares needed to satisfy the minimum federal and state tax withholding requirements;

•	not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of, any assets (including capital stock of subsidiaries) that are, individually or in the aggregate, material to it and its subsidiaries as a whole, except arm’s-length sales or transfers for aggregate consideration not exceeding $30 million;

•	not, and will not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, except in each case for acquisitions that:

—	with respect to Grey Wolf, are not in excess of $50 million aggregate cash consideration less the aggregate amount of any unbudgeted capital expenditures made pursuant to the terms of the Merger Agreement, and

—	would not require historical or pro forma financial statements with respect to such acquisitions to be included in this proxy statement prospectus;

•	not make any loans, advances, capital contributions to or investments in any person, other than to its wholly-owned subsidiaries or from its wholly-owned subsidiaries, customer loans and advances to employees consistent with past practices or short-term investment of cash in the ordinary course of business in accordance with its cash management procedures;

•	not terminate or amend any material contract or waive or assign any of its rights under a material contract in a manner that would be materially adverse to it, or enter into any material contract other than customer contracts entered into in the ordinary course of business;

•	not, and will not permit any of its subsidiaries to, incur any indebtedness in excess of $7.5 million in the aggregate, or guarantee any such indebtedness, issue or sell any debt securities or warrants or rights to acquire any of its or its subsidiary’s debt securities, or guarantee any debt securities of others, except for borrowings from its credit facility in the ordinary course of business, borrowings to repay or repurchase its other indebtedness or borrowings in respect of intercompany debt;

•	not, and will not permit any of its subsidiaries to, create any material liens or encumbrances (other than certain permitted liens) on any of its property or, enter into any material leases, except in the ordinary course of business or with or between its subsidiaries;

•	not, and will not permit any of its subsidiaries to:

—	make or rescind any material tax election,

—	settle or compromise any material tax claim or controversy, or

—	materially change its methods of reporting relating to taxes from those employed in the preparation of its tax return for the most recent taxable year for which a return has been filed;

•	not incur or commit to any capital expenditures that in the aggregate exceed its capital expenditure budget by more than $50 million in the aggregate less the aggregate amount actually spent on acquisitions as permitted by the Merger Agreement;

•	not enter into any material new line of business;

•	not enter into any contract that subjects Precision or any of its subsidiaries to any material non-compete or similar agreement;

•	not, and will cause its subsidiaries not to, change any material accounting principle or practice used by it except as required by a change in generally accepted accounting principles;

•	engage in any transaction or enter into any agreement with an affiliate of Grey Wolf; and

•	not compromise, settle or grant any waiver or release related to any litigation or proceeding, other than settlements or compromises of such litigation or proceedings where the full amount to be paid is covered by insurance or where the amount to be paid does not exceed $3 million individually or $7.5 million in the aggregate.

In addition to the mutual covenants of the parties, Precision has also agreed that it will:

•	not cease or suspend making distributions (including corresponding distributions by PDLP) to the holders of Precision trust units (and holders of exchangeable Precision trust units) distributions by PDLP to Precision and payment of dividends and interest and repayment of outstanding indebtedness by PDC and PDLP, in each case in the ordinary course of business and consistent with past practices;

•	not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of, any assets (including capital stock of subsidiaries) that are, individually or in the aggregate, material to it and its subsidiaries as a whole, except arm’s-length sales or transfers for aggregate consideration not exceeding $120 million;

•	not, and will not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, except in each case for acquisitions that:

—	with respect to Precision, are not in excess of $120 million aggregate cash consideration less the aggregate amount of any unbudgeted capital expenditures made pursuant to the terms of the Merger Agreement, and

—	would not require historical or pro forma financial statements with respect to such acquisitions to be included in this proxy statement prospectus;

•	not, and will not permit any of its subsidiaries to, incur any indebtedness in excess of $30 million in the aggregate, or guarantee any such indebtedness, issue or sell any debt securities or warrants or rights to acquire any of its or its subsidiary’s debt securities, or guarantee any debt securities of others, except in connection with the financing to be put in place in connection with the Merger, for borrowings from its credit facility in the ordinary course of business not to exceed $25 million, borrowings to repay or repurchase its other indebtedness or borrowings in respect of intercompany debt;

•	not, and will not permit any of its subsidiaries to, create any material liens or encumbrances (other than certain permitted liens) on any of its property, except in the ordinary course of business or with or between its subsidiaries; and

•	not incur or commit to any capital expenditures that in the aggregate exceed its capital expenditure budget by more than $200 million in the aggregate less the aggregate amount actually spent on acquisitions as permitted by the Merger Agreement.

Regulatory Filings and Related Matters

Pursuant to the Merger Agreement, Precision and Grey Wolf have also agreed to take all action and do all things necessary, appropriate or desirable under applicable law (including the HSR Act) so as to enable the closing to occur as soon as reasonably practicable including:

•	using commercially reasonable efforts to obtain all necessary waivers, consents and approvals;

•	identifying and making any necessary regulatory filings;

•	using reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, ruling or injunction that would restrain, prevent or delay the consummation of the Merger;

•	furnishing each other with information and reasonable assistance that the other party reasonably requests in connection with the preparation of necessary filings, registrations or submissions of information to any governmental authorities;

•	responding promptly to requests for additional information made by the FTC or the DOJ and causing the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the initial HSR filing;

•	promptly notifying each other of any communication from any authority concerning the Merger and permit the other party to review in advance any proposed communication to any authority concerning the Merger; and

•	not participating or agreeing to participate in any meeting or discussion with any authority in respect to any filing, investigation or other inquiry about the Merger unless the other party is consulted in advance and, to the extent allowed, given the opportunity to attend and participate.

Precision, Grey Wolf, and their respective subsidiaries are not required to take or agree to dispose of any of their respective assets or to limit their freedom of action with respect to any of their businesses, to obtain any approvals or to remove any antitrust-related impediments to the Merger, except those actions, to which the other party agrees, that are conditioned upon the consummation of the Merger and that, individually or in the aggregate, do not have or cause and would not reasonably be expected to have or cause a material adverse effect on Precision after the Merger.

Additional Agreements

Pursuant to the Merger Agreement, each of Precision and Grey Wolf also has agreed to:

•	to the extent permitted by law, provide the other party reasonable access to its properties, records, files, correspondence, audits and other information;

•	to the extent permitted by law and applicable stock exchange listing arrangements, consult with one another before issuing any press releases and other announcements regarding the Merger;

•	promptly prepare and file this proxy statement/prospectus, promptly respond to any comments made by the SEC and ensure that the information provided by each of them for inclusion in this proxy statement/prospectus will not include any untrue statement of a material fact or omit a material fact required to make the statements therein, in light of the circumstances under which they were made, not misleading, at the time of the mailing of this proxy statement/prospectus and at the time of the special meetings of the shareholders of Grey Wolf;

•	use its commercially reasonable best efforts to have timely delivered to the other party “comfort” letters from its independent public accounting firm; and

•	pay all costs and expenses incurred by them in connection with the Merger Agreement, regardless of whether the Merger is consummated, other than costs that are specified to be shared or reimbursed under the Merger Agreement.

Pursuant to the Merger Agreement and in addition to the applicable covenants of Precision listed above, Precision and PDC have agreed:

•	to prepare and submit to the New York Stock Exchange and the Toronto Stock Exchange listing applications covering the Precision trust units issuable in connection with the Merger;

•	to cause Merger Sub, for a period of six years after the effective time of the Merger, to indemnify, defend, hold harmless and advance expenses to, to the greatest extent permitted by law, each person who is, or has been at any time prior to the effective time of the Merger, an officer, director, employee, controlling shareholder or agent of Grey Wolf or its subsidiaries, from any damages based in or arising out of the fact that such person was serving in such capacity and pertaining to any matter existing or arising out of actions or omissions (or alleged actions or omissions) occurring at or prior to the effective time of the Merger;

•	to cause Merger Sub to honor all indemnification agreements, advancement and expenses and exculpation agreements or other obligations of Grey Wolf with respect to any of the current or former officers and directors of Grey Wolf (including under Grey Wolf’s certificate of incorporation or bylaws) in effect as of the date of the Merger Agreement;

•	to cause Merger Sub, for a period of at least six years after the effective time of the Merger, to use reasonable best efforts to maintain officers’ and directors’ liability insurance covering the individuals who are covered by Grey Wolf’s existing officers’ and directors’ liability insurance policies at the effective time of the Merger on terms substantially no less advantageous to such individuals than the existing policies, provided that Merger Sub will not be required to pay an annual premium in excess of 250% of the last annual premium paid by Grey Wolf prior to the date of the Merger Agreement, but in such case will purchase as much coverage as reasonably obtainable for such amount;

•	to cause Merger Sub, after the Merger, to continue the employment of all the Grey Wolf employees, and, until after December 31, 2009, to provide each continuing employee with a salary or hourly wage rate (as the case may be), bonus opportunity, and employee benefits (excluding certain retiree medical benefits as well as stock options, equity award plans and similar benefits, except as otherwise provided in the Merger Agreement);

•	to cause Precision and Merger Sub to administer and perform the Grey Wolf, Inc. Employee Severance Plan established on August 8, 2008, without amending or terminating such plan prior to its expiration in any way that would negatively impact its beneficiaries prior to the first anniversary of the closing date of the Merger;

•	to cause Merger Sub to credit, for each continuing employee, the appropriate period of employment and service (based on the employee’s employment with Grey Wolf) for purposes of determining the continuing employee’s eligibility to join, vesting and benefit accrual under certain corresponding employee benefit plans, programs, policies or similar arrangements of Merger Sub or its subsidiaries;

•	to cause Merger Sub to waive, for each continuing employee and his or her covered dependents, as well as use commercially reasonable best efforts to cause any relevant third parties to waive, any pre-existing medical condition limitations existing as of the date of the Merger, but only to the extent such pre-existing medical condition would have been covered by Merger Sub’s group health plan if it were not a pre-existing medical condition, and only to the extent that such pre-existing medical condition limitations would not have applied under Grey Wolf’s group health plan immediately prior to the Merger; and

•	to cause Merger Sub to use its commercially reasonable best efforts to offer each continuing employee coverage under a group health plan which credits each continuing employee towards the deductibles, co-insurance and maximum out of pocket provisions imposed under such group health plan, for the year of the Merger, with any applicable expenses already incurred during such year under Grey Wolf’s group health plan.

No Solicitation

The Merger Agreement provides that during the period from the date of the Merger Agreement until the effective time of the Merger or the earlier termination of the Merger Agreement, subject to limited exceptions described below, Grey Wolf will not, and will cause its subsidiaries and representatives not to:

•	solicit, initiate, encourage or facilitate (including by way of furnishing or disclosing non-public information) any inquiries, offers or proposals that constitute, or are reasonably likely to lead to, another acquisition proposal;

•	engage in discussions or negotiations with, furnish or disclose any non-public information or data relating to itself or any of its subsidiaries to, or in response to a request, give access to the properties, assets or books and records of itself or any of its subsidiaries to, any person who has made or may be considering making another acquisition proposal or take any action that may otherwise lead to another acquisition proposal;

•	approve, endorse or recommend another acquisition proposal; or

•	enter into any agreement in principle, letter of intent, arrangement, understanding or other contract relating to another acquisition proposal.

Except as permitted below, each party is required to cease and terminate all solicitations, discussions, negotiations or other activity with any person with respect to another acquisition proposal or which could reasonably be expected to lead to another acquisition proposal and will inform its subsidiaries and representatives to do the same.

Nothing in the Merger Agreement prevents Grey Wolf, prior to obtaining its required shareholder approval of the Merger Agreement, from doing any of the following, subject to compliance with notifications to the other party with respect to the receipt of any third party acquisition proposal as described below:

•	engaging in discussions or negotiations with, furnishing or disclosing any information or data relating to itself or any of its subsidiaries to, or in response to a request therefore, giving access to the properties, assets or books and records of itself or its subsidiaries to, any third party who has made an unsolicited bona fide written acquisition proposal after the date of the Merger Agreement that did not result from a violation of its no solicitation covenant, provided that prior to doing any of the foregoing (i) its board of directors determines that the acquisition proposal is reasonably likely to result in a superior proposal (as defined in the Merger Agreement) and (ii) that such person has the financial and legal capacity to consummate such acquisition proposal and, provided further, that such party executes a confidentiality agreement with the third party with material terms that are no more favorable than those contained in the confidentiality agreement between Precision and Grey Wolf;

•	withdrawing or amending (or publicly proposing to withdraw or amend) the approval, recommendation or declaration of advisability by its board of directors or any committee thereof of the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, provided that, if such withdrawal or amendment (i) does not involve a third party acquisition proposal, the board determines that the failure to take such actions is reasonably likely to be inconsistent with its fiduciary duties, or (ii) does involve a third party acquisition proposal, the board determines that such alternative proposal constitutes a superior proposal and it complies with the five business day renegotiation period described below;

•	recommending, adopting or approving (or publicly proposing to recommend, adopt or approve) another acquisition proposal so long as the board determines that such alternative proposal constitutes a superior proposal and it complies with the five business day renegotiation period described below; or

•	entering into any agreement, including any agreement in principle, which constitutes, relates to, is intended to lead to or could reasonably be expected to lead to another acquisition proposal so long as the board determines that such alternative proposal constitutes a superior proposal and complies with the five business day renegotiation period; and, provided further, that concurrently with entering into such an agreement, it terminates the Merger Agreement and pays the $64 million termination fee.

Upon receipt of an acquisition proposal or an inquiry that is likely to lead to an acquisition proposal from a third party, Grey Wolf has agreed to inform Precision within 24 hours of receipt of the acquisition proposal, the identity of the third party making the acquisition proposal and the material terms and conditions of the acquisition proposal. Grey Wolf has agreed to promptly provide Precision with written notice of any changes in the price or form of consideration or other material changes in the status or terms of the acquisition proposal.

Grey Wolf, upon a board determination that an acquisition proposal is a superior proposal, has agreed to notify Precision of such determination, at which time Precision has five business days to submit a revised offer to enable the transaction to proceed, and any amendments to the acquisition proposal in response to a revised offer triggers an additional three-business day renegotiation period for Precision to submit another revised offer.

Nothing contained in the no-solicitation provisions of the Merger Agreement prohibits Grey Wolf or its board of directors from taking and disclosing to their respective shareholders a position with respect to another acquisition proposal pursuant to Rule 14d-9 and 14e-2(a) under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable law.

Representations and Warranties

Precision, PDC and Merger Sub, on the one hand, and Grey Wolf, on the other hand, have made customary representations and warranties in the Merger Agreement which are substantially reciprocal. The representations and warranties of each of Grey Wolf, Precision, PDC and Merger Sub have been made solely for the benefit of the other party or parties and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•	are qualified in their entirety by the information filed by the applicable party with the SEC or the Canadian Securities Regulatory Authorities or SEDAR (and publicly available) prior to the date of the Merger Agreement, excluding any risk-factor disclosure, disclosure of risks in any “forward-looking statements” disclaimer and other statements that are predictive or forward looking in nature. Accordingly, the representations and warranties should be read with consideration given to the entirety of public disclosure regarding the parties as set forth in their respective SEC and Canadian Securities Regulatory Authorities filings;

•	have been further qualified by information exchanged by the parties in connection with the execution of the Merger Agreement;

•	will not survive after the effective time of the Merger and cannot be the basis for any claims under the Merger Agreement by the other party or parties after termination of the Merger Agreement;

•	are in certain cases subject to a materiality standard described in the Merger Agreement which may differ from what may be viewed as material by you;

•	are in certain cases, qualified by the knowledge of the parties making such representations and warranties; and

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and are subject to more recent developments.

Each of Grey Wolf, Precision, PDC and Merger Sub has made representations and warranties regarding, among other things:

•	the organization, good standing and foreign qualification of the parties and the corporate authority to own, operate and lease their respective properties and to carry on their respective businesses as currently conducted;

•	the authorization, execution, delivery and enforceability of the Merger Agreement and related matters;

•	capitalization;

•	subsidiaries;

•	compliance with laws and possession of permits;

•	whether each party’s execution and delivery of the Merger Agreement or consummation of the transactions contemplated thereby causes any:

—	conflict with such party’s organizational documents or the organizational documents of its subsidiaries;

—	material agreements of such party or such party’s subsidiaries being declared void;

—	breach or default, or the creation of any liens, or otherwise result in a detriment to such party or such party’s subsidiaries under any agreements of such party or such party’s subsidiaries; or

—	violation of applicable law;

•	the documents and reports that the parties have filed with the SEC;

•	litigation;

•	whether certain events, changes or effects have occurred from December 31, 2007 to the date of the Merger Agreement;

•	taxes;

•	environmental matters;

•	intellectual property matters;

•	broker’s fees and similar fees;

•	beneficial ownership of the other party’s capital stock;

•	the shareholder votes and/or director approval required in connection with the adoption of Merger Agreement;

•	undisclosed liabilities;

•	material contracts;

•	improper payments;

•	investment company status; and

•	lack of orders suspending the sale or ceasing the trading of the parties’ securities.

In addition, Grey Wolf has made other representations and warranties about itself to Precision, PDC and Merger Sub regarding, among other things:

•	employee benefit plans;

•	labor matters;

•	insurance;

•	receipt of opinion from financial advisor;

•	ownership and condition of assets;

•	the amendment of certain agreements related to a certain rights plan of Grey Wolf;

•	Canadian assets and operations; and

•	takeover statutes and rights plans.

In addition, each of Precision, PDC and Merger Sub have made other representations and warranties to Grey Wolf regarding, among other things:

•	reporting issuer status, listing; and

•	mutual fund trust status.

None of these representations and warranties will survive after the effective time of the Merger.

Conditions to the Merger

Mutual Conditions to Each Party’s Obligation to Effect the Merger

The obligation of each of Precision, PDC, Grey Wolf and Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following conditions:

•	Grey Wolf has obtained its shareholders’ approval of the Merger Agreement;

•	Precision has received written notice from CFIUS of its determination pursuant to the Exon-Florio Amendment not to undertake an investigation of the transaction contemplated by the Merger Agreement;

•	any waiting period applicable to the completion of the Merger under the HSR Act has expired or been terminated;

•	no governmental authority has taken any action that prohibits the consummation of the Merger;

•	no decree, order or injunction of a governmental authority prohibits the consummation of the Merger;

•	the SEC has declared the registration statement, of which this proxy statement/prospectus forms a part, to be effective, and no stop order concerning the registration statement is in effect (and no similar action has been taken by any Canadian securities regulatory authority with respect to Precision or the Precision trust units), and all necessary approvals under state securities laws or applicable Canadian securities laws related to the issuances or trading of the Precision trust units to be issued in the Merger have been received;

•	the New York Stock Exchange and the Toronto Stock Exchange have authorized for listing the Precision trust units to be issued pursuant to the Merger, subject to official notice of issuance; and

•	the parties have obtained all required governmental consents, except where the failure to obtain any such consents has not had and would not reasonably be expected to have or cause a material adverse effect on Precision assuming the Merger has taken place.

For purposes of the Merger Agreement, the term “material adverse effect” means, with respect to any party, a material adverse effect on the business, results of operations or condition (financial or otherwise) of such party and its subsidiaries, taken as a whole, except to the extent any such effect results from:

•	changes in the industry in which such person operates or in the economy or the financial, securities or credit markets in the US or elsewhere in the world, including any regulatory or political conditions or developments, or any outbreak or escalation of hostilities or declared or undeclared acts of war, terrorism, insurrection or natural disasters that do not disproportionately affect the business, results of operations or condition (financial or otherwise) of such person, relative to other industry participants, in any material respect;

•	changes in law, GAAP or the interpretation thereof (after the date of the Merger Agreement) that do not disproportionately affect the business, results of operations or condition (financial or otherwise) of such person, relative to other industry participants, in any material respect;

•	the execution or public disclosure of the Merger Agreement or the consummation or the pendency of the transactions contemplated by the Merger Agreement;

•	any change in the price or trading volume of the stock of such party (but not any change or effect underlying such change in prices or volume);

•	any legal proceedings made or brought by any of the current or former shareholders of such party arising out of or related to the Merger Agreement or the transactions contemplated thereby; or

•	the failure of a party to meet any published analyst estimates or expectations regarding such person’s revenue, earnings or other financial performance or results of operations for any period or any failure to meet internal budgets, plans or forecasts regarding its revenues, earnings or other financial performance or results of operations (but not any change or occurrence underlying such failure).

Additional Conditions to Each Party’s Obligation to Effect the Merger

In addition to the conditions described above, neither Precision, PDC or Merger Sub, on the one hand, nor Grey Wolf, on the other hand, is obligated to effect the Merger unless the following conditions are satisfied or waived by that party on or before the closing date:

•	subject to certain materiality standards, the representations and warranties of the other party are true and correct as of the date of the Merger Agreement and as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•	the other party has performed in all material respects its covenants and agreements under the Merger Agreement;

•	since the date of the Merger Agreement, no event, occurrence or development has occurred that has had or caused or would reasonably be expected to have or cause a material adverse effect on the other party; and

•	such party’s US tax counsel has provided the US tax opinion described under “The Merger — Material US Federal Income Tax Consequences of the Merger and of Owning Precision Trust Units” beginning on page 70.

Termination, Termination Fees and Expenses

Subject to certain qualifications set forth in the Merger Agreement, the Merger Agreement may be terminated by written notice at any time prior to the effective time of the Merger in any of the following ways:

•	By mutual written consent.

•	By either Grey Wolf or Precision if:

—	the Merger has not been consummated by February 28, 2009 (through no fault of the terminating party);

—	any governmental authority shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or making consummation of the Merger illegal, and such order or other action shall have become final and nonappealable (through no fault of the terminating party); or

—	the Merger Agreement shall not have been approved by the required vote of Grey Wolf shareholders in the manner required by the Merger Agreement.

•	By Precision if:

—	there has been a material breach by Grey Wolf of its representations and warranties in the Merger Agreement that is incapable of being cured within 30 days following receipt of written notice from Precision of such breach;

—	Grey Wolf has failed to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement, which failure to comply is incapable of being cured within 30 days following written notice from Precision of such failure;

—	Grey Wolf shall have breached in any material respect any of its non-solicitation obligations (or certain related obligations) under the Merger Agreement, or Grey Wolf or the Grey Wolf board (or any committee thereof) publicly announces its intention to do any of the same;

—	Grey Wolf shall have entered into any acquisition agreement or similar arrangement (excluding the Merger Agreement), which constitutes, relates to, is intended to lead to or could reasonably be expected to lead to an alternative acquisition proposal, or Grey Wolf or the Grey Wolf board (or any committee thereof) publicly announces its intention to do any of the same;

—	the Grey Wolf Board withdraws (or amends or modifies in a manner adverse to Precision), or publicly proposes to so withdraw (or amend or modify), the approval, recommendation or declaration of advisability of the transactions contemplated by the Merger Agreement; or

—	the Grey Wolf Board recommends, adopts or approves, or publicly proposes to recommend, adopt or approve, an alternative acquisition proposal.

•	By Grey Wolf if:

—	there has been a material breach by Precision of its representations and warranties in the Merger Agreement that is incapable of being cured within 30 days following receipt of written notice from Grey Wolf of such breach;

—	Precision has failed to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement, which failure to comply is incapable of being cured within 30 days following receipt of written notice from Grey Wolf of such failure; or

—	prior to the approval of the Merger by the required Grey Wolf shareholder vote in the manner required by the Merger Agreement, Grey Wolf elects to enter into an alternative acquisition agreement as permitted by (and not in violation of) the Merger Agreement; provided, however, that in order to so terminate (i) Grey Wolf must not have otherwise breached any of its non-solicitation or other related obligations under the Merger Agreement, (ii) Grey Wolf must simultaneously pay in full the termination payment required by the Merger Agreement and (iii) Grey Wolf must provide Precision with a written acknowledgment from each other relevant party that such party is aware of the amounts due Precision under the Merger Agreement and that such party irrevocably waives any right it may have to litigate, sue or bring any claim to contest such amounts.

Grey Wolf will pay to Precision a termination fee in the amount of $64 million if the Merger Agreement is terminated (i) due to the Merger Agreement not being approved by the required vote of Grey Wolf shareholders, and prior to the applicable Grey Wolf shareholder meeting the Grey Wolf board makes a recommendation or other acquisition proposal that is inconsistent with the approval of the Merger Agreement, (ii) by Precision due to Grey Wolf’s breach of any of its non-solicitation obligations (or certain related obligations) under the Merger Agreement, or (iii) by Grey Wolf due to Grey Wolf’s election to enter into an alternative acquisition agreement as permitted by (and not in violation of) the Merger Agreement. Grey Wolf shall also be subject to such $64 million termination fee if the Merger Agreement is terminated due to (a) the failure of the Merger Agreement to gain approval by the required vote of Grey Wolf shareholders, or (b) the non-consummation of the Merger Agreement by February 28, 2009, so long as the following two conditions are met:

•	prior to such termination, there has been a publicly announced acquisition proposal to acquire Grey Wolf; and

•	within 365 days of such termination, any Grey Wolf company enters into any definitive agreement with respect to or consummates any acquisition proposal, regardless of whether such acquisition proposal is the same as was publicly announced prior to termination.

Should the Merger Agreement be terminated by either party due to the failure of the Merger Agreement to gain approval by the required vote of Grey Wolf shareholders, but such termination does not trigger the $64 million termination fee, the Merger Agreement provides that Grey Wolf will pay to Precision $7.5 million as a reasonable estimate of Precision’s expenses.

Amendment; Extensions and Waivers

The parties may amend the Merger Agreement, by action taken or authorized by their boards of directors, at any time before or after approval of the Merger by the shareholders of Grey Wolf. After the shareholders approve the Merger Agreement, however, no amendment to the Merger Agreement may be made that by law requires the further approval of shareholders unless that further approval is obtained.

Governing Law

The Merger Agreement is governed by and will be construed and enforced in accordance with the laws of the State of Texas without regard to the conflicts of law provisions of Texas law that would cause the laws of other jurisdictions to apply.

FINANCING OF THE MERGER

In connection with, but not as a condition to, the Merger, PDC has entered into a commitment letter with Royal Bank of Canada, RBC Capital Markets, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank Canada, HSBC Bank USA, National Association and The Toronto-Dominion Bank that provides for (i) senior secured credit facilities (the “Senior Secured Facilities”) from certain financial institutions comprised of $800 million of term loan facilities (the “Term Loans”) and a $400 million revolving credit facility (the “Revolving Facility”) and (ii) $400 million (reduced by the amount of Grey Wolf’s convertible notes that PDC determines on or prior to the closing date of the Merger will not be converted or redeemed on or after the closing date) in cash proceeds from the issuance of debt securities in a Rule 144A or other private placement or, if PDC is unable to issue the full amount of the debt securities at or prior to the closing date, from a senior unsecured facility (the “Senior Unsecured Facility”). The availability of the Senior Secured Facilities and the Senior Unsecured Facility to Precision and its subsidiaries is subject to the satisfaction of a number of customary conditions which Precision expects to be satisfied.

The Term Loans shall consist of (i) a five-year term loan facility in the amount of $400 million (the loans thereunder, the “Tranche A Term Loans”) and (ii) a 5.75-year term loan facility in the amount of $400 million (the loans thereunder, the “Tranche B Term Loans”). The Tranche A Term Loans shall be repayable in quarterly installments in aggregate annual amounts equal to 5% of the original principal amount thereof in the first year following the closing date, 10% of the original principal amount thereof in the second year following the closing date, 10% of the original principal amount thereof in the third year following the closing date and 15% of the original principal amount thereof in the fourth year following the closing date, with the balance payable on the final maturity date thereof. The Tranche B Term Loans shall be repayable in quarterly installments in an aggregate annual amount equal to 1% of the original principal amount thereof, with the balance payable on the final maturity date thereof. The Term Loans shall also be subject to mandatory prepayments from proceeds of debt issuances and asset dispositions by Precision, PDC or their subsidiaries, subject to customary exceptions to be agreed upon and from a leverage-based portion of excess cash flow. The proceeds of the Term Loans shall be used to finance a portion of the Merger (including expenses related thereto and the refinancing of the convertible notes after the closing date).

The Revolving Facility shall be a five-year revolving facility in the amount of $400 million available on a revolving basis, including a portion available for letters of credit, during the period commencing on the closing date and ending on the date that is five years after the closing date. The proceeds of the Revolving Facility shall be used to finance the working capital needs and general corporate purposes of Precision, PDC, and their respective subsidiaries; provided, however, that not more than $100 million (exclusive of any letters of credit that need to be issued on the closing date to replace any letters of credit of Grey Wolf), or such higher amount as may be agreed between PDC and the applicable financial institutions, plus any additional amounts necessary to finance any original issue discount in respect of the Term Loans, may be used to finance the Merger and the refinancing of indebtedness and payment of fees and expenses in connection therewith.

If PDC is unable to issue the full amount of the debt securities at or prior to the closing date, certain financial institutions have agreed to provide the Senior Unsecured Facility in the amount of $400 million (reduced by the amount of the convertible notes that PDC determines on or before the closing date of the Merger will not be converted or redeemed on or after the closing date). The Senior Unsecured Facility will initially mature 12 months following the closing date but the maturity may be extended to the eighth anniversary of the closing date subject to the compliance with certain conditions including no payment default under the Senior Unsecured Facility and no acceleration under the Senior Unsecured Facility, the Term Loans or the Revolving Facility. The Senior Unsecured Facility shall also be subject to mandatory prepayments from the net cash proceeds of debt issuances and asset sales, subject to customary exceptions to be agreed upon. Any proceeds of the Senior Unsecured Facility shall be used to finance a portion of the Merger (including the refinancing of the convertible notes after the closing date). In order to complete a successful syndication of the Senior Secured Facilities and the Senior Unsecured Facility, the financial institutions are entitled, in consultation with PDC, to change certain of the proposed terms of the facilities, including requiring the Senior Unsecured Facility (or the debt securities) to be secured by a second lien on the collateral securing the Senior Secured Facilities.

TRUSTEES, DIRECTORS AND EXECUTIVE MANAGEMENT OF
THE COMBINED COMPANIES

The board of trustees of Precision has delegated the management and general administration of the affairs of Precision to PDC pursuant to the terms of an administration agreement. Biographical information concerning members of Precision’s board of trustees and PDC’s board of directors and executive management of the combined companies is set forth below. Other information with respect to such persons is included in Precision’s Form 40-F for the year ended December 31, 2007 and proxy circular for its 2007 annual meeting of unitholders and Grey Wolf’s Form 10-K for the year ended December 31, 2007 and Definitive Proxy Statement for its 2008 Annual Meeting of Shareholders. See “Where You Can Find More Information” beginning on page 136.

Board of Trustees of Precision

		Position with	Current
Name	Age	Precision	Affiliation

Robert J.S. Gibson	61	Trustee	Precision
Allen R. Hagerman, FCA	57	Trustee	Precision
Patrick M. Murray	65	Trustee	Precision

Robert J.S. Gibson has been a trustee of Precision since September 2005. Mr. Gibson has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He also serves on the board of Cash Store Financial Services Inc. Mr. Gibson also serves on the board of directors of PDC.

Allen R. Hagerman, FCA has been a trustee of Precision since May 2007. Mr. Hagerman currently holds the position of Executive Vice President, Canadian Oil Sands Limited. Mr. Hagerman is a member of the Canadian Institute of Chartered Accountants. He also serves on the board of EPCOR Power LP and Absolute Completion Technologies Ltd. Mr. Hagerman also serves of the board of directors of PDC.

Patrick M. Murray has been a trustee of Precision since September 2005. Mr. Murray served as Chairman and CEO of Dresser Inc. from 2001 until retiring in May 2007. For the period 1997 through 2000, Mr. Murray served as President of Halliburton Company’s Dresser Equipment Group and Senior Vice President, Strategic Initiatives of Dresser Industries, Inc. Mr. Murray also serves on the boards of Harvest Natural Resources, Inc., Rancher Energy Corp., Wellstream International, PLC, the Maguire Energy Institute, the World Affairs Council of Dallas/Forth Worth, and the Board of Regents of Seton Hall University. He is also a member of the American Petroleum Institute and the Society of Petroleum Engineers. Mr. Murray also serves on the board of directors of PDC.

Board of Directors of PDC(1)

		Position with	Current
Name	Age	PDC	Affiliation(5)

W.C. (Mickey) Dunn(3)(4)	55	Director	PDC
Brian A. Felesky, CM, Q.C.(4)	64	Director	PDC
Robert J.S. Gibson(2)(4)	61	Director	PDC
Allen R. Hagerman, FCA(2)	57	Director	PDC
Stephen J.J. Letwin(3)	52	Director	PDC
Patrick M. Murray(2)	65	Director	PDC
Frederick W. Pheasey(3)	65	Director	PDC
Robert L. Phillips(3)(4)	57	Director, Chairman of the Board	PDC
Kevin A. Neveu	48	Director, Chief Executive Officer	PDC
Frank M. Brown	64	Director	Grey Wolf
William T. Donovan	56	Director	Grey Wolf
Trevor M. Turbidy	40	Director	Grey Wolf

(1)	Each director’s term of office expires not later than the close of business at the next annual meeting of Precision, or until successors are appointed or directors vacate their office.

(2)	Member of the Audit Committee. Following the Merger, the committee is expected to have one member who is a Grey Wolf nominee to PDC’s board of directors.

(3)	Member of the Compensation Committee. Following the Merger, the committee is expected to have one member who is a Grey Wolf nominee to PDC’s board of directors.

(4)	Member of the Corporate Governance and Nominating Committee. Following the Merger, the committee is expected to have one member who is a Grey Wolf nominee to PDC’s board of directors.

(5)	None of the Grey Wolf directors is currently affiliated with Precision or any of its affiliates.

W.C. (Mickey) Dunn has been a director of PDC since September 1992. Mr. Dunn serves as the Chairman of the Board of True Energy Trust, was a founding shareholder and director of Cash Store Financial Services, Inc., and a director of Vero Energy Inc. Previously, Mr. Dunn was President and Chief Executive Officer of Cardium Service and Supply Limited, Cardium Tool Services Inc. and Colorado Silica Sand Inc.

Brian A. Felesky, CM, Q.C. has been a director of PDC since December 2005. Mr. Felesky is Counsel to Felesky Flynn LLP, a law firm specializing in tax and trust law, is a Co-Chair of Homefront (a domestic abuse charitable organization), Vice-Chair of Canada West Foundation, a member of the Senate of Athol Murray College of Notre Dame, a board member of the Calgary Stampede Foundation and Awali (a teacher training program in East Africa). Mr. Felesky also serves on the boards of Suncor Energy, Inc., EPCOR Power LP, Temple Energy and Resin Systems Inc.

Robert J.S. Gibson has been a director of PDC since June 1996 and a trustee of Precision since November 2005. See information regarding trustees of Precision set forth above.

Allen R. Hagerman, FCA has been a director of PDC since December 2006 and a trustee of Precision since May 2007. See information regarding trustees of Precision set forth above.

Stephen J.J. Letwin has been a director of PDC since December 2006. Mr. Letwin currently holds the position of Managing Director, Enbridge Energy Partners and is Executive Vice President, Gas Transportation & International of Enbridge Inc. From April 2003 to May 2006, he served Enbridge Inc. as Group Vice President, Gas Strategy & Corporate Development. Prior thereto, Mr. Letwin served Enbridge as Group Vice President, Distribution & Services since September 2000. Mr. Letwin also serves on the boards of Mancal Corporation, Gaz Metro LP, Enbridge Energy Company, Inc., Enbridge Energy Management, LLC, Alliance Pipeline, Vector Pipeline, and Compania Logistrica de Hidro Carbons, C.L.H., S.A., Spain.

Patrick M. Murray has been a director of PDC since July 2002 and a trustee of Precision since November 2005. See information regarding trustees of Precision set forth above.

Frederick W. Pheasey has been a director of PDC since July 2002. Mr. Pheasey is the founder and continues to be a director of Dreco Energy Services Ltd., which was acquired by National Oilwell, Inc. in 1997. Mr. Pheasey served as Executive Vice President and a director of National Oilwell, Inc. from 1997 to 2004 and continued to serve on the board of National Oilwell, Inc. to May 2005. Mr. Pheasey has been a director of Precision since July 2002.

Robert L. Phillips has been a director of PDC since May 2004 and was appointed as Chairman of the board of directors in August 2007. Mr. Phillips was most recently President and Chief Executive Officer of BCR Group of Companies from 2001 to 2004. Previously, he was Executive Vice President at MacMillan Bloedel Limited (1999 — 2001), President and Chief Executive Officer of PTI Group Inc. (1998 — 1999) and President and Chief Executive Officer of Dreco Energy Services Ltd. (1994 — 1998). He also serves on the boards of several other major Canadian corporations.

Kevin A. Neveu is Chief Executive Officer of PDC and has been a director since August 2007. Mr. Neveu was previously President of the Rig Solutions Group of National Oilwell Varco in Houston, where he was responsible for the sales, service, design and manufacturing of drilling equipment and rig packages for land and offshore clients worldwide. Over the past 25 years, Mr. Neveu has held executive management positions with National Oilwell Varco and its predecessor companies in the oilfield services sector in London, Moscow, Houston, Edmonton and Calgary. Mr. Neveu is a graduate of the Faculty of Engineering at the University of Alberta. Mr. Neveu also serves on the board of RigNet.

Frank M. Brown has been a director of Grey Wolf since May 2000. From January 2006, Mr. Brown has been a private consultant in the Alaskan oil and gas industry, and since October 2006, he has served as Chief Executive Office of ZRB Resources, LLC, a private exploration and production company in Alaska. From September 2000 until September 2005, Mr. Brown served as President of Fairweather International, Inc. He served as Senior Vice President of ARCO Alaska, Inc. from 1994 until his retirement in 1999. Prior to that, Mr. Brown was President of ARCO Long Beach Company from 1992 to 1994 and served as President of THUMS Long Beach Company from 1990 to 1992. Mr. Brown was employed for 29 years by ARCO and related companies, all of which were engaged in the exploration and production of oil and gas. He served as Co-Chairman of the Alaska Highway Natural Gas Policy Council from 2001-2002.

William T. Donovan has been a director of Grey Wolf since June 1997. Since April 2006, Mr. Donovan has served as Chairman of the board of Rockland Industrial Holdings, LLC, a Wisconsin entity engaged in manufacturing wood flooring products for the truck trailer and domestic container industries. From 1997 to 2005, Mr. Donovan served as President, Chief Executive Officer and was a director of Total Logistics, Inc., a Wisconsin corporation, which engaged in various operating and investment activities and as a director of various private industrial companies. Mr. Donovan previously served as President, Chief Financial Officer, and was a director, of Christiana Companies, Inc., prior to its merger with Weatherford International, Inc. in February 1999. From 1980 to 1998, Mr. Donovan was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 until 1980, where he specialized in merger and acquisition financing.

Trevor M. Turbidy has been a director of Grey Wolf since December 2005. Mr. Turbidy serves as an Energy Industry Advisor with Avista Capital Partners. Prior to joining Avista, Mr. Turbidy served as President and Chief Executive Officer of Trico Marine Services, Inc., a marine support and transportation company, from August 2005 until July 2007, and from August 2003 until August 2005, he served as Vice President and Chief Financial Officer of Trico. From November 2000 until May 2002, Mr. Turbidy served as a Director in the Investment Banking Department of Credit Suisse First Boston. From 1991 until November 2000, Mr. Turbidy held various positions in the Investment Banking Department of Donaldson, Lufkin & Jenrette.

Executive Management of PDC

The executive officers of PDC serve at the pleasure of PDC’s board of directors. PDC’s executive officers are as follows:

Name	Age	Position with the Company

Kevin A. Neveu	48	Chief Executive Officer
Gene C. Stahl	34	President & Chief Operating Officer
Douglas J. Strong	48	Chief Financial Officer
Darren J. Ruhr	43	Vice President — Corporate Services & Corporate Secretary
Kenneth J. Haddad	50	Vice President, Business Development
Joanne L. Alexander	41	Vice President and General Counsel

Kevin A. Neveu is Chief Executive Officer of PDC. See information regarding directors of PDC set forth above.

Gene C. Stahl is President & Chief Operating Officer of PDC. President & Chief Operating Officer, Precision Drilling Corporation since 2005; Vice President, Precision Rentals 2003-2005; General Manager, Ducharme Rentals/Big D Rentals 2002-2003.

Douglas J. Strong is Chief Financial Officer of PDC. Chief Financial Officer, Precision Drilling Corporation since 2005; Chief Financial Officer, Precision Diversified Services Ltd. 2001-2005, Group Controller, Precision Drilling Corporation 2001-2005.

Darren J. Ruhr is Vice President, Corporate Services & Corporate Secretary. Vice President, Corporate Services & Corporate Secretary, Precision Drilling Corporation since 2005; Director, Information Technology, Real Estate & Travel, Precision Drilling Corporation 2003-2005; Director, Information Technology, Precision Drilling Corporation 2000-2003.

Kenneth J. Haddad is Vice President, Business Development of PDC. Vice President, Business Development, Precision Drilling Corporation since 2008; Director, Mergers & Acquisitions, Halliburton Company, 2002-2008.

Joanne Alexander is Vice President and General Counsel of PDC. Vice President and General Counsel, Precision Drilling Corporation since 2008; General Counsel, Marathon Oil Canada Corporation 2007-2008; Vice President & General Counsel, Western Oil Sands Inc. 2007; General Manager, Stakeholder Engagement & Regulatory Affairs, ConocoPhillips Canada Ltd. 2006; Vice President, Legal and Regulatory Affairs, Burlington Resources Canada Ltd. 2000-2006.

LEGAL PROCEEDINGS

On September 4, 2008, Howard G. Ahrens filed a class action petition in a case Howard G. Ahrens, On Behalf of Itself and All Others Similarly Situated vs. Grey Wolf, Inc., Frank M. Brown, William T. Donovan, Thomas P. Richards, Robert E. Rose, Trevor Turbidy, Steven A. Webster, and William R. Zeigler (Cause No. 2008-53565), in the District Court of Harris County, Texas 127th Judicial District. The petitioner alleges that he is a shareholder of Grey Wolf. This lawsuit alleges that Grey Wolf’s board of directors breached their fiduciary duties owed to Grey Wolf’s shareholders in connection with the Merger by, among other things, failing to take steps to maximize the value of Grey Wolf to its public shareholders. Additionally, the plaintiff alleges that Grey Wolf aided and abetted the alleged breach of fiduciary duty by the Grey Wolf board of directors. The plaintiff seeks to enjoin the Merger and also asks for other relief, including an award of attorneys’ and experts’ fees. This litigation is in its very early stages; however Grey Wolf believes that this lawsuit is without merit and intends to defend the lawsuit vigorously.

On September 4, 2008, H. Alan Caplan filed a shareholder derivative petition in a case styled H. Alan Caplan v. Steven A. Webster, William R. Ziegler, Frank M. Brown, William T. Donovan, Thomas P. Richards, Robert E. Rose, Trevor Turbidy and Grey Wolf, Inc.; Cause No. 2008-53888; In the 165th District Court of Harris County. The plaintiff asserts that he is a shareholder of Grey Wolf. This lawsuit alleges that Grey Wolf and Grey Wolf’s directors, in connection with Grey Wolf’s proposed merger with Precision, collectively and individually breached their fiduciary duties of loyalty, good faith, candor and care. The lawsuit further alleges that, in connection with the proposed merger with Precision, Grey Wolf and Grey Wolf’s directors acted with negligence and/or gross negligence in (i) failing to maximize shareholder value and (ii) failing to adequately consider previous bona fide offers for Grey Wolf. The plaintiff seeks an award of monetary damages for all losses and/or damages suffered by Grey Wolf as a result of the allegations contained in the lawsuit and an award of attorneys’ and experts’ fees. This litigation is in its very early stages as no defendant has been required to answer as yet; however Grey Wolf believes that this lawsuit is without merit and intends to defend the lawsuit vigorously.

On September 11, 2008, Charles J. Crane filed a shareholder derivative petition in a case styled Charles J. Crane Derivatively On Behalf of Grey Wolf vs. Thomas P. Richards, William R. Ziegler, William T. Donovan, Steven A. Webster, Robert E. Rose, Frank M. Brown, Trevor M. Turbidy; Precision Drilling Trust, Precision Drilling Corporation, and Precision Lobos Corporation (Cause No. 2008-55129), in the 269th District Court of Harris County. The plaintiff asserts that he is a shareholder of Grey Wolf. This lawsuit alleges that Grey Wolf’s directors breached their fiduciary duties owed to Grey Wolf’s shareholders in connection with the Merger by, among other things, permitting Precision to attempt to eliminate the public shareholders’ equity interest in Grey Wolf pursuant to a defective sales process and permitting Precision to buy Grey Wolf for an unfair price. The plaintiff then alleges that Precision and Merger Sub aided and abetted this alleged breach of fiduciary duty by Grey Wolf’s directors. The plaintiff seeks to enjoin the Merger and also asks for other relief, including an award of attorneys’ and experts’ fees. This litigation is in its very early stages as no defendant has been served or required to answer as yet; however Grey Wolf and Precision each believe that this lawsuit is without merit and each intend to defend the lawsuit vigorously.

BENEFICIAL OWNERSHIP OF GREY WOLF SECURITIES

Management

The following table sets forth certain information regarding the beneficial ownership of the Grey Wolf common stock by (i) all directors of Grey Wolf, (ii) all executive officers of Grey Wolf, and (iii) all directors and executive officers as a group.

	Shares Beneficially Owned
	at October 21, 2008
	Number(1)		Percent

Thomas P. Richards	1,099,542	(2)	*
William R. Ziegler	1,572,283	(3)	*
Frank M. Brown	154,000	(4)	*
William T. Donovan	710,938	(5)	*
Robert E. Rose	246,000	(6)	*
Trevor M. Turbidy	51,000	(7)	*
Steven A. Webster	2,550,773	(8)	1.4
David J. Crowley	323,369	(9)	*
David W. Wehlmann	388,595	(10)	*
Edward S. Jacob, III	445,012	(11)	*
Robert J. Proffit	133,223	(12)	*
Donald J. Guedry, Jr.	116,747	(13)	*
Directors and Executive Officers as a group (12 persons named above)			4.3%

*	Indicates less than one percent.

(1)	Each person has sole voting and investment power with respect to the shares of Grey Wolf common stock listed, except as otherwise specified.

(2)	Includes 108,857 shares of Grey Wolf common stock owned by Mr. Richards, 488,272 restricted shares of Grey Wolf common stock as to which he has sole voting power but no dispositive power and 502,413 shares of Grey Wolf common stock underlying currently exercisable options.

(3)	Includes 1,352,949 shares of Grey Wolf common stock owned by Mr. Ziegler, 44,334 restricted shares of Grey Wolf common stock as to which he has sole voting power but no dispositive power and 175,000 shares of Grey Wolf common stock underlying currently exercisable options. All shares of Grey Wolf common stock owned by Mr. Ziegler are held in margin accounts.

(4)	Includes 9,666 shares of Grey Wolf common stock owned by Mr. Brown, 44,334 restricted shares of Grey Wolf common stock as to which he has sole voting power but no dispositive power and 100,000 shares of Grey Wolf common stock underlying currently exercisable options.

(5)	Includes 223,944 shares of Grey Wolf common stock owned by Mr. Donovan, 44,334 restricted shares of Grey Wolf common stock as to which he has sole voting power but no dispositive power, 250,000 shares of Grey Wolf common stock underlying currently exercisable options, 168,660 shares of Grey Wolf common stock beneficially owned through Cambridge Associates, L.P., a Wisconsin limited partnership (“Cambridge”), of which Mr. Donovan is a general partner, 22,000 shares of Grey Wolf common stock beneficially owned by family members living in the same household and 2,000 shares held in trust of which Mr. Donovan is the sole trustee. Mr. Donovan disclaims beneficial ownership of 114,056 shares owned by Cambridge, 22,000 shares owned by family members and 2,000 shares held by a trust.

(6)	Includes 26,666 shares of Grey Wolf common stock owned by Mr. Rose, 44,334 restricted shares of Grey Wolf common stock as to which he has sole voting power but no dispositive power and 175,000 shares of Grey Wolf common stock underlying currently exercisable options.

(7)	Includes 6,666 shares of Grey Wolf common stocked owned by Mr. Turbidy and 44,334 restricted shares of Grey Wolf common stock as to which he has sole voting power but no dispositive power.

(8)	Includes 2,331,439 shares of Grey Wolf common stock owned by Mr. Webster, 44,334 restricted shares of Grey Wolf common stock as to which he has sole voting power but no dispositive power and 175,000 shares of Grey Wolf common stock underlying currently exercisable options.

(9)	Includes 54,036 shares of Grey Wolf common stock owned by Mr. Crowley and 269,333 restricted shares of Grey Wolf common stock as to which Mr. Crowley has sole voting power but no dispositive power.

(10)	Includes 62,656 shares of Grey Wolf common stock owned by Mr. Wehlmann, 174,555 restricted shares of Grey Wolf common stock as to which he has sole voting power but no dispositive power and 151,384 shares of Grey Wolf common stock underlying currently exercisable options.

(11)	Includes 45,844 shares of Grey Wolf common stock owned by Mr. Jacob, 130,650 restricted shares of Grey Wolf common stock as to which he has sole voting power but no dispositive power, 268,412 shares of Grey Wolf common stock underlying currently exercisable options and 106 shares of Grey Wolf common stock held in the 401(k) Plan.

(12)	Includes 19,537 shares of Grey Wolf common stock owned by Mr. Proffit, 86,733 restricted shares of Grey Wolf common stock as to which he has sole voting power but no dispositive power and 26,953 shares of Grey Wolf common stock underlying currently exercisable options.

(13)	Includes 22,930 shares of Grey Wolf common stock owned by Mr. Guedry, 47,910 restricted shares of Grey Wolf common stock as to which he has sole voting power but no dispositive power, 43,588 shares of Grey Wolf common stock underlying currently exercisable options and 2,319 shares of Grey Wolf common stock held in the Grey Wolf 401(k) Plan.

Certain Shareholders of Grey Wolf

The following table sets forth certain information regarding the beneficial ownership of the Grey Wolf common stock by each person, other than Grey Wolf’s directors and executive officers, who are known by Grey Wolf to beneficially own more than 5% of the outstanding shares of Grey Wolf common stock.

	Shares Beneficially Owned
Name and Address of Beneficial	at October 21, 2008
Owner, Identity of Group	Number	Percent

FMR Corp.(1)	20,035,947	10.9
82 Devonshire Street Boston, Massachusetts 02109
Caxton International Limited(2)	12,462,611	7.0
12 Church Street Hamilton HM11, Bermuda
Black River Asset Management LLC(3)	9,350,000	5.1
12700 Whitewater Drive Minnetonka, MN 55343
Renaissance Technologies, LLC(4)	9,171,200	5.0
800 Third Avenue New York, NY 10022

(1)	As reported on Schedule 13G/A filed with the SEC on January 10, 2008.

(2)	As reported on Schedule 13G/A filed with the SEC on September 5, 2008.

(3)	As reported on Schedule 13G/A filed with the SEC on February 14, 2008.

(4)	As reported on Schedule 13G filed with the SEC on February 13, 2008.

BENEFICIAL OWNERSHIP OF PRECISION SECURITIES

Management

The following table sets forth certain information regarding the beneficial ownership of the Precision trust units by (i) all directors of PDC and trustees of Precision, (ii) the chief executive officer and each of the other executive officers of PDC, and (iii) all directors, trustees and executive officers as a group.

	Trust Units Beneficially Owned at October 21, 2008
	Number(1)(2)		Percent

W.C. (Mickey) Dunn	19,528	(3)	*
Brian A. Felesky, CM, Q.C.	16,643	(4)	*
Robert J.S. Gibson	69,747	(5)	*
Allen R. Hagerman, FCA	17,469	(6)	*
Stephen J.J. Letwin	5,076	(7)	*
Patrick M. Murray	42,118	(8)	*
Frederick W. Pheasey	59,386	(9)	*
Robert L. Phillips	17,380	(10)	*
Kevin A. Neveu	80,000		*
Gene C. Stahl	30,091		*
Douglas J. Strong	31,000		*
Darren J. Ruhr	10,000		*
Kenneth J. Haddad	3,000		*
Joanne L. Alexander	1,500		*
Directors and Executive Officers as a group (14 persons named above)			*

* Indicates less than one percent.

(1)	Each person has sole voting and investment power with respect to the Precision trust units listed, except as otherwise specified.

(2)	For addition information on Precision’s deferred trust units, please see its Information Circular dated April 4, 2007, in Form 6-K filed with the SEC on April 16, 2007.

(3)	Includes 3,928 units of fully vested deferred Precision trust units as to which Mr. Dunn has no voting power and no dispositive power.

(4)	Includes 8,943 units of fully vested deferred Precision trust units as to which Mr. Felesky has no voting power and no dispositive power.

(5)	Includes 6,547 units of fully vested deferred Precision trust units as to which Mr. Gibson has no voting power and no dispositive power.

(6)	Includes 9,469 units of fully vested deferred Precision trust units as to which Mr. Hagerman has no voting power and no dispositive power.

(7)	Includes 5,076 units of fully vested deferred Precision trust units as to which Mr. Letwin has no voting power and no dispositive power.

(8)	Includes 2,118 units of fully vested deferred Precision trust units as to which Mr. Murray has no voting power and no dispositive power.

(9)	Includes 9,386 units of fully vested deferred Precision trust units as to which Mr. Pheasey has no voting power and no dispositive power.

(10)	Includes 5,880 units of fully vested deferred Precision trust units as to which Mr. Phillips has no voting power and no dispositive power.

Certain Unitholders of Precision

As of October 21, 2008, there were no persons who were known by Precision to beneficially own more than 5% of the outstanding Precision trust units.

Description of Precision Capital Structure

For a discussion of Precision’s capital structure please refer to page 31 of Precision’s Annual Information Form, which was filed with the SEC as an Annual Report on Form 40-F on March 28, 2008.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The accompanying unaudited pro forma condensed combined financial statements have been prepared by management of PDC, administrator of Precision, for inclusion in the registration statement on Form F-4 related to the acquisition of Grey Wolf to reflect the combination of Precision and Grey Wolf as further described in Note 1 — Basis of presentation.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS AT JUNE 30, 2008

	Historical		Pro Forma
	Precision	Grey Wolf	Adjustments		Combined
		(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$6,988	$313,061	$(323,585	)(5h)	$6,988
			10,524	(5i)
Restricted cash	—	867	—		867
Accounts receivable, net	170,504	159,091	—		329,595
Other current assets	8,150	12,968	—		21,118
Income tax recoverable	3,841	—	—		3,841
Current deferred tax assets	—	6,037	—		6,037

Total current assets	189,483	492,024	(313,061)		368,446

Income tax recoverable	57,000	—	—		57,000
Property, plant and equipment, net of depreciation	1,202,001	781,952	750,000	(4)	2,733,953
Goodwill	337,534	10,377	582,046	(4)	919,580
			(10,377	)(5l)
Other intangible assets, net of amortization	267	—	94,780	(4)	95,047
Other non-current assets, net	—	20,598	(4,400	)(5j)	73,198
			57,000	(5h)

TOTAL ASSETS	$1,786,285	$1,304,951	$1,155,988		$4,247,224

LIABILITIES AND UNITHOLDERS’/SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$95,955	$122,481	$20,500	(5k)	$309,552
			63,800	(5j)
			6,816	(5i)
Distributions payable	16,052	—	—		16,052
Current portion of long term debt	—	—	24,000	(5h)	24,000

Total current liabilities	112,007	122,481	115,116		349,604

Long-term incentive plan payable	8,565	—	—		8,565
Long-term debt	103,042	275,000	827,144	(5h)	930,185
			(275,000	)(5n)

Other long-term liabilities	36,409	19,605	—		56,015
Deferred income tax	142,795	162,349	321,016	(4)	626,160
Unitholders’ temporary equity	3,089,756	—	893,228	(4)	4,142,940
			159,956	(5m)
Common stock	—	19,819	(19,819	)(5l)	—
Additional paid-in capital	—	399,619	(399,619	)(5l)	—
Treasury stock, at cost	—	(124,550)	124,550	(5l)	—
Accumulated other comprehensive income	(66,412)	—	—		(66,412)
Retained earnings (deficit)	(1,639,877)	430,628	(430,628	)(5l)	(1,799,833)
			(159,956	)(5m)

TOTAL LIABILITIES AND UNITHOLDERS’/SHAREHOLDERS’ EQUITY	$1,786,285	$1,304,951	$1,155,988		$4,247,224

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2008

	Historical		Pro Forma
	Precision	Grey Wolf	Adjustments		Combined
	(In thousands, except per share data)

Revenues	$477,858	$418,229	—		$896,087
Costs and expenses:
Operating expenses	260,164	243,461	—		503,625
Depreciation and amortization	37,499	54,753	50	(5a)	98,187
			(30,630	)(5b)
			23,137	(5c)
			13,378	(5d)
General and administrative	36,326	16,833	—		53,159
Loss on sale of assets	—	50	(50	)(5a)	—
Interest income	(159)	(4,478)	—		(4,637)
Interest expense	4,412	6,046	(6,046	)(5e)	44,436
			34,467	(5f)
			5,557	(5f)

Income before income taxes	139,616	101,564	(39,863)		201,317
Income tax provision (benefit)	13,900	37,943	(13,303	)(5g)	38,540

Net income	$125,716	$63,621	$(26,560)		$162,777

Basic income per unit/share	$1.00	$0.36			$0.97

Diluted income per unit/share	$1.00	$0.31			$0.97

Weighted average units/shares outstanding:
Basic	125,758	175,886			167,758

Diluted	125,785	219,687			167,785

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

	Historical		Pro Forma
	Precision	Grey Wolf	Adjustments		Combined
	(In thousands, except per share data)

Revenues	$940,454	$906,577	—		$1,847,031
Costs and expenses:
Operating expenses	480,937	513,847	—		994,784
Depreciation and amortization	72,990	97,361	(175	)(5a)	194,204
			(50,428	)(5b)
			47,700	(5c)
			26,756	(5d)
General and administrative	52,182	29,439	—		81,621
Gain on sale of assets	—	(175)	175	(5a)	—
Interest income	(517)	(13,202)	—		(13,719)
Interest expense	7,337	13,910	(13,910	)(5e)	86,699
			68,933	(5f)
			10,429	(5f)

Income before income taxes	327,525	265,397	(89,480)		503,442
Income tax provision (benefit)	5,790	95,505	(31,058	)(5g)	70,237
Net income before discontinued operations	321,735	169,892	(58,422)		433,205
Gain on disposal of discontinued operations, net of tax	2,755	—	—		2,755

Net income	$324,490	$169,892	$(58,422)		$435,960

Basic income per unit/share	$2.58	$0.93			$2.60

Diluted income per unit/share	$2.58	$0.79			$2.60

Weighted average units/shares outstanding:
Basic	125,758	182,006			167,758

Diluted	125,760	225,649			167,760

PRECISION DRILLING TRUST

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
As at and for the six months ended June 30, 2008 and as at and for the year ended December 31, 2007 (Thousands of US $, except per share amounts)

Note 1 —	Basis of presentation

The accompanying unaudited pro forma condensed combined financial statements (the “Statements”) have been prepared by management of Precision for inclusion in the registration statement on Form F-4 related to the acquisition (the “Grey Wolf Acquisition”) of Grey Wolf as described in note 2 below. The statements are prepared and reported in US dollars in accordance with US GAAP. The accounting policies used in the compilation of the Statements are those described in Precision’s audited consolidated financial statements as at and for the year ended December 31, 2007.

The unaudited pro forma condensed combined Statements of Operations have been prepared assuming the Grey Wolf Acquisition had occurred on January 1, 2007. The unaudited pro forma condensed combined Balance Sheet has been prepared assuming the Grey Wolf Acquisition occurred on June 30, 2008.

The Statements have been prepared using the following information:

(i) audited consolidated financial statements of Precision for the year ended December 31, 2007;

(ii) audited consolidated financial statements of Grey Wolf for the year ended December 31, 2007;

(iii) unaudited consolidated financial statements of Precision as at and for the six months ended June 30, 2008 including the related reconciliation of the unaudited interim financial statements to US GAAP;

(iv) unaudited consolidated financial statements of Grey Wolf as at and for the six months ended June 30, 2008; and

(v) such other supplementary information as was considered necessary to reflect the Grey Wolf Acquisition and related financing in the Statements.

The Statements should be read in conjunction with the historical consolidated financial statements of Precision and Grey Wolf as at and for the six months ended June 30, 2008 and as at and for the year ended December 31, 2007. The financial statements of Precision are prepared in accordance with Canadian GAAP. However, Note 16 to the audited financial statements of Precision for the year ended December 31, 2007 includes a reconciliation of the Canadian GAAP financial statements to US GAAP. A reconciliation of Precision’s Canadian GAAP unaudited interim financial statements as at and for the six months ended June 30, 2008 to US GAAP has been filed with Canadian and US regulatory authorities.

Precision’s consolidated financial statements are presented in Canadian dollars. The consolidated financial statements of Precision are reported in US dollars within the unaudited pro forma condensed combined financial statements. The presentation of Precision’s consolidated financial statements in US dollars was applied retrospectively whereby Precision’s assets and liabilities were converted to US dollars at the period end rate of exchange and the statements of earnings were converted to US dollars at the average rate for the period. Exchange gains and losses in the translation were included in accumulated other comprehensive income.

The Statements do not include the anticipated financial benefits from such items as potential cost savings or synergies arising from the Grey Wolf Acquisition, nor are they necessarily indicative of the results of operations or the financial position that would have resulted had the Grey Wolf Acquisition been effected on the dates indicated, or the results that may be obtained in the future.

The Statements have been prepared for illustrative purposes only. Actual amounts recorded once the purchase price allocation is finalized will depend on a number of factors and may differ materially from those

PRECISION DRILLING TRUST

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

recorded in these Statements. Certain elements of Grey Wolf’s consolidated financial statements have been reclassified to conform to Precision’s US GAAP presentation (Note 4).

Note 2 —	Description of transaction

On August 24, 2008, Precision and Grey Wolf entered into the Merger Agreement whereby Precision will acquire all the outstanding shares of common stock of Grey Wolf. Each share of Grey Wolf common stock will be converted, at the option of the holder, into $9.02 in cash or 0.4225 of a Precision trust unit, subject to proration. The maximum amount of cash to be paid by Precision translates to $5.00 in cash and 0.1883 of a Precision trust unit, for each share of Grey Wolf common stock. The pro forma statements have been prepared using the following significant assumptions:

•	All of the Grey Wolf convertible notes will convert prior to acquisition resulting in approximately an additional 42.0 million shares of Grey Wolf common stock being outstanding.

•	An estimated 223 million shares of Grey Wolf common stock will be outstanding on the acquisition date, including the shares issued on conversion of the convertible senior notes and on the exercise of vested Grey Wolf options issued per the 1996 incentive plan. Grey Wolf stock options issued and outstanding per the 2003 incentive plan are assumed to be converted into Precision stock appreciation rights. The pro forma financial statements have assumed that each Grey Wolf share will be acquired for $5.00 in cash and 0.1883 of a Precision trust unit which will result in cash consideration of $1.1 billion.

•	The cash consideration paid by Precision, net of the cash acquired, will be financed by additional credit facilities with an estimated borrowing cost of approximately 8% per annum.

•	Accrual of approximately $64 million of costs by Grey Wolf for severance, advisory, legal and other related costs immediately prior to the acquisition.

Note 3 —	Significant accounting policies

The accounting policies used in the preparation of the Statements are those set out in Precision’s audited consolidated financial statements as at and for the year ended December 31, 2007. In the opinion of management, these statements include all adjustments necessary for fair presentation in accordance with US GAAP.

Management of Precision has reviewed the accounting policies of Grey Wolf and believes that they are materially consistent with Precision’s US GAAP accounting policies except for depreciation of drilling and related equipment. Grey Wolf depreciates drilling and related equipment on a straight line basis with estimated lives ranging from 3 to 15 years. Precision depreciates drilling and related equipment on a unit of production basis over an estimated 5,000 operating days. An adjustment has been made in the Statements to adjust Grey Wolf depreciation expense on drilling equipment to be consistent with Precision.

PRECISION DRILLING TRUST

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

For purposes of preparing the unaudited pro forma condensed combined financial statements, Precision has prepared its financial statements in accordance with US GAAP. A reconciliation of Precision’s Canadian dollar, Canadian GAAP balance sheet at June 30, 2008 to US dollars and US GAAP is as follows:

	Precision — As	US GAAP		Precision —
	Reported	Adjustments	Translation	US GAAP
	(Cdn$)	(Cdn$)	Adjustments	(US$)
	(Thousands)

Current assets	192,988	—	(3,505)	189,483
Other non-current assets	58,055	—	(1,055)	57,000
Property, plant and equipment	1,224,238	—	(22,237)	1,202,001
Intangibles	272	—	(5)	267
Goodwill	280,749	63,029	(6,244)	337,534

TOTAL ASSETS	1,756,302	63,029	(33,046)	1,786,285

Current liabilities	104,693	9,386	(2,072)	112,007
Long-term incentive plan payable	8,723	—	(158)	8,565
Long-term debt	104,948	—	(1,906)	103,042
Deferred income taxes	190,916	(45,479)	(2,642)	142,795
Other long-term liabilities	—	37,083	(674)	36,409
Temporary equity	—	3,146,916	(57,160)	3,089,756
Unitholders’ capital	1,442,476	(1,442,476)	—	—
Contributed surplus	742	(742)	—	—
Accumulated deficit	(96,196)	(1,641,659)	97,978	(1,639,877)
Accumulated other comprehensive income	—	—	(66,412)	(66,412)

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	1,756,302	63,029	(33,046)	1,786,285

A reconciliation of Precision’s Canadian dollar, Canadian GAAP statements of earnings for the six months ended June 30, 2008 and the year ended December 31, 2007 to US dollars and US GAAP is as follows:

	Six Months Ended	Year Ended
	June 30,	December 31,
	2008	2007
	(Thousands)

Net earnings as reported — Canadian GAAP (Cdn$)	128,005	345,776
US GAAP adjustments (Cdn$)	(283)	35

Net earnings as reported — US GAAP (Cdn$)	127,722	345,811
Translation adjustments	(2,006)	(21,321)

Net earnings — US GAAP (US$)	125,716	324,490

Note 4 —	Pro forma purchase consideration

The Grey Wolf Acquisition will be accounted for using the purchase method of accounting. Accordingly, Grey Wolf’s identifiable assets and liabilities will be measured at their estimated fair values on the date of acquisition and the difference between these fair values and the price paid for Grey Wolf will be recorded on the balance sheet as goodwill. The results of operations of Grey Wolf will be included in the consolidated

PRECISION DRILLING TRUST

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

financial statements of Precision from the date of acquisition. Certain adjustments have been reflected in the Statements to illustrate the effects of purchase accounting. The Statements account for the cost of the acquisition and allocation of proceeds as follows, according to management’s preliminary estimate:

Consideration
Cash	$1,117,729
Trust units	893,228
Acquisition costs	20,500

Total	$2,031,457

Allocation of Consideration
Working capital, including cash of $323 million	$309,451
Property, plant and equipment	1,531,952
Intangible assets	94,780
Other assets	16,198
Goodwill	582,046
Deferred income tax	(483,365)
Other long-term liabilities	(19,605)

Total	$2,031,457

Intangible assets are comprised of the estimated value associated with the acquired customer relationships, contracts and Grey Wolf brand.

The acquired working capital includes $11 million of cash received on the exercise of Grey Wolf stock options (Note 5(i)), a $7 million liability for the Grey Wolf stock options that are converted into cash settled trust unit appreciation awards (Note 5(i)) and a $64 million liability for Grey Wolf transaction costs (Note 5(j)).

In these statements, management has made a preliminary allocation to the fair value of the acquired assets and liabilities, this allocation could change materially when final purchase accounting is performed and the resulting differences could have a material impact on the financial statements.

In December 2007, FASB issued SFAS 141(R), Business Combinations. The new standard, which will be effective for business combinations occurring after December 31, 2008, will require transaction costs to be expensed as incurred. If the acquisition is completed subsequent to December 31, 2008, the allocation of the purchase consideration will be difference under SFAS 141(R).

An independent appraisal firm has been engaged to assist in finalizing the allocation of the purchase price. The preliminary purchase price allocations are subject to change based on finalization of the fair values of the tangible and intangible assets acquired and liabilities assumed as described above.

Note 5 —	Pro forma adjustments

The Statements incorporate the following adjustments:

Adjustments to the statements of earnings

a. Reclassification of Grey Wolf’s “Gain/Loss on Sale of Assets” to “Depreciation and Amortization” to provide consistency with Precision’s presentation.

PRECISION DRILLING TRUST

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

b. Record depreciation adjustments converting Grey Wolf’s basis of depreciation for drilling equipment from straight line to unit of production, which is used by Precision.

c. Record depreciation associated with the increase in property, plant and equipment that resulted from the allocation of the purchase price consideration.

d. Record amortization associated with the acquired intangible assets on a straight line basis over their estimated lives. The estimated life of the intangible assets is 2-10 years.

e. Eliminate the interest expense recorded by Grey Wolf with respect to the convertible notes that are assumed to be converted prior to the acquisition.

f. Record the interest expense related to additional debt assumed to finance the acquisition at an estimated rate of 8% per annum. In addition, record the amortization of the $57 million of debt issue costs associated with the debt financing over an estimated 5 years. If the interest rate on the debt increased by 0.125%, interest expense would increase by $1 million per year.

g. Recognition of the current and future income tax effects of pro forma adjustments at an average rate of approximately 35% (combined Canadian and US effective tax rate).

Adjustments to the balance sheet

h. Total debt was increased by $851 million to finance the cash portion of the acquisition, net of the $313 million of cash acquired and $11 million of cash received on the exercise of Grey Wolf stock options. The current portion of the debt of $24 million has been included in current liabilities. Debt issue costs of $57 million are included in other assets.

i. Vested Grey Wolf options issued under various plans were assumed to be exercised prior to the acquisition resulting in an additional 2 million shares of Grey Wolf common stock being outstanding at the time of the acquisition. Included in the working capital acquired upon the acquisition is $11 million of cash received upon the exercise of these options. Unvested options outstanding in Grey Wolf were assumed to be converted to Precision cash settled trust unit appreciation awards which resulted in the recognition of an additional $7 million liability on the date of acquisition.

j. Recognize the estimated Grey Wolf transaction costs of $64 million which include severance, advisory, legal, the break-up fee on a prior transaction and other related costs. In addition, deferred costs included in the other assets of Grey Wolf of $4 million were not assigned value in the purchase price allocation.

k. Recognize the estimated Precision transaction costs of $21 million.

l. Record the elimination of Grey Wolf’s equity and pre-acquistion goodwill.

m. Revalue the Precision trust units issued to Grey Wolf shareholders from $21.22 per unit, the amount used for accounting purposes in the purchase price allocation, to $25.02 per unit representing the redemption amount as at the date of the balance sheet. This adjustment results in a $160 million increase to temporary equity with a corresponding increase in the deficit.

n. The convertible debt in Grey Wolf is assumed to be converted into approximately 42.0 million common shares of Grey Wolf common stock prior to the acquisition.

PRECISION DRILLING TRUST

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

Note 6 —	Earnings per Precision trust unit

	Six Months Ended	Year Ended
	June 30, 2008	December 31, 2007
	(Thousands, except per unit amounts)

Pro forma net earnings	$162,777	$435,960
Weighted average units outstanding in Precision	125,758	125,758
Additional units issued upon acquisition	42,000	42,000
Pro forma weighted average units	167,758	167,758
Pro forma net earnings per unit	$0.97	$2.60
Diluted units outstanding in Precision	125,785	125,760
Additional units issued upon acquisition	42,000	42,000
Pro forma diluted units	167,785	167,760
Pro forma diluted net earnings per unit	$0.97	$2.60

COMPARISON OF SHAREHOLDER RIGHTS

The rights of holders of Grey Wolf common stock are currently governed by the laws of Texas and the articles of incorporation and bylaws of Grey Wolf, each as amended to date. As a result of the Merger, holders of Grey Wolf common stock who receive Precision trust units will have the rights and privileges of such units governed by Precision’s Declaration of Trust, which governs the business and affairs of Precision and which is construed in accordance with the laws of the Province of Alberta and the federal laws of Canada. There is no statute, code, rule, regulation or policy of any governmental authority that regulates, in any material respect, the relationship between a trust such as Precision and its beneficiaries. As a result, the principal rights of the holders of Precision trust units are contained primarily in Precision’s Declaration of Trust while aspects of the common law of the Province of Alberta and Canadian federal common law are also applicable. There are material differences in the rights and privileges of unitholders of an Alberta unincorporated open-ended investment trust such as Precision and those of shareholders of a Texas corporation such as Grey Wolf.

The following is a summary of the material differences between the rights of holders of Grey Wolf common stock and those of holders of Precision trust units as of the date hereof. These differences arise from differences between Texas law and Canadian law and between Grey Wolf’s organizational documents and Precision’s Declaration of Trust.

This summary does not purport to be complete and is qualified in its entirety by reference to applicable Texas and Canadian law and the organizational documents of Grey Wolf and Precision’s Declaration of Trust. Copies of the amended and restated articles of incorporation and bylaws of Grey Wolf and Precision’s Declaration of Trust were previously filed with the SEC. See “Where You Can Find More Information” beginning on page 136.

Limited Liability of Shareholders and Unitholders

Grey Wolf

Grey Wolf, as a Texas corporation under the TBCA, is a unique legal entity separate and apart from those who own it. Under Texas law, the liability of a holder of Grey Wolf common stock for the debts or liabilities of Grey Wolf is generally limited to the amount of the shareholder’s investment in Grey Wolf common stock.

Precision

Under the Income Trusts Liability Act (Alberta), a holder of Precision trust units will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustees of Precision. In addition, Precision’s Declaration of Trust provides that no holder of Precision trust units will be subject to any liability in connection with the assets, obligations, activities or affairs of Precision or any actual or alleged act or omission of the trustees of Precision. The Precision Declaration of Trust provides that in the event that a court determines that holders of Precision trust units are subject to any such liabilities, the liabilities are to be satisfied out of that unitholder’s share of the assets of Precision represented by the unitholder’s Precision trust units.

Voting Rights Generally

Grey Wolf

The TBCA generally requires the affirmative vote of the holders of a majority of the shares having voting power represented, in person or by proxy, at the meeting and voting for or against or expressly abstaining on any matter, to decide all matters, except for certain matters for which the TBCA default rules set a different voting requirement, such as the approval of a merger (discussed below). As permitted by Texas law, Grey Wolf’s organizational documents reduce the affirmative vote required to authorize any action, including a merger, to a majority of the outstanding shares entitled to vote other than the election of directors. In accordance with the TBCA and Grey Wolf’s organizational documents, Grey Wolf’s directors are elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors.

Pursuant to the TBCA, a quorum will be present with respect to any meeting of Grey Wolf’s shareholders if the holders of a majority of the shares entitled to vote at the meeting are represented at the meeting in person or by proxy.

To bring a matter before an annual meeting or to nominate a candidate for director, a shareholder’s notice of the proposed matter or nomination must be received at Grey Wolf’s principal executive office not less than 60 and not more than 120 days prior to the anniversary date of the mailing to shareholders of the notice of meeting for the immediately preceding annual meeting. In the event that the date of the annual meeting is changed by more than 30 days from the anniversary date of the immediately preceding annual meeting, the shareholder’s notice must be received at Grey Wolf’s principal executive office no later than the close of business on the 10th day following the earlier of the date on which a written statement setting forth the date of the meeting was mailed to shareholders or the date on which it is first disclosed to the public. In the case of a special meeting at which directors are to be elected, a shareholder nomination notice must be received at Grey Wolf’s principal executive office not less than 50 nor more than 120 days prior to the date of the meeting.

Unless the board of directors requires a different vote, Texas law generally requires the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote to approve a merger, and if any class of shares is entitled to vote as a class on the approval of a merger, the affirmative vote of the holders of at least two-thirds of the shares in each class. Similar voting requirements apply for statutory share exchanges or conversions. Texas law does not require a vote by the shareholders of the surviving corporation of a merger under certain circumstances where, among other things, the number of shares to be issued is less than 20% of the outstanding shares prior to the transaction. In addition, Texas law does not require a vote by the shareholders of a corporation in connection with a merger with another corporation that owns at least 90% of each class of its capital stock. However, as discussed above, Grey Wolf’s organizational documents specifically provide that the affirmative vote of a majority of the outstanding shares entitled to vote will decide all matters, including mergers, other than the election of directors, put before the Grey Wolf shareholders.

Precision

Each Precision trust unit entitles its holder to one vote on each resolution put forth at any meeting of the holders of Precision trust units or in respect of any written resolution of the holders of Precision trust units. Each proposal is classified as either an “Ordinary Resolution” or “Special Resolution,” and can be passed only as described below. Precision’s Declaration of Trust allows for the creation of Precision special voting units which enables Precision to provide voting rights to holders of units, shares or other securities which are convertible into or exchangeable for Precision trust units. Holders of Precision special voting units are not entitled to any interest or share in the distributions or net assets of Precision and are only entitled to the number of votes at meetings of Precision trust unitholders as is equal to the number of Precision trust units into which the convertible or exchangeable securities to which their Precision special voting units relate are convertible or exchangeable.

An “Ordinary Resolution” for purposes of Precision’s Declaration of Trust is a resolution proposed to be passed as an ordinary resolution at a meeting of holders of Precision trust units duly convened for that purpose and passed by the affirmative vote of more than 50% of the votes cast on the resolution by unitholders represented at the meeting. Holders of Precision trust units are entitled to pass Ordinary Resolutions that bind Precision only with respect to (i) the election or removal of a trustee of Precision, (ii) the appointment or removal of auditors and (iii) the exercise of voting rights attached to the voting securities of the general partner of PDLP held by Precision as contemplated in Precision’s Declaration of Trust.

A “Special Resolution” for purposes of Precision’s Declaration of Trust is a resolution proposed to be passed as a special resolution at a meeting of holders of Precision trust units duly convened for that purpose and passed by the affirmative vote of more than 66 2/3% of the votes cast on the resolution by unitholders represented at the meeting. Approval of the holders of Precision trust units by Special Resolution is required with respect to (i) amendments of Precision’s Declaration of Trust, (ii) the termination of Precision, (iii) the sale of all or substantially all of the assets of Precision, (iv) the dissolution of Precision prior to the end of its term and (v) the ratification of any trust unitholder rights plan, distribution reinvestment plan, trust unit purchase plan, trust unit option plan, incentive option plan or other compensation plan which requires the approval of the holders of the Precision trust units.

Given that (i) PDLP is the sole shareholder of PDC and is entitled to appoint persons to the board of directors of PDC and (ii) Precision holds all of the voting shares of the general partner of PDLP, the holders of Precision trust units elect the board of directors of PDC by Ordinary Resolution at each annual meeting of the unitholders, and the trustees of Precision ensure that appropriate steps are taken by the general partner on behalf of PDLP to act upon the election by the holders of Precision trust units.

Meetings of the Shareholders and Unitholders

Grey Wolf

In accordance with the TBCA, the date, time and place of the Grey Wolf annual meeting is determined by the Grey Wolf board of directors, and notice of the Grey Wolf annual meeting must be mailed to the Grey Wolf shareholders no less than 10 and no more than 60 days prior to the meeting.

Except as otherwise required by law or Grey Wolf’s articles of incorporation, special meetings of the Grey Wolf shareholders may be called by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, by a resolution approved by a majority of the entire Grey Wolf board of directors or by the holders of at least 50% of all the shares entitled to vote at the meeting.

Precision

Precision’s Declaration of Trust provides that meetings of the holders of Precision trust units must be called and held for, among other matters, the election of Precision’s trustees, the appointment or removal of the auditors of Precision, the approval of all significant amendments to Precision’s Declaration of Trust, the sale of all or substantially all of Precision’s assets and the dissolution or termination of Precision. Annual meetings of the holders of Precision trust units are required to be held for, among other things, the election of Precision trustees and the appointment of the auditors of Precision.

A meeting of Precision unitholders may be convened at any time and for any purpose by the trustees of Precision and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of all votes entitled to be voted at a meeting of the holders of Precision trust units. A requisition must, among other things, be in writing and state in reasonable detail the business purpose for which the meeting is to be called. Only Precision unitholders of record may attend and vote at meetings, but may do so either in person or by proxy (and a proxyholder need not be a holder of Precision trust units). Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attached to all outstanding Precision trust units constitute a quorum for the transaction of business at all such meetings.

Precision’s Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of the holders of Precision trust units in accordance with the requirements of applicable laws. In particular, Precision’s Declaration of Trust requires notice of all meetings of Precision unitholders to be provided by unregistered mail, postage prepaid, mailed at least 21 days and not more than 50 days prior to the meeting. For the purpose of determining the holders of Precision trust units who are entitled to vote or act at any meeting, the trustees of Precision may fix a date not more than 60 days and not less than 21 days prior to the date of any meeting of Precision unitholders as a record date for the determination of Precision unitholders entitled to vote at the meeting, and any unitholder who was a unitholder at the time so fixed will be entitled to vote at the meeting even though that unitholder has since that time disposed of his or her Precision trust units, and no holder of Precision trust units who becomes a unitholder after that time will be entitled to vote at the meeting. In the event that the trustees of Precision do not fix a record date for any meeting of Precision unitholders, the record date for the meeting will be the business day immediately proceeding the date upon which notice of the meeting is given to the unitholders as provided by Precision’s Declaration of Trust.

Action by Written Consent In Lieu of a Meeting

Grey Wolf

As permitted by the TBCA, shareholders of Grey Wolf may act by written consent in lieu of a meeting of the shareholders so long as the written consent has been signed by the holder or holders of all the shares entitled to vote with respect to the action that is the subject of the consent.

Precision

A resolution in writing executed by holders of Precision trust units holding more than 66 2/3% of the votes attached to outstanding Precision trust units at any time is valid and binding for all purposes of Precision’s Declaration of Trust, as if the unitholders had exercised at that time all of the voting rights to which they were then entitled under Precision’s Declaration of Trust in favor of the resolution at a meeting of Precision unitholders duly called for that purpose.

Amendments to Governing Documents

Grey Wolf

Under the TBCA, a corporation’s board of directors and shareholders may amend the corporation’s articles of incorporation if (i) the board of directors sets forth the proposed amendment in a resolution and directs that it be submitted to a vote at a meeting of shareholders, and (ii) the holders of a majority of the outstanding shares entitled to vote thereon approve it by an affirmative vote. Grey Wolf’s articles of incorporation do not contain any special provisions regarding amendments, generally, except that: (i) the articles may not be amended in any manner which would materially and adversely alter the powers, preferences or special rights of the Series B Preferred Stock without the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Series B Preferred Stock voting as a single class and (ii) the provision in the articles of incorporation relating to amendments to Grey Wolf’s bylaws cannot be amended without the affirmative vote of 75% of the holders of all shares of Grey Wolf stock entitled to vote, voting as a single class.

The Grey Wolf board of directors is expressly and exclusively empowered to adopt, amend or repeal Grey Wolf’s bylaws.

Precision

Approval of the unitholders by Special Resolution is required to amend Precision’s Declaration of Trust, provided, however, that Precision’s trustees may, at any time and without the consent, approval or ratification of any of the Precision unitholders, amend Precision’s Declaration of Trust (i) for the purpose of ensuring Precision’s continuing compliance with applicable laws, regulations or policies of any governmental authority, (ii) in a manner which, in the opinion of the trustees of Precision, provides additional protection for the holders of Precision trust units, (iii) in a manner which, in the opinion of the trustees of Precision, is necessary or desirable in light of changes in Canadian tax laws, (iv) to remove any conflicts or inconsistencies in Precision’s Declaration of Trust or to make minor corrections which are, in the opinion of the Precision trustees, necessary or desirable and not prejudicial to the holders of Precision trust units, or (v) to change the situs of, or the laws governing, Precision which, in the opinion of the Precision trustees, is desirable in order to provide Precision unitholders with the benefit of any legislation limiting their liability.

Dissenters’/Appraisal Rights

Grey Wolf

Under the TBCA and Grey Wolf’s organizational documents, a shareholder generally has the right to dissent from any merger to which Grey Wolf is a party, from any sale of all or substantially all of Grey Wolf’s assets or from any plan of exchange, and to receive fair value for such shareholder’s shares. However, dissenters’ rights are not available with respect to a plan of merger in which there is a single surviving corporation or with respect to any plan of exchange if:

•	the shares held by the shareholder are part of a class, shares of which are listed on a national securities exchange or NASDAQ or held of record by not less than 2,000 holders on the record date fixed to determine the shareholders entitled to vote on the plan of merger or the plan of exchange;

•	the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder’s shares any consideration that is different than the consideration (other than cash in lieu of fractional shares) to be provided to any other holder of shares of the same class or series held by the shareholder; and

•	the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder’s shares any consideration other than:

(i)	shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class of shares that are:

(a)	listed, or authorized for listing upon official notice of issuance, on a national securities exchange,

(b)	approved for quotation as a national market security on NASDAQ, or

(c)	held of record by not less than 2,000 holders;

(ii)	cash in lieu of fractional shares otherwise entitled to be received, or

(iii)	any combination of (i) and (ii).

Precision

Under the Precision Declaration of Trust, the holders of Precision trust units have no dissenters’, appraisal or similar rights in connection with a merger, a sale of all or substantially all of Precision’s assets or from any plan of exchange.

Derivative and Oppression Actions

Grey Wolf

Under Texas law, a Grey Wolf shareholder may not institute a derivative proceeding without first making a demand upon the corporation. A court will be required to dismiss the proceeding if:

•	a majority of the independent and disinterested directors of the corporation constituting a quorum of the whole board;

•	a committee of the board consisting of two or more independent and disinterested directors; or

•	one or more persons who are independent and disinterested and appointed by the court at the recommendation of the corporation, determines in good faith, after conducting a reasonable inquiry, that the continuation of the derivative proceeding is not in the best interests of the corporation.

Precision

Holders of Precision trust units do not have the statutory rights normally associated with ownership of shares of a corporation, and thus do not have the statutory right to bring “oppression” or “derivative” actions under the Canada Business Corporations Act or the Business Corporations Act (Alberta) (“ABCA”).

Payment of Dividends and Distributions

Grey Wolf

Under Texas law, the board of directors of a corporation may authorize, and the corporation may pay, dividends, or make other distributions, including redemptions or repurchases of stock. However, except in limited circumstances, no distribution may be made if after giving effect to the distribution, the corporation would be insolvent or the distribution exceeds the surplus of the corporation. Under Texas law, “surplus” means the excess of the net assets of a corporation over its stated capital. Grey Wolf has never declared a dividend on its common stock. Grey Wolf’s bank credit facilities restrict its ability to declare or pay any dividend on, or make similar payments with respect to, its capital stock.

Precision

The trustees of Precision have adopted a policy of making regular cash distributions on or about the 15th day following the end of each calendar month to the holders of the Precision trust units of record on the last business day of each calendar month. The actual amount distributed is dependent on various economic factors and distributions are declared at the discretion of the Precision trustees. Accordingly, distributions may be increased, reduced or suspended entirely. Distributions are paid from Precision’s “cash flow,” which is defined in Precision’s Declaration of Trust as the sum of (i) all cash amounts which are received by Precision for, or in respect of, any applicable distribution period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness and (ii) the proceeds of any issuance of Precision trust units or any other securities, net of the expenses of distribution and, if applicable, the use of proceeds of any the issuance for the intended purpose, less the sum of (A) all amounts which relate to the redemption of Precision trust units and which have become payable in cash by Precision in the applicable distribution period and any expenses of Precision in the distribution period and (B) any other amounts (including taxes) required by law to be deducted, withheld or paid by Precision in the distribution period. Precision’s Declaration of Trust also provides that an amount equal to net income of Precision not already paid to holders of Precision trust units in the year will become payable on December 31 of each year such that Precision will not be liable for ordinary Canadian federal income taxes for the year.

In the event the trustees of Precision determine that Precision does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable on the due date for the payment, the payment may, at the option of the Precision trustees, include the issuance of additional Precision trust units, or fractions of trust units, if necessary, having a value equal to the difference between the amount of the distribution and the amount of cash which has been determined by the trustees to be available for the payment of the distribution. Immediately after any pro rata distribution of additional trust units to all holders of trust units in payment of all or any part of any distribution, the number of the outstanding trust units will automatically be consolidated such that each holder will hold after the consolidation the same number of trust units as the holder held before the distribution of additional trust units.

The Precision trustees may deduct or withhold from distributions payable to any holder of Precision trust units all amounts required by law to be withheld from the distribution, whether those distributions are in the form of cash, additional trust units or otherwise. In the event of a distribution in the form of additional trust units or property other than cash, the Precision trustees may sell trust units or other property of those Precision unitholders to pay those withholding taxes and to pay all of the Precision trustees’ reasonable expenses with regard thereto.

Redemption Rights

Grey Wolf

Texas law does not grant any redemption rights, or require that any redemption rights be granted, to shareholders of a Texas corporation, and Grey Wolf shareholders have no such rights to redeem shares of Grey Wolf.

Precision

Precision trust units are redeemable at any time on demand upon delivery to Precision by a holder of Precision trust units of a duly completed and properly executed notice requesting redemption. Upon receipt of a notice to redeem trust units by Precision, the holder will cease to have any rights with respect to the trust units tendered for redemption (other than the right to receive the redemption payment therefor, unless the redemption payment is not made as required), including the right to receive any distributions which are declared payable on a date subsequent to the day of receipt by Precision of the applicable redemption notice.

Upon receipt by Precision of a notice to redeem Precision trust units, the tendering unitholder will thereafter be entitled to receive a price per trust unit equal to the lesser of: (i) 90% of the “market price” per trust unit on the principal stock exchange on which the trust units are listed during the period of the last 10 trading days immediately prior to the date on which the trust units were tendered for redemption; and (ii) the “closing market price” on the principal stock exchange on which the trust units are listed on the date that the trust units were tendered for redemption. The aggregate redemption price payable by Precision in respect of the trust units surrendered for redemption during any calendar month will be satisfied by way of a cash payment on the last day of the calendar month following the month in which the applicable trust units were tendered for redemption.

Holders of Precision trust units will not receive cash upon the redemption of their Precision trust units if:

•	the total amount payable by Precision in respect of such trust units and all other trust units tendered for redemption in the same calendar month exceeds Cdn$50,000 (provided that the trustees of Precision may, in their sole discretion, waive such limitation in respect of all trust units tendered for redemption in any calendar month);

•	at the time such Precision trust units are tendered for redemption, the outstanding trust units are not listed for trading on the Toronto Stock Exchange or traded or quoted on any stock exchange or market which the Precision trustees consider, in their sole opinion, provides representative fair market value prices for the trust units;

•	the normal trading of Precision trust units is suspended or halted on any stock exchange on which the Precision trust units are listed for trading on the date that such trust units tendered for redemption were tendered to Precision for redemption or for more than five trading days during the 10 day trading period prior to the date on which such trust units were tendered for redemption; or

•	the redemption of Precision trust units will result in the delisting of the trust units on the principal stock exchange on which the trust units are listed.

If a holder of Precision trust units is not entitled to receive cash upon the redemption of trust units as a result of one or more of the foregoing limitations, then each trust unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie of the assets held by Precision, which may include notes or other assets.

Fiduciary Duties of Directors and Trustees

Grey Wolf

Texas law provides that a director’s fiduciary obligation encompasses the duty of care, the duty of loyalty and the duty of obedience to the corporation. The TBCA expressly permits a director to consider the long-term as well as the short-term interests of a corporation and its shareholders when considering the best interests of the corporation, including, in the case of an acquisition proposal, the possibility that those interests may be best served by the continued independence of the corporation.

Precision

The trustees of Precision, in exercising the powers and authority conferred upon them under Precision’s Declaration of Trust, are required to act honestly and in good faith with a view to the best interests of

Precision and in connection therewith are required to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Precision Declaration of Trust provides that the duties and standard of care of the Precision trustees are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the ABCA.

If a trustee or an officer of Precision is a party to a material contract or transaction or proposed material contract or transaction with Precision, or is a director or officer or employee of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with Precision, the trustee or officer of Precision, as the case may be, is required to disclose in writing to the Precision trustees or request to have entered in the minutes of meetings of trustees the nature and extent of such interest and refrain from voting on any resolution to approve the contract or transaction in question unless the contract or transaction is: (i) one relating primarily to his or her remuneration as a trustee, officer, employee or agent of Precision; (ii) one for indemnity or for the purchase of liability insurance; or (iii) one with any affiliate of Precision.

Indemnification of Officers, Directors and Trustees

Grey Wolf

Pursuant to its articles of incorporation and bylaws, Grey Wolf is required to indemnify its officers and directors and may indemnify its employees and agents to the maximum extent allowed under Texas law. Under Texas law, Grey Wolf is permitted to provide advancement of expenses and indemnification against judgments, penalties, fines, settlement and reasonable expenses actually incurred by a person in connection with proceedings against such person because the person served as a director, officer employee or agent of Grey Wolf if it is determined in accordance with Article 2.02 of the TBCA that the person (i) acted in good faith, (ii) reasonably believed that his conduct in his official capacity as director or officer was in Grey Wolf’s best interest or, with respect to conduct in other capacities, was not opposed to Grey Wolf’s best interest and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, indemnification is not permitted if the person is found liable to Grey Wolf or if the person is found liable on the basis that he received an improper personal benefit.

Precision

Each trustee, former trustee, officer and former officer of Precision is entitled to be indemnified and reimbursed out of the assets of Precision in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the applicable trustee or officer (or former trustee or officer) as a result of the person’s performance of his or her duties under Precision’s Declaration of Trust and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the trustee or officer (or former trustee or officer) is made a party by reason of being or having been a trustee or officer of Precision or, at the request of Precision, a director, trustee or officer of any subsidiary entity of Precision; provided that no trustee, former trustee, officer or former officer will be indemnified out of the assets of Precision in respect of unpaid taxes or other governmental charges or in respect of costs, charges and expenses that arise out of or as a result or in the course of his or her failure to act honestly and in good faith with a view to the best interests of Precision, or out of or as a result of or in the course of his or her failure to exercise that degree of care, diligence or skill that a reasonably prudent person would exercise in comparable circumstances or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, where such person did not have reasonable grounds for believing that his or her conduct was lawful.

Pursuant to the administration agreement between Precision and PDC, PDC and any person who is serving or will have served as a director, officer or employee of PDC will be indemnified and saved harmless by Precision (in each case in relation to services provided in respect of or for the benefit of such party) from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties amounts paid in settlement and counsel and accountants’ fees) of whatsoever kind and nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the administration agreement or the provision of services thereunder, unless such indemnified party is found liable for or guilty of fraud, willful default or gross negligence.

Liability of Directors, Officers, Employees and Trustees

Grey Wolf

Under Texas law, a corporation has the power to indemnify and limit the liability of directors, officers, employees and agents of the corporation with respect to certain liabilities and to purchase and maintain liability insurance for those persons. Accordingly, no director of Grey Wolf will be liable to Grey Wolf or its shareholders for an act or omission in the director’s capacity as director except for: (i) a breach of the director’s duty of loyalty to Grey Wolf or its shareholders, (ii) an act or omission not in good faith that constitutes a breach of duty of the director to Grey Wolf or an act or omission that involves intentional misconduct or knowing violation of the law, (iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office or (iv) an act or omission for which the liability of a director is expressly provided by applicable statutes. If Texas law is amended to authorize corporate action further eliminating or limiting the personal liabilities of directors, then the liability of a director of Grey Wolf will be eliminated or limited to the fullest extent permitted by such laws, as so amended.

Precision

Precision’s Declaration of Trust contains a number of provisions limiting the liability of the trustees of Precision. The Precision trustees will not be liable to any Precision unitholder or any other person, in tort, contract or otherwise, for any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, Precision incurred by reason of the sale of any asset or security; for the loss or disposition of money or securities; or any action or failure to act of any other person to whom the Precision trustees have delegated any of their duties under Precision’s Declaration of Trust; or for any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by any person to perform his or her duties under or delegated to them, under Precision’s Declaration of Trust), unless, in each case, such liabilities arise out of a breach of the Precision trustees’ standard of care, diligence and skill or breach of the restrictions on the trustees’ powers as set out in Precision’s Declaration of Trust.

If the trustees of Precision have retained an appropriate expert, advisor or legal counsel with respect to any matter connected with their duties under Precision’s Declaration of Trust, the trustees may act or refuse to act based on the advice of such expert, advisor or legal counsel, and the trustees will not be liable for and will be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of such expert, advisor or legal counsel. In the exercise of the powers, authorities or discretion conferred on the Precision trustees under Precision’s Declaration of Trust, the trustees are and will be conclusively deemed to be acting as trustees of Precision’s assets and will not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to Precision or Precision’s assets.

Under the ABCA, PDC may indemnify a present or former director or officer or a person who acts or acted at PDC’s request as a director or officer of a body corporate of which PDC is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of PDC or that body corporate, if the director or officer acted honestly and in good faith with a view to the best interests of PDC, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from PDC as a matter of right if he or she was substantially successful on the merits in the person’s defense of the action or proceeding, fulfilled the conditions set forth above, and is fairly and reasonably entitled to indemnify. Moreover, as discussed above, in certain circumstances, Precision is obligated to hold harmless and indemnify directors, officers and employees of PDC pursuant to the terms of the administration agreement between PDC and Precision.

Applicable Anti-Takeover Laws and Provisions

Grey Wolf

The TBCA contains a provision limiting business combinations with affiliated shareholders but, as permitted by the TCBA, Grey Wolf elected not to be covered by such provision. Grey Wolf’s shareholder rights plan expired by its terms on September 18, 2008.

Precision

The laws of the Province of Alberta do not contain specific anti-takeover provisions with respect to business transactions. However, the policies of Canadian securities regulatory authorities contain certain requirements relating to takeover bids, mergers and interested shareholder transactions. In particular, Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions imposes certain requirements on, among other things, “business combinations” and “related party transactions.” Multilateral Instrument 61-101 requires detailed disclosure in any proxy material sent to security holders in connection with any transaction to which they relate, including, subject to certain exceptions, the inclusion of a formal valuation of the subject matter of the transaction and any non-cash consideration offered. Multilateral Instrument 61-101 also requires, subject to certain exceptions, that the minority shareholders of an issuer separately approve the transaction by a simple majority.

Precision’s Declaration of Trust contains provisions to the effect that if a takeover bid is made for the Precision trust units and not less than 90% of the trust units (including trust units issuable upon the conversion, exercise or exchange of any securities exchangeable into trust units but not including any trust units held on the date of the take-over bid by or on behalf of, or issuable to, the offeror or an affiliate or associate of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Precision trust units held by unitholders who did not accept the take-over bid on the terms offered by the offeror.

Access to Corporate Records

Grey Wolf

Under Texas law, any person who has been a Grey Wolf shareholder for at least six months immediately preceding such shareholder’s demand, or is the holder of at least 5% of all the outstanding shares of Grey Wolf, upon written demand stating the purpose thereof, has the right to examine, in person or by agent, accountant, or attorney, at any reasonable time or times, for any proper purpose, Grey Wolf’s relevant books and records of account, minutes and share transfer records, and to make extracts therefrom. Upon the written request of any shareholder of Grey Wolf, Grey Wolf is required to mail to such shareholder its annual statements for its last fiscal year showing in reasonable detail its assets and liabilities and the results of its operations and the most recent interim statements, if any, which have been filed in a public record or otherwise published. Grey Wolf is allowed a reasonable time to prepare such annual statements.

Precision

Each holder of Precision trust units has the right to obtain, on demand and without fee, from the head office of Precision a copy of Precision’s Declaration of Trust and any amendments thereto relating to the Precision trust units held by that unitholder. Precision is required to send (or make available if sending is not required under applicable securities laws) to holders of Precision trust units the audited financial statements of Precision and the unaudited interim financial statements of Precision within the periods prescribed by securities legislation.

Directors and Trustees Generally

Grey Wolf

Texas law provides that the board of directors of a corporation must consist of at least one member, with the precise number of directors of a corporation fixed by or in the manner provided in the corporation’s articles of incorporation or bylaws. Consistent with Texas law and Grey Wolf’s articles of incorporation and bylaws, Grey Wolf currently has seven directors. The Grey Wolf bylaws provide that the number of directors can be increased or decreased from time to time by the board of directors of Grey Wolf.

Subject to the rights of holders of preferred stock to elect additional directors under certain circumstances, there are three classes of Grey Wolf directors, designated Class I, Class II and Class III, as nearly equal in number as possible. One class of directors is elected each year, and the term of each class of directors expires at the third succeeding annual meeting of shareholders after their election by the shareholders.

Subject to the rights of the holders of any series of Grey Wolf preferred stock outstanding, vacancies and newly created directorships may be filled by the vote of a majority of the remaining directors in office, even though less than a quorum, or by the sole remaining director. As prescribed by the organizational documents of Grey Wolf in accordance with the TBCA, (i) a majority of the total number of Grey Wolf directors then in office constitutes a quorum at any meeting of directors, and (ii) the affirmative vote of a majority of directors present at meeting at which there is a quorum constitutes action by the Grey Wolf board of directors.

Precision

Precision’s Declaration of Trust provides for a board of trustees consisting of at least three and no more than 11 trustees, with the number of trustees (which presently remains at three) within such range being fixed by resolution of the Precision trustees. A majority of the trustees must be residents of Canada (within the meaning of the Income Tax Act (Canada)). Precision’s trustees are generally elected at each annual meeting of the holders of the Precision trust units, and may be elected at special meetings, to hold office for a term expiring at the close of the next annual meeting of Precision unitholders following such an election. Notwithstanding the foregoing, (i) if no trustees are elected at the annual meeting of the holders of Precision trust units held immediately before the term of office of the applicable trustees expires, the existing trustees will continue to hold office until their successors have been elected or appointed or they cease to hold office, and (ii) the trustees of Precision may, between annual meetings of Precision unitholders, appoint one or more additional trustees for a term to expire (subject to further appointment) at the close of the next annual meeting of Precision unitholders, provided that the number of additional trustees so appointed will not at any time exceed one-third of the number of trustees who held office at the expiration of the immediately preceding annual meeting of Precision unitholders.

A quorum of Precision trustees may fill a vacancy among such trustees, except a vacancy resulting from an increase in the number of trustees or from a failure to appoint the minimum number of trustees fixed by or pursuant to the Declaration of Trust. If there is not a quorum of trustees, or if there has been a failure to elect or appoint the minimum number of trustees required by or pursuant to the Declaration of Trust, the trustees then in office are required to call a special meeting of Precision trust unitholders to fill the vacancy and, if they fail to call a meeting or if there are no trustees then in office, the meeting may be called by any unitholder. A Precision trustee elected or appointed to fill a vacancy holds office until the close of the next annual meeting of unitholders, subject to the trustee ceasing to hold office on an earlier date as provided in the Declaration of Trust.

The quorum for the transaction of business at any meeting of the trustees of Precision is a majority of the number of trustees then holding office, provided that a majority of participating trustees are residents of Canada within the meaning of the Income Tax Act (Canada). Every question before the trustees of Precision is decided by a majority of the votes cast, and in cases of equality of votes, the chairman of the meeting is not entitled to a second or casting vote. The powers of the trustees may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all Precision trustees who would be entitled to vote on that resolution at a meeting of the trustees.

Removal of Directors and Trustees

Grey Wolf

Under Texas law, unless removed in accordance with the provisions of the bylaws or the articles of incorporation, a director holds office until his death or until his successor has been elected and qualified. A Grey Wolf director may be removed from office only for cause and then only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of Grey Wolf entitled to vote generally in the election of directors, voting together as a single class; provided, however, these requirements do not apply to directors elected by holders of preferred stock.

Precision

A trustee of Precision ceases to hold office when:

•	he or she dies or resigns;

•	he or she is removed in accordance with Precision’s Declaration of Trust; or

•	he or she ceases to be duly qualified to act as a trustee as required by Precision’s Declaration of Trust.

The resignation of a Precision trustee becomes effective on the later of (i) 30 days from the date a written resignation is received by Precision, and (ii) the date specified in the resignation. The holders of Precision trust units may remove any trustee or trustees from office by a resolution approved by a majority of the votes cast at a meeting of Precision unitholders called for that purpose. A vacancy created by the removal of a Precision trustee may be filled at the meeting at which the trustee is removed or, if not so filled, may, in certain circumstances, be filled by a quorum of Precision trustees.

GREY WOLF SHAREHOLDER PROPOSALS

Under Grey Wolf’s bylaws, business transacted at the special meeting is limited to the purposes stated in the notice of the special meeting, which is provided at the beginning of this proxy statement/prospectus. If the Merger is completed, there will be no future meetings of Grey Wolf’s shareholders. Pending consummation of the Merger, Grey Wolf does not intend to conduct any further annual meetings of shareholders. If the Merger is not consummated, Grey Wolf will promptly hold its 2008 annual meeting of shareholders. Pursuant to Rule 14a-8 of the Exchange Act, Grey Wolf shareholders who desire to submit a proposal for inclusion in Grey Wolf’s proxy statement for its 2008 annual meeting, if held, should submit their proposal a reasonable time before Grey Wolf begins to print and send its proxy materials for such meeting. Pursuant to Grey Wolf’s bylaws, a shareholder must provide notice to Grey Wolf at its principal executive office of its intention to bring business before the annual meeting not later than the close of business on the 10th day following the earlier of (i) the date on which a written statement setting forth the date of the 2008 annual meeting was mailed to shareholders or (ii) the date on which the date of the 2008 annual meeting is publicly announced.

EXPERTS

The consolidated financial statements of Precision as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, and the assessment of effectiveness of internal control over financial reporting as of December 31, 2007, incorporated in this proxy statement/prospectus by reference have been so incorporated in reliance on the reports of KPMG LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. KPMG LLP is, and during all the periods for which financial statements have been presented in this proxy statement/prospectus has acted as, auditor for Precision.

The consolidated financial statements and schedule of Grey Wolf as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2007 consolidated financial statements refers to a change in the method of accounting for income taxes as of January 1, 2007, and accounting for stock-based compensation plans as of January 1, 2006.

LEGAL MATTERS

The validity of the issuance of the Precision trust units to be issued pursuant to the Merger will be passed upon for Precision by Bennett Jones LLP, Calgary, Alberta, Canada.

Certain US federal income tax consequences relating to the Merger will be passed upon for Grey Wolf by Porter & Hedges, L.L.P., Houston, Texas, and for Precision by Mayer Brown LLP, Houston, Texas. Felesky Flynn LLP, Canadian tax counsel to Precision, will issue an opinion concerning certain Canadian income tax consequences of the Merger.

WHERE YOU CAN FIND MORE INFORMATION

Precision and Grey Wolf file reports, proxy statements and other information with the Securities and Exchange Commission as required by the Exchange Act. Precision is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from some of the requirements of that Act, including the proxy and information provisions of Section 14 and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of that Act.

You may read and copy reports, proxy statements and other information filed by Precision and Grey Wolf with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Precision and Grey Wolf, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Precision and Grey Wolf through the websites maintained by Precision and Grey Wolf at http://www.precisiondrilling.com and http://www.gwdrilling.com, respectively. The information contained in those websites is not incorporated by reference in, or in any way part of, this proxy statement/prospectus.

Precision files reports, statements and other information with the Canadian provincial and territorial securities regulatory authorities. Precision’s filings are also electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, the Canadian equivalent of the SEC’s EDGAR system, at http://www.sedar.com.

After the Merger, Precision will furnish to you the same periodic reports that it currently furnishes to Precision unitholders in the same manner, including audited annual consolidated financial statements and unaudited quarterly consolidated financial statements, unless you notify Precision or your bank, broker or other nominee, as the case may be, of your desire not to receive these reports, as well as proxy statements and related materials for annual and special meetings of unitholders. In addition, you will be able to request Precision’s Form 40-F.

Precision has filed a registration statement on Form F-4 to register with the SEC the Precision trust units to be issued in the Merger. This document is a part of that registration statement and constitutes the prospectus of Precision in addition to being a proxy statement for the Grey Wolf shareholders.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form F-4 filed by Precision and the exhibits to the registration statement. In addition, the SEC allows us to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information included directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Precision and Grey Wolf have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

Precision Filings with the SEC
(File No. 1-14534)	Period and/or Filing Date

Annual Report on Form 40-F	For the year ended December 31, 2007, as filed March 28, 2008
Report of Foreign Issuer on Form 6-K	March 28, 2008 (2 filings), April 8, 2008, April 9, 2008, April 15, 2008, April 18, 2008, April 23, 2008, May 5, 2008, May 9, 2008 (2 filings), May 12, 2008, May 21, 2008, June 10, 2008, June 17, 2008, June 19, 2008, June 25, 2008, June 30, 2008, July 7, 2008, July 10, 2008, July 18, 2008, July 22, 2008, July 23, 2008, August 8, 2008, August 20, 2008, August 25, 2008, August 29, 2008, September 2, 2008, September 10, 2008, September 19, 2008, September 25, 2008, September 29, 2008, September 30, 2008, October 10, 2008, October 20, 2008 and October 23, 2008

Grey Wolf Filings with the SEC
(File No. 1-08226)	Period and/or Filing Date

Annual Report on Form 10-K	For the year ended December 31, 2007, as filed February 28, 2008
Quarterly Reports on Form 10-Q	For the quarter ended March 31, 2008, as filed May 6, 2008 and for the quarter ended June 30, 2008, as filed August 6, 2008
Current Reports on Form 8-K	Filed March 4, 2008, April 2, 2008, April 22, 2008, May 1, 2008, June 6, 2008, June 10, 2008, June 12, 2008, June 17, 2008, June 19, 2008, June 25, 2008, June 27, 2008, July 2, 2008, July 8, 2008 (2 filings), July 9, 2008, July 15, 2008, August 1, 2008, August 27, 2008, September 24, 2008 and October 10, 2008

All documents filed by Precision and Grey Wolf under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the date of the Grey Wolf special meeting will also be deemed to be incorporated into this proxy statement/prospectus by reference. To the extent that any information contained in any such Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference into this proxy/statement prospectus.

In addition, the description of the Precision trust units contained in Precision’s registration statements under Section 12 of the Exchange Act is incorporated by reference.

You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Precision Drilling Trust 4200, 150-6th Avenue S.W. Calgary, Alberta, Canada T2P 3Y7 (403) 716-4500 Attention: Investor Relations	Grey Wolf, Inc. 10370 Richmond Avenue, Suite 600 Houston, Texas 77042 (713) 435-6100 Attention: Investor Relations

You may also obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the information agent:

Georgeson, Inc.
199 Water Street
26th Floor
New York, N.Y. 10038
Banks and Brokers call (212) 440-9800
Grey Wolf shareholders call toll-free (800) 561-3540

If you would like to request documents, please do so by December 2, 2008 to receive them before the special meeting.  If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

Neither Precision nor Grey Wolf has authorized anyone to give any information or make any representation about the Merger that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to make these types of offers, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
PRECISION DRILLING TRUST,
GREY WOLF, INC.
PRECISION DRILLING CORPORATION
AND
PRECISION LOBOS CORPORATION
DATED AUGUST 24, 2008

A-i

A-ii

Exhibits

Exhibit 2.3(a)	Lobos Charter
Exhibit 2.3(b)	Lobos Bylaws
Exhibit 2.5	Certain Officers of the Surviving Corporation
Exhibit 3.3	Grey Wolf Voting Agreements

Schedules
Schedule A	Directors and Executive Officers Executing Voting Agreements

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (as amended, supplemented or modified from time to time, this “Agreement”), dated as of August 24, 2008, is by and among PRECISION DRILLING TRUST, an Alberta unincorporated open-ended investment trust (“Precision”), GREY WOLF, INC., a Texas corporation (“Grey Wolf”), PRECISION DRILLING CORPORATION, a corporation amalgamated under the laws of the Province of Alberta and the administrator of Precision (“PDC”) and PRECISION LOBOS CORPORATION, a Texas corporation (“Lobos”) and a direct, wholly-owned subsidiary of Precision.

WHEREAS, the board of trustees of Precision and the boards of directors of each of PDC, on behalf of PDC and on behalf of Precision in PDC’s capacity as administrator of Precision, Lobos and Grey Wolf have approved this Agreement and the merger of Grey Wolf with and into Lobos, with Lobos continuing as the surviving corporation, upon the terms and subject to the conditions of this Agreement and the Texas Business Corporation Act, as amended, or any successor law thereto (the “TBCA”) and the Texas Corporation Law, as amended, or any successor law thereto (the “TCL”);

WHEREAS, the board of trustees of Precision and the boards of directors of each of PDC, on behalf of PDC and on behalf of Precision in PDC’s capacity as administrator of Precision, Lobos and Grey Wolf have determined that this Agreement, the merger herein provided for, and the other transactions contemplated hereby are advisable and in the best interests of their respective companies and their unitholders and shareholders, respectively; and

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” involving Precision and Grey Wolf within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

NOW, THEREFORE, for and in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties to this Agreement (each a “Party,” and collectively, the “Parties”) agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Defined Terms.

(a) As used in this Agreement, capitalized terms shall have the meanings set forth below:

“Acquisition Proposal” means any Contract, proposal, offer or other inquiry or indication of interest (regardless of whether in writing and regardless of whether delivered to the shareholders) relating to any of the following (other than the transactions contemplated by this Agreement or the Merger): (a) any merger, reorganization, share exchange, take-over bid, tender offer, recapitalization, consolidation, liquidation, dissolution or other business combination, purchase or similar transaction or series of transactions, directly or indirectly, involving 20% or more of the assets, net revenues or net income of Grey Wolf and the Grey Wolf Subsidiaries, taken as a whole; (b) the sale, lease, exchange, transfer or other disposition, directly or indirectly, of any business or assets that generate 20% or more of the consolidated net revenues or net income, or of assets representing 20% or more of the book value of the consolidated assets, of Grey Wolf and the Grey Wolf Subsidiaries, taken as a whole, or any license, lease, exchange, mortgage, pledge or other agreement or arrangement having a similar economic effect, in each case in a single transaction or a series of related transactions; or (c) any direct or indirect acquisition of beneficial ownership (as defined in Section 13(d) of the Exchange Act) or any direct or indirect acquisition of the right to acquire beneficial ownership (as defined in Section 13(d) of the Exchange Act) by any Person or any “group” (as defined in the Exchange Act) of 20% or more of the shares of any class of the issued and outstanding Equity Interests of Grey Wolf, whether in a single transaction or a series of related transactions.

“Administration Agreement” means that certain Administration Agreement between Precision and PDC dated as of November 7, 2005, as amended on April 22, 2008.

“Affiliate” means, with respect to any Person, each other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person.

“AMEX” means the American Stock Exchange LLC.

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published or promulgated thereunder, as such may be amended from time to time prior to the Effective Time.

“Applicable Law” means with respect to any Person, any international, national, federal, state, provincial, territorial, local or foreign statute, code, ordinance, rule, regulation, by-law, consent, approval, judgment, Order, ordinance, protocol, directive or other authorization, treaty, convention, or governmental requirement of any Governmental Authority that is binding upon, or applicable to, such Person.

“Available Cash Consideration” means $1,115,380,707.

“Beneficial Owner” means, with respect to a security, any Person who, directly or indirectly, through any contract, relationship or otherwise, has or shares (a) the power to vote, or to direct the voting of, such security, (b) the power to dispose of, or to direct the disposition of, such security or (c) the ability to profit or share in any profit derived from a transaction in such security.

“Benefit Plan” means any qualified or non-qualified employee benefit plan, program, policy, practice, agreement, Contract or other arrangement, regardless of whether written, regardless of whether U.S.-based, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA (including post-retirement medical and life insurance), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (regardless of whether such plan is subject to ERISA), including any multiemployer plan (as defined in Section 3(37) of ERISA) or multiple employer plan (within the meaning of Section 413(c) of the Code), any employment or severance agreement or other arrangement, and any employee benefit, bonus, incentive, deferred compensation, profit sharing, vacation, stock, stock purchase, stock option, severance, change of control, fringe benefit or other plan, program, policy, practice, agreement, Contract, or other arrangement, regardless of whether subject to ERISA and regardless of whether funded.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks in (i) the State of New York are authorized or required by federal law to be closed in New York, New York, or (ii) the Province of Alberta are authorized or required by law to be closed in Calgary, Alberta.

“Canadian GAAP” means generally accepted accounting principles, as recognized by the Canadian Institute of Chartered Accountants, applied on a consistent basis.

“Canadian Securities Regulatory Authorities” means, collectively, the securities commission or similar regulatory authorities in each of the provinces or territories of Canada.

“Certificates” means certificates representing shares of Grey Wolf Common Stock or Precision Trust Units, as applicable.

“CFIUS” means The Committee on Foreign Investments in the United States.

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of February 13, 2008, between Precision and Grey Wolf.

“Contract” means any agreement, arrangement, commitment or instrument, written or oral, including, without limitation, any loan or credit agreement or other agreement evidencing Indebtedness,

promissory note, bond, mortgage, indenture, guarantee, permit, lease, sublease, license, agreement to render services, or other agreement, arrangement, commitment or instrument evidencing rights or obligations of any kind or nature, including all amendments, modifications, supplements and options relating thereto.

“Control” (and related terms) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, by contract, credit arrangement or otherwise.

“Disclosure Letter” means, as applicable, the Grey Wolf Disclosure Letter or the Precision Disclosure Letter.

“DOJ” means the United States Department of Justice.

“Election Deadline” means 5:00 p.m., local time in Houston, Texas, on the second Business Day prior to the Effective Time.

“Environmental, Health and Safety Laws” means any present or future Applicable Laws relating to (a) emissions, discharges, releases or threatened releases of Hazardous Materials into the environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, or septic systems, (b) the generation, treatment, storage, disposal, use, handling, manufacturing, recycling, transportation or shipment of Hazardous Materials, (c) occupational health and safety, or (d) the pollution of the environment, solid waste handling, treatment or disposal, reclamation or remediation activities, or protection or restoration of, or damage to, the environment, environmentally sensitive areas or natural resources.

“Equity Interests” means (a) with respect to a corporation, any and all shares, interests, participation, phantom stock plans or arrangements or other equivalents (however designated) of corporate stock, including all common stock, preferred stock and other equity and voting interests, and warrants, options, calls, subscriptions or other convertible securities or other rights to acquire any of the foregoing, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all units, membership or other interests, including rights to purchase, warrants, options, calls, subscriptions or other equivalents of, or other interests convertible into, any beneficial or legal ownership interest in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any regulations promulgated pursuant thereto.

“ERISA Affiliate” means any trade or business, regardless of whether incorporated, which is required to be treated as a single employer together with an entity pursuant to Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means 0.4225 Precision Trust Units per share of Grey Wolf Common Stock.

“Exon-Florio Amendment” means Section 721 of Title VII of the Defense Production Act of 1950, as amended.

“FCPA” means the Foreign Corrupt Practices Act of 1977.

“Financing” means the debt and/or equity financing(s) to be completed by Precision and/or the Precision Subsidiaries in connection with the transactions contemplated by this Agreement, including the debt financing set forth in the commitment letter dated August 24, 2008, from Royal Bank of Canada, RBC Capital Markets, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank Canada, HSBC Bank USA National Association and Toronto-Dominion Bank, to provide senior secured credit facilities comprised of $800 million of term loan facilities and a $400 million revolving credit facility as well as a $400 million senior unsecured facility, as such commitment letter may be amended, supplemented or replaced from time to time.

“FTC” means the United States Federal Trade Commission.

“Governmental Authority” means any national, state, provincial, territorial, regional, local, county, parish or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator in any case that has jurisdiction over any of the Grey Wolf Companies or Precision Companies, as the case may be, or any of their respective properties or assets.

“Grey Wolf 1996 Stock Plan” means the Grey Wolf, Inc. 1996 Employee Stock Option Plan.

“Grey Wolf 2003 Stock Plan” means the Grey Wolf, Inc. 2003 Incentive Plan.

“Grey Wolf 3.75% Notes Indenture” means the Indenture dated as of May 7, 2003, between Grey Wolf, The Bank of New York Trust Company, N.A. and the guarantors party thereto pursuant to which Grey Wolf issued $150,000,000 principal amount of the Grey Wolf 3.75% Notes, and all supplemental indentures thereto.

“Grey Wolf Benefit Plan” means a Benefit Plan (a) providing benefits to (i) any current or former employee, officer or director of Grey Wolf or any of the Grey Wolf Subsidiaries or ERISA Affiliates or (ii) any beneficiary or dependent of any such employee, officer or director that is sponsored, maintained or contributed to by Grey Wolf or any of the Grey Wolf Subsidiaries or ERISA Affiliates or to which Grey Wolf or any of the Grey Wolf Subsidiaries or ERISA Affiliates is a party or is obligated to contribute, or (b) with respect to which Grey Wolf or any of the Grey Wolf Subsidiaries or ERISA Affiliates has any liability, whether direct or indirect, contingent or otherwise.

“Grey Wolf Board” means the board of directors of Grey Wolf.

“Grey Wolf Common Stock” means the common stock, par value $0.10 per share, of Grey Wolf.

“Grey Wolf Companies” means Grey Wolf and each of the Grey Wolf Subsidiaries.

“Grey Wolf Credit Agreement” means the Revolving Credit Agreement, dated as of January 14, 1999, among Grey Wolf Drilling, LP (as borrower), Grey Wolf (as guarantor), The CIT Group/Business Credit, Inc. (as agent) and various financial institutions (as lenders), as amended.

“Grey Wolf Derivative Security Holder” means the holder of a Grey Wolf Option or a Grey Wolf Convertible Note.

“Grey Wolf Dissenting Shareholder” means any holder of shares of Grey Wolf Common Stock who does not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and prior to the Grey Wolf Meeting files with Grey Wolf a written objection to the Merger, setting out that the right to dissent of such holder of shares of Grey Wolf Common Stock will be exercised if the Merger becomes effective, and otherwise complies in all respects with, the provisions of Article 5.12 of the TBCA required to be complied with by such holder prior to the Grey Wolf Meeting.

“Grey Wolf Dissenting Shares” means any shares of Grey Wolf Common Stock held by a Grey Wolf Dissenting Shareholder as of the Effective Time.

“Grey Wolf Employees” means the individuals who are employed as employees by Grey Wolf or any of the Grey Wolf Subsidiaries immediately prior to the Effective Time who remain employed as employees of the Surviving Corporation or any of its Subsidiaries immediately after the Effective Time.

“Grey Wolf Floating Rate Notes Indenture” means the Indenture dated as of March 31, 2004, between Grey Wolf, The Bank of New York Trust Company, N.A. and the guarantors party thereto pursuant to which Grey Wolf issued $125,000,000 principal amount of the Grey Wolf Floating Rate Contingent Convertible Senior Notes.

“Grey Wolf Leased Real Property” means all real property leased by Grey Wolf or any of the Grey Wolf Subsidiaries.

“Grey Wolf Material Adverse Effect” means a Material Adverse Effect with respect to Grey Wolf.

“Grey Wolf Meeting” means a meeting of the shareholders of Grey Wolf duly called and held for the purposes set forth in the Proxy Statement/Prospectus.

“Grey Wolf Options” means, collectively, Grey Wolf 1996 Options and Grey Wolf 2003 Options.

“Grey Wolf Owned Real Property” means all real property owned by Grey Wolf or any of the Grey Wolf Subsidiaries.

“Grey Wolf Preferred Stock” means shares of preferred stock, par value $1.00 per share, of Grey Wolf.

“Grey Wolf Proposal” means the proposal to approve this Agreement which proposal is to be presented to the shareholders of Grey Wolf in the Proxy Statement/Prospectus and voted on at the Grey Wolf Meeting.

“Grey Wolf Real Property” means Grey Wolf Leased Real Property and Grey Wolf Owned Real Property.

“Grey Wolf Representative” means a Representative of Grey Wolf or the Grey Wolf Subsidiaries.

“Grey Wolf Restricted Stock” means the shares of restricted Grey Wolf Common Stock issued pursuant to a Grey Wolf Stock Plan.

“Grey Wolf Senior Notes Indentures” means the Grey Wolf 3.75% Notes Indenture and the Grey Wolf Floating Rate Notes Indenture.

“Grey Wolf Stock Plans” means (a) the Grey Wolf 1996 Stock Plan and (b) the Grey Wolf 2003 Stock Plan.

“Grey Wolf Subsidiary” means a Subsidiary of Grey Wolf.

“Grey Wolf Subsidiary Charter Documents” means the certificate of incorporation, articles of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents of each of the Grey Wolf Subsidiaries.

“Hazardous Materials” means any chemical, pollutant, contaminant, material, waste or substance regulated by any Governmental Authority under Environmental, Health and Safety Law, including, but not limited to, any hazardous waste, hazardous substance, toxic substance, radioactive material (including any naturally occurring radioactive material), asbestos-containing materials in any form or condition, polychlorinated biphenyls in any form or condition, or petroleum, petroleum hydrocarbons, petroleum products or any fraction or byproducts thereof.

“Income Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

“Indebtedness” of any Person means and includes any obligations consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earn out” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) commitments or obligations by which such Person assures a creditor against loss, including contingent reimbursement obligations with respect to letters of credit, (e) payment obligations secured by a Lien, other than a Permitted Lien, on assets or properties of such

Person, (f) obligations to repay deposits or other amounts advanced by and owing to third parties, (g) obligations under capitalized leases, (h) obligations under any interest rate, currency or other hedging agreement or derivatives transaction, (i) guarantees or other contingent liabilities with respect to any amounts of a type described in clauses (a) through (h) above, and (j) any change of control payments or prepayment premiums, penalties, charges or equivalents thereof with respect to any indebtedness, obligation or liability of a type described in clauses (a) through (i) above that are required to be paid at the time of, or the payment of which would become due and payable solely as a result of, the execution of this Agreement or the consummation of the transactions contemplated by this Agreement at such time, in each case determined in accordance with U.S. GAAP, or, in the case of Precision, Canadian GAAP; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practices and shall not include the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means all United States and foreign (a) patents and patent applications and all reissues, renewals, divisions, extensions, provisionals, continuations and continuations in part thereof, (b) inventions (regardless of whether patentable), invention disclosures, trade secrets, proprietary information, industrial designs and registrations and applications, mask works and applications and registrations therefor, (c) copyrights and copyright applications and corresponding rights, (d) trade dress, trade names, logos, URLs, common law trademarks and service marks, registered trademarks and trademark applications, registered service marks and service mark applications, (e) domain name rights and registrations, (f) databases, customer lists, data collections and rights therein, and (g) confidentiality rights or other intellectual property rights of any nature, in each case throughout the world.

“Joint Lead Arrangers” means Deutsche Bank Securities Inc. and RBC Capital Markets.

“Lien” means any lien, mortgage, security interest, indenture, deed of trust, pledge, deposit, restriction, burden, license, lease, sublease, right of first refusal, right of first offer, charge, privilege, easement, right of way, reservation, option, preferential purchase right, right of a vendor under any title retention or conditional sale agreement, or other arrangement substantially equivalent thereto, in each case regardless of whether relating to the extension of credit or the borrowing of money.

“Lobos Common Stock” means the common stock, par value $0.10 per share, of Lobos.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on the business, results of operations, or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, except to the extent any such effect results from: (a) changes in the industry in which such Person or its Subsidiaries operate or in the economy or the financial, securities or credit markets in the U.S. or elsewhere in the world, including any regulatory or political conditions or developments, or any outbreak or escalation of hostilities or declared or undeclared acts of war, terrorism, insurrection or natural disasters, that do not disproportionately affect the business, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, relative to other industry participants, in any material respect (b) the execution or public disclosure of this Agreement or the consummation or the pendency of the transactions contemplated hereby, (c) fluctuations in the price or trading volume of shares of any trading stock of such Person (provided, however, that the exception in this clause (c) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such fluctuation has resulted in, or contributed to, a Material Adverse Effect), (d) changes in Applicable Law or in U.S. GAAP, or, in the case of Precision, Canadian GAAP, (or the interpretation thereof) after the date hereof that do not disproportionately affect the business, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, relative to other industry participants, in any material respect, (e) any legal proceedings made or brought by any of the current or former holders of Equity Interests of such Person (or on their behalf or on behalf of such Persons) arising out of or related to this Agreement or any of the transactions contemplated hereby, or (f) any failure by such Person to meet any published analyst estimates or expectations regarding such Person’s revenue, earnings or other financial performance or results of operations for any period or any failure by such Person to meet its internal budgets, plans or forecasts regarding its revenues, earnings or other financial performance or results of operations (provided, however, that the exception in this clause (f) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such failure has resulted in, or contributed to, a Material Adverse Effect with respect to such Person).

“Notes Shares” means the number of shares of Grey Wolf Common Stock that the Grey Wolf Convertible Notes that have not been converted at least two Business Days before the Closing Date are convertible into following the Effective Time in accordance with the terms of the Grey Wolf Senior Notes Indentures.

“NYSE” means the New York Stock Exchange, Inc.

“Order” means any order, writ, fine, injunction, decree, judgment, award, ruling or enforceable determination of any Governmental Authority.

“PDC Common Shares” means the common shares in the capital of PDC.

“PDLP” means Precision Drilling Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba.

“PDLP Exchangeable Units” means the Class B limited partnership units of PDLP that are exchangeable for Precision Trust Units on a one-for-one basis.

“Per Share Cash Consideration” means $9.02.

“Permitted Distributions” means (i) distributions by Precision (and the corresponding distributions by PDLP) to the holders of Precision Trust Units (and PDLP Exchangeable Units, respectively), (ii) distributions by PDLP to Precision and (iii) the payment of dividends and interest and the repayment of outstanding indebtedness by PDC to PDLP, in each case in the ordinary course of business and consistent with past practices.

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with U.S. GAAP, or, in the case of Precision, Canadian GAAP, have been established and described in the applicable Disclosure Letter, (b) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with U.S. GAAP, or, in the case of Precision, Canadian GAAP, have been established and described in the applicable Disclosure Letter, (c) operators’, vendors’, suppliers’, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, or construction Liens (during repair or upgrade periods) or other like Liens arising by operation of Applicable Law in the ordinary course of business or statutory landlord’s Liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith, or (d) any other Lien, encumbrance or other imperfection of title that does not materially affect the value or use of the property subject thereto.

“Person” means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited liability company, trust, bank, trust company, land trust, business trust or other entity or organization.

“Precision Benefit Plan” means a Benefit Plan (a) providing any benefits to (i) any current or former employee, officer, director or trustee of Precision or any of the Precision Subsidiaries or (ii) any beneficiary or dependent of any such employee, officer, director or trustee that is sponsored, maintained or contributed to by Precision or any of the Precision Subsidiaries; or (b) with respect to which Precision or any of the Precision Subsidiaries has any liability, whether direct or indirect, contingent or otherwise.

“Precision Board” means the board of trustees of Precision.

“Precision Companies” means Precision and each of the Precision Subsidiaries.

“Precision Declaration of Trust” means the declaration of trust of Precision dated as of September 22, 2005 between Robert J.S. Gibson, H. Garth Wiggins and Patrick M. Murray, as initial trustees, and Brian E. Roberts, as initial unitholder, as amended.

“Precision Leased Real Property” means all real property leased by Precision or any of the Precision Subsidiaries.

“Precision Material Adverse Effect” means a Material Adverse Effect with respect to Precision.

“Precision Owned Real Property” means all real property owned by Precision or any of the Precision Subsidiaries.

“Precision Real Property” means the Precision Leased Real Property and the Precision Owned Real Property.

“Precision Representatives” means a Representative of Precision or the Precision Subsidiaries.

“Precision Special Voting Units” means the special voting units of Precision, as presently constituted, authorized and issued pursuant to the Precision Declaration of Trust.

“Precision Subsidiary” means a Subsidiary of Precision. For the avoidance of doubt, PDC, PDLP and Lobos and each of their respective Subsidiaries shall be deemed to be a “Precision Subsidiary.”

“Precision Subsidiary Charter Documents” means the certificate of incorporation, articles of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents of each of the Precision Subsidiaries.

“Precision Trust Units” means the trust units of Precision, as presently constituted, each representing an equal, undivided beneficial interest in Precision.

“Precision Unit Appreciation Rights” means unit appreciation rights that entitle the holder thereof to receive, in cash, a value equal to the product of (i) the difference between the per unit closing sales price of the Precision Trust Units on the NYSE on the date of exercise, as reported in the Wall Street Journal, and the exercise price of such unit appreciation right; and (ii) and the number of units specified in such unit appreciation right agreement.

“Proxy Statement/Prospectus” means a proxy statement in definitive form relating to the Grey Wolf Meeting, which proxy statement will be included in the prospectus contained in the Registration Statement.

“Registration Statement” means the Registration Statement on Form F-4 under the Securities Act and to be filed by Precision with respect to the Precision Trust Units issuable in the Merger.

“Representative” means any trustee, director, officer, employee, agent, advisor (including legal, accounting and financial advisors) or other representative.

“Responsible Officers” means (a) for Precision and PDC, each of the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of PDC, and (b) for Grey Wolf, each of the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of Grey Wolf.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means for any Person at any time (a) any corporation of which such Person owns, either directly or through its Subsidiaries, more than 50% of the total combined voting power of all classes of voting securities of such corporation, or (b) any partnership, association, joint venture, limited liability company or other business organization, regardless of whether such constitutes a legal entity, in which such Person directly or indirectly owns more than 50% of the total Equity Interests.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all percentages used in the definition of Acquisition Proposal increased to 50% for purposes of this definition) made by a Third Party after the date of this Agreement through the Effective Time (or such earlier date that this Agreement is terminated in accordance with the terms set forth herein), if the Grey Wolf Board determines in good faith and after consultation with a financial advisor of national reputation, and taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal that such Acquisition Proposal (a) would, if consummated in accordance with its terms, be more favorable, from a financial point of view, to the holders of the Grey Wolf Common Stock than the transactions contemplated by this Agreement (taking into account any amounts payable pursuant to Section 7.3 and any Precision Revised Offer made under Section 5.5(e), as the case may be), (b) contains conditions which are all reasonably capable of being satisfied in a timely manner, and (c) is not subject to any financing contingency or, to the extent financing for such proposal is required, that such financing is then committed in writing by financially sound financial institutions of national reputation.

“Tax” or “Taxes” (including with correlative meaning, “Taxable”) means (a) any federal, foreign, state, provincial, territorial, municipal, or local tax, including any income, gross income, gross receipts, ad valorem, excise, sales, use, value added, admissions, business, occupation, license, franchise, margin, capital, net worth, customs, premium, real property, personal property, intangibles, capital stock, transfer, profits, windfall profits, environmental, severance, fuel, utility, payroll, social security, employment insurance, unemployment insurance, social insurance, pension plan, employment, withholding, disability, stamp, rent, recording, registration, alternative minimum, unclaimed property, add-on minimum, or other tax, assessment, duty, fee, levy, premium, contribution or other governmental charge of any kind whatsoever imposed by a Governmental Authority (a “Tax Authority”), together with and including, without limitation, any and all interest, fines, penalties, assessments and additions to tax resulting from, relating to, or incurred in connection with any such tax or any contest or dispute thereof, (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of being a member of a consolidated, affiliated, unitary or combined group with any other corporation or entity at any time prior to and through the Closing Date, and (c) any liability for the payment of any amount of the type described in the preceding clauses (a) or (b) as a result of a contractual obligation to any other Person or of transferee, successor or secondary liability.

“Tax Law” means all Applicable Laws with respect to Taxes.

“Tax Return” means any report, return, estimate, election, designation, form, document, declaration or other information (including any attached schedules and any amendments to such report, return, document, declaration or other information) required to be supplied to or filed with any Tax Authority with respect to any Tax, including an information return and any document with respect to or accompanying payments, deposits or estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Third Party” means a Person other than any of the Grey Wolf Companies or any of the Precision Companies.

“Treasury Regulations” means the regulations promulgated by the United States Treasury Department under the Code.

“TSX” means the Toronto Stock Exchange.

“U.S.” means the United States of America.

“U.S. GAAP” means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor) applied on a consistent basis.

“Uncertificated Shares” means shares of Grey Wolf Common Stock that are held in book-entry form.

Term	Section

Acquisition Agreement	Section 5.5(c)(ii)
Acquisition Proposal Recommendation	Section 5.5(c)(ii)
Adverse Recommendation Change	Section 5.5(c)(ii)
Agreement	Preamble
Antitrust Laws	Section 5.9(g)
Cash Election Shares	Section 2.7(b)
Cash Fraction	Section 2.6(a)(iv)(1)(B)
Certificate of Merger	Section 2.1(b)
Claim	Section 5.15(b)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Continuing Employees	Section 5.16(a)
Dissenting Cash Consideration	Section 2.6(a)(iv)(1)
Effective Time	Section 2.1(b)
Elected Cash Consideration	Section 2.6(a)(iv)(1)
Election Form Record Date	Section 2.7(a)
Election Form	Section 2.7(a)
Election Period	Section 2.7(b)
Exchange Agent	Section 2.9(a)
Exchange Fund	Section 2.9(a)
Grey Wolf	Preamble
Grey Wolf 1996 Options	Section 2.6(d)(i)
Grey Wolf 2003 Options	Section 2.6(d)(ii)
Grey Wolf 1996 Plan	Section 3.3(a)
Grey Wolf 2003 Plan	Section 3.3(a)
Grey Wolf 3.75% Notes	Section 3.3(b)
Grey Wolf Bylaws	Section 3.1
Grey Wolf Charter	Section 3.1
Grey Wolf Charter Documents	Section 3.1
Grey Wolf Convertible Notes	Section 3.3(b)
Grey Wolf Designated Director	Section 2.4(a)
Grey Wolf Disclosure Letter	Preamble to Article 3
Grey Wolf Financial Statements	Section 3.7(a)
Grey Wolf Floating Rate Notes	Section 3.3(b)
Grey Wolf Information	Section 5.4(b)
Grey Wolf Material Contracts	Section 3.22(a)
Grey Wolf Permits	Section 3.5(b)
Grey Wolf Regulatory Filings	Section 3.6(b)
Grey Wolf Reports	Section 3.7(a)
Grey Wolf Rights	Section 3.3(a)
Grey Wolf Rights Agreement	Section 3.3(a)
Grey Wolf Voting Agreement	Section 3.3(c)

Term	Section

Grey Wolf Voting Debt	Section 3.3(b)
HSR Act	Section 3.6(b)
Indemnified Parties	Section 5.15(b)
International Plans	Section 3.11(l)
IRS	Section 3.11(a)
Junior Preferred Stock	Section 3.3(a)
Letter of Transmittal	Section 2.9(b)
Lobos	Preamble
Lobos Bylaws	Section 2.3
Lobos Charter	Section 2.3
Lobos Charter Documents	Section 2.3
Mailing Date	Section 2.7(a)
Merger	Section 2.1(a)
Merger Consideration	Section 2.6(a)
No Election Available Cash	Section 2.6(a)(iv)(2)(B)
No Election Shares	Section 2.7(b)
No Election Value	Section 2.6(a)(iv)(2)(B)
Notification and Report Forms	Section 3.6(b)
Optionholder	Section 2.6(d)(vi)
Parties	Recitals
Party	Recitals
PDC	Preamble
PDC Board	Section 2.4(a)
PDC Charter Documents	Section 4.1
Per Share Unit Consideration	Section 2.6(a)(i)
Precision	Preamble
Precision Disclosure Letter	Preamble to Article IV
Precision Financial Statements	Section 4.7(a)
Precision Information	Section 5.4(a)
Precision Material Contracts	Section 4.17
Precision Permits	Section 4.5(b)
Precision Regulatory Filings	Section 4.6(b)
Precision Reports	Section 4.7(a)
Precision Revised Offer	Section 5.5(e)(ii)
Precision Voting Debt	Section 4.3(b)
Regulatory Filings	Section 5.9(a)
Related Documents	Section 3.2(a)
Required Grey Wolf Vote	Section 3.19
Surviving Corporation	Section 2.1(a)
TBCA	Recitals
TCL	Recitals
Termination Date	Section 7.1(b)(i)
Unit Election Shares	Section 2.7(b)

Section 1.2  References and Titles.

(a) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement, unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or subdivision unless expressly so limited. The words “this Article” and “this Section,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur.

(b) The word “or” is not exclusive, and the word “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(c) As used in the representations and warranties contained in this Agreement, the phrase “to the knowledge” of the representing Party or “known” to a representing Party shall mean to the actual knowledge (and not constructive or imputed knowledge) of one or more of the Responsible Officers of the representing Party.

(d) The Parties have participated jointly in negotiating and drafting this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision(s) of this Agreement.

(e) All references to “dollar” or “$” shall mean U.S. dollars.

ARTICLE II

THE MERGER

Section 2.1  The Merger.

(a) The Merger.  Upon the terms and subject to the terms and conditions set forth in this Agreement, at the Effective Time, Grey Wolf shall be merged with and into Lobos (the “Merger”) in accordance with the provisions of this Agreement, and the separate corporate existence of Grey Wolf shall thereupon cease. Lobos shall be the surviving corporation in the Merger and, after the Merger, Lobos shall be referred to from time to time herein as the “Surviving Corporation.” The Merger shall have the effects specified herein, in the TBCA and in the TCL.

(b) Filings for the Merger; Effective Time.  As soon as practicable following the satisfaction or waiver (subject to Applicable Laws) of the conditions set forth in this Agreement, at the Closing, the Parties hereto shall cause a properly executed certificate of merger and articles of merger meeting the requirements of Article 5.04 of the TBCA and Section 10.151 of the TCL (the “Certificate of Merger”) to be filed in accordance therewith. The Merger shall become effective (the “Effective Time”) upon the issuance of the Certificate of Merger under the TBCA and the acceptance of the filing of the Certificate of Merger under the TCL, in each case by the Secretary of State of the State of Texas, or at such time thereafter as is agreed to by Precision and Grey Wolf and provided in such Certificate of Merger.

Section 2.2  Closing.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Mayer Brown LLP, 700 Louisiana, Suite 3400, Houston Texas as soon as practicable after 10:00 A.M., local time, on the first Business Day immediately following the day on which all of the conditions set forth in Article VI have been satisfied or waived (by the party entitled to waive the condition) (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions) or (b) at such other time, date or place as Precision and Grey Wolf may agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

Section 2.3  Governing Instruments of the Surviving Corporation.  At the Effective Time, the certificate of formation of Lobos shall be in the form set forth on Exhibit 2.3(a) (the “Lobos Charter”), and shall remain the certificate of formation of the Surviving Corporation until thereafter amended as provided by the TCL and the Lobos Charter. At the Effective Time, the bylaws of the Surviving Corporation shall be in the form set forth on Exhibit 2.3(b) (the “Lobos Bylaws,” and together with the Lobos Charter, the “Lobos Charter Documents”), and shall remain the bylaws of Lobos until thereafter amended as provided by the TCL and the Lobos Charter Documents.

Section 2.4  Directors of the Surviving Corporation and PDC.

(a) The board of directors of Lobos immediately prior to the Effective Time shall continue to be the board of directors of the Surviving Corporation from the Effective Time until their respective successors have been duly elected or appointed.

(b) At the Effective Time, the board of directors of PDC (the “PDC Board”) shall consist of twelve members that Precision and PDC shall cause to be comprised of three current members of the Grey Wolf Board designated by Grey Wolf (each a “Grey Wolf Designated Director”), after consultation with Precision and before mailing of the Proxy Statement/Prospectus.

(c) If prior to the Effective Time, any Grey Wolf Designated Director is unwilling or unable to serve (or to continue to serve) as a director of PDC as a result of illness, death, resignation or any other reason, then, any replacement for such Person shall be selected by the Grey Wolf Board, after consultation with Precision, and such replacement shall constitute a Grey Wolf Designated Director.

(d) At the Effective Time, one Grey Wolf Designated Director shall become a member of the Audit Committee, a second Grey Wolf Designated Director shall become a member of the Nominating and Corporate Governance Committee and a third Grey Wolf Designated Director shall become a member of the Compensation Committee of the PDC Board, as determined by the Nominating and Governance Committee of the PDC Board in light of the requirements of the PDC Board and the committees of the PDC Board, the qualifications and experience of the Grey Wolf Designated Directors, the recommendations of Grey Wolf and the requirements of Applicable Canadian Securities Laws, the TSX and the NYSE.

(e) Precision shall ensure that appropriate steps are taken by the general partner of PDLP, on behalf of PDLP, to nominate the Grey Wolf Designated Directors for election to the PDC Board at the first annual meeting of the holders of Precision Trust Units held following the Closing Date.

Section 2.5  Certain Officers of the Surviving Corporation.  At the Effective Time, the individuals listed on Exhibit 2.5 hereto shall have the executive officer positions with the Surviving Corporation set forth opposite their respective names, and each such executive officer shall serve until such executive officer’s successor shall be elected and qualified or such executive officer’s earlier death, resignation, retirement, disqualification or removal. If, at or before the Effective Time, any such Person is unable or unwilling to serve as an executive officer of the Surviving Corporation in the capacity set forth on Exhibit 2.5, then a substitute executive officer shall be selected by the board of directors of the Surviving Corporation after the Effective Time.

Section 2.6  Effect on Grey Wolf Equity Securities.

(a) Grey Wolf Common Stock.  At the Effective Time, subject to the provisions of this Article II, each share of Grey Wolf Common Stock issued and outstanding immediately prior to the Effective Time, or that is deemed to be issued and outstanding immediately prior to the Effective Time under the terms of the Grey Wolf Senior Notes Indentures in connection with the conversion procedures for the Grey Wolf Convertible Notes, and the Grey Wolf Options (other than Grey Wolf Dissenting Shares and shares of Grey

Wolf Common Stock to be cancelled without payment of any consideration therefor pursuant to Section 2.6(c)), shall represent the right to receive the following consideration (collectively, the “Merger Consideration”):

(i) each Unit Election Share shall be converted into the right to receive the number of Precision Trust Units equal to the Exchange Ratio (the “Per Share Unit Consideration”), subject to adjustment in accordance with this Section 2.6(a) and Section 2.10;

(ii) each Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration in cash, without interest, subject to adjustment in accordance with this Section 2.6(a) and Section 2.10;

(iii) each No Election Share shall be converted into the right to receive the Per Share Unit Consideration and/or the Per Share Cash Consideration in cash, without interest, as provided in this Section 2.6(a) below, subject to adjustment in accordance with Section 2.10;

(iv) Notwithstanding the foregoing, if:

(1) the sum of (i) the product of (x) the total number of Cash Election Shares and (y) the Per Share Cash Consideration (such product being the “Elected Cash Consideration”) that would be paid upon conversion of the Cash Election Shares in the Merger plus (ii) the product of (x) the total number of Grey Wolf Dissenting Shares and (y) the Per Share Cash Consideration (the “Dissenting Cash Consideration”) exceeds the Available Cash Consideration, then:

(A) each Unit Election Share and each No Election Share shall be converted into the right to receive the Per Share Unit Consideration; and

(B) each Cash Election Share shall be converted into the right to receive (i) an amount of cash (without interest) equal to the product of (w) the Per Share Cash Consideration multiplied by (x) a fraction, the numerator of which shall be the difference between the Available Cash Consideration and the Dissenting Cash Consideration and the denominator of which shall be the Elected Cash Consideration (the fraction described in this clause (x) being referred to as the “Cash Fraction”) and (ii) a number of Precision Trust Units equal to the product of (y) the Exchange Ratio multiplied by (z) one (1) minus the Cash Fraction; or

(2) the sum of the Elected Cash Consideration and the Dissenting Cash Consideration is less than the Available Cash Consideration, then:

(A) each Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration;

(B) if (a) the product of (x) the number of No Election Shares plus the number of the Notes Shares and (y) the Per Share Cash Consideration (the “No Election Value”) equals or exceeds (b) the difference between the Available Cash Consideration and the sum of the Elected Cash Consideration and the Dissenting Cash Consideration (the “No Election Available Cash”), then (i) on a pro rata basis, a number of No Election Shares equal to (1) the No Election Available Cash divided by the Per Share Cash Consideration multiplied by (2) a fraction the numerator of which shall be the number of No Election Shares and the denominator of which shall be the number of No Election Shares plus the number of Notes Shares shall each be converted into the right to receive the Per Share Cash Consideration, with the remainder of the No Election Shares each being converted into the right to receive the Per Share Unit Consideration and (ii) each Unit Election Share shall be converted into the right to receive the Per Share Unit Consideration; and

(C) if the No Election Value is less than the No Election Available Cash, then (i) each No Election Share shall be converted into the right to receive the Per Share Cash Consideration and (ii) each Unit Election Share shall be converted into the right to receive (a) an amount of cash

(without interest) equal to (x) the difference between the No Election Available Cash and the No Election Value divided by (y) the number of Unit Election Shares and (b) a number of Precision Trust Units equal to the product of (x) the Exchange Ratio and (y) one (1) minus the fraction determined by dividing the amount of cash determined pursuant to the preceding clause (a) by the Per Share Cash Consideration.

(3) the sum of the Elected Cash Consideration and the Dissenting Cash Consideration equals the Available Cash Consideration, then:

(A) each Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration; and

(B) each Unit Election Share and No Election Share shall be converted into the right to receive the Per Share Unit Consideration; and

(v) notwithstanding the definition of Available Cash Consideration, Precision shall have the option, in its sole discretion, to increase the amount of the Available Cash Consideration to any amount up to and including the amount of the sum of the Elected Cash Consideration and the Dissenting Cash Consideration plus the product of (1) the No Election Shares and (2) the Per Share Cash Consideration; provided that Precision may not increase the Available Cash Consideration to an amount that, in the reasonable opinion of counsel to Precision and counsel to Grey Wolf, would cause such counsel to be unable to render the opinions described in Section 6.2(d) and Section 6.3(d), respectively.

(b) From and after the Effective Time, the Grey Wolf Common Stock converted into the Merger Consideration pursuant to this Article II shall no longer remain outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Certificate previously representing any such Grey Wolf Common Stock or Uncertificated Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration to which such holder may be entitled pursuant to this Section 2.6, (ii) any dividends and other distributions in accordance with Section 2.9(c) and (iii) any cash to be paid in lieu of any fractional Precision Trust Units in accordance with Section 2.9(e).

(c) Grey Wolf Treasury Stock.  At the Effective Time, all shares of Grey Wolf Common Stock that are held immediately prior to the Effective Time by Grey Wolf or any of the Grey Wolf Subsidiaries shall be cancelled and no payment shall be made in respect thereof.

(d) Grey Wolf Stock Options.

(i) All holders of Grey Wolf 1996 Options will be given the opportunity to exercise any such options, to the extent that the option is outstanding, for a reasonable period which is at least 10 days prior to the Effective Time. Any such holder who exercises an outstanding Grey Wolf 1996 Option prior to the Effective Time shall be eligible to participate in the Merger as a holder of record of Grey Wolf Common Stock in accordance with Section 2.7 and the other terms and conditions of this Agreement. Any Grey Wolf 1996 Options that are outstanding as of the Effective Time shall be terminated as of the Effective Time such that, as of the Effective Time, no Grey Wolf 1996 Options shall be outstanding. Grey Wolf shall provide notice of the termination to each holder of a Grey Wolf 1996 Option and shall take all actions necessary to effect such termination. For purposes of this Agreement, “Grey Wolf 1996 Options” means options to acquire shares of Grey Wolf Common Stock identified in Section 3.3(b) of the Grey Wolf Disclosure Letter that (A) were issued under the Grey Wolf 1996 Stock Plan or (B) that are nonqualified stock options issued pursuant to agreements with non-employee directors and not issued under either Grey Wolf Stock Plan.

(ii) All options to acquire shares of Grey Wolf Common Stock (A) identified in Section 3.3(b) of the Grey Wolf Disclosure Letter that were issued under the Grey Wolf 2003 Stock Plan, (B) that are issued after the date hereof under the Grey Wolf 2003 Stock Plan or (C) that are otherwise issued after the date hereof, only if issued in accordance with Section 5.2(d) (collectively, the “Grey Wolf 2003 Options”) shall, in each case set forth in clauses (A), (B) and (C) of this paragraph, to the extent they are outstanding as of the Effective Time, be converted into Precision Unit Appreciation Rights pursuant to the terms of Section 2.6(d)(iii). Holders of Grey Wolf 2003 Options who exercise outstanding Grey Wolf 2003 Options prior to the Effective Time shall be eligible to participate in the Merger as a holder of record of Grey Wolf Common Stock in accordance with Section 2.7 and the other terms and conditions of this Agreement.

(iii) Grey Wolf 2003 Options that are not exercised prior to the Effective Time pursuant to Section 2.6(d)(ii) and that remain outstanding as of the Effective Time shall be converted into Precision Unit Appreciation Rights pursuant to this Section 2.6(d)(iii). Each Precision Unit Appreciation Right into which an outstanding Grey Wolf 2003 Option is converted (A) shall be subject to the same term and vesting schedule as applied to the corresponding Grey Wolf 2003 Option; (B) shall be settled in cash; (C) shall have an exercise price per unit equal to the exercise price per share of Grey Wolf Common Stock applicable under the corresponding Grey Wolf 2003 Option immediately prior to the Effective Time divided by the Exchange Ratio (the exercise price per unit determined by the foregoing being rounded up to the nearest whole cent); and (D) shall apply to that number of Precision Trust Units equal to the number of shares of Grey Wolf Common Stock subject to the corresponding Grey Wolf 2003 Option as of the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole unit). Precision shall establish a plan pursuant to which the Precision Unit Appreciation Rights will be issued, which plan shall include terms and conditions that are substantially similar in all material respects to the terms and conditions of the Grey Wolf 2003 Stock Plan as applied to the Grey Wolf 2003 Options taking into account the provisions of this Section 2.6(d)(iii) and the difference in the nature of the awards. Precision shall take all necessary actions to ensure that the plan is effective as of the Effective Time. It is intended that the conversion of Grey Wolf 2003 Options into Precision Unit Appreciation Rights shall be effected in a manner which is consistent with sections 424(a) and 409A of the Code and such conversion shall be effected in such manner, including a reasonable good faith interpretation by Precision of guidance under section 409A that the Precision Trust Units constitute service recipient stock within the meaning of section 409A and applicable guidance, and the provisions of this Section 2.6(d) shall be interpreted accordingly.

(iv) As soon as practicable following the Effective Time, Precision shall deliver to the holders of Grey Wolf 2003 Options to be converted into Precision Unit Appreciation Rights pursuant to this Section 2.6(d) appropriate notices setting forth such holders’ rights with respect to such Precision Unit Appreciation Rights and the agreements evidencing the grants of such Precision Unit Appreciation Rights effective as of the Effective Time.

(v) From and after the date of this Agreement, Grey Wolf and the Grey Wolf Subsidiaries shall not take any action to provide for (A) the acceleration of the exercisability of any Grey Wolf Option in connection with the Merger or otherwise, unless such acceleration is already provided for under the terms of such Grey Wolf Options or change in control agreements in existence on the date of this Agreement, or (B) the extension of the term or period of exercise of any Grey Wolf Option.

(vi) The holders of outstanding Grey Wolf Options (each an “Optionholder”) shall be given the ability to elect to exercise Grey Wolf Options contingent on the transactions contemplated by this Agreement. If an Optionholder elects to exercise a Grey Wolf Option contingent on the transactions contemplated by this Agreement, at the Optionholder’s election, any Merger Consideration to which such Optionholder is otherwise entitled under this Agreement shall be reduced by the sum of (A) the aggregate exercise price of the Grey Wolf Options that are so exercised, and (B) the amount of any withholding taxes attributable to the such exercise, with any such reduction first being made from any Merger Consideration payable in cash and, if such cash Merger Consideration is not sufficient to satisfy the obligations, from any Merger Consideration payable in Precision Trust Units. Grey Wolf shall use commercially reasonable best efforts to encourage each holder of Grey Wolf Options who intends to exercise Grey Wolf Options prior to the Effective Time to deliver a notice of option exercise to Grey Wolf at least two Business Days prior to the Effective Time.

(e) Grey Wolf Restricted Stock.  At the Effective Time, each share of Grey Wolf Restricted Stock that is outstanding immediately prior to the Effective Time shall vest in full and the restrictions thereon shall lapse, and, as of the Effective Time, each share of Grey Wolf Common Stock that was formerly Grey Wolf Restricted Stock shall be entitled to receive the Merger Consideration determined in accordance with Section 2.6 based on the holder’s election in accordance with Section 2.7; provided, however, that, upon the lapsing of restrictions with respect to each share of Grey Wolf Restricted Stock, Grey Wolf shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax Law with respect to the lapsing of such restrictions.

(f) Grey Wolf Dissenting Shares.  Grey Wolf Dissenting Shares shall not be converted into or represent the right to receive any Merger Consideration, but instead shall represent only the right to receive the amount determined pursuant to the provisions of Article 5.12 of the TBCA. At the Effective Time, any Grey Wolf Dissenting Shareholder shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for such Grey Wolf Dissenting Shareholder’s Grey Wolf Dissenting Shares in accordance with Article 5.12 of the TBCA. If a Grey Wolf Dissenting Shareholder has so failed to perfect or lost his right to receive, or has effectively withdrawn his demand for, the amount determined under Article 5.12 of the TBCA, the shares of Grey Wolf Common Stock held by such holder shall cease to be Grey Wolf Dissenting Shares and shall entitle such holder to receive the Merger Consideration in respect of such shares as received by the No Election Shares pursuant to Section 2.6(a), and promptly following the occurrence of such event and upon the surrender of the Certificate(s) representing such shares, the Exchange Agent and the Surviving Corporation shall deliver to such holder the Merger Consideration in respect of such shares. Grey Wolf shall comply with those provisions of Article 5.12 of the TBCA which are required to be performed by Grey Wolf prior to the Effective Time to the reasonable satisfaction of Precision. Grey Wolf shall give Precision (i) prompt notice of any written demands to exercise dissenter’s rights and (ii) an opportunity to participate at its own expense in all negotiations and proceedings with respect to demands for fair value under the TBCA. Grey Wolf shall not, except with the prior written consent of Precision (such consent not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to demands for fair value under the TBCA or offer to settle or settle any such claims.

Section 2.7  Election Procedures.

(a) Not less than thirty (30) days prior to the anticipated Effective Time (the “Mailing Date”), an election form in such form as Precision shall specify and as shall be reasonably acceptable to Grey Wolf (the “Election Form”) shall be mailed to each holder of record of shares of Grey Wolf Common Stock as of five (5) Business Days prior to the Mailing Date (the “Election Form Record Date”) and Grey Wolf Derivative Security Holders with respect to Grey Wolf Derivative Securities that have not been exercised or converted, as applicable, as of the Election Form Record Date and which are exercisable prior to the Effective Time.

(b) Each Election Form shall permit the holder (or the Beneficial Owner through appropriate and customary documentation and instructions) of Grey Wolf Common Stock and each Grey Wolf Derivative Security Holder to specify (i) the number of shares of such holder’s Grey Wolf Common Stock with respect to which such holder elects to receive the Per Share Unit Consideration (the “Unit Election Shares”), (ii) the number of shares of such holder’s Grey Wolf Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (the “Cash Election Shares”) or (iii) that such holder makes no election with respect to such holder’s Grey Wolf Common Stock (the “No Election Shares”). Any Grey Wolf Common Stock with respect to which the Exchange Agent does not receive an effective, properly completed Election Form during the period from the Mailing Date to the Election Deadline (the “Election Period”) shall be deemed to be No Election Shares. Precision and Grey Wolf shall publicly announce the anticipated Election Deadline at least five (5) Business Days prior to the anticipated Effective Time. If the Effective Time is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Precision shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(c) Precision shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or Beneficial Owners) of Grey Wolf Common Stock or

Grey Wolf Stock Options during the Election Period, and Grey Wolf shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d) Any election made pursuant to this Section 2.7 shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form during the Election Period. Any Election Form may be revoked or changed by the Person submitting such Election Form, by written notice received by the Exchange Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the shares of Grey Wolf Common Stock represented by such Election Form shall become No Election Shares, except to the extent (if any) a subsequent election is properly made during the Election Period with respect to any or all of such shares of Grey Wolf Common Stock. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Precision or Grey Wolf or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

Section 2.8  Effect on Grey Wolf Debt Securities.  Effective as of the Effective Time, Surviving Corporation shall execute and deliver supplemental indentures whereby it shall agree to be bound by the conversion provisions of each of the Grey Wolf Senior Notes Indentures and take all other action necessary, such that following the Effective Time, each outstanding Grey Wolf Convertible Note will be convertible into the kind and amount of Merger Consideration, in accordance with Section 2.6 and Section 2.7, that a holder of such Grey Wolf Convertible Note would have had the right to receive had such Grey Wolf Convertible Note been converted into Grey Wolf Common Stock immediately prior to the Effective Time as No Election Shares. At or before the Effective Time, Grey Wolf shall comply with all other provisions of the Grey Wolf Senior Notes Indentures relating to the Merger and the assumption by the Surviving Corporation of the obligations under the Grey Wolf Senior Notes Indentures in connection with the Merger.

Section 2.9  Exchange of Certificates.

(a) Prior to the Effective Time, Precision shall appoint a bank or trust company reasonably satisfactory to Precision and Grey Wolf to act as exchange agent (the “Exchange Agent”). Precision shall deposit, or cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Grey Wolf Common Stock for exchange in accordance with this Article II, (i) Certificates representing the aggregate number of Precision Trust Units to be issued as Merger Consideration pursuant to Section 2.6(a) and Section 2.8 and delivered pursuant to this Section 2.9 in exchange for outstanding shares of Grey Wolf Common Stock (including shares of Grey Wolf Common Stock issued as a result of the exercise of Grey Wolf Stock Options prior to the Effective Time), the Grey Wolf Restricted Stock and the Grey Wolf Convertible Notes, (ii) cash in the aggregate amount of the cash portion of the Merger Consideration pursuant to Section 2.6(a) and Section 2.8, and (iii) when and as needed, Precision shall provide the Exchange Agent cash sufficient to pay cash in lieu of fractional Precision Trust Units (such cash and Certificates for Precision Trust Units, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

(b) Promptly after the Effective Time, Precision shall cause the Exchange Agent to mail to each holder of shares of Grey Wolf Common Stock (including holders of shares of Grey Wolf Common Stock acquired as a result of the exercise of Grey Wolf Stock Options prior to the Effective Time) and the Grey Wolf Restricted Stock: (i) a letter of transmittal (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent and shall be in such form and have such other provisions as Precision may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates or transfer of the Uncertificated Shares in exchange for Precision Trust Units, the cash portion of the Merger Consideration, any unpaid dividends and distributions on Precision Trust Units in accordance with this Section 2.9 and cash in lieu of fractional Precision Trust Units in accordance with this Section 2.9. Upon surrender of a Certificate or transfer of the Uncertificated Shares for cancellation to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Grey Wolf Common Stock or Grey Wolf Restricted Stock shall be entitled to receive in exchange therefor (A) Precision Trust Units, and (B) a check representing the amount of cash (including the cash portion of the Merger Consideration and cash in lieu of fractional units, if any), and unpaid dividends and distributions (if any), which such holder has the right to receive pursuant to the provisions of this Article II, after giving effect to any required withholding tax and other reductions, and, if applicable, the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash portion of the Merger Consideration, cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Grey Wolf Common Stock. In the event of a transfer of ownership of Grey Wolf Common Stock that is not registered in the transfer records of Grey Wolf, the proper number of Precision Trust Units, together with a check for the cash portion of the Merger Consideration, as the case may be, and cash to be paid in lieu of fractional units and unpaid dividends and distributions (if any), may be issued to such a transferee if the Certificate or Uncertificated Share representing such Grey Wolf Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. The Precision Trust Units constituting part of the Merger Consideration shall be certificated.

(c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to Precision Trust Units with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or any Uncertificated Shares not transferred with respect to the Precision Trust Units issuable upon surrender of such Certificate or transfer of such Uncertificated Share as a result of the conversion provided in this Article II until such Certificate is surrendered or Uncertificated Share is transferred as provided herein. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name such Precision Trust Units have been registered, (i) promptly after the time of such surrender or transfer, the amount of any cash payable in lieu of fractional Precision Trust Units to which such Person is entitled pursuant to this Section 2.9 and the amount of all dividends or other distributions with a record date after the Effective Time and paid prior to the time of such surrender or transfer with respect to such Precision Trust Units, and (ii) at the appropriate payment date, the amount of all dividends or other distributions with a record date after the Effective Time and prior to the time of such surrender or transfer and with a payment date subsequent to the time of such surrender or transfer payable with respect to such Precision Trust Units.

(d) After the Effective Time there shall be no transfers on the stock transfer books of Grey Wolf of the shares of Grey Wolf Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to Precision, the presented Certificates or Uncertificated Shares shall be cancelled and exchanged for Precision Trust Units, the cash portion of the Merger Consideration, and cash in lieu of fractional units and unpaid dividends or distributions, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article II.

(e) No fractional Precision Trust Units shall be issued pursuant to this Agreement. All fractional Precision Trust Units that a holder of shares of Grey Wolf Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest equal to such fraction of a Precision Trust Unit multiplied by the closing sale price of a Precision Trust Unit on the NYSE on the trading day immediately preceding the Effective Time.

(f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Certificates for Precision Trust Units) that remains undistributed to the former shareholders of Grey Wolf one year after the Effective Time shall be delivered to Precision. Any former shareholders of Grey Wolf who have not theretofore complied with this Section 2.9 shall thereafter look only to Precision for their Precision Trust Units, their cash portion of the Merger Consideration, and cash in lieu of fractional Precision Trust Units and for any unpaid dividends and distributions, if any, on the Precision Trust Units deliverable to such former shareholder pursuant to this Agreement.

(g) None of Precision, Grey Wolf, the Exchange Agent or any other Person shall be liable to any Person for any portion of the Exchange Fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Precision, the posting by such Person of a bond in such reasonable amount as Precision may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, Precision Trust Units, the cash portion of the Merger Consideration, and cash in lieu of fractional Precision Trust Units and unpaid dividends and distributions, if any, on the Precision Trust Units, as provided in this Section 2.9, deliverable in respect thereof pursuant to this Agreement.

(i) If any portion of the cash portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

Section 2.10  Adjustment of Exchange Ratio.  If, between the date of this Agreement and the Effective Time (and in each case, only as permitted by Section 5.2), the outstanding shares of Grey Wolf Common Stock or the outstanding Precision Trust Units shall have been increased, decreased, changed into or exchanged for a different number of shares or units or different class, in each case, by reason of any reclassification, recapitalization, stock or unit split, split-up, combination or exchange of shares or units or a stock or unit dividend or distribution or dividend or distribution payable in other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration (and as a result, the Exchange Ratio, the Per Share Unit Consideration, the Per Share Cash Consideration and any other similarly depending items) shall be appropriately adjusted to provide to the holders of Grey Wolf Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.11  Withholding.  Each of Precision and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person pursuant to this Article II such amounts as are required to be deducted or withheld under the Code, the Income Tax Act or any provision of state, local or foreign Tax Law with respect to the making of such payment (including withholding Precision Trust Units). Any such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of whom such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF GREY WOLF

As an inducement for Precision, PDC and Lobos to enter into this Agreement, Grey Wolf hereby makes the following representations and warranties to Precision, PDC and Lobos; provided, however, that such representations and warranties shall be subject to and qualified by: (a) the disclosure letter delivered by Grey Wolf to Precision as of the date hereof (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) (the “Grey Wolf Disclosure Letter”) (it being understood that (i) the disclosure of any fact or item in any section of the Grey Wolf Disclosure Letter shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section to the extent that such disclosure is made in a manner that makes its relevance to the other section reasonably apparent and (ii) the disclosure of any matter or item in the Grey Wolf Disclosure Letter shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality,” “Grey Wolf

Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item, alone or together with any other matter or item, would constitute a Grey Wolf Material Adverse Effect); and (b) information contained in the Grey Wolf Reports (excluding any exhibits thereto and excluding disclosures under “Risk Factors” and other forward-looking or predictive statements) filed with the SEC prior to the date hereof (but only to the extent that such disclosure on its face appears to constitute information that would reasonably be deemed a qualification or exception to the following representations and warranties).

Section 3.1  Corporate Existence; Good Standing; Corporate Authority.  Grey Wolf is a corporation duly incorporated, validly existing and in good standing under the Applicable Laws of the State of Texas. Grey Wolf is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership, operation or lease of its property or the nature of Grey Wolf’s business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect. Grey Wolf has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is currently being conducted. Grey Wolf has delivered to Precision true, accurate and complete copies of the Amended and Restated Articles of Incorporation (including any and all Certificates of Designations), as amended to date (the “Grey Wolf Charter”), and the Amended and Restated Bylaws of Grey Wolf, as amended to date (the “Grey Wolf Bylaws,” and together with the Grey Wolf Charter, the “Grey Wolf Charter Documents”), and each Grey Wolf Charter Document is in full force and effect, has not been amended or modified and has not been terminated, superseded or revoked. Grey Wolf is not in violation of the Grey Wolf Charter Documents.

Section 3.2  Authorization, Validity and Effect of Agreements.

(a) Grey Wolf has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements, instruments, certificates and documents contemplated hereunder (collectively, the “Related Documents”) to which it is, or will become, a party, to perform its obligations hereunder and thereunder and to consummate the Merger and all other transactions contemplated hereunder and thereunder, subject to the approval of the Grey Wolf Proposal by Grey Wolf’s shareholders. The execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Merger and the other transactions contemplated hereunder and thereunder have been duly authorized by all requisite corporate action on behalf of Grey Wolf, and no other corporate proceedings by Grey Wolf are necessary to authorize the execution and delivery of this Agreement or the Related Documents or to consummate the Merger and the other transactions contemplated hereunder or under the Related Documents, except for the approval of the Grey Wolf Proposal by Grey Wolf’s shareholders, the filing of the Certificate of Merger pursuant to the TBCA and the TCL and the Governmental Authority applications and approvals described in Section 3.6(b).

(b) This Agreement and each of the Related Documents to which Grey Wolf is a party have been or will be duly executed by Grey Wolf and, assuming the due authorization, execution and delivery hereof and thereof by Precision and Lobos to the extent a party hereof and thereof, constitute the valid and legally binding obligations of Grey Wolf, enforceable against Grey Wolf in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Applicable Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law). Grey Wolf has taken all action necessary to render the restrictions set forth in Article 13.03 of the TBCA inapplicable to this Agreement and the transactions contemplated hereby.

Section 3.3  Capitalization.

(a) The authorized capital stock of Grey Wolf consists of 500,000,000 shares of Grey Wolf Common Stock and 1,000,000 shares of Grey Wolf Preferred Stock, 200,000 shares of which have been designated as Grey Wolf Convertible Redeemable Preferred Stock and 250,000 shares of which have been designated as Series B Junior Participating Preferred Stock (the “Junior Preferred Stock”). As of the close of business on August 21, 2008, there were 198,271,783 issued and outstanding shares of Grey Wolf Common Stock (including 2,683,067 shares of

Grey Wolf Restricted Stock), 19,333,954 shares of Grey Wolf Common Stock held by Grey Wolf in its treasury, and no issued or outstanding shares of Grey Wolf Preferred Stock. The shareholders of Grey Wolf previously approved a 1996 Employee Stock Option Plan, as amended (the “Grey Wolf 1996 Plan”), and a 2003 Incentive Plan, as amended (the “Grey Wolf 2003 Plan”). As of August 21, 2008, 680,560 shares of Grey Wolf Common Stock were reserved for future issuance pursuant to outstanding Grey Wolf 1996 Options under the Grey Wolf 1996 Plan, 2,619,838 shares of Grey Wolf Common Stock were reserved for future issuance pursuant to outstanding Grey Wolf 2003 Options granted under the Grey Wolf 2003 Plan, 700,500 shares of Grey Wolf Common Stock were reserved for future issuances pursuant to outstanding Grey Wolf Options not granted under a plan and 178,938 shares of Junior Preferred Stock were reserved for future issuance pursuant to that certain Rights Agreement between Grey Wolf and American Stock Transfer and Trust dated September 21, 1998 (the “Grey Wolf Rights Agreement”). Pursuant to the Grey Wolf Rights Agreement, each outstanding share of Grey Wolf Common Stock is accompanied by one Junior Preferred Stock Purchase Right (the “Grey Wolf Rights”) entitling the holder thereof to purchase, subject to the terms and conditions thereof, Equity Interests of Grey Wolf. As of August 21, 2008, there were no shares of Grey Wolf Common Stock remaining available for the grant of awards under Grey Wolf 1996 Plan and 5,412,524 shares of Grey Wolf Common Stock remaining available for the grant of awards under Grey Wolf 2003 Plan. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Grey Wolf. All shares of Grey Wolf Common Stock are, and all shares of Grey Wolf Common Stock which may be issued and outstanding immediately prior to the Effective Time as permitted under this Agreement shall be when issued, duly authorized, validly issued, fully paid and nonassessable shares of Grey Wolf Common Stock and not subject to any preemptive rights.

(b) Grey Wolf has no outstanding bonds, debentures, promissory notes or other Indebtedness that are convertible into or exercisable for Equity Interests, except for Grey Wolf’s 3.75% Contingent Convertible Senior Notes due 2023 (the “Grey Wolf 3.75% Notes”) and Grey Wolf’s Floating Rate Contingent Convertible Senior Notes due 2024 (the “Grey Wolf Floating Rate Notes,” and together with the Grey Wolf 3.75% Notes, the “Grey Wolf Convertible Notes”). Grey Wolf has no outstanding bonds, debentures, promissory notes or other Indebtedness, the holders of which have the right to vote with the shareholders of Grey Wolf on any matter (collectively, the “Grey Wolf Voting Debt”). As of the date of this Agreement, except as set forth in this Section 3.3, Grey Wolf and the Grey Wolf Subsidiaries have not issued, sold, granted or delivered, are not obligated to issue, sell, grant or deliver (or to cause to be issued, sold, granted or delivered), and are not a party to any Contract or other obligation to issue, sell, grant or deliver, any Equity Interest (including, without limitation, any securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind pursuant to which a Person is entitled to acquire an Equity Interest) or Grey Wolf Voting Debt of any nature or any additional shares of capital stock or any other Equity Interest in Grey Wolf or any Grey Wolf Subsidiary. Section 3.3(b) of the Grey Wolf Disclosure Letter sets forth a true, correct and complete list of all outstanding Grey Wolf Options and Grey Wolf Restricted Stock as of August 21, 2008, including grantee name and exercise price (if any). Except under the respective terms of Grey Wolf Convertible Notes and the Grey Wolf Rights, there are no outstanding or authorized (i) contractual or other obligations of Grey Wolf or any of the Grey Wolf Subsidiaries to repurchase, redeem or otherwise acquire any Equity Interest of Grey Wolf or any of the Grey Wolf Subsidiaries or any such securities or agreements referred to in the prior sentence or (ii) voting trusts or similar agreements to which Grey Wolf or any of the Grey Wolf Subsidiaries is a party with respect to the voting of the capital stock of Grey Wolf or any of the Grey Wolf Subsidiaries.

(c) Grey Wolf has received from each of the directors and executive officers of Grey Wolf set forth on Schedule A an executed voting agreement substantially in the form attached hereto as Exhibit 3.3 (the “Grey Wolf Voting Agreements”). Grey Wolf has delivered to Precision true, correct and complete executed copies of the Grey Wolf Voting Agreements.

Section 3.4  Subsidiaries.

(a) Each Grey Wolf Subsidiary is a corporation, limited partnership or other legal entity duly organized or constituted and validly existing under the Applicable Laws of its jurisdiction of incorporation, organization or formation. Each Grey Wolf Subsidiary has all requisite corporate, limited liability company, partnership or other business power and authority to own or lease and operate its properties and assets and to carry on its business as currently conducted, except (with respect to foreign Grey Wolf Subsidiaries only) as would have an immaterial effect on Grey Wolf and the Grey Wolf Subsidiaries, taken as a whole. Each Grey Wolf Subsidiary is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership or lease and operation of its property or the nature of its business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect. All of the outstanding shares of capital stock of, or other Equity Interests in, each Grey Wolf Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by Grey Wolf (except for Equity Interests representing an immaterial ownership required under the Applicable Laws of any foreign jurisdiction to be owned by others), free and clear of all Liens, except for Permitted Liens and Liens granted under the Grey Wolf Credit Agreement.

(b) Section 3.4(b) of the Grey Wolf Disclosure Letter sets forth all Grey Wolf Subsidiaries and the percentage Equity Interest of such Grey Wolf Subsidiary held, directly or indirectly, by Grey Wolf. Grey Wolf’s Subsidiaries are not in violation of their respective Grey Wolf Subsidiary Charter Documents.

Section 3.5  Compliance with Laws; Permits.  Except for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect, and except for (x) matters relating to Taxes, which are treated exclusively in Section 3.10, (y) matters relating to Grey Wolf Benefit Plans, which are treated exclusively under Section 3.11 and (z) matters arising under Environmental, Health and Safety Laws, which are treated exclusively in Section 3.13:

(a) Neither Grey Wolf nor any Grey Wolf Subsidiary is in violation of any Applicable Law relating to the ownership or operation of any of its assets or businesses, and no Claim is pending or, to the knowledge of Grey Wolf, threatened with respect to any such matters;

(b) Grey Wolf and each Grey Wolf Subsidiary hold all permits, licenses, certifications, variations, exemptions, Orders, franchises, registrations, filings, approvals, authorizations or other required grant of operating authority required by any Governmental Authority necessary for the conduct of their respective businesses (the “Grey Wolf Permits”). All Grey Wolf Permits are in full force and effect and there exists no default thereunder or breach thereof, and Grey Wolf has no notice or knowledge that such Grey Wolf Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the knowledge of Grey Wolf, threatened to give, notice of any action to terminate, cancel or reform any Grey Wolf Permits; and

(c) Grey Wolf and each Grey Wolf Subsidiary possess all Grey Wolf Permits required for the present ownership or lease, as the case may be, and operation of all Grey Wolf Real Property, and there exists no default or breach with respect to, and no Person, including any Governmental Authority, has taken or, to the knowledge of Grey Wolf, threatened to take, any action to terminate, cancel or reform any such Grey Wolf Permit pertaining to Grey Wolf Real Property.

Section 3.6  No Conflict; Consents.

(a) Except as disclosed in Section 3.6(a) of the Grey Wolf Disclosure Letter, the execution and delivery by Grey Wolf of this Agreement and the Related Documents, the performance of the obligations of Grey Wolf hereunder and thereunder and the consummation by Grey Wolf of the Merger and the other transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will not (i) conflict with or result in a breach of any provisions of the Grey Wolf Charter Documents, (ii) conflict with or result in a breach of any provisions of the Grey Wolf Subsidiary Charter Documents, (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, impair Grey Wolf’s rights under, alter the rights or obligations of third parties under, result in the termination of or in a right of termination or cancellation of, give rise to a right of purchase under, or accelerate the performance required by, any Grey Wolf Material Contract or other Contract, (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Grey Wolf or the Grey Wolf Subsidiaries under any Grey Wolf Material Contract or by which Grey Wolf or the Grey Wolf Subsidiaries or any of their properties is bound or affected, (v) result in any Grey Wolf Material Contract being declared void, voidable, or without further binding effect, (vi) otherwise result in a detriment to Grey Wolf or any of the Grey Wolf Subsidiaries under any of the terms, conditions or provisions of any Grey Wolf Material Contract or other Contract by which Grey Wolf or any of the Grey Wolf Subsidiaries is bound or to which any of their properties is subject or (vii) (assuming that the consents and approvals referred to in Section 3.6(b) are duly and timely made or obtained and that the Grey Wolf Proposal is approved by the requisite vote of the Grey Wolf shareholders) contravene, conflict with or constitute a violation of any provision of any Applicable Law binding upon or applicable to Grey Wolf or any of the Grey Wolf Subsidiaries, other than, in the cases of clauses (ii) through (vii), any such violations, conflicts, breaches, defaults, impairments, alterations, terminations, cancellations, purchase rights, accelerations, Liens, voidings or detriments that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect.

(b) Neither the execution and delivery by Grey Wolf of this Agreement or any Related Document nor the consummation by Grey Wolf of the Merger and the other transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, notice to or filing or registration with any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Texas and appropriate documents required to be filed as a result of the Merger with the relevant Governmental Authorities in the states and foreign jurisdictions in which Grey Wolf, Lobos or any other Grey Wolf Subsidiary is qualified to conduct business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and the filing and effectiveness of the Registration Statement, (iii) filings required under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), including the filing of forms and other documents with the FTC and the Antitrust Division of the DOJ as required by the HSR Act (“Notification and Report Forms”), (iv) filings required under federal and state securities or “Blue Sky” laws, applicable non-U.S. laws or the rules of the AMEX or NYSE and (v) any other applicable filings or notifications under the antitrust, competition or similar Applicable Laws of foreign jurisdictions ((i), (ii), (iii), (iv) and (v) collectively, the “Grey Wolf Regulatory Filings”), except for any failures to obtain any such consent, approval or authorization or to make any such filing, notification or registration that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect.

Section 3.7  SEC Documents.

(a) Grey Wolf has filed with the SEC all documents required to be so filed by it since January 1, 2007 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to Precision each registration statement, periodic or other report, proxy statement, schedule or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Grey Wolf Reports”). As used in this Section 3.7, the term “file” shall include any reports on Form 8-K furnished to the SEC. As of its respective date or, if amended by a subsequent filing prior to the date hereof, on the date of such filing, each Grey Wolf Report complied in all material respects with the applicable requirements of the Exchange Act, SOX and the rules and regulations thereunder and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Grey Wolf Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Grey Wolf and the Grey Wolf Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in shareholders’ equity included in or incorporated by reference into the Grey Wolf Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in shareholders’ equity, as the case may be, of Grey Wolf and the Grey Wolf Subsidiaries for the periods set forth therein (such consolidated balance sheets and consolidated statements of operations, cash flows and changes in shareholders’ equity, each including the notes and schedules thereto, the “Grey Wolf Financial Statements”). The Grey Wolf Financial Statements (i) complied as to form in all material respects with the published rules and regulations of the SEC and (ii) were prepared in accordance with U.S. GAAP consistently applied during the periods involved, except as may be noted in the Grey Wolf Financial Statements or as permitted by Form 10-Q or Form 8-K.

(b) Grey Wolf has not entered into or modified any loans or arrangements with its officers and directors in violation of Section 402 of SOX. Grey Wolf has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Grey Wolf’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Grey Wolf in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Grey Wolf as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. The management of Grey Wolf has completed its assessment of the effectiveness of Grey Wolf’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended December 31, 2007, and such assessment concluded that such controls were effective. To the knowledge of Grey Wolf, it has disclosed, based on its most recent evaluations, to Grey Wolf’s outside auditors and the audit committee of the Grey Wolf Board (i) all significant deficiencies in the design or operation of internal controls over financial reporting and any material weaknesses, which have more than a remote chance to materially adversely affect Grey Wolf’s ability to record, process, summarize and report financial data (as defined in Rule 13a-15(f) of the Exchange Act) and (ii) any fraud, regardless of whether material, that involves management or other employees who have a significant role in Grey Wolf’s internal controls over financial reporting.

(c) Since January 1, 2007, to the knowledge of Grey Wolf, neither Grey Wolf nor any of the Grey Wolf Subsidiaries nor any director, officer, employee, auditor, accountant or representative of Grey Wolf or any of the Grey Wolf Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Grey Wolf or any of the Grey Wolf Subsidiaries, including any material complaint, allegation, assertion or Claim that Grey Wolf or any of the Grey Wolf Subsidiaries has a “material weakness” (as such terms are defined in the Public Accounting Oversight Board’s Auditing Standard No. 2, as in effect on the date hereof), in Grey Wolf’s internal controls over financial reporting.

Section 3.8  Litigation.  Except (a) matters relating to Tax matters, which are treated exclusively under Section 3.10, (b) matters relating to Grey Wolf Benefit Plans, which are treated exclusively under Section 3.11 and (c) matters arising under Environmental, Health and Safety Laws, which are treated exclusively under Section 3.13, there is no litigation, arbitration, mediation, action, suit, Claim, proceeding or investigation, whether legal or administrative, pending against Grey Wolf or any of the Grey Wolf Subsidiaries or, to Grey Wolf’s knowledge, threatened against Grey Wolf or any of the Grey Wolf Subsidiaries or any of their respective assets, properties or operations, at Applicable Law or in equity, before or by any Governmental Authority or any Order of any Governmental Authority that, individually or in the aggregate, and taking into consideration the aggregate amounts reserved for any such matters in Grey Wolf’s consolidated balance sheet at December 31, 2007, has had or caused or would reasonably be expected to have or cause a Grey Wolf Material Adverse Effect.

Section 3.9  Absence of Certain Changes.  From December 31, 2007 to the date of this Agreement, except as described in the Grey Wolf Reports, there has not been (a) any event or occurrence that has had or caused or would reasonably be expected to have or cause a Grey Wolf Material Adverse Effect, (b) any material change by Grey Wolf or any of the Grey Wolf Subsidiaries, when taken as a whole, in any of its accounting methods, principles or practices or any of its Tax methods, practices or elections, (c) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock or other Equity Interest of Grey Wolf or any redemption, purchase or other acquisition of any of its Equity Interests except for repurchases of Grey Wolf Common Stock pursuant to Grey Wolf’s previously announced stock repurchase program and shares of Grey Wolf Common Stock that were withheld to satisfy federal withholding requirements upon vesting of Grey Wolf Restricted Stock, or (d) except in the ordinary course of business consistent with past practices, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan.

Section 3.10  Taxes.

(a) Except for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect:

(i) The Grey Wolf Companies have timely filed, or have caused to be timely filed on their behalf, all Tax Returns required to be filed by or on behalf of the Grey Wolf Companies (including any Tax Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included the Grey Wolf Companies) in the manner prescribed by Applicable Law. All such Tax Returns are complete and correct. The Grey Wolf Companies have timely paid (or Grey Wolf has paid on each Grey Wolf Subsidiary’s behalf) all Taxes due and owing, and, in accordance with U.S. GAAP, the most recent Grey Wolf Financial Statements contained in the Grey Wolf Reports reflect a reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by the Grey Wolf Companies for all Taxable periods and portions thereof through the date of such Grey Wolf Financial Statements.

(ii) No Tax Return of the Grey Wolf Companies is under audit or examination by any Tax Authority, and no written or, to the knowledge of Grey Wolf, unwritten notice of such an audit or examination has been received by the Grey Wolf Companies. There is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Grey Wolf Companies.

(iii) Since December 31, 2007, the Grey Wolf Companies have not made or rescinded any election relating to Taxes or settled or compromised any Claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any Taxes, or, except as may be required by Applicable Law, made any change to any of their methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of their most recently filed federal Tax Returns.

(iv) The Grey Wolf Companies do not have any liability for any Tax under Treasury Regulation Section 1.1502-6 or any similar provision of any other Tax Law, except for Taxes of the Grey Wolf Companies and the affiliated group of which Grey Wolf is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of any other Tax Law.

(v) There is no agreement or other document extending, or having the effect of extending, the period of assessment or collection of any material Taxes and no power of attorney with respect to any such Taxes has been executed or filed with any Tax Authority by or on behalf of the Grey Wolf Companies.

(vi) Except for statutory Liens for Taxes not yet due, no Liens for Taxes exist with respect to any assets or properties of the Grey Wolf Companies.

(vii) Except for any agreements or arrangements (A) with customers, vendors, lessors or similar persons entered into in the ordinary course of business or (B) among the Grey Wolf Companies, none of the Grey Wolf Companies is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or agreement or arrangement with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Tax Authority).

(viii) The Grey Wolf Companies have complied with all Applicable Law relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 3402 of the Code or similar provisions of any other Tax Law) and have, within the time and the manner prescribed by applicable Tax Law, withheld from and paid over to the proper Tax Authorities all amounts required to be so withheld and paid over under applicable Tax Law.

(ix) None of the Grey Wolf Companies is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(x) None of the Grey Wolf Companies shall be required to include in a Taxable period ending after the Closing Date any item of income that accrued in a prior Taxable period but was not recognized in any prior Taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of any other Tax Law.

(xi) None of the Grey Wolf Companies has participated in any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4.

(b) Since December 31, 2005, none of the Grey Wolf Companies has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(c) None of the Grey Wolf Companies knows of any fact, agreement, plan, or other circumstance, or has taken or failed to take any action, that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(d) Grey Wolf will qualify as a corporation under the Code and applicable Treasury Regulations from the date hereof until the Effective Time of the Merger.

Section 3.11  Employee Benefit Plans.

(a) Section 3.11(a) of the Grey Wolf Disclosure Letter contains a list of all Grey Wolf Benefit Plans. Grey Wolf has provided or made available to Precision true and complete copies of the Grey Wolf Benefit Plans and, if applicable, all amendments thereto, the most recent trust agreements, the Forms 5500 for the prior three years, the most recent Internal Revenue Service (the “IRS”) determination or opinion letters, summary plan descriptions, any summaries of material modifications provided to participants since the most recent summary plan descriptions, material notices to participants, funding statements, annual reports and actuarial reports, if applicable, and all correspondence with any Governmental Authority for each Grey Wolf Benefit Plan.

(b) To the extent applicable, the Grey Wolf Benefit Plans comply in all material respects with the requirements of ERISA and the Code or with the Applicable Laws and regulations of any applicable jurisdiction, and any Grey Wolf Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or, if applicable, an opinion letter) and such letter has not been revoked; all required amendments since the issuance of such favorable determination letter from the IRS have been made and no amendments have been made which would reasonably be expected to result in the disqualification of any of such Grey Wolf Benefit Plans; the Grey Wolf Benefit Plans have been maintained and operated in compliance in all material respects with their terms; to Grey Wolf’s knowledge, there are no breaches of fiduciary duty in connection with the Grey Wolf Benefit Plans for which Grey Wolf could be liable; there are no pending or, to Grey Wolf’s knowledge, threatened Claims against or otherwise involving any Grey Wolf Benefit Plan that, individually or in the aggregate, have had or caused or would reasonably be expected to have or cause a Grey Wolf Material Adverse Effect, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of the Grey Wolf Benefit Plan activities) has been brought against or with respect to any such Grey Wolf Benefit Plan for which Grey Wolf could be liable that, individually or in the aggregate, have had or caused or would reasonably be expected to have or cause a Grey Wolf Material Adverse Effect; all material contributions required to be made as of the date hereof to Grey Wolf Benefit Plans have been made or have been properly accrued and are reflected in the Grey Wolf Financial Statements as of the date thereof.

(c) Neither Grey Wolf nor any of the Grey Wolf Subsidiaries or ERISA Affiliates contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to or has any material liability, contingent or otherwise, with respect to, (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any plan that is covered by Title IV of ERISA, (iii) any plan subject to Section 412 of the Code or (iv) any plan funded by a “voluntary employees’ benefits association” within the meaning of Section 501(c)(9) of the Code.

(d) Except for the Grey Wolf Benefits Plans set forth in Section 3.11(d) of the Grey Wolf Disclosure Letter, no Grey Wolf Benefit Plan maintained by the Grey Wolf Companies provides medical, surgical, hospitalization, death or similar benefits (regardless of whether insured) for employees or former employees of Grey Wolf or any Grey Wolf Subsidiary for periods extending beyond their retirement or other termination of service other than coverage mandated by Applicable Law.

(e) All accrued material obligations of Grey Wolf and the Grey Wolf Subsidiaries, whether arising by operation of Applicable Law, Contract, or past custom, for compensation and benefits, including, but not limited to, bonuses and accrued vacation, and benefits under Grey Wolf Benefit Plans, have been paid or adequate accruals for such obligations are reflected on the Grey Wolf Financial Statements as of the date thereof.

(f) Section 3.11(f) of the Grey Wolf Disclosure Letter sets forth an accurate and complete list of each Grey Wolf Benefit Plan (and the particular circumstances described in this Section 3.11(f) relating to such Grey Wolf Benefit Plan) under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event, such as termination of employment), result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of Grey Wolf or any of the Grey Wolf Subsidiaries.

(g) Section 3.11(g) of the Grey Wolf Disclosure Letter contains a description that is accurate and correct in all material respects of all amounts estimated to be paid or payable (whether in cash, in property, or in the form of benefits, accelerated cash, property, or otherwise) in connection with the transactions contemplated hereby (solely as a result thereof) that were or will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(h) Each Grey Wolf Benefit Plan which is or reasonably could be determined to be an arrangement subject to Section 409A of the Code has been operated in good faith compliance with Section 409A of the Code since January 1, 2005 and has been, or may be, timely amended with the consent of the participant, if necessary, to comply in good faith with Section 409A of the Code and any applicable guidance, whether proposed or final, issued by the IRS with respect thereto.

(i) No Grey Wolf Benefit Plan is a multiple employer plan within the meaning of Section 413(c) of the Code.

(j) No Grey Wolf Benefit Plan that is not subject to ERISA has any material liabilities thereunder which are not otherwise fully funded, if applicable, or properly accrued and reflected under the Grey Wolf Financial Statements as of the date thereof.

(k) No Grey Wolf Benefit Plan holds any “qualifying employer securities” or “qualifying employer real estate” within the meaning of ERISA.

(l) With respect to all Grey Wolf Benefit Plans subject to the Applicable Laws of any jurisdiction outside the U.S. (“International Plans”), (i) to Grey Wolf’s knowledge, the International Plans have been maintained in all material respects in accordance with all Applicable Law, (ii) if intended to qualify for special Tax treatment, the International Plans meet the requirements for such treatment in all material respects, (iii) if intended to be funded and/or book-reserved, the International Plans are fully funded and/or book-reserved based upon reasonable actuarial assumptions, and (iv) no liability which would be material to Grey Wolf and the Grey Wolf Subsidiaries, taken as a whole, exists or reasonably could be imposed upon the assets of

Grey Wolf or any of the Grey Wolf Subsidiaries by reason of such International Plans, other than to the extent reflected on Grey Wolf’s balance sheet as contained in Grey Wolf’s Form 10-K for the year ended December 31, 2007.

Section 3.12  Labor Matters.

(a) Except as disclosed in Section 3.12 of the Grey Wolf Disclosure Letter, as of the date of this Agreement, (i) neither Grey Wolf nor any of the Grey Wolf Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar Contract, agreement or understanding with a labor union or similar labor organization and (ii) to Grey Wolf’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect, (i) neither Grey Wolf nor any Grey Wolf Subsidiary has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, Applicable Laws, ordinances, rules, regulations, Orders or directives with respect to the employment of individuals by, or the employment practices of, Grey Wolf or any Grey Wolf Subsidiary, or the work conditions, terms and conditions of employment, wages or hours of their respective businesses, (ii) there are no unfair labor practice charges or other employee related complaints against Grey Wolf or any Grey Wolf Subsidiary pending or, to the knowledge of Grey Wolf threatened, before any Governmental Authority by or concerning the employees working in their respective businesses, and (iii) there is no labor dispute, strike, slowdown or work stoppage against Grey Wolf or any of the Grey Wolf Subsidiaries or, to the knowledge of Grey Wolf, pending or threatened against Grey Wolf or any of the Grey Wolf Subsidiaries.

Section 3.13  Environmental Matters.  Except for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect:

(a) Grey Wolf and each Grey Wolf Subsidiary has been and is in compliance with all applicable Environmental, Health and Safety Laws and possesses and is in compliance with any permits or licenses required under Environmental, Health and Safety Laws. To the knowledge of Grey Wolf, there are no past or present facts, conditions or circumstances that interfere with or preclude, or could interfere with or preclude if known to a Governmental Authority, the conduct of any of their respective businesses as now conducted or which interfere with continued compliance with applicable Environmental, Health and Safety Laws.

(b) No proceedings or investigations brought by any Governmental Authority or other Person are pending or, to the knowledge of Grey Wolf, threatened against Grey Wolf or the Grey Wolf Subsidiaries that allege the violation of, or seek to impose liability pursuant to any Environmental, Health and Safety Laws, or seek to revoke or modify any permit or license issued to Grey Wolf or a Grey Wolf Subsidiary, and, to the knowledge of Grey Wolf, there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or former) businesses, assets or properties of Grey Wolf or any Grey Wolf Subsidiary, including, but not limited to, any on-site or off-site disposal, release or spill of any Hazardous Materials, which constitute a material violation of, or liability pursuant to, Environmental, Health and Safety Laws or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any investigation, cleanup, remediation, disposal or corrective action under any Environmental, Health and Safety Laws, (ii) claims arising for personal injury, property damage or damage to natural resources, (iii) fines, penalties or injunctive relief, or (iv) an action to revoke or modify any permit or license issued to Grey Wolf or a Grey Wolf Subsidiary.

(c) Neither Grey Wolf nor any of the Grey Wolf Subsidiaries has (i) received any written notice of noncompliance with, violation of, or liability or potential liability under any Environmental, Health and Safety Laws or (ii) entered into or become subject to any consent decree, Order or agreement with any Governmental Authority or other Persons pursuant to any Environmental, Health and Safety Laws or relating to the investigation, cleanup, remediation or disposal of, or the taking of corrective action in relation to, any Hazardous Materials.

Section 3.14  Intellectual Property.  Except for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect, (a) the products, services and operations of Grey Wolf and the Grey Wolf Subsidiaries do not infringe upon, violate or misappropriate the Intellectual Property of any Third Party, (b) Grey Wolf and the Grey Wolf Subsidiaries own or possess valid licenses or other valid rights to use the Intellectual Property that Grey Wolf and the Grey Wolf Subsidiaries use, exercise or exploit in, or that may be necessary or desirable for, their businesses as currently being conducted, free and clear of all Liens (other than Permitted Liens), and (c) to the knowledge of Grey Wolf, there is no infringement of any Intellectual Property owned by or licensed by or to Grey Wolf or any of the Grey Wolf Subsidiaries. To Grey Wolf’s knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property of Grey Wolf or any Grey Wolf Subsidiary by any Person, including, without limitation, any employee or independent contractor (present or former) of Grey Wolf or any Grey Wolf Subsidiary, that, individually or in the aggregate, has had or caused or would reasonably be expected to have or cause a Grey Wolf Material Adverse Effect.

Section 3.15  Insurance.  Except for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect:

(a) Grey Wolf and the Grey Wolf Subsidiaries maintain and will maintain through the Closing Date the insurance coverages summarized in its Annual Report on Form 10-K for the year ended December 31, 2007, except for certain changes in such coverages since December 31, 2007 as set forth in Section 3.15(a) of the Grey Wolf Disclosure Letter. In addition, there is no material default with respect to any provision contained in any such policy or binder, and none of the Grey Wolf Companies has failed to give any notice or present any claim under any such policy or binder in a timely fashion.

(b) To the knowledge of Grey Wolf, no event relating specifically to Grey Wolf or the Grey Wolf Subsidiaries (as opposed to events affecting the drilling service industry in general) has occurred that is reasonably likely, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Neither Grey Wolf nor any of the Grey Wolf Subsidiaries have received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance policies. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been cancelled by the insurer within one year prior to the date hereof, and to Grey Wolf’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any current insurance policy of Grey Wolf or any Grey Wolf Subsidiary.

Section 3.16  No Brokers.  Neither Grey Wolf nor any of the Grey Wolf Subsidiaries has entered into any Contract with any Person that may result in the obligation of Grey Wolf, Precision or any of their respective Subsidiaries to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Grey Wolf has retained UBS Securities LLC as its financial advisor, the fee and expense reimbursement arrangements with which have been disclosed in writing to Precision prior to the date hereof.

Section 3.17  Opinion of Financial Advisor.  The Grey Wolf Board has received the opinion of UBS Securities LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to various assumptions, matters considered and limitations described in the opinion, the Merger Consideration to be received by holders of Grey Wolf Common Stock, taken in the aggregate, is fair, from a financial point of view, to such holders.

Section 3.18  Precision Trust Unit Ownership.  Neither Grey Wolf nor any of the Grey Wolf Subsidiaries owns any Precision Trust Units or any other securities convertible into or otherwise exercisable to acquire Precision Trust Units.

Section 3.19  Vote Required; Board of Director Approval.  Under Texas law and the rules of the AMEX, the only vote of the holders of any class or series of Grey Wolf Equity Interests necessary to approve the Grey Wolf Proposal is the affirmative vote in favor of the Merger by the holders of a majority of the issued and outstanding shares of Grey Wolf Common Stock (the “Required Grey Wolf Vote”). As of or prior to the date of this Agreement, the Grey Wolf Board has, by resolutions duly and unanimously adopted at a meeting of all directors on the Grey Wolf Board, which meeting was duly called and held, (a) determined that the Merger is advisable and in the best interests of Grey Wolf and Grey Wolf’s shareholders, (b) approved the Merger and this Agreement and (c) recommended that the shareholders of Grey Wolf approve this Agreement and directed that the Grey Wolf Proposal be submitted to the shareholders of Grey Wolf at the Meeting.

Section 3.20  Ownership and Condition of Assets.

(a) As of the date hereof, Grey Wolf or a Grey Wolf Subsidiary has good and valid title to the assets of the Grey Wolf Companies including the drilling rigs listed in Section 3.20(a) of the Grey Wolf Disclosure Letter, other than defects or irregularities of title that do not materially impair the ownership or operation of such assets and in each case free and clear of all Liens, except for Permitted Liens, Liens securing the Grey Wolf Credit Agreement or Liens that have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect.

(b) The assets of the Grey Wolf Companies are in good operating condition except for: (i) normal maintenance and repair requirements and normal wear and tear, (ii) warm-stacked rigs or cold-stacked rigs identified as such as of the date of this Agreement in Section 3.20(b) of the Grey Wolf Disclosure Letter, and (iii) as would not, when taken together with the matters described in the immediately preceding clauses (i) and (ii), have a Grey Wolf Material Adverse Effect.

Section 3.21  Undisclosed Liabilities.  Neither Grey Wolf nor any of the Grey Wolf Subsidiaries has any liabilities or obligations of any nature, regardless of whether fixed, accrued, contingent or otherwise, except liabilities and obligations that (a) are fully reflected or reserved against in the Grey Wolf Financial Statements included in the Grey Wolf Reports or described in the Grey Wolf Reports filed prior to the date hereof, (b) liabilities and obligations arising under this Agreement and the transaction contemplated by this Agreement, (c) liabilities or obligations incurred in the ordinary course of business consistent with past practices since December 31, 2007, and (d) liabilities and obligations that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect.

Section 3.22   Material Contracts.

(a) Section 3.22(a) of the Grey Wolf Disclosure Letter contains a list of all of the following Contracts or agreements (other than those set forth on an exhibit index in the Grey Wolf Reports filed prior to the date of this Agreement) to which Grey Wolf or any Grey Wolf Subsidiary is a party or by which any of them is bound as of the date of this Agreement (other than this Agreement or any Related Document): (i) any non-competition agreement or non-solicitation agreement or non-hire agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses are conducted or would purport to bind Grey Wolf, Precision or any of their Affiliates; (ii) any hedging agreements by which any of the assets of Grey Wolf or any Grey Wolf Subsidiary are bound, in an aggregate amount in excess of $1 million; (iii) any Contract granting any Person registration or other purchase or sale rights with respect to any Equity Interest in Grey Wolf or any Grey Wolf Subsidiary; (iv) any voting agreement relating to any Equity Interest of Grey Wolf or any Grey Wolf Subsidiary; (v) any Contract outside the ordinary course to which Grey Wolf or any Grey Wolf Subsidiary is a party that entitles the other party or parties thereto to receive the benefits thereof without incurring the obligation to pay for same within sixty days after services are provided; (vi) any Contract outside the ordinary course between Grey Wolf or any Grey Wolf Subsidiary and any current or former Affiliate of Grey Wolf; (vii) any drilling rig construction or conversion Contract with respect to which the drilling rig has not been delivered and paid for; (viii) any drilling Contracts of one year or greater in remaining duration; (ix) any Contract or agreement for the borrowing of money with a borrowing capacity or outstanding Indebtedness of $2 million or more; or (x) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all Contracts or agreements of the types described in clauses (i) through (x), regardless of whether listed in Section 3.22(a) of the Grey Wolf Disclosure Letter and regardless of whether in effect as of the date of this Agreement, being referred to herein as “Grey Wolf Material Contracts”).

(b) As of the date of this Agreement, each of the Grey Wolf Material Contracts is, to the knowledge of Grey Wolf, in full force and effect. Except for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect, neither Grey Wolf nor any of the Grey Wolf Subsidiaries knows of, or has received written notice of, any breach or violation of, or default under (nor, to the knowledge of Grey Wolf and the Grey Wolf Subsidiaries, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Grey Wolf Material Contract, or has received written notice of the desire of the other party or parties to any such Grey Wolf Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Contract or exercise remedies thereunder.

Section 3.23   State Takeover Statutes.  Grey Wolf has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by Precision with its obligations hereunder and the accuracy of the representations and warranties made by Precision herein, no “business combination,” “moratorium,” “fair price,” “control share acquisition,” or other state antitakeover statute or regulation, nor any takeover-related provision in the Grey Wolf Charter Documents, would apply to this Agreement, any Related Documents or the Merger.

Section 3.24  Improper Payments.  Except for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect: (a) no funds, assets or properties of Grey Wolf or its Affiliates have been used or offered for illegal purposes; (b) no accumulation or use of any funds, assets or properties of Grey Wolf or its Affiliates has been made without being properly accounted for in the financial books and records of Grey Wolf or its Affiliates; (c) all payments by or on behalf of Grey Wolf or its Affiliates have been duly and properly recorded and accounted for in their financial books and records and such books and records accurately and fairly reflect all transactions and dispositions of the assets of Grey Wolf and its Affiliates; (d) Grey Wolf has devised and maintained systems that provide reasonable assurances that transactions are and have been executed in accordance with management’s general or specific authorization; (e) neither Grey Wolf nor any of its Affiliates, nor any director, officer, agent, employee or other Person associated with or acting on behalf of Grey Wolf or its Affiliates, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or payment of anything of value relating to political activity, (ii) made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or shareholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of the foregoing, (iii) violated or is in violation of any provision of the FCPA or any similar Applicable Laws or (iv) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of Grey Wolf’s or its Affiliates’ businesses; (f) none of Grey Wolf, any of its Affiliates or any agent of any of them has received any bribes, kickbacks or other improper payments from vendors, suppliers or other Persons; and (g) Grey Wolf has no knowledge that any payment made to a Person would be or has thereafter been offered, given or provided to any foreign official, political party or official thereof, or to any candidate for public office.

Section 3.25  Amendment to Grey Wolf Rights Agreement.  Grey Wolf has amended or taken other action under the Grey Wolf Rights Agreement so that (i) all changes to the Grey Wolf Rights Plan implemented by Amendment No. 1 thereto have been rescinded and (ii) none of the execution and delivery of this Agreement or any Related Document or the consummation of the Merger or any other transaction contemplated hereby or by a Related Document will cause the Grey Wolf Rights to become exercisable under the Grey Wolf Rights Agreement and will terminate the Grey Wolf Rights Agreement at the Closing.

Grey Wolf has delivered to Precision a true, accurate and complete copy of the Grey Wolf Rights Agreement, as amended to date.

Section 3.26  Canadian Assets and Operations.  As of December 31, 2007, the Grey Wolf Companies did not have (i) assets in Canada with an aggregate value in excess of Cdn.$50 million or (ii) gross revenues from sales in or from Canada generated from the assets in Canada described in (i) above in excess of Cdn.$50 million, in each case as determined in accordance with the Competition Act.

Section 3.27  No Orders.  No Order having the effect of suspending the sale of, or ceasing the trading of, the Grey Wolf Common Stock or any other securities of Grey Wolf has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Grey Wolf, are contemplated or threatened under any Applicable Laws or by any other Governmental Authority.

Section 3.28  Investment Company Act.  Grey Wolf is not registered and is not required to be registered as an investment company pursuant to the United States Investment Company Act of 1940, as amended.

Section 3.29  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, neither Grey Wolf nor any other Person makes any other express or implied representation or warranty on behalf of Grey Wolf or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PRECISION, PDC AND LOBOS

As an inducement for Grey Wolf to enter into this Agreement, Precision, PDC and Lobos hereby jointly and severally make the following representations and warranties to Grey Wolf; provided, however, that such representations and warranties shall be subject to and qualified by: (a) the disclosure letter delivered by Precision and PDC to Grey Wolf as of the date hereof (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) (the “Precision Disclosure Letter”) (it being understood that (i) the disclosure of any fact or item in any section of the Precision Disclosure Letter shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section to the extent that such disclosure is made in a manner that makes its relevance to the other section reasonably apparent and (ii) the disclosure of any matter or item in the Precision Disclosure Letter shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality,” “Precision Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item, alone or together with any other matter or item, would constitute a Precision Material Adverse Effect) and (b) information contained in the Precision Reports (excluding any exhibits thereto and excluding disclosures under “Risk Factors” and other forward-looking or predictive statements) filed with the SEC or the Canadian Securities Regulatory Authorities or SEDAR prior to the date hereof (but only to the extent that such disclosure on its face appears to constitute information that would reasonably be deemed a qualification or exception to the following representations and warranties).

Section 4.1  Existence; Good Standing; Authority.  Precision is an unincorporated open-ended investment trust duly formed and validly existing under the Applicable Laws of the Province of Alberta, Canada. Precision has all requisite trust power and authority, to own or lease and operate its properties and assets and to carry on its business as it is currently being conducted. Precision has delivered to Grey Wolf a true, accurate and complete copy of the Precision Declaration of Trust and the Precision Declaration of Trust is in full force and effect, has not been amended or modified and has not been terminated, superseded or revoked. Lobos has delivered to Grey Wolf true, accurate and complete copies of the Lobos Charter Documents. Each Lobos Charter Document is in full force and effect, has not been amended or modified and has not been terminated, superseded or revoked. PDC has delivered to Grey Wolf a true, accurate and complete copy of the PDC Articles of Amalgamation and the Bylaws, each as amended to the date hereof (the “PDC Charter Documents”) and each PDC Charter Document is in full force and effect, has not been amended or modified and has not been terminated, superseded or revoked. Precision and PDC have delivered to Grey Wolf a true, accurate and complete copy of the Administration Agreement and the Administration Agreement is in full force and effect, has not been amended or modified and has not been terminated, superseded or revoked. Precision is not in violation of the Precision Declaration of Trust or the Administration Agreement. Lobos is not in violation of the Lobos Charter Documents. PDC is not in violation of the PDC Charter Documents or the Administration Agreement.

Section 4.2  Authorization, Validity and Effect of Agreements.

(a) Each of Precision, PDC and Lobos has the requisite trust or corporate power and authority, as the case may be, to execute and deliver this Agreement and the Related Documents to which it is, or will become, a party, to perform its obligations hereunder and thereunder and to consummate the Merger and all other transactions contemplated hereunder and thereunder. The execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Merger and the other transactions contemplated hereunder and thereunder have been duly authorized by all requisite trust or corporate action, as the case may be, on behalf of Precision, PDC and Lobos, and no other trust or corporate proceedings, as the case may be, by Precision, PDC or Lobos are necessary to authorize the execution and delivery of this Agreement or the Related Documents or to consummate the Merger and the other transactions contemplated hereunder or under the Related Documents, except for, the filing of the Certificate of Merger pursuant to the TBCA and the TCL and the Governmental Authority applications and approvals described in Section 4.6(b). No vote or consent of the unitholders or shareholders of Precision or any other Precision Subsidiary (as the case may be), other than Lobos (which has been obtained on or before the date of this Agreement), is required under Applicable Law or the rules of the NYSE or TSX for the execution, delivery and performance of this Agreement and the consummation of the Merger.

(b) This Agreement and each of the Related Documents to which each of Precision, PDC and Lobos is a party have been or will be duly executed by or on behalf of each of Precision, PDC and Lobos and, assuming the due authorization, execution and delivery hereof and thereof by Grey Wolf to the extent a party hereof and thereof, constitute the valid and legally binding obligations of Precision, PDC and Lobos enforceable against each of Precision, PDC and Lobos, in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Applicable Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 4.3  Capitalization.

(a) The aggregate number of Precision Trust Units and Precision Special Voting Units authorized to be issued by Precision is unlimited. As of the close of business on August 22, 2008, there were 125,597,641 issued and outstanding Precision Trust Units and 160,283 issued and outstanding Precision Special Voting Units. There are no outstanding or authorized securities convertible into Precision Trust Units. All Precision Trust Units and all Precision Special Voting Units are, and all Precision Trust Units and Precision Special Voting Units which may be issued and outstanding immediately prior to the Effective Time as permitted under this Agreement shall be when issued, duly authorized and validly issued as fully paid and nonassessable Precision Trust Units or Precision Special Voting Units, as the case may be, and are not subject to any preemptive rights.

(b) Precision has no outstanding bonds, debentures, promissory notes or other Indebtedness (i) the holders of which have the right to vote with the unitholders of Precision on any matter or (ii) that are convertible into or exercisable for Equity Interests whose holders have the right to vote (collectively, the “Precision Voting Debt”). As of the date of this Agreement, except as set forth in this Section 4.3, Precision and the Precision Subsidiaries have not issued, sold, granted or delivered, are not obligated to issue, sell, grant or deliver (or to cause to be issued, sold, granted or delivered), and are not a party to any Contract or other obligation to issue, sell, grant or deliver, any Equity Interest (including, without limitation, any securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind pursuant to which a Person is entitled to acquire an Equity Interest) or Precision Voting Debt of any nature or any additional shares of capital stock or any other Equity Interest in Precision or any Precision Subsidiary. As of the date hereof, there are 160,283 issued and outstanding PDLP Exchangeable Units which are exchangeable into Precision Trust Units on the basis of one Precision Trust Unit for each PDLP Exchangeable Unit. Except as set forth in Article 6 of the Precision Declaration of Trust or the Precision Disclosure Letter, there are no outstanding or authorized (i) contractual or other obligations of Precision or any of the Precision Subsidiaries to repurchase, redeem or otherwise acquire any Equity Interest of Precision or any of the Precision Subsidiaries or any such securities or agreements referred to in the prior sentence or (ii) voting trusts or similar agreements to which Precision or any of the Precision Subsidiaries is a party with respect to the voting of the Precision Trust Units or any of the Precision Subsidiaries.

(c) 159,535,972 PDC Common Shares representing one hundred percent (100%) of the issued and outstanding capital of PDC is owned directly by PDLP. Immediately prior to the Effective Time, no shares of Equity Interests of PDC will be issued and outstanding other than 159,535,972 PDC Common Shares that will be held by PDLP.

(d) 1,000 shares of Lobos Common Stock representing one hundred percent (100%) of the issued and outstanding capital stock of Lobos are owned directly by Precision. Lobos has been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Effective Time, will not have engaged in any activities other than in connection with the transactions contemplated by this Agreement. Except as disclosed in Section 5.3 of the Precision Disclosure Letter, immediately prior to the Effective Time, no shares of Equity Interests of Lobos will be issued and outstanding other than 1,000 shares of Lobos Common Stock that will be held by Precision.

Section 4.4  Subsidiaries.

(a) Each Precision Subsidiary is a corporation, limited partnership or other legal entity duly organized or constituted and validly existing under the Applicable Laws of its jurisdiction of incorporation, amalgamation, organization or formation. Each Precision Subsidiary has all requisite corporate, limited liability company, partnership or other business power and authority to own or lease and operate its properties and assets and to carry on its business as currently conducted. Each Precision Subsidiary is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership or lease and operation of its property or the nature of its business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Precision Material Adverse Effect. All of the outstanding shares in the capital of, or other Equity Interests in, each Precision Subsidiary (other than the PDLP Exchangeable Units) are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by Precision, free and clear of all Liens except for Permitted Liens.

(b) Section 4.4(b) of the Precision Disclosure Letter sets forth all of the Precision Subsidiaries and the percentage Equity Interest of such Precision Subsidiary held, directly or indirectly, by Precision. The Precision Subsidiaries are not in violation of their respective Precision Subsidiary Charter Documents.

Section 4.5  Compliance with Laws; Permits.  Except for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Precision Material Adverse Effect, and except for (x) matters relating to Taxes, which are treated exclusively in Section 4.10 and

(y) matters arising under Environmental, Health and Safety Laws, which are treated exclusively in Section 4.11:

(a) Neither Precision nor any Precision Subsidiary is in violation of any Applicable Law relating to the ownership or operation of any of its assets or businesses, and no Claim is pending or, to the knowledge of Precision or PDC, threatened with respect to any such matters;

(b) Precision and each Precision Subsidiary hold all permits, licenses, certifications, variations, exemptions, Orders, franchises, registrations, filings, approvals, authorizations or other required grant of operating authority required by any Governmental Authority necessary for the conduct of their respective businesses (the “Precision Permits”). All Precision Permits are in full force and effect and there exists no default thereunder or breach thereof, and Precision or PDC has no notice or knowledge that such Precision Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the knowledge of Precision or PDC, threatened to give, notice of any action to terminate, cancel or reform any Precision Permits; and

(c) Precision and each Precision Subsidiary possess all Precision Permits required for the present ownership or lease, as the case may be, and operation of all Precision Real Property, and there exists no default or breach with respect to, and no Person, including any Governmental Authority, has taken or, to the knowledge of Precision or PDC, threatened to take, any action to terminate, cancel or reform any such Precision Permit pertaining to Precision Real Property.

Section 4.6  No Conflict; Consents.

(a) The execution and delivery by each of Precision, PDC and Lobos of this Agreement and the Related Documents, the performance of the obligations of Precision, PDC and Lobos hereunder and thereunder and the consummation by Precision, PDC and Lobos of the Merger and the other transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will not (i) conflict with or result in a breach of any provisions of the Precision Declaration of Trust, the PDC Charter Documents or the Lobos Charter Documents, (ii) conflict with or result in a breach of any provisions of the Precision Subsidiary Charter Documents, (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, impair Precision’s rights under, alter the rights or obligations of third parties under, result in the termination of or in a right of termination or cancellation of, give rise to a right of purchase under, or accelerate the performance required by, any Precision Material Contract, (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Precision or the Precision Subsidiaries under any Precision Material Contract or by which Precision or the Precision Subsidiaries or any of their properties is bound or affected, (v) result in any Precision Material Contract being declared void, voidable, or without further binding effect, or (vi) (assuming that the consents and approvals referred to in Section 4.6(b) are duly and timely made or obtained), contravene, conflict with or constitute a violation of any provision of any Applicable Law binding upon or applicable to Precision or any of the Precision Subsidiaries, other than, in the cases of clauses (ii) through (vii), any such violations, conflicts, breaches, defaults, impairments, alterations, terminations, cancellations, purchase rights, accelerations, Liens, voidings or detriments that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Precision Material Adverse Effect.

(b) Neither the execution and delivery by Precision, PDC or Lobos of this Agreement or any Related Document nor the consummation by Precision, PDC or Lobos of the Merger and the other transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, notice to or filing or registration with any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Texas and the appropriate documents required to be filed as a result of the Merger with the relevant Governmental Authorities in the states and foreign jurisdictions in which Precision, Lobos or any other Precision Subsidiary is qualified to conduct business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and the filing and effectiveness of the Registration Statement, (iii) filings required under the

HSR Act, including the filing of Notification and Report Forms with the FTC and the Antitrust Division of the DOJ as required by the HSR Act, (iv) filings required under federal and state securities or “Blue Sky” laws, applicable non-U.S. laws or the rules of the NYSE or TSX, and (v) any other applicable filings or notifications under the antitrust, competition or similar Applicable Laws of foreign jurisdictions ((i), (ii), (iii), (iv), and (v) collectively, the “Precision Regulatory Filings”), except for any failures to obtain any such consent, approval or authorization or to make any such filing, notification or registration that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Precision Material Adverse Effect.

Section 4.7  Securities Filings.

(a) Precision and PDLP have filed with the SEC all documents required to be so filed by them since January 1, 2007 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act and with the Canadian Securities Regulatory Authorities all documents required to be filed since January 1, 2007 under Applicable Canadian Securities Laws, and have made available to Grey Wolf each registration statement, periodic or other report, proxy statement, schedule or information statement (other than preliminary materials) they have so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC or the Canadian Securities Regulatory Authorities, as the case may be (collectively, the “Precision Reports”). As used in this Section 4.7, the term “file” shall include any reports on Form 6-K. As of its respective date or, if amended by a subsequent filing prior to the date hereof, on the date of such filing, each Precision Report complied in all material respects with the applicable requirements of the Exchange Act, SOX, Applicable Canadian Securities Laws, and the rules and regulations thereunder and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Precision Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Precision and the Precision Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in unitholders’ equity included in or incorporated by reference into the Precision Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in unitholders’ equity, as the case may be, of Precision and the Precision Subsidiaries for the periods set forth therein (such consolidated balance sheets and consolidated statements of operations, cash flows and changes in unitholders’ equity, each including the notes and schedules thereto, the “Precision Financial Statements”). The Precision Financial Statements (i) complied as to form in all material respects with the published rules and regulations of the SEC, the applicable Canadian Securities Regulatory Authorities, the applicable accounting requirements and the published rules and regulations of the SEC or the applicable Canadian Securities Regulatory Authorities with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the Canadian Securities Regulatory Authorities) and (ii) were prepared in accordance with Canadian GAAP consistently applied during the periods involved, except as may be noted in the Precision Financial Statements or as permitted by Form 20-F or Form 6-K.

(b) Precision has not entered into or modified any loans or arrangements with its officers or trustees or the directors or officers of PDC in violation of Section 402 of SOX. Precision has established and maintains disclosure controls and procedures and internal controls over financial reporting (within the meaning Rules 13a-15(e) and 15d-15(e) of the Exchange Act and the applicable Canadian Securities Regulatory Authorities). Precision’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Precision in the reports that it files under the Exchange Act or Applicable Canadian Securities Laws are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC or the applicable Canadian Securities Regulatory Authorities and that all such material information is accumulated and communicated to the management of Precision as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX and Applicable Canadian Securities Laws. The management of PDC, on behalf of Precision, has completed its assessment of the effectiveness of Precision’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX and the

Applicable Canadian Securities Laws for the year ended December 31, 2007, and such assessment concluded that such controls were effective. To the knowledge of Precision or PDC, Precision has disclosed, based on its most recent evaluations, to Precision’s outside auditors and the audit committee of the PDC Board (i) all significant deficiencies in the design or operation of internal controls over financial reporting and any material weaknesses, which have more than a remote chance to materially adversely affect Precision’s ability to record, process, summarize and report financial data (as defined in Rule 13a-15(f) of the Exchange Act and the Applicable Canadian Securities Laws) and (ii) any fraud, regardless of whether material, that involves management or other employees who have a significant role in Precision’s internal controls over financial reporting.

(c) Since January 1, 2007, to the knowledge of Precision or PDC, neither Precision nor any of the Precision Subsidiaries nor any trustee, director, officer, employee, auditor, accountant or representative of Precision or any of the Precision Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Precision or any of the Precision Subsidiaries, including any material complaint, allegation, assertion or Claim that Precision or any of the Precision Subsidiaries has a “material weakness” (as such terms are defined in the Public Accounting Oversight Board’s Auditing Standard No. 2, as in effect on the date hereof), in Precision’s internal controls over financial reporting.

Section 4.8  Litigation.  Except (a) matters relating to Tax matters, which are treated exclusively under Section 4.10 and (b) matters arising under Environmental, Health and Safety Laws, which are treated exclusively under Section 4.11, there is no litigation, arbitration, mediation, action, suit, Claim, proceeding or investigation, whether legal or administrative, pending against Precision or any of the Precision Subsidiaries or, to Precision’s or PDC’s knowledge, threatened against Precision or any of the Precision Subsidiaries or any of their respective assets, properties or operations, at Applicable Law or in equity, before or by any Governmental Authority or any Order of any Governmental Authority that, individually or in the aggregate, and taking into consideration the aggregate amounts reserved for any such matters in Precision’s consolidated balance sheet at December 31, 2007, has had or caused or would reasonably be expected to have or cause a Precision Material Adverse Effect.

Section 4.9  Absence of Certain Changes.  From December 31, 2007, to the date of this Agreement, except as described in the Precision Reports and in Section 4.9 of the Precision Disclosure Letter, there has not been (a) any event or occurrence that has had or caused or would reasonably be expected to have or cause a Precision Material Adverse Effect, (b) any material change by Precision or any of the Precision Subsidiaries, when taken as a whole, in any of its accounting methods, principles or practices or any of its Tax methods, practices or elections, (c) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock or other Equity Interest of Precision or any redemption, purchase or other acquisition of any of its Equity Interests, or (d) except in the ordinary course of business consistent with past practices, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan.

Section 4.10  Taxes.

(a) Except as disclosed in Section 4.10 of the Precision Disclosure Letter and for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Precision Material Adverse Effect:

(i) The Precision Companies have timely filed, or have caused to be timely filed on their behalf, all Tax Returns required to be filed by or on behalf of the Precision Companies (including any Tax Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included the Precision Companies) in the manner prescribed by Applicable Law. All such Tax Returns are complete and correct. The Precision Companies have timely paid (or Precision has paid on each Precision Subsidiary’s behalf) all Taxes due and owing, and, in accordance with Canadian GAAP, the most recent

Precision Financial Statements contained in the Precision Reports reflect a reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by the Precision Companies for all Taxable periods and portions thereof through the date of such Precision Financial Statements.

(ii) No Tax Return of the Precision Companies is under audit or examination by any Tax Authority, and no written or, to the knowledge of Precision or PDC, unwritten notice of such an audit or examination has been received by the Precision Companies. There is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Precision Companies.

(iii) Since December 31, 2007, the Precision Companies have not made or rescinded any election relating to Taxes or settled or compromised any Claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any Taxes, or, except as may be required by Applicable Law, made any change to any of their methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of their most recently filed federal Tax Returns.

(iv) The Precision Companies do not have any liability for any Tax under Treasury Regulation Section 1.1502-6 or any similar provision of any other Tax Law.

(v) There is no agreement or other document extending, or having the effect of extending, the period of assessment or collection of any material Taxes and no power of attorney with respect to any such Taxes has been executed or filed with any Tax Authority by or on behalf of the Precision Companies.

(vi) Except for statutory Liens for Taxes not yet due, no Liens for Taxes exist with respect to any assets or properties of the Precision Companies.

(vii) Except for any agreements or arrangements (A) with customers, vendors, lessors or similar persons entered into in the ordinary course of business or (B) among the Precision Companies, none of the Precision Companies is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or agreement or arrangement with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Tax Authority).

(viii) The Precision Companies have complied with all Applicable Law relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 3402 of the Code or similar provisions of any other Tax Law) and have, within the time and the manner prescribed by applicable Tax Law, withheld from and paid over to the proper Tax Authorities all amounts required to be so withheld and paid over under applicable Tax Law.

(ix) None of the Precision Companies shall be required to include in a Taxable period ending after the Closing Date any item of income that accrued in a prior Taxable period but was not recognized in any prior Taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of any other Tax Law.

(x) None of the Precision Companies has participated in any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4.

(b) Since December 31, 2005, none of the Precision Companies has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(c) None of the Precision Companies knows of any fact, agreement, plan, or other circumstance, or has taken or failed to take any action, that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(d) Precision satisfies and has satisfied all the requirements of the “active trade or business test” under Treasury Regulation §1.367(a)-3(c)(3) up to and through the Effective Time. There are no facts known to Precision or any of its Subsidiaries which, individually or in the aggregate, could compromise, impair or prevent the application of the conditions contained in clauses (i), (ii) or (iv) of Treasury Regulation §1.367(a)-3(c)(1). None of Precision, PDC or Lobos is a “passive foreign investment company” within the meaning of Section 1297 of the Code. None of Precision, PDC or Lobos is a “controlled foreign corporation” within the meaning of Section 957 of the Code.

(e) Each of Precision and Lobos will qualify as a corporation and the Precision Trust Units will qualify as common stock under the Code and applicable Treasury Regulations from the date hereof until after the Effective Time of the Merger.

(f) Precision is, and expects to be at all times after the Merger, a “qualified foreign corporation” under Code Section 1(h) and the applicable Treasury Regulations.

Section 4.11  Environmental Matters.  Except as set forth in Section 4.11 of the Precision Disclosure Letter and for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Precision Material Adverse Effect:

(a) Precision and each Precision Subsidiary has been and is in compliance with all applicable Environmental, Health and Safety Laws and possesses and is in compliance with any permits or licenses required under Environmental, Health and Safety Laws. To the knowledge of Precision or PDC, there are no past or present facts, conditions or circumstances that interfere with or preclude, or could interfere with or preclude if known to a Governmental Authority, the conduct of any of their respective businesses as now conducted or which interfere with continued compliance with applicable Environmental, Health and Safety Laws.

(b) No proceedings or investigations brought by any Governmental Authority or other Person are pending or, to the knowledge of Precision or PDC, threatened against Precision or the Precision Subsidiaries that allege the violation of, or seek to impose liability pursuant to any Environmental, Health and Safety Laws, or seek to revoke or modify any permit or license issued to Precision or a Precision Subsidiary, and, to the knowledge of Precision or PDC, there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or former) businesses, assets or properties of Precision or any Precision Subsidiary, including, but not limited to, any on-site or off-site disposal, release or spill of any Hazardous Materials, which constitute a material violation of, or liability pursuant to, Environmental, Health and Safety Laws or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any investigation, cleanup, remediation, disposal or corrective action under any Environmental, Health and Safety Laws, (ii) claims arising for personal injury, property damage or damage to natural resources, (iii) fines, penalties or injunctive relief, or (iv) an action to revoke or modify any permit or license issued to Precision or a Precision Subsidiary.

(c) Neither Precision nor any of the Precision Subsidiaries has (i) received any written notice of noncompliance with, violation of, or liability or potential liability under any Environmental, Health and Safety Laws or (ii) entered into or become subject to any consent decree, Order or agreement with any Governmental Authority or other Persons pursuant to any Environmental, Health and Safety Laws or relating to the investigation, cleanup, remediation or disposal of, or the taking of any corrective action in relation to any Hazardous Materials.

Section 4.12  Intellectual Property.  Except as set forth in Section 4.12 of the Precision Disclosure Letter and for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Precision Material Adverse Effect, (a) the products, services and operations of Precision and the Precision Subsidiaries do not infringe upon, violate or misappropriate the Intellectual Property of any Third Party, (b) Precision and the Precision Subsidiaries own or possess valid licenses or other valid rights to use the Intellectual Property that Precision and the Precision Subsidiaries use, exercise or exploit in, or that may be necessary or desirable for, their businesses as currently being conducted, free and clear of all Liens (other than Permitted Liens), and (c) to the knowledge of Precision or PDC, there is no infringement of any Intellectual Property owned by or licensed by or to Precision or any of the Precision

Subsidiaries. To Precision’s or PDC’s knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property of Precision or any Precision Subsidiary by any Person, including, without limitation, any employee or independent contractor (present or former) of Precision or any Precision Subsidiary, that, individually or in the aggregate, has had or caused or would reasonably be expected to have or cause a Precision Material Adverse Effect.

Section 4.13  No Brokers.  Neither Precision nor any of the Precision Subsidiaries has entered into any Contract with any Person that may result in the obligation of Grey Wolf, Precision or any of their respective Subsidiaries to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Precision has retained Deutsche Bank Securities Inc. and RBC Dominion Securities Inc. as its financial advisors, the fee and expense reimbursement arrangements with which have been disclosed in writing to Grey Wolf prior to the date hereof.

Section 4.14  Grey Wolf Share Ownership.  Neither Precision nor any of the Precision Subsidiaries owns any shares of the capital stock of Grey Wolf or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Grey Wolf.

Section 4.15  Board Approval.  The Precision Board and the PDC Board, on behalf of PDC and on behalf of Precision in PDC’s capacity as administrator of Precision, have by duly adopted unanimous resolutions (i) approved this Agreement, the Merger and the other transactions contemplated hereunder, and (ii) authorized the issuance of Precision Trust Units and the payment of the cash portion of the Merger Consideration pursuant to Section 2.6.

Section 4.16  Undisclosed Liabilities.  Neither Precision nor any of the Precision Subsidiaries has any liabilities or obligations of any nature, regardless of whether fixed, accrued, contingent or otherwise, except liabilities and obligations that (a) are fully reflected or reserved against in the Precision Financial Statements included in the Precision Reports or described in the Precision Reports filed prior to the date hereof, (b) liabilities and obligations arising under this Agreement and the transaction contemplated by this Agreement, (c) liabilities or obligations incurred in the ordinary course of business consistent with past practices since December 31, 2007, and (d) liabilities and obligations that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Precision Material Adverse Effect.

Section 4.17  Material Contracts.  There are no agreements material to the conduct of the Precision Companies’ businesses or affairs, as applicable, except for those agreements (a) filed on SEDAR with the applicable Canadian Securities Regulatory Authorities, (b) disclosed in writing to Grey Wolf, (c) entered into in the ordinary course of business or (d) listed in Section 4.17 of the Precision Disclosure Letter and all such material agreements are valid and subsisting except for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Precision Material Adverse Effect and the Precision Company that is a party thereto is not in default under any such material agreements (collectively, all such Contracts and agreements being referred to as the “Precision Material Contracts”). For the avoidance of doubt, the Parties agree that the following Contracts shall constitute Precision Material Contracts: the Administration Agreement, the Precision Declaration of Trust and the Precision Drilling Limited Partnership Limited Partnership Agreement dated as of September 28, 2005.

Section 4.18  Improper Payments.  Except for such matters that, individually or in the aggregate, have not had or caused and would not reasonably be expected to have or cause a Precision Material Adverse Effect: (a) no funds, assets or properties of Precision or its Affiliates have been used or offered for illegal purposes; (b) no accumulation or use of any funds, assets or properties of Precision or its Affiliates has been made without being properly accounted for in the financial books and records of Precision or its Affiliates; (c) all payments by or on behalf of Precision or its Affiliates have been duly and properly recorded and accounted for in their financial books and records and such books and records accurately and fairly reflect all transactions and dispositions of the assets of Precision and its Affiliates; (d) Precision has devised and maintained systems that provide reasonable assurances that transactions are and have been executed in accordance with management’s general or specific authorization; (e) neither Precision nor any of its Affiliates, nor any trustee, director, officer, agent, employee or other Person associated with or acting on behalf of Precision or its Affiliates, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or payment of anything of value relating to political activity, (ii) made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or shareholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of the foregoing, (iii) violated or is in violation of any provision of the FCPA or any Applicable Laws, or (iv) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of Precision’s or its Affiliates’ businesses; (f) none of Precision, any of its Affiliates or any agent of any of them has received any bribes, kickbacks or other improper payments from vendors, suppliers or other Persons; and (g) Precision or PDC has no knowledge that any payment made to a Person would be or has thereafter been offered, given or provided to any foreign official, political party or official thereof, or to any candidate for public office.

Section 4.19  Reporting Issuer Status, Listing.  Each of Precision and PDLP is a “reporting issuer” in each province of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Precision Trust Units are listed and posted for trading on each of the TSX and NYSE and Precision is in compliance, in all material respects, with all applicable rules and policies of the TSX and NYSE.

Section 4.20  Mutual Fund Trust Status.  Precision is, and at all times since its formation has been, a “mutual fund trust” and a “unit trust” and Precision is not a “SIFT” trust, all within the meaning of the Income Tax Act. PDLP is, and at all times since its formation has been a “Canadian partnership” and PDLP is not a “SIFT partnership”, each within the meaning of the Income Tax Act. The completion of the Merger shall not cause Precision to cease to be a “mutual fund trust” and a “unit trust” or to become a “SIFT” trust, or cause PDLP to cease to be a “Canadian partnership” or to become a “SIFT partnership”, all within the meaning of the Income Tax Act. To the best of the information, knowledge and belief of Precision or PDC, after due inquiry, non-residents of Canada (as such term is defined in the Income Tax Act) beneficially own, or exercise control or direction over, less than 50% of the aggregate issued and outstanding Precision Trust Units and none of the PDLP Exchangeable Units.

Section 4.21  No Orders.  No Order having the effect of suspending the sale of, or ceasing the trading of, the Precision Trust Units or any other securities of Precision has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Precision or PDC, are contemplated or threatened under any Applicable Laws or by any other Governmental Authority.

Section 4.22  Investment Company Act.  Precision is not registered and is not required to be registered as an investment company pursuant to the United States Investment Company Act of 1940, as amended.

Section 4.23  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, neither Precision nor any other Person makes any other express or implied representation or warranty on behalf of Precision or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V

COVENANTS

Section 5.1  Business in Ordinary Course.  Except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.1 of the Grey Wolf Disclosure Letter or the Precision Disclosure Letter (as the case may be), unless with the prior written consent of the other Party hereto (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, each of Precision and Grey Wolf shall, and shall cause each of their respective Subsidiaries, to carry on its business in all material respects in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, and use their respective commercially reasonable best efforts consistent with past practices and policies to (a) preserve intact their respective present business organizations and goodwill, (b) keep available the services of their respective present executive officers, trustees, directors and key employees and (c) preserve their relationships with customers, suppliers, agents, and creditors.

Section 5.2  Conduct of Grey Wolf Business Pending Closing.  Without limiting the generality of Section 5.1, except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.2 of the Grey Wolf Disclosure Letter or as required by Applicable Law or Governmental Authority, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Grey Wolf shall not, and Grey Wolf shall not permit any of the Grey Wolf Subsidiaries to do any of the following without the prior written consent of Precision:

(a) except to the extent required to comply with amendments to the Grey Wolf Charter and Grey Wolf Bylaws to be consummated at the Effective Time pursuant to Section 2.3, amend or propose to amend its certificate or articles of incorporation, bylaws, certificate of formation, certificate of organization, certificate of limited partnership, limited liability company agreement, operating agreement, partnership agreement, declaration of trust or other governing or organizational documents;

(b) adjust, split, combine, reclassify or dispose of any of its outstanding Equity Interests (other than dispositions by or among direct or indirect wholly owned Subsidiaries and cancellations of stock or unit options or restricted stock or unit grants forfeited in accordance with the terms of a Benefit Plan in existence on the date of this Agreement or related stock option or restricted stock grant agreements);

(c) declare, set aside or pay any dividends or other distributions (whether payable in cash, property or Equity Interests) with respect to its Equity Interests (other than by or among direct or indirect wholly owned Subsidiaries);

(d) (i) issue any Equity Interests, effect any stock split or otherwise change its capitalization as it existed on the date of this Agreement, except pursuant to (A) the exercise of Grey Wolf Options disclosed in this Agreement or the Grey Wolf Disclosure Letter, (B) pursuant to the conversion of any Grey Wolf Convertible Notes in accordance with the terms thereof, (C) pursuant to the grant or exercise of awards granted after the date of this Agreement and expressly permitted under this Agreement, or (D) pursuant to the Grey Wolf Rights Agreement in accordance with the terms thereof, (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date of this Agreement to acquire or otherwise with respect to any shares of its capital stock or other equity securities, or grant or issue any restricted stock or securities, except in each case for awards under the Grey Wolf Stock Plans in existence as of the date hereof (and as required or permitted to be amended by this Agreement) to any newly-hired employees in the ordinary course of business consistent with past practices, following consultation with PDC, but in no event greater than 200,000 shares of Grey Wolf Common Stock; provided, however, that the vesting or exercisability of any award made after the date of this Agreement as permitted by this clause (ii) shall not accelerate as a result of the pendency, approval or consummation of the transactions contemplated by this Agreement, (iii) amend or otherwise modify any option, warrant, conversion right or other right to acquire any shares of its capital stock or units existing on the date of this Agreement, except as expressly required or permitted by this Agreement, (iv) with respect to any of its former, present or future non-executive officers or employees, increase any compensation or benefits, award or pay any bonuses, establish any bonus plan or arrangement or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, except in each case, in the ordinary course of business consistent with past practices, (v) with respect to any of its former, present or future officers, trustees, directors or employees, increase any compensation or benefits, award or pay any bonuses, establish any bonus plan or arrangement or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, except (A) with respect to employees who are not officers or directors, in the ordinary course of business consistent with past practices, or (B) as expressly required or permitted by this Agreement or as disclosed in the Grey Wolf Disclosure Letter, (vi) adopt any new employee benefit plan or agreement (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except in each case as expressly required or permitted under this Agreement or as disclosed in the Grey Wolf Disclosure Letter, (vii) except with respect to the exercise of Grey Wolf Options, permit any holder of an option or other award pertaining to shares of Grey Wolf Common Stock to have shares withheld upon exercise, vesting or payment for tax purposes, in excess of the number of shares needed to satisfy the minimum statutory withholding requirements for federal and state tax withholding or any other withholding required under Applicable Law or (viii) with respect to any of its former, present or future executive officers, (A) grant, confer or award any option, warrant, conversion right or other right not existing on the date of this Agreement to acquire or otherwise with respect to any shares of its capital stock or other equity securities, or grant or issue any restricted stock or securities pursuant to the Grey Wolf Stock Plans or otherwise, (B) increase any compensation or benefits, award or pay any bonuses, establish any bonus plan or arrangement or enter into, amend or extend (or permit the extension of) any employment or consulting agreement or (C) grant any dividends in connection with any Equity Interests;

(e) purchase, redeem or otherwise acquire any of its outstanding Equity Interests, except (i) by or among direct or indirect wholly-owned Subsidiaries, (ii) pursuant to the terms of the Grey Wolf Convertible Notes, or (iii) Equity Interests purchased or withheld to satisfy Tax withholding obligation in connection with the vesting, lapse of forfeiture restrictions or exercise (as applicable) of stock options, restricted stocks and similar awards by the grantees thereof;

(f) sell, lease, license, or otherwise dispose of, or enter into a contract to sell, lease, license or otherwise dispose of, any of its assets (including capital stock of Subsidiaries) which are, individually or in the aggregate, material to it and its Subsidiaries, taken as a whole, except for (i) sales of surplus or obsolete equipment, (ii) sales of other assets in the ordinary course of business or sales of assets pursuant to contractual rights existing as of the date of this Agreement that were entered into the ordinary course of business consistent with past practices, (iii) sales, leases or other transfers between such party and its wholly owned Subsidiaries or between those Subsidiaries, (iv) sales, dispositions or divestitures as may be required by or in conformance with Applicable Laws in order to permit or facilitate the consummation of the transactions contemplated by this Agreement in accordance with Section 5.9, or (v) arm’s-length sales or other transfers not described in clauses (i) through (iv) above for aggregate consideration not exceeding $30 million;

(g) liquidate, wind-up, dissolve or adopt any plan to liquidate, wind-up or dissolve (or suffer any liquidation or dissolution) (other than direct or indirect wholly owned Subsidiaries);

(h) acquire or agree to acquire by merger, consolidation or otherwise (including by purchase of Equity Interests or all or substantially all of the assets) the business of any Person or a division thereof, other than acquisitions of the business, assets or Equity Interests of another Person: (i) which are paid for in cash and do not exceed $50 million in the aggregate (including contingent cash consideration), less the aggregate unbudgeted expenditures actually made pursuant to Section 5.2(m); and (ii) under the published rules of the SEC and published interpretations of the staff of the SEC would not require historical or proforma financial statements with respect to such acquisitions (either individually or in the aggregate) to be included in the Proxy Statement/Prospectus;

(i) make any loans, advances or capital contributions to, or investments in, any Person (other than (i) loans, advances or capital contributions to a wholly owned Subsidiary or loans or advances from such a Subsidiary, (ii) customer loans and advances to employees consistent with past practices or (iii) short-term investments of cash in the ordinary course of business in accordance with the cash management procedures of Grey Wolf or its Subsidiaries);

(j) terminate or amend any Grey Wolf Material Contract or waive or assign any of its rights under any Grey Wolf Material Contract, in each case in a manner that would be materially adverse to

Grey Wolf, or enter into any Grey Wolf Material Contract other than customer Contracts entered into in the ordinary course of business;

(k) (i) incur any Indebtedness (including Indebtedness in connection with acquisitions permitted by Section 5.2(h)) in excess of $7.5 million, in the aggregate, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any of its debt securities or any of its Subsidiaries or guarantee any debt securities of others, other than (A) borrowings from that party’s or its Subsidiary’s revolving credit facility in the ordinary course of business in an amount not in excess of $5 million, (B) borrowings the proceeds of which are used to repay or repurchase other indebtedness of that party or its Subsidiaries, (C) borrowings in respect of intercompany debt, or (ii) enter into any material lease (whether such lease is an operating or capital lease) or create any material Liens (other than Permitted Liens) on its property including any Equity Interests in its Subsidiaries except in the ordinary course of business or with or between its Subsidiaries; provided, however, that for purposes of this Section 5.2(k), neither the incurrence of Indebtedness to finance, directly or indirectly, acquisitions of the business, assets or Equity Interests of another Person nor the incurrence of Indebtedness for capital expenditures shall be considered to be “in the ordinary course of business”;

(l) make or rescind any material election relating to Taxes, including any election for any and all joint ventures, partnerships, limited liability companies or other investments; settle or compromise any material Claim, action, litigation, proceeding, arbitration or investigation relating to Taxes; or change in any material respect any of its methods of reporting any items for Tax purposes from those employed in the preparation of its Tax Returns for the most recent Taxable year for which a Tax Return has been filed;

(m) make or commit to make capital expenditures that in the aggregate exceed its capital expenditure budget as disclosed in the Grey Wolf Disclosure Letter by more than $50 million in the aggregate, less the aggregate amount actually spent pursuant to the exception set forth in Section 5.2(h);

(n) enter into any new line of business material to it and its Subsidiaries taken as a whole;

(o) enter into any Contract that subjects or will subject Precision or its Subsidiaries to any non-compete or similar restriction on any Precision Company or Grey Wolf Company business following the Effective Time;

(p) except as may be required as a result of a change in U.S. GAAP, change any of the material accounting principles, estimates, or practices used by the Grey Wolf Companies;

(q) compromise, settle or grant any waiver or release related to any litigation or proceeding, other than settlements or compromises of such litigation or proceedings where the full amount to be paid is covered by insurance or where the amount to be paid does not exceed $3 million individually or $7.5 million in the aggregate;

(r) engage in any transaction (other than pursuant to agreements in effect as of the date of this Agreement and that are disclosed in the Grey Wolf Disclosure Letter and transactions between or among Grey Wolf and its Subsidiaries in the ordinary course of business consistent with past practices) or enter into any agreement with any Affiliate (provided that for the purpose of this clause (r) only, the term “Affiliate” shall not include any employee of Grey Wolf or its Subsidiaries (as the case may be) other than directors and executive officers thereof and any employees who share the same household as any such directors and executive officers);

(s) willfully or intentionally breach any representation or warranty set forth in this Agreement or take any action that is reasonably likely to materially delay or impair the ability of the Parties hereto to consummate the transactions contemplated by this Agreement; or

(t) enter into any Contract or obligation to take any actions prohibited above.

Section 5.3  Conduct of Precision Business Pending Closing.  Without limiting the generality of Section 5.1, except as permitted or contemplated by the terms of this Agreement, and except as provided in

Section 5.3 of the Precision Disclosure Letter or as required by Applicable Law or Governmental Authority, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Precision and PDC shall not, and Precision and PDC shall not permit any of the Precision Subsidiaries to do any of the following without the prior written consent of Grey Wolf:

(a) amend or propose to amend its certificate or articles of incorporation, bylaws, certificate of formation, certificate of organization, certificate of limited partnership, limited liability company agreement, operating agreement, partnership agreement, declaration of trust or other governing or organizational documents;

(b) adjust, split, combine, reclassify or dispose of any of its outstanding Equity Interests (other than dispositions by or among direct or indirect wholly owned Subsidiaries and cancellations of stock or unit options or restricted stock or unit grants forfeited in accordance with the terms of a Precision Benefit Plan in existence on the date of this Agreement or related stock option or restricted stock grant agreements);

(c) cease or suspend making Permitted Distributions or declare, set aside or pay any dividends or other distributions (whether payable in cash, property or Equity Interests) with respect to its Equity Interests (other than by or among direct or indirect wholly owned Subsidiaries) other than Permitted Distributions;

(d) (i) issue any Equity Interests, effect any stock split or otherwise change its capitalization as it existed on the date of this Agreement, except pursuant to (A) Sections 3.6 and 5.7 of the Precision Declaration of Trust, (B) the exchange or redemption of PDLP Exchangeable Units or (C) the grant or exercise of awards granted after the date of this Agreement and expressly permitted under this Agreement, (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date of this Agreement to acquire or otherwise with respect to any shares of its capital stock or other equity securities, or grant or issue any restricted stock or securities, except in each case for awards under the Precision Benefit Plans in existence as of the date hereof;

(e) purchase, redeem or otherwise acquire any of its outstanding Equity Interests, except (i) pursuant to Article 6 of the Precision Declaration of Trust, (ii) by or among direct or indirect wholly-owned Subsidiaries or (iii) Equity Interests purchased or withheld to satisfy Tax withholding obligation in connection with the vesting, lapse of forfeiture restrictions or exercise (as applicable) of stock options, restricted stocks and similar awards by the grantees thereof;

(f) sell, lease, license, or otherwise dispose of, or enter into a contract to sell, lease, license or otherwise dispose of, any of its assets (including capital stock of Subsidiaries) which are, individually or in the aggregate, material to it and its Subsidiaries, taken as a whole, except for (i) sales of surplus or obsolete equipment, (ii) sales of other assets in the ordinary course of business or sales of assets pursuant to contractual rights existing as of the date of this Agreement that were entered into the ordinary course of business consistent with past practices, (iii) sales, leases or other transfers between such party and its wholly owned Subsidiaries or between those Subsidiaries, (iv) sales, dispositions or divestitures as may be required by or in conformance with Applicable Laws in order to permit or facilitate the consummation of the transactions contemplated by this Agreement in accordance with Section 5.9, or (v) arm’s-length sales or other transfers not described in clauses (i) through (iv) above for aggregate consideration not exceeding $120 million;

(g) liquidate, wind-up, dissolve or adopt any plan to liquidate, wind-up or dissolve (or suffer any liquidation or dissolution) (other than direct or indirect wholly owned Subsidiaries);

(h) acquire or agree to acquire by merger, consolidation or otherwise (including by purchase of Equity Interests or all or substantially all of the assets) the business of any Person or a division thereof, other than acquisitions of the business, assets or Equity Interests of another Person: (i) which are paid for in cash and do not exceed $120 million in the aggregate (including contingent cash consideration), less the aggregate unbudgeted expenditures actually made pursuant to Section 5.3(j); and (ii) under the published rules of the SEC or the Canadian Securities Regulatory Authorities and published interpretations of the staff of the SEC or the Canadian Securities Regulatory Authorities would not require historical or proforma financial statements with respect to such acquisitions (either individually or in the aggregate) to be included in the Proxy Statement/Prospectus;

(i) (i) incur any Indebtedness (excluding Indebtedness in connection with acquisitions permitted by Section 5.3(h)) in excess of $30 million, in the aggregate, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any of its debt securities or any of its Subsidiaries or guarantee any debt securities of others, other than (A) Indebtedness incurred in connection with the Financing, (B) borrowings from that party’s or its Subsidiary’s revolving credit facility in the ordinary course of business in an amount not in excess of $25 million, (C) borrowings the proceeds of which are used to repay or repurchase other indebtedness of that party or its Subsidiaries, (D) borrowings in respect of intercompany debt, or (ii) create any material Liens (other than Permitted Liens) on its property including any Equity Interests in its Subsidiaries except in the ordinary course of business or with or between its Subsidiaries; provided, however, that for purposes of this Section 5.3(i), neither the incurrence of Indebtedness to finance, directly or indirectly, acquisitions of the business, assets or Equity Interests of another Person nor the incurrence of Indebtedness for capital expenditures shall be considered to be “in the ordinary course of business”;

(j) make or commit to make capital expenditures that in the aggregate exceed its capital expenditure budget as disclosed in the Precision Disclosure Letter by more than $200 million in the aggregate, less the aggregate amount actually spent pursuant to the exception set forth in Section 5.3(h);

(k) willfully or intentionally breach any representation or warranty set forth in this Agreement or take any action that is reasonably likely to materially delay or impair the ability of the Parties hereto to consummate the transactions contemplated by this Agreement; or

(l) enter into any Contract or obligation to take any actions prohibited above.

Section 5.4  Access to Assets, Personnel and Information.

(a) Upon reasonable notice and subject to Applicable Law relating to the exchange of information, from the date hereof until the Effective Time, Precision and PDC shall: (i) afford to the Grey Wolf Representatives, at Grey Wolf’s sole risk and expense, reasonable access during normal business hours to any and all of the assets, books and records, files, data, correspondence, Contracts, permits, audits and all other information relating to the Precision Companies’ financial position, business, employees, representatives, agents, facilities and assets, whether written or computerized that are within the possession or control of any of the Precision Companies (the “Precision Information”); and (ii) upon request during normal business hours, furnish promptly to Grey Wolf (at Grey Wolf’s expense) a copy of any Precision Information. Grey Wolf agrees to conduct such investigation in a manner that does not interfere unreasonably with the Precision Companies’ operations and with the prompt discharge by such Precision Companies’ employees of their duties. Grey Wolf agrees to indemnify and hold the Precision Companies harmless from any and all Claims and liabilities, including costs and expenses for the loss, injury to or death of any Representative of the Grey Wolf Companies, and any loss or destruction of any property owned by the Precision Companies or others (including Claims or liabilities for use of any property) resulting directly or indirectly from the action or inaction of any of the Grey Wolf Companies or their Representatives during any visit to the business or property sites of the Precision Companies prior to the completion of the Merger, whether pursuant to this Section 5.4 or otherwise. No Precision Company shall be required to provide access to or to disclose Precision Information where such access or disclosure would constitute a violation of attorney/client privilege or violate any Applicable Law. In such circumstances, the Parties will use commercially reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements. None of the Grey Wolf Companies or their Representatives shall conduct any environmental testing or sampling on any business or property sites of the Precision Companies prior to completion of the Merger without the prior written consent of Precision.

(b) Upon reasonable notice and subject to Applicable Law relating to the exchange of information, from the date hereof until the Effective Time, Grey Wolf shall: (i) afford to the Precision Representatives, at Precision’s sole risk and expense, reasonable access during normal business hours to any and all of the assets, books and records, files, data, correspondence, Contracts, permits, audits and all other information relating to the Grey Wolf Companies’ financial position, business, employees, representatives, agents, facilities and assets, whether written or computerized, that are within the possession or control of any of the Grey Wolf Companies (the “Grey Wolf Information”); and (ii) upon request during normal business hours, furnish promptly to Precision (at Precision’s expense) a copy of any Grey Wolf Information. Precision agrees to conduct such investigation in a manner that does not interfere unreasonably with the Grey Wolf Companies’ operations and with the prompt discharge by such Grey Wolf Companies’ employees of their duties. Precision agrees to indemnify and hold the Grey Wolf Companies harmless from any and all Claims and liabilities, including costs and expenses for the loss, injury to or death of any Representative of the Precision Companies, and any loss or destruction of any property owned by the Grey Wolf Companies or others (including Claims or liabilities for use of any property) resulting directly or indirectly from the action or inaction of any of the Precision Companies or their Representatives during any visit to the business or property sites of the Grey Wolf Companies prior to the completion of the Merger, whether pursuant to this Section 5.4 or otherwise. None of the Grey Wolf Companies shall be required to provide access to or to disclose Grey Wolf Information where such access or disclosure would constitute a violation of attorney/client privilege or violate any Applicable Law. In such circumstances, the Parties will use commercially reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements. None of the Precision Companies or their Representatives shall conduct any environmental testing or sampling on any business or property sites of the Grey Wolf Companies prior to completion of the Merger without the prior written consent of Grey Wolf.

(c) From the date hereof until the Effective Time, each of Precision and Grey Wolf shall: (i) furnish to the other, promptly upon receipt or filing (as the case may be), a copy of each communication between such Party and the SEC or the Canadian Securities Regulatory Authorities, as the case may be, after the date hereof relating to the Merger or the Registration Statement and each report, schedule, registration statement or other document filed by such Party with the SEC or the Canadian Securities Regulatory Authorities after the date hereof relating to the Merger or the Registration Statement, unless such communication, report, schedule, registration statement or other document is otherwise readily available through the SEC’s EDGAR system or SEDAR, in which case Precision or Grey Wolf (as the case may be) shall provide notice to the other of such availability; and (ii) promptly advise the other of the substance of any oral communications between such Party and the SEC or the Canadian Securities Regulatory Authorities relating to the Merger or the Registration Statement.

(d) Grey Wolf will not (and will cause Grey Wolf Subsidiaries and Grey Wolf Representatives not to), and Precision will not (and will cause the Precision Subsidiaries and the Precision Representatives not to), use any information obtained pursuant to this Section 5.4 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Any information obtained by the Grey Wolf Companies or the Precision Companies or their respective Representatives under this Section 5.4 shall be subject to the confidentiality and use restrictions set forth in the Confidentiality Agreement.

(e) Notwithstanding anything in this Section 5.4 to the contrary: (i) Grey Wolf shall not be obligated under the terms of this Section 5.4 to disclose to Precision or the Precision Representatives, or grant Precision or the Precision Representatives access to, information that is within the possession or control of any of the Grey Wolf Companies but subject to a valid and binding confidentiality agreement with a Third Party without first obtaining the consent of such Third Party, and Grey Wolf, to the extent requested by Precision, will use its reasonable commercial efforts to obtain any such consent; and (ii) Precision shall not be obligated under the terms of this Section 5.4 to disclose to Grey Wolf or Grey Wolf Representatives, or grant Grey Wolf or Grey Wolf Representatives access to, information that is within the possession or control of any of the Precision Companies but subject to a valid and binding confidentiality agreement with a Third Party without first obtaining the consent of such Third Party, and Precision, to the extent requested by Grey Wolf, will use reasonable commercial efforts to obtain any such consent.

(f) No investigation by Precision or Grey Wolf or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement, and no Party shall be deemed to have made any representation or warranty to the other Party except as expressly set forth in this Agreement.

Section 5.5  No Solicitation by Grey Wolf.

(a) From the date of this Agreement until the first to occur of the Effective Time and the termination of this Agreement in accordance with Article VII, except as specifically permitted in Section 5.5(c), Section 5.5(d) or Section 5.5(e), Grey Wolf agrees that neither it nor any of the Grey Wolf Subsidiaries or Representatives will, directly or indirectly: (i) solicit, initiate, encourage or facilitate (including by way of furnishing or disclosing non-public information) any inquiries, offers or proposals that constitute, or are reasonably likely to lead to, an Acquisition Proposal, and upon becoming aware of any violation of this Section 5.5(a)(i), Grey Wolf shall, and shall cause the Grey Wolf Subsidiaries and Representatives to, stop soliciting, initiating, encouraging, facilitating (including by way of furnishing or disclosing non-public information) or taking any action designed to facilitate, directly or indirectly, any inquiry, offer or proposal that constitutes, or is reasonably likely to lead to, an Acquisition Proposal; (ii) engage in discussions or negotiations with, furnish or disclose any non-public information or data relating to the Grey Wolf Companies to, or in response to a request therefor, give access to the properties, assets or books and records of the Grey Wolf Companies to, any Person who has made or may be considering making an Acquisition Proposal or take any action which may otherwise lead to an Acquisition Proposal; (iii) approve, endorse or recommend any Acquisition Proposal; or (iv) enter into any agreement in principle, letter of intent, arrangement, understanding or other Contract relating to any Acquisition Proposal.

(b) Except as specifically permitted in Section 5.5(c) and Section 5.5(d), Grey Wolf shall, and shall cause each of the Grey Wolf Subsidiaries and Representatives to, immediately cease and terminate any existing solicitations, discussions, negotiations or other activity with any Person with respect to any Acquisition Proposal or which could reasonably be expected to lead to an Acquisition Proposal, and shall inform the Grey Wolf Subsidiaries and Representatives which are engaged in any such solicitations, discussions, negotiations or other activity of Grey Wolf’s obligations under this Section 5.5. Grey Wolf shall promptly inform its Representatives who have been involved with or otherwise providing assistance in connection with the negotiation of this Agreement and the transactions contemplated by this Agreement of Grey Wolf’s obligations under this Section 5.5. Grey Wolf shall promptly demand that any Person (and the Representatives of any such Person) who has heretofore executed a confidentiality agreement with or for the benefit of any of the Grey Wolf Companies with respect to such Person’s consideration of a possible Acquisition Proposal promptly return or destroy (and Grey Wolf shall use commercially reasonable best efforts to cause any such destruction to be certified in writing by any such Person to Grey Wolf) all confidential information heretofore furnished by the Grey Wolf Companies or any of their Representatives to such Person or any of its Representatives in accordance with the terms of the confidentiality agreement with such Person.

(c) Notwithstanding anything in this Agreement to the contrary, prior to obtaining the Required Grey Wolf Vote, nothing in this Agreement shall prevent Grey Wolf or the Grey Wolf Board from:

(i) after the date of this Agreement, engaging in discussions or negotiations with, furnishing or disclosing any information or data relating to the Grey Wolf Companies to, or in response to a request therefor, giving access to the properties, assets or books and records of the Grey Wolf Companies to, any Person who has made an unsolicited, bona fide, written Acquisition Proposal after the date hereof that did not result from a violation by the Grey Wolf Companies of this Section 5.5; provided, however, that prior to engaging in discussions or negotiations with, furnishing or disclosing any information or data relating to the Grey Wolf Companies to, or giving access to the properties, assets or books and records of the Grey Wolf Companies to, such Person, (A) the Grey Wolf Board, acting in good faith, has determined (I) after consultation with its outside legal counsel and financial advisors and based on such other matters as it deems relevant, that such Acquisition Proposal is reasonably likely to result in a Superior Proposal and (II) that such Person has the financial and legal capacity to consummate such Superior Proposal and

(B) Grey Wolf (I) enters into a confidentiality agreement with such Person with use and disclosure limitations and other material terms that are no more favorable to such Person than those contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not contain any provision preventing Grey Wolf from complying with its required disclosure to Precision pursuant to this Section 5.5 and (II) has complied with Section 5.5(d); and

(ii) subject to compliance by Grey Wolf with Section 5.5(e), (A) withdrawing (or amending or modifying in a manner adverse to Precision), or publicly proposing to withdraw (or to amend or modify in a manner adverse to Precision), the approval, recommendation or declaration of advisability by the Grey Wolf Board or any committee thereof (as the case may be) of this Agreement, the Merger or the transactions contemplated hereby (the actions referred to in this clause (A) being collectively referred to herein as an “Adverse Recommendation Change”), (B) recommending, adopting or approving, or proposing publicly to recommend, adopt or approve, any Acquisition Proposal (the actions referred to in this clause (B) being collectively referred to as an “Acquisition Proposal Recommendation”), or (C) entering into any agreement, including any agreement in principle, letter of intent or understanding, acquisition or merger agreement, option agreement, joint venture agreement, partnership agreement or similar agreement, arrangement or understanding which constitutes, relates to, is intended to lead to or could reasonably be expected to lead to an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.5(c)(i)(B)(I)) (each an “Acquisition Agreement”); provided, however, that (X) in the case of an Adverse Recommendation Change not involving an Acquisition Proposal, the Grey Wolf Board, acting in good faith, has previously determined, after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary obligations to the shareholders of Grey Wolf under Applicable Law, (Y) in the case of an Adverse Recommendation Change involving an Acquisition Proposal, an Acquisition Proposal Recommendation or an entry into an Acquisition Agreement, the Grey Wolf Board, acting in good faith, has previously determined, after consultation with its outside legal counsel and financial advisors and based on such other matters as it deems relevant, that such Acquisition Proposal or Acquisition Agreement constitutes a Superior Proposal and (Z) in the case of entry into an Acquisition Agreement, Grey Wolf concurrently terminates this Agreement pursuant to and after complying with the provisions of Section 7.1(d)(iii) and Section 5.5(e)(ii). Grey Wolf acknowledges and agrees that the taking of any action inconsistent with any of the restrictions set forth in this Section 5.5 by any of the Grey Wolf Companies or their Representatives shall be deemed a breach of this Section 5.5 by Grey Wolf. For the avoidance of doubt, the Parties acknowledge and agree that an Adverse Recommendation Change may or may not involve an Acquisition Proposal.

(d) If Grey Wolf or any Grey Wolf Representative receives a request for information from a Person who has made an unsolicited, bona fide, written Acquisition Proposal, and Grey Wolf is permitted to provide such Person with information pursuant to this Section 5.5, Grey Wolf will provide to Precision a copy of the confidentiality agreement with such Person promptly upon its execution and provide to Precision a list of, and copies of, all information provided to such Person as promptly as practicable after its delivery to such Person and promptly provide Precision with access to all information to which such Person was provided access, in each case only to the extent not previously provided to Precision. Grey Wolf shall promptly provide notice to Precision, in writing, of the receipt of any Acquisition Proposal or any inquiry with respect to or that is likely to lead to an Acquisition Proposal (but in no event more than twenty-four hours after the receipt thereof), which notice shall include the identity of the Person or group requesting such information or making such inquiry or Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal. Grey Wolf shall promptly provide Precision with copies of any written changes to any Acquisition Proposal and shall promptly provide Precision written notice of any changes (whether oral or in writing) in the price or form of consideration or other material changes in the status or terms of such Acquisition Proposal.

(e) Notwithstanding anything herein to the contrary, the Grey Wolf Board shall not (i) make an Adverse Recommendation Change, (ii) make an Acquisition Proposal Recommendation or (iii) enter into any Acquisition Agreement relating to an Acquisition Proposal, unless:

(i) Grey Wolf complies with the terms of Section 5.5(c)(ii) and Section 5.5(d); and

(ii) In the case of an Acquisition Proposal, promptly upon a determination by the Grey Wolf Board that an Acquisition Proposal constitutes a Superior Proposal, Grey Wolf immediately notifies, in writing, Precision of such determination and describes in reasonable detail the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal and provides Precision with a copy of the Acquisition Agreement, if any, associated with such Superior Proposal. Precision shall have five Business Days after delivery of such written notice to submit an offer to engage in an alternative transaction or to modify the terms and conditions of this Agreement such that Grey Wolf may proceed with this Agreement (a “Precision Revised Offer”). During such five Business Day period, Grey Wolf and its financial and legal advisors shall negotiate in good faith exclusively with Precision to enable Precision to submit a Precision Revised Offer. Any amendment to the price or any other material term of a Superior Proposal shall require a new notice from Grey Wolf and an additional three Business Day period within which Precision may negotiate a Precision Revised Offer.

(f) Nothing contained in this Section 5.5 shall prohibit Grey Wolf or the Grey Wolf Board from taking and disclosing to the shareholders of Grey Wolf a position with respect to an Acquisition Proposal pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by Applicable Law.

(g) All notices to be given by the Parties under this Section 5.5 shall be given by facsimile transmission in accordance with Section 8.3 (which notice shall be considered delivered effective as of the day of transmission if transmitted on or before 5:00 p.m. U.S. Central Standard Time on the date of transmission, otherwise the next day after transmission).

Section 5.6  Shareholders’ Meeting.  Promptly after the Registration Statement is declared effective under the Securities Act, Grey Wolf shall take all necessary action, in accordance with Applicable Law, the rules and regulations of the AMEX and Grey Wolf Charter Documents, to properly give notice of and hold a meeting of its shareholders for the purpose of voting on the Merger. Subject to Section 5.5 and Article VII, the Grey Wolf Board shall unanimously recommend approval of the Merger. Grey Wolf, through its board of directors, shall use its commercially reasonable best efforts to take all lawful actions to solicit approval by its shareholders of the Merger, including timely mailing the Proxy Statement/Prospectus to the shareholders of Grey Wolf. Grey Wolf shall use commercially reasonable best efforts to hold its shareholders’ meeting within 45 days after the date the Registration Statement is declared effective.

Section 5.7  Registration Statement and Proxy Statement/Prospectus.

(a) Precision and Grey Wolf shall cooperate and promptly prepare the Registration Statement and the Proxy Statement/Prospectus and Precision shall file the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus with the SEC as soon as practicable after the date hereof, and Precision and Grey Wolf shall cooperate to promptly respond to any comments made by the SEC and otherwise use their respective commercially reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing. Precision and Grey Wolf will provide each other with any information which may be required to prepare and file the Proxy Statement/Prospectus and the Registration Statement. Grey Wolf will cause the Proxy Statement/Prospectus to be mailed to its shareholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. If at any time prior to the Effective Time any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Precision or Grey Wolf, as applicable, will promptly inform the other of such occurrence, and Precision and Grey Wolf will cooperate in filing such amendment or supplement with the SEC, use their respective commercially reasonable best efforts to cause such amendment to become effective as promptly as possible and, if required, mail such amendment or supplement to the shareholders of Grey Wolf. Precision shall use its commercially reasonable best efforts, and Grey Wolf shall cooperate with Precision, to obtain any and all necessary state securities laws or “blue sky” permits, approvals and registrations in connection with the issuance of the Precision Trust Units pursuant to the Merger.

(b) Precision will cause the Registration Statement (and to the extent Grey Wolf is to provide information to be contained in the Proxy Statement/Prospectus, Grey Wolf will cause the Proxy Statement/Prospectus), at the time it becomes effective under the Securities Act, to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder. Precision and Grey Wolf shall be responsible for furnishing to each other true, accurate and complete information regarding themselves and their respective shareholders or unitholders, as the case may be, for inclusion in the Proxy Statement/Prospectus.

(c) Precision hereby covenants and agrees with Grey Wolf that: (i) the Registration Statement (at the time it becomes effective under the Securities Act through the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall apply only to information included or incorporated by reference in the Registration Statement that was supplied by Precision for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to shareholders of Grey Wolf, through the time of Grey Wolf Meeting, and until the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall apply only to information included or incorporated by reference in the Proxy Statement/Prospectus that was supplied by Precision for inclusion therein). If, at any time prior to the Effective Time, any event with respect to Precision, or with respect to other information supplied by Precision for inclusion in the Registration Statement or the Proxy Statement/Prospectus, occurs and such event is required to be described in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, Precision shall promptly notify Grey Wolf of such occurrence and Precision shall cooperate with Grey Wolf in the preparation, filing and dissemination of such amendment or supplement.

(d) Grey Wolf hereby covenants and agrees with Precision that: (i) the Registration Statement (at the time it becomes effective under the Securities Act and until the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall apply only to any information included or incorporated by reference in the Registration Statement that was supplied by Grey Wolf for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to shareholders of Grey Wolf, through the time of the Grey Wolf Meeting, and until the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall apply only to any information included or incorporated by reference in the Proxy Statement/Prospectus that was supplied by Grey Wolf for inclusion therein). If, at any time prior to the Effective Time, any event with respect to Grey Wolf, or with respect to other information included in the Registration Statement with respect to Grey Wolf, occurs and such event is required to be described in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, Grey Wolf shall promptly notify Precision of such occurrence and Grey Wolf shall cooperate with Precision in the preparation, filing and dissemination of such supplement.

(e) None of the Registration Statement, the Proxy Statement/Prospectus or any amendment or supplement thereto will be filed or disseminated to the shareholders of Grey Wolf without the approval of both Precision and Grey Wolf, such approval not to be unreasonably withheld, conditioned or delayed. Each Party shall advise the other Parties promptly after it receives notice thereof, of the time when the Registration Statement has become effective under the Securities Act, the issuance of any stop order with respect to the Registration Statement, the suspension of the qualification of the Precision Trust Units issuable in connection with the

Merger for offering or sale in any jurisdiction, or any comments or requests for additional information by the SEC with respect to the Registration Statement.

(f) Precision shall use its commercially reasonable best efforts to cause to be delivered to Grey Wolf two comfort letters from KPMG LLP, Precision’s independent auditors, one dated on the date on which the Registration Statement shall become effective, and one bring-down letter dated on the Closing Date, each addressed to Grey Wolf and customary in scope and substance for letters delivered by independent auditors in connection with public offerings.

(g) Grey Wolf shall use its commercially reasonable best efforts to cause to be delivered to Precision two comfort letters from KPMG LLP, Grey Wolf’s independent auditors, one dated on the date on which the Registration Statement shall become effective, and one bring-down letter dated on the Closing Date, each addressed to Precision and customary in scope and substance for letters delivered by independent auditors in connection with public offerings.

Section 5.8  NYSE and TSX Listing.  Precision shall prepare and submit to the NYSE and TSX listing applications covering the Precision Trust Units issued or issuable (a) in the Merger, and (b) upon conversion of the Grey Wolf Convertible Notes. Grey Wolf will promptly cooperate with Precision in preparing and submitting such NYSE and TSX listing applications and in responding to comments and inquiries from the NYSE and TSX with respect thereto. Each of Precision and Grey Wolf shall use their respective commercially reasonable best efforts to enable Precision to obtain, prior to the Effective Time, approval of the NYSE and TSX for the listing of all Precision Trust Units covered by such application, subject to official notice of issuance, under the trading symbol “PDS” on the NYSE and “PD.UN” on the TSX.

Section 5.9  Regulatory Filings.

(a) Subject to the terms and conditions herein provided, each of Grey Wolf and Precision shall take, or cause to be taken, all action and shall do, or cause to be done, all things necessary, appropriate or desirable under any Applicable Law (including the HSR Act) or under applicable Contracts so as to enable the Closing to occur as soon as reasonably practicable, including using its commercially reasonable best efforts to obtain all necessary waivers, consents and approvals, remove all impediments to the Closing, and to identify and make all Precision Regulatory Filings and Grey Wolf Regulatory Filings (the “Regulatory Filings”). Precision and Grey Wolf each will cause all documents it is responsible for filing with any Governmental Authority under this Section 5.9 to comply with all Applicable Laws. For the avoidance of doubt, the Parties agree that their respective obligations and rights with respect to filings with the SEC or the Canadian Securities Regulatory Authorities and the application of securities laws in connection with the transactions contemplated hereby shall be governed only by Section 5.7 and not this Section 5.9(a).

(b) Each of Precision and Grey Wolf shall furnish the other Party with such information and reasonable assistance as such other Party and its respective affiliates may reasonably request in connection with their preparation of any Regulatory Filings with any Governmental Authorities; provided, however, that if the provisions of the HSR Act would prevent a Party from disclosing such information to the other Party, then such information may be disclosed to such Party’s counsel.

(c) Each of Precision and Grey Wolf shall promptly give voluntary notice to CFIUS under the Exon-Florio Amendment of the transactions contemplated by this Agreement, and, in connection therewith, provide CFIUS with such information concerning the transactions contemplated by this Agreement as is reasonably necessary or desirable.

(d) Each of Precision and Grey Wolf shall take, or cause to be taken, all action or shall do, or cause to be done, all things necessary, appropriate or desirable to cause the covenants and conditions applicable to the transactions contemplated hereby to be performed or satisfied as soon as practicable, including responding promptly to requests for additional information made by the DOJ or the FTC, and to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing.

(e) Each of Precision and Grey Wolf shall use its commercially reasonable best efforts to avoid the entry of, or to have vacated or terminated, any Order or injunction that would restrain, prevent or delay the Closing. Furthermore, if any Governmental Authority shall have issued any Order or injunction, or taken any other action, that would have the effect of restraining, enjoining or otherwise prohibiting, delaying or preventing the consummation of the transactions contemplated hereby, each of Precision and Grey Wolf shall use its commercially reasonable best efforts to have such Order or injunction or other action declared ineffective as soon as practicable.

(f) Precision and Grey Wolf shall promptly notify each other of any communication concerning this Agreement or the Merger from any Governmental Authority and, subject to Applicable Law, permit the other Party to review in advance any proposed communication to any Governmental Authority concerning this Agreement or the Merger. In addition, Precision and Grey Wolf shall not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or another inquiry concerning this Agreement or the Merger, or enter into any agreements with any Governmental Authority, including, without limitation, extending any antitrust waiting periods, unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat. Precision and Grey Wolf shall furnish counsel to the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any Governmental Authorities or members of their respective staffs on the other hand, relating to this Agreement and the Merger.

(g) Notwithstanding the foregoing, nothing contained in this Agreement shall be construed to require Precision or Grey Wolf or their respective Subsidiaries or Affiliates to dispose of any of its assets or to limit its freedom of action with respect to any of their businesses, or to consent to any disposition of their assets or limits on their freedom of action with respect to any of their businesses, whether prior to or after the Effective Time, or to commit or agree to any of the foregoing, to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to the HSR Act, or other antitrust, competition, pre-merger notification, trade regulation or similar Applicable Laws (collectively, “Antitrust Laws”) or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding relating to Antitrust Laws or non-U.S. Antitrust Laws, other than such dispositions, limitations or consents, commitments or agreements that in each such case may be conditioned upon the consummation of the Merger and the transactions contemplated hereby and that in each such case, individually or in the aggregate, do not have or cause and would not be reasonably be expected to have or cause a Precision Material Adverse Effect after the Merger; provided, however, that neither Precision on the one hand or Grey Wolf on the other hand shall take or agree to any action required or permitted by this Section 5.9(g) without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.10  Rule 16b-3 Approval.  Prior to the Closing, Precision and Grey Wolf, and their respective board of trustees and board of directors, as applicable and required, or committees thereof, shall use their commercially reasonable best efforts to take all actions to cause any dispositions of Grey Wolf Common Stock (including derivative securities with respect to Grey Wolf Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in no-action letters issued by the SEC in similar transactions.

Section 5.11  Taking of Necessary Action; Further Action.  Subject to the terms and conditions of this Agreement, each of the Parties shall use its commercially reasonable best efforts to take all actions as may be necessary or appropriate in order to effectuate the Merger under the TBCA and the TCL as promptly as commercially practicable. In addition, the Parties agree to execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement.

Section 5.12  Public Announcements.  On the date this Agreement is executed (or if executed after the close of business, no later than the first to occur of the opening of the NYSE, TSX or AMEX on the next day), Precision and Grey Wolf shall issue a joint press release with respect to the execution hereof and the transactions contemplated hereby. Except in respect of a public announcement as may be required by Applicable Law or any listing agreement with or rule of any Governmental Authority, Precision and Grey Wolf shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated by this Agreement.

Section 5.13  Notification of Certain Matters.  Each Party shall give prompt notice to the other Parties of any of the following for which it becomes aware: (i) any representation or warranty made by it becoming untrue or inaccurate if such untruth or inaccuracy would reasonably be expected to cause any condition set forth in Article VI not to be satisfied, (ii) the occurrence of any event or development that would cause (or would reasonably be expected to cause) any representation or warranty by it herein to be untrue or inaccurate if such untruth or inaccuracy would reasonably be expected to cause any condition set forth in Article VI not to be satisfied, or (iii) any failure by it to comply with or satisfy in all material respects any covenant, condition, or agreement to be complied with or satisfied by it hereunder; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of any Party hereto.

Section 5.14  Payment of Expenses.  Whether or not the Merger is consummated, and except as provided in Section 7.3, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, regardless of whether the Merger is consummated, except that Precision and Grey Wolf shall equally share the following: (a) all fees and expenses, other than attorneys’, accountants’, financial advisers’ and consultants’ fees and expenses (which shall be paid by the Party incurring same), incurred in relation to the filing with the SEC and printing of the Proxy Statement/Prospectus, including preliminary materials related thereto, and the Registration Statement, including financial statements and exhibits and any amendments and supplements thereto, (b) the filing fees for the Registration Statement and the Notification and Report Forms filed with the FTC and DOJ under the HSR Act and (c) the fees and expenses (other than attorneys’ fees) associated with the NYSE and TSX listing applications referred to in Section 5.8 above.

Section 5.15  Indemnification and Insurance.

(a) From and after the Effective Time, Precision and PDC shall cause the Surviving Corporation to, and the Surviving Corporation shall, subject to Applicable Law; honor all indemnification, advancement and expenses and exculpation agreements or other obligations of Grey Wolf with respect to their respective current or former officers and directors including those agreements or obligations included in the Grey Wolf Charter Documents, and any Contract of Grey Wolf with its current or former officers or directors, or arising under Applicable Law.

(b) From and for a period of six years after the Effective Time, Precision and PDC shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify, defend, hold harmless and advance expenses to each Person who is now, has been at any time prior to the date of this Agreement, or becomes prior to the Effective Time, an officer, director, employee or agent of any of the Grey Wolf Companies (collectively, the “Indemnified Parties”) to the fullest extent permitted by Applicable Law against all losses, expenses (including reasonable outside attorneys’ fees), claims, damages, fines, costs, liabilities or amounts that are paid in settlement with the approval of the indemnifying Party (which approval shall not be unreasonably withheld, conditioned or delayed) resulting from, or otherwise arising in connection with, any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), based in whole or in part on, or arising in whole or in part out of, the fact that the Indemnified Party (or the Person controlled by the Indemnified Party) is or was a director, officer, employee or agent of any of the Grey Wolf Companies and pertaining to any matter existing, or arising out of actions or omissions or alleged actions or omissions occurring, at or prior to the Effective Time (including any Claim arising out of this Agreement or any of the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time.

Precision and PDC shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay any expenses to each Indemnified Party, as incurred, in advance of the final disposition of any such Claim to the fullest extent permitted under Applicable Law. Each Indemnified Party will be entitled to receive such advances from the Surviving Corporation within ten Business Days of receipt by the Surviving Corporation from the Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by Applicable Law, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. Without limiting the foregoing, in the event any such Claim is brought against any Indemnified Party (whether arising before or after the Effective Time): (i) the Surviving Corporation shall have the right to control the defense of such matter with the Surviving Corporation’s regularly engaged legal counsel or other counsel selected by the Surviving Corporation and reasonably satisfactory to the Indemnified Party, and Precision and PDC shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay all reasonable fees and expenses of such counsel; and (ii) the Indemnified Party will cooperate with the Surviving Corporation, at the Surviving Corporation’s expense, in the defense of any such matter. Neither Precision, PDC nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim for which indemnification could be sought by any Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim and does not include any finding of fact admission or stipulation with respect to fault, intent or culpability of the Indemnified Party, or such Indemnified Party otherwise consents. In the event of any Claim, any Indemnified Party wishing to claim indemnification shall promptly notify the Surviving Corporation thereof (provided that failure to so notify the Surviving Corporation will not affect the obligations of Precision or the Surviving Corporation except to the extent that the Surviving Corporation shall have been materially prejudiced as a result of such failure) and shall deliver to the Surviving Corporation any undertaking required by Applicable Law, but without any requirement for the posting of a bond. Without limiting the foregoing, in the event any Claim is brought against any of the Indemnified Parties, Precision and PDC shall cause the Surviving Corporation to, and the Surviving Corporation shall, be required to retain only one counsel (plus one local counsel, if necessary) to represent all such Indemnified Parties with respect to each such matter unless the use of one counsel to represent the Indemnified Parties would present such counsel with a conflict of interest, or the representation of all of the Indemnified Parties by the same counsel would be inappropriate due to actual or apparent differing interests between them, in which case such additional counsel as may be required (as shall be reasonably determined by the Indemnified Parties and the Surviving Corporation) may be retained by the Indemnified Parties at the cost and expense of Precision or the Surviving Corporation and Precision and PDC shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay all reasonable fees and expenses of such counsel for such Indemnified Parties. Notwithstanding the foregoing, nothing contained in this Section 5.15 shall be deemed to grant any right to any Indemnified Party which is not permitted to be granted to an officer, director, employee, controlling shareholder or agent of Grey Wolf under a non-waivable provision of Applicable Law.

(c) From and for not less than six years after the Effective Time, Precision shall cause the Surviving Corporation to, and the Surviving Corporation shall use its commercially reasonable best efforts to maintain in effect directors’ and officers’ liability insurance policies covering those persons who are covered by Grey Wolf’s directors’ and officers’ liability insurance policies as of the Effective Time on terms substantially no less advantageous to such Persons than such existing insurance with respect to Claims arising from facts or events that occurred on or prior to the Effective Time; provided, however, that (i) the Surviving Corporation may substitute therefor policies, issued by an insurance carrier with the same or better credit rating as the Surviving Corporation’s current insurance carrier, of at least the same coverage containing terms and conditions which are no less advantageous than Grey Wolf’s current policy, provided that such substitution shall not result in gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and (ii) the Surviving Corporation shall not be required to pay an annual premium in excess of 250% of the last annual premium paid by Grey Wolf (whichever premium was higher) prior to the date hereof. In the event that the annual premium for such insurance exceeds such maximum amount, the Surviving Corporation shall purchase as much coverage per policy year as reasonably obtainable for such maximum amount.

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Applicable Law, Contract or otherwise.

(e) In the event that the Surviving Corporation, or any of its respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its and its subsidiaries’ properties and assets (taken as a whole) to any Person, then, and in each such case, proper provision shall be made by the Surviving Corporation so that the successors and assigns of the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.15.

Section 5.16  Surviving Corporation Employee Matters.

(a) At the Effective Time, the Surviving Corporation shall, or shall cause its Subsidiaries to, continue employment of all the employees who are employed by Grey Wolf or any of the Grey Wolf Subsidiaries as of the day immediately prior to the Effective Time. The Grey Wolf Employees so employed are collectively referred to herein as the “Continuing Employees.”

(b) During the period from the Effective Time to and including December 31, 2009 the Surviving Corporation and its Subsidiaries shall provide each Continuing Employee with an annual salary rate, bonus opportunity and hourly wage rate, as applicable, that is not less favorable to such Continuing Employee than the annual salary rate, bonus opportunity or hourly wage rate provided to such Continuing Employee by Grey Wolf or the applicable Grey Wolf Subsidiary immediately prior to the Effective Time.

(c) During the period from the Effective Time to and including December 31, 2009, the Surviving Corporation and its Subsidiaries shall provide medical, dental, pharmaceutical and vision benefits and other employee benefits that with respect to Continuing Employees shall be, no less favorable, in the aggregate, than those provided by Grey Wolf or the Grey Wolf Subsidiaries immediately prior to the Effective Time. Notwithstanding anything herein to the contrary, nothing herein shall require the Surviving Corporation to provide or continue any stock option plans, restricted stock grant plans or other equity award or purchase plans of Grey Wolf, except as otherwise provided in Article II hereof, or to assume or provide retiree medical benefits to any Continuing Employee, except as described in Section 5.16 of the Grey Wolf Disclosure Letter.

(d) With respect to each Continuing Employee, the Surviving Corporation shall credit, or cause its Subsidiaries to credit, the period of employment and service recognized by Grey Wolf or the applicable Grey Wolf Subsidiary (including their respective affiliates and their predecessors if applicable) for such Continuing Employee immediately prior to the Effective Time under the Grey Wolf Benefit Plans for purposes of determining the Continuing Employee’s eligibility to join (subject to satisfaction of all non-service related eligibility criteria), vesting and benefit accrual (but not benefit accrual for any purpose other than vacation pay, severance and termination pay and sick leave, and vesting in employer contributions under a 401(k) or profit sharing arrangement that is tax qualified under Code Section 401) under the corresponding employee benefit plans, programs, policies or similar employment-related arrangements of the Surviving Corporation and its Subsidiaries in which the Continuing Employee is eligible to participate as if such period of employment and service had been employment and service with the Surviving Corporation and its Subsidiaries. No such period of employment and service credit shall be provided to the extent that it will result in a duplication of credit or employment benefits.

(e) The Surviving Corporation and its Subsidiaries shall waive, and the extent necessary to effect the terms hereof, shall use their commercially reasonable best efforts to cause the relevant insurance carriers and other third parties to waive, any pre-existing condition limitations for medical conditions existing as of the Effective Time of each Continuing Employee and the Continuing Employee’s dependents who are covered immediately prior to the Effective Time under a group health plan maintained by Grey Wolf, but only to the extent such pre-existing medical condition would have been covered by the Surviving Corporation’s group health plan if it were not a pre-existing medical condition and only to the extent that such pre-existing medical condition limitations would not have applied to such Continuing Employee or the Continuing Employee’s dependents (as the case may be) under Grey Wolf’s group health plan, as applicable, immediately prior to the Effective Time. Additionally, the Surviving Corporation shall use its commercially reasonable best efforts to offer, or cause its Subsidiaries to offer, at the Effective Time to each Continuing Employee coverage under a group health plan (as defined in Section 5000(b)(1) of the Code) which credits such Continuing Employee towards the deductibles, co-insurance and maximum out of pocket provisions imposed under such group health plan, for the year during which the Effective Time occurs, with any applicable expenses already incurred during such year under Grey Wolf’s group health plan.

(f) Nothing in this Agreement shall be considered a contract between Precision, PDC, Grey Wolf, the Surviving Corporation, or any of their respective Subsidiaries and any Continuing Employee or consideration for, or inducement with respect to, any such Continuing Employees’ continued employment with the Surviving Corporation and, without limitation, all such Continuing Employees are and will continue to be considered employees at will pursuant to the applicable employment at will laws or doctrine, subject to any express written agreement to the contrary with such Continuing Employee. For the avoidance of doubt and without limiting the generality of Section 8.6, nothing in this Section 5.16 is intended to make any Person a third-party beneficiary of the agreements contained in this Section 5.16, and nothing in this Section 5.16 shall constitute an amendment of any Grey Wolf Benefit Plan.

(g) Each of the Parties agrees to cooperate in good faith prior to the Effective Time to establish a process to integrate the Grey Wolf Benefit Plans following the Effective Time.

(h) The Parties agree that Precision and Surviving Corporation shall administer and perform the Grey Wolf, Inc. Employee Severance Plan established on August 8, 2008, in accordance with its terms and shall not amend or terminate such plan prior to its expiration in accordance with its terms in any way that negatively impacts the beneficiaries thereof prior to the first anniversary of the Closing Date.

Section 5.17  Tax Matters.

(a) Precision, PDC, Grey Wolf and Lobos shall each use its commercially reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the Tax opinions set forth in Section 6.2(d) and Section 6.3(d). Precision, Grey Wolf and Lobos agree to file all Tax Returns consistent with the treatment of the Merger as a “reorganization”, with Precision, Lobos and Grey Wolf as “parties to the reorganization”, within the meaning of Section 368(a) of the Code. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Sec. 1.368-2(g).

(b) Each of PDC, in its capacity as administrator of Precision, and Grey Wolf shall deliver to Porter & Hedges, L.L.P. and Mayer Brown LLP an officers’ certificate dated as of the Closing Date and signed by the Chief Executive Officers or the Chief Financial Officers of each of PDC and Grey Wolf, containing representations on behalf of Precision and Grey Wolf, in each case as shall be reasonably necessary or appropriate to enable Porter & Hedges, L.L.P. to render the opinion described in Section 6.3(d) of this Agreement and Mayer Brown LLP to render the opinion described in Section 6.2(d) of this Agreement. Each of Precision and Grey Wolf shall use its commercially reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the officers’ certificates described in this Section 5.17.

(c) Grey Wolf and Precision shall provide each other with a certification in accordance with the requirements of Treasury Regulation Section 1.1445-2(c)(3) that it is not a United States real property holding corporation.

(d) The Parties intend and believe that this Agreement constitutes a binding Contract for fixed consideration pursuant to Treasury Regulation Section 1.368-1T(e)(2).

(e) After the Merger, Precision shall use its commercially reasonable best efforts to remain a “qualified foreign corporation” under Code Section 1(h) and the applicable Treasury Regulations.

Section 5.18  Continuing Obligation to Call, Hold and Convene Shareholders’ Meeting; No Other Vote.  Notwithstanding anything herein to the contrary, the obligations of Grey Wolf to call, give notice of, convene and hold the Grey Wolf Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal with respect to it, or by any determination by the Grey Wolf Board to modify, withdraw, amend or modify its recommendation in favor of the Merger. Prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 7.1, Grey Wolf shall not submit to the vote of its shareholders any Acquisition Proposal, or propose to do so. For the avoidance of doubt, nothing in this Section 5.18 shall in any way limit the ability of Grey Wolf to terminate this Agreement pursuant to Section 7.1(d)(iii).

Section 5.19  Control of Other Party’s Business.  Nothing contained in this Agreement shall give Grey Wolf, directly or indirectly, the right to control or direct Precision’s operations prior to the Effective Time or give Precision, directly or indirectly, the right to control or direct Grey Wolf’s operations prior to the Effective Time. Prior to the Effective Time, each of Precision and Grey Wolf shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 5.20  Financing.  Grey Wolf shall, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to, use commercially reasonable best efforts to cooperate in connection with Precision’s efforts to complete the Financing as may be requested by Precision, including, without limitation: (i) participating on a timely basis in meetings, drafting sessions, due diligence sessions and other presentations, including presentations with potential lenders, agents or underwriters and with rating agencies; (ii) furnishing to the Joint Lead Arrangers and to Precision as promptly as reasonably practicable all financial statements, pro forma statements, financial projections, business plans, budgets and other reasonably pertinent data and information as may be available (or obtainable without unreasonable expense) and reasonably requested by any of the Joint Lead Arrangers or Precision; (iii) participating in the marketing presentations and other marketing efforts of the Joint Lead Arrangers or Precision for any portion of the Financing and assisting the Joint Lead Arrangers in the timely preparation of bank information memoranda, presentations and similar documents and of material for rating agency presentations; (iv) assisting Precision in securing the cooperation of the independent accountants of Grey Wolf, including with respect to the delivery of accountants’ comfort letters (v) obtaining legal opinions from Precision’s counsel, ratings and other documentation and items relating to such financing as are reasonably requested by either of the Joint Lead Arrangers; (vi) executing and delivering in connection with the Financing any guarantees, mortgages, pledges and security documents, other definitive financing documents or other certificates or documents, conditioned on the completion of the Merger as may be reasonably requested by either of the Joint Lead Arrangers; and (vii) taking such actions and providing such information and assistance as either of the Joint Lead Arrangers or Precision may reasonably request in connection with creating Liens upon or pledging collateral to secure the Financing. Precision shall have provided a copy of the final executed commitment letter relating to the Financing, including all attachments thereto, to Grey Wolf prior to the execution of this Agreement.

Section 5.21  Rights Agreement; State Takeover Laws.

(a) Prior to the Effective Time, Grey Wolf shall not redeem the Grey Wolf Rights or amend, modify (other than to render the Grey Wolf Rights inapplicable to the Merger or any action permitted under this Agreement) or terminate the Grey Wolf Rights Agreement unless required to do so by order of a court of competent jurisdiction.

(b) Prior to the Effective Time, Grey Wolf shall not take any action to render inapplicable or to exempt any third Person from, any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock unless (i) required to do so by order of a court of competent jurisdiction or (ii) the Grey Wolf Board has concluded in good faith, after consultation with its outside legal counsel, that, in light of a Superior Proposal with respect to Grey Wolf, the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under Applicable Law.

ARTICLE VI

CONDITIONS

Section 6.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each Party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions, any or all of which may be waived in writing in whole or in part only by both Precision and Grey Wolf (to the extent permitted by Applicable Law):

(a) Shareholder Approval.  The Merger shall have been duly and validly approved and adopted by the requisite vote of the shareholders of Grey Wolf.

(b) CFIUS Approval.  Precision shall have received written notice from CFIUS of its determination pursuant to the Exon-Florio Amendment not to undertake an investigation of the transaction contemplated by this Agreement.

(c) Other Approvals.  Any applicable waiting period under the HSR Act (including extensions thereof) shall have expired or been terminated and all filings required to be made by the Parties prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained by the Parties prior to the Effective Time from, any Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall have been made or obtained (as the case may be), except for any failures to make such filings or obtain such consents, approvals, permits and authorizations that, individually or in the aggregate, would not reasonably be expected to have or cause a Material Adverse Effect on or with respect to Precision (assuming the Merger has taken place).

(d) Securities Law Matters.  The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall be effective at the Effective Time, and no stop order suspending such effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend such effectiveness shall have been initiated and be continuing (and no similar action shall have been taken by any Canadian Securities Regulatory Authority with respect to Precision or the Precision Trust Units), and any and all necessary approvals under state securities laws or Applicable Canadian Securities Laws relating to the issuance or trading of the Precision Trust Units to be issued in the Merger shall have been received.

(e) No Injunctions or Restraints.  No Governmental Authority of competent jurisdiction shall have issued, promulgated, enforced or entered any Order, temporary restraining order, preliminary or permanent injunction, or other legal restraint or prohibition that is continuing and which prevents the consummation of the Merger. There shall not be any pending suit, action or proceeding asserted by any Governmental Authority challenging or seeking to restrain or prohibit the consummation of the Merger or the transactions contemplated hereunder.

(f) NYSE and TSX Listing.  The Precision Trust Units required to be included in the NYSE and TSX listing applications referred to in Section 5.8 above shall have been authorized for listing on the NYSE and the TSX, subject to official notice of issuance.

Section 6.2  Conditions to Obligations of Precision, PDC and Lobos.  The obligations of Precision, PDC and Lobos to effect the Merger are subject to the satisfaction of each of the following conditions, any or all of which may be waived in writing in whole or in part by Precision, PDC and Lobos:

(a) Representations and Warranties.  (i) The representations and warranties of Grey Wolf set forth in Section 3.2 (Authorization, Validity and Effect of Agreement), Section 3.3 (Capitalization) and Section 3.16 (No Brokers) shall be true, accurate and complete in all material respects as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct in all material respects as of such date) as of the Closing Date as though made on and as of that time and (ii) the representations and warranties of Grey Wolf set forth in Article III (other than the representations and warranties set forth in Section 3.2, Section 3.3 and Section 3.16) shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except in each case for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, do not have or cause and would not reasonably be expected to have or cause a Grey Wolf Material Adverse Effect, and Precision and PDC shall have received a certificate signed by the Responsible Officers of Grey Wolf to such effect.

(b) Performance of Covenants and Agreements by Grey Wolf.  Grey Wolf shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Precision and PDC shall have received a certificate signed by a Responsible Officer of Grey Wolf to such effect.

(c) No Material Adverse Change.  From the date of this Agreement through the Closing, there shall not have occurred any event, occurrence or development that has had or caused or would reasonably be expected to have or cause a Grey Wolf Material Adverse Effect.

(d) Tax Opinion.  Precision and PDC shall have received an opinion (reasonably acceptable in form and substance to Precision and PDC) from Mayer Brown LLP, dated as of the Closing Date, and based on a reasonable assumption as to the amount of cash consideration ultimately paid to Grey Wolf Dissenting Shareholders, to the effect that for federal income Tax purposes (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of Precision, Grey Wolf and Lobos will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified. Such opinion will be based upon representations of the Parties contained in this Agreement and in the officers’ certificates described in Section 5.17(b).

Section 6.3  Conditions to Obligation of Grey Wolf.  The obligation of Grey Wolf to effect the Merger is subject to the satisfaction of each of the following conditions, any or all of which may be waived in writing in whole or in part by Grey Wolf:

(a) Representations and Warranties.  (i) The representations and warranties of Precision, PDC and Lobos set forth in Section 4.2 (Authorization, Validity and Effect of Agreement), Section 4.3 (Capitalization) and Section 4.13 (No Brokers) shall be true, accurate and complete in all material respects as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct in all material respects as of such date) as of the Closing Date as though made on and as of that time and (ii) the representations and warranties of Precision set forth in Article IV (other than the representations and warranties set forth in Section 4.2, Section 4.3 and Section 4.13) shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except in each case for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, do not have or cause and would not reasonably be expected to have or cause a Precision Material Adverse Effect, and Grey Wolf shall have received a certificate signed by the Responsible Officers of Precision to such effect.

(b) Performance of Covenants and Agreements by Precision, Lobos and PDC.  Each of Precision, Lobos and PDC shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Grey Wolf shall have received a certificate signed by a Responsible Officer of Precision to such effect.

(c) No Material Adverse Change.  From the date of this Agreement through the Closing, there shall not have occurred any event, occurrence or development that has had or caused or would reasonably be expected to have or cause a Precision Material Adverse Effect.

(d) U.S. Tax Opinion.  Grey Wolf shall have received an opinion (reasonably acceptable in form and substance to Grey Wolf) from Porter & Hedges L.L.P., dated as of the Closing Date, and based on a reasonable assumption as to the amount of cash consideration ultimately to be paid to Grey Wolf Dissenting Shareholders, to the effect that for federal income Tax purposes (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of Precision, Grey Wolf and Lobos will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified. Such opinion will be based upon representations of the Parties contained in this Agreement and in the officers’ certificates described in Section 5.17(b).

ARTICLE VII

TERMINATION

Section 7.1  Termination Rights.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Grey Wolf Proposal by the shareholders of Grey Wolf (except as provided below), by action taken by the board of directors or the board of trustees, as applicable, of the terminating Party or Parties upon the occurrence of any of the following:

(a) By mutual written consent duly authorized by the Precision Board and the Grey Wolf Board.

(b) By either Grey Wolf or Precision if:

(i) the Merger has not been consummated by February 28, 2009 (the “Termination Date”) (provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any Party whose breach of any representation or warranty or failure to perform or satisfy any covenant or agreement under this Agreement has been the principal cause of or resulted in the failure of the Merger to occur on or before such date);

(ii) any Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or making consummation of the Merger illegal, and such Order or other action shall have become final and nonappealable (provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any Party whose failure to fulfill any material obligation under this Agreement has been the principal cause of or resulted in such Order or other action); or

(iii) the Grey Wolf Proposal shall not have been approved by the Required Grey Wolf Vote at the Grey Wolf Meeting or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement pursuant to this clause (iii) shall not be available to Grey Wolf if the failure to obtain approval of the Grey Wolf Proposal is caused by the action or failure to act of Grey Wolf and such action or failure to act constitutes a material breach of this Agreement.

(c) By Precision if:

(i) there has been a material breach of the representations and warranties made by Grey Wolf in Article III of this Agreement, which breach (A) would cause a failure of the condition described in Section 6.2(a) and (B) is incapable of being cured by Grey Wolf within 30 days following receipt of written notice from Precision of such breach (but not later than the Termination Date);

(ii) Grey Wolf has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement, which failure to comply (A) would cause a failure of the condition described in Section 6.2(b) and (B) is incapable of being cured by Grey Wolf within 30 days following written notice from Precision of such failure (but not later than the Termination Date); or

(iii) (A) Grey Wolf shall have breached in any material respect any of its obligations under Section 5.5, (B) the Grey Wolf Board (or any committee thereof) shall have made an Adverse Recommendation Change or an Acquisition Proposal Recommendation, (C) any Grey Wolf Company shall have entered into an Acquisition Agreement or (D) Grey Wolf or the Grey Wolf Board (or any committee thereof) publicly shall have announced its intention to do any of the foregoing.

(d) By Grey Wolf if:

(i) there has been a material breach of the representations and warranties made by Precision in Article IV of this Agreement, which breach (A) would cause a failure of the condition described in Section 6.3(a), and (B) is incapable of being cured by Precision within 30 days following receipt of written notice from Grey Wolf of such breach (but not later than the Termination Date);

(ii) Precision has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement, which failure to comply (A) would cause a failure of the condition described in Section 6.3(b) and (B) is incapable of being cured by Precision within 30 days following receipt of written notice from Grey Wolf of such failure (but not later than the Termination Date); or

(iii) prior to the approval of Grey Wolf Proposal by the Required Grey Wolf Vote, Grey Wolf elects to enter into an Acquisition Agreement as permitted by (and not in violation of) Section 5.5; provided, however, that Grey Wolf may not terminate this Agreement pursuant to this Section 7.1(d)(iii) unless Grey Wolf shall have complied with the provisions of Section 5.5(e)(ii) and shall not have otherwise breached any other term of Section 5.5 in any material respect. No termination pursuant to this Section 7.1(d)(iii) shall be effective unless Grey Wolf simultaneously pays in full the payment required by Section 7.3(a) and provides Precision with a written acknowledgment from each other party to the Acquisition Agreement that such party is aware of the amounts due Precision under Section 7.3(a) and that such party irrevocably waives any right it may have to litigate, sue or bring any Claim to contest such amounts.

Section 7.2  Effect of Termination.  If this Agreement is terminated by either Grey Wolf or Precision pursuant to the provisions of Section 7.1, this Agreement shall forthwith become void, and there shall be no further obligation on the part of any Party or its Affiliates or Representatives except pursuant to the provisions of Section 5.4(d), Section 5.7(c), Section 5.7(d), Section 5.14, this Section 7.2, Section 7.3, Article VIII and the Confidentiality Agreement (which shall continue pursuant to its terms); provided, however, that a termination of this Agreement shall not relieve any Party from any liability for damages incurred as a result of a willful or intentional breach by such Party of its representations, warranties, covenants, agreements or other obligations hereunder occurring prior to such termination.

Section 7.3  Fees and Expenses.  Notwithstanding the provisions of Section 5.14:

(a) Grey Wolf will, immediately upon termination of this Agreement pursuant to Section 7.1(b)(iii), Section 7.1(c)(iii) or Section 7.1(d)(iii) (but in the case of Section 7.1(b)(iii) only if prior to such Grey Wolf Meeting an Adverse Recommendation Change or an Acquisition Proposal Recommendation has been made), pay, or cause to be paid, to Precision by wire transfer of immediately available funds to an account designated by Precision a termination fee in the amount of $64 million.

(b) Grey Wolf will, immediately upon termination of this Agreement pursuant to Section 7.1(b)(iii), pay, or cause to be paid, to Precision by wire transfer of immediately available funds to an account designated by Precision $7.5 million as a reasonable estimate of Precision’s expenses; provided that no amount shall be payable under this Section 7.3(b) if the termination fee is paid pursuant to Section 7.3(a).

(c) Grey Wolf will pay, or cause to be paid, to Precision a termination fee in the amount of $64 million less the amount of the payment, if any, previously made by Grey Wolf pursuant to Section 7.3(b) if: (i) this Agreement is terminated pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii); (ii) prior to such termination, there has been publicly announced an Acquisition Proposal; and (iii) within 365 days of such termination, any Grey Wolf Company enters into any definitive agreement with respect to or consummates any Acquisition Proposal (regardless of whether such Acquisition Proposal is the same Acquisition Proposal referred to in clause (ii) above); provided that no amount shall be payable under this Section 7.3(c) if the termination fee is paid pursuant to Section 7.3(a). Such termination fee shall be paid on the day such Grey Wolf Company consummates such Acquisition Proposal, by wire transfer of immediately available funds to an account designated by Precision. Notwithstanding the foregoing, Grey Wolf shall not be required to pay, or cause to be paid, to Precision any amounts pursuant to this Section 7.3(c) if the reason the Merger has not been timely consummated is as the result of a failure to satisfy the conditions set forth in Section 6.1(b), Section 6.1(c), Section 6.1(d), Section 6.1(e) or Section 6.1(f).

(d) Grey Wolf acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Precision would not have entered into this Agreement. Accordingly, if Grey Wolf fails to pay promptly any amounts due pursuant to this Section 7.3, Grey Wolf shall pay to Precision its costs and expenses (including attorneys’ fees and expenses) in connection with collecting these amounts, together with interest on the amounts so owed, at the rate of interest per annum specified as the Prime Rate in the Wall Street Journal as of the date of termination plus 2.0%, from the date of termination of this Agreement until the date all such amounts are paid to Precision.

ARTICLE VIII

MISCELLANEOUS

Section 8.1  Nonsurvival of Representations and Warranties.  None of the representations or warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Grey Wolf Voting Agreements) shall survive the consummation of the Merger.

Section 8.2  Amendment.  This Agreement may be amended by the Parties at any time before or after approval of the Grey Wolf Proposal by the shareholders of Grey Wolf; provided, however, that, after any such approval, no amendment shall be made that by Applicable Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by a written instrument signed by an authorized representative of each of the Parties.

Section 8.3  Notices.  Any notice or other communication required or permitted hereunder shall be in writing and, unless delivery instructions are otherwise expressly set forth above herein, either delivered personally (effective upon delivery), by facsimile transmission (effective on the next day after transmission), by recognized overnight delivery service (effective on the next day after delivery to the service), or by registered or certified mail, postage prepaid and return receipt requested (effective on the third Business Day after the date of mailing), at the following addresses or facsimile transmission numbers (or at such other address(es) or facsimile transmission number(s) for a Party as shall be specified by like notice):

To Precision, PDC or Lobos:

c/o Precision Drilling Corporation
4200, 150-6th Avenue, S.W.
Calgary, Alberta, Canada T2P 3Y7
Attention: Chief Executive Officer
Facsimile: (403) 264-0251

with a copy
(which shall not constitute notice) to:

Mayer Brown LLP
700 Louisiana Street, Suite 3400
Houston, Texas 77002
Attention: Robert F. Gray, Jr.
                    William S. Moss III
Facsimile:  (713) 238-4600

and

Bennett Jones LLP
4500 Bankers Hall East
855-2nd Street, S.W.
Calgary, Alberta, Canada T2P 4K7
Attention: John H. Kousinioris
Facsimile: (403) 265-7219

to Grey Wolf:

Grey Wolf, Inc.
10370 Richmond Avenue, Suite 600
Houston, Texas 77042
Attention: Chief Executive Officer
Facsimile: (713) 435-6171

with a copy
(which shall not constitute notice) to:

Porter & Hedges, L.L.P.
1000 Main, 36th Floor
Houston, Texas 77002
Attention: Nick D. Nicholas
                    Christopher A. Ferazzi
Facsimile: (713) 226-6237

and

Blake, Cassels & Graydon LLP
3500 Bankers Hall East
855-2nd Street S.W.
Calgary, Alberta, Canada T2P 4J8
Attention: Brock W. Gibson
Facsimile: (403) 260-9700

Section 8.4  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 8.5  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be deemed modified to the minimum extent necessary to make such term or provision valid and enforceable, provided that if such term or provision is incapable of being so modified, then such term or provision shall be deemed ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.6  Entire Agreement; No Third Party Beneficiaries.  This Agreement (together with the Confidentiality Agreement and the documents and instruments delivered by the Parties in connection with this Agreement): (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) except as provided in Section 5.15 and Section 5.16(h) (which are intended to be for the benefit of the Persons covered thereby) is solely for the benefit of the Parties and their respective successors, legal representatives and assigns and does not confer on any Person other than the Parties any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Party for whose benefit such representation and warranty was made in accordance with Section 8.12 without notice of liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7  Applicable Law.  THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF TEXAS (INCLUDING THE LAWS OF TEXAS WITH RESPECT TO STATUTES OF LIMITATION AND STATUTES OF REPOSE) WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF THAT WOULD CAUSE THE LAWS OF ANY OTHER JURISDICTION TO APPLY.

Section 8.8  Jurisdiction.  The Parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be exclusively brought in any federal court sitting in Harris County, Texas or any Texas state court sitting in Harris County, Texas, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. This Agreement is executed and is to be performed in Harris County, Texas. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 8.3 shall be deemed effective service of process on such party.

Section 8.9  Specific Performance.  The Parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. No Party shall object to the other Parties’ right to specific performance as a remedy for breach of this Agreement.

Section 8.10  No Remedy in Certain Circumstances.  Each Party agrees that should any Governmental Authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take any action constitutes a material breach of this Agreement or makes this Agreement impossible to perform, in which case this Agreement shall terminate pursuant to Article VII. Except as otherwise contemplated by this Agreement, to the extent that a Party took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an Order or judgment of a court or other competent Governmental Authority, such Party shall not incur any liability or obligation unless such Party breached its obligations under Section 5.9 or did not in good faith seek to resist or object to the imposition or entering of such Order or judgment.

Section 8.11  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated or otherwise transferred by any of the Parties (whether by operation of Applicable Law or otherwise) without the prior written consent of the other Parties, and any such attempted assignment without such consent shall be immediately null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 8.12  Waivers.  At any time prior to the Effective Time, to the extent legally allowed: (a) any Party may extend the time for the performance of any of the obligations or other acts of the other Parties, (b) any Party for whose benefit a representation or warranty was made may waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered pursuant hereto, and (c) any Party may waive performance of any of the covenants or agreements of the other Parties, or satisfaction of any of the conditions to its obligations to effect the Merger, contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by an authorized representative of such Party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a breach of any provision hereof shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provisions hereof.

Section 8.13  Confidentiality Agreement.  The Confidentiality Agreement shall remain in full force and effect following the execution of this Agreement is hereby incorporated herein by reference, and shall constitute a part of this Agreement for all purposes; provided, however, that any standstill provisions contained therein will, effective as of the Closing, be deemed to have been waived to the extent necessary for the Parties to consummate the Merger in accordance with the terms of this Agreement. Any and all information received by Precision and Grey Wolf pursuant to the terms and provisions of this Agreement shall be governed by the applicable terms and provisions of the Confidentiality Agreement.

Section 8.14  Incorporation.  Exhibits and Schedules referred to herein are attached to and by this reference are incorporated herein for all purposes.

Section 8.15  Acknowledgement.  The Parties hereto acknowledge that the obligations of Precision hereunder shall not be personally binding upon PDC, in its capacity as agent on behalf of Precision, any of the trustees of Precision or any of the unitholders of Precision and that any recourse against Precision, PDC (in its capacity as agent on behalf of Precision), any of the trustees of Precision or any of the unitholders of Precision in any manner in respect of any indebtedness, obligation or liability of Precision arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the “Trust Assets” as defined in the Precision Declaration of Trust.

Section 8.16  Time of Essence.  Time is of the essence in the performance of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives, on the date first written above.

PRECISION DRILLING TRUST, by its agent,
PRECISION DRILLING CORPORATION

By:	/s/ Kevin A. Neveu
Name:     Kevin A. Neveu
Title:       Chief Executive Officer

By:	/s/ Douglas J. Strong
Name:     Douglas J. Strong
Title:       Chief Financial Officer

PRECISION DRILLING CORPORATION,
a corporation amalgamated under the laws of the Province of Alberta

By:	/s/ Kevin A. Neveu
Name:     Kevin A. Neveu
Title:       Chief Executive Officer

By:	/s/ Douglas J. Strong
Name:     Douglas J. Strong
Title:       Chief Financial Officer

PRECISION LOBOS CORPORATION,
a Texas corporation

By:	/s/ Joanne L. Alexander
Name:     Joanne L. Alexander
Title:       President

GREY WOLF, INC.,
a Texas corporation

By:	/s/ Thomas P. Richards
Name:     Thomas P. Richards
Title:       Chief Executive Officer

ANNEX B

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of August   , 2008, is by and between Precision Drilling Trust, an Alberta unincorporated open-ended investment trust (“Precision”), and the undersigned holder (the “Affiliate”) of shares or options to acquire shares of common stock of Grey Wolf, Inc., a Texas corporation (“Grey Wolf”). Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement referenced below.

RECITALS

A. Precision, Precision Lobos Corporation, a Texas corporation and a subsidiary of Precision (“Lobos”), Precision Drilling Corporation, a corporation amalgamated under the laws of the Province of Alberta and Grey Wolf have entered into an Agreement and Plan of Merger dated August   , 2008 (as the same may be amended from time to time, the “Merger Agreement”) pursuant to which Grey Wolf will merge (the “Merger”) with and into Lobos, with Lobos surviving the Merger as a wholly-owned subsidiary of Precision, on the terms and subject to the conditions set forth in the Merger Agreement.

B. As of the date hereof, Affiliate owns and has the present power and right to vote (or to direct the voting of) the number of shares of common stock, par value of $0.10 per share, of Grey Wolf (the “Grey Wolf Common Stock”) set forth beneath the Affiliate’s name on the signature page hereto and identified as “Number of shares of Grey Wolf Common Stock owned,” as such shares may be adjusted by stock dividend, stock split, recapitalization, combination, merger, consolidation, reorganization or other change in the capital structure of Grey Wolf affecting the Grey Wolf Common Stock (such shares of Grey Wolf Common Stock, plus any other shares of Grey Wolf Common Stock the voting power over which is acquired by Affiliate during the period (the “Term”) from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as Affiliate’s “Subject Shares”).

C. As an inducement to the willingness of Precision to enter into the Merger Agreement, and as an inducement and in consideration therefor, the Merger Agreement requires certain persons and entities, including Affiliate, to execute and deliver this Agreement and Affiliate has agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1. Agreement to Vote the Subject Shares.  Affiliate, solely in Affiliate’s capacity as a stockholder of Grey Wolf, hereby agrees that during the Term, at any and all meetings (or any adjournments or postponements thereof) of the holders of any class or classes of the capital stock of Grey Wolf at which the Merger Agreement and the transactions contemplated thereby are considered, however called, or in connection with any and all written consents of the holders of any class or classes of the capital stock of Grey Wolf relating to the Merger Agreement and transactions contemplated thereby, Affiliate shall vote (or cause to be voted) Affiliate’s Subject Shares in favor of the approval and adoption of the Grey Wolf Proposal and the terms of the Merger Agreement and the Merger and each of the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof). Affiliate, solely in Affiliate’s capacity as a shareholder of Grey Wolf, agrees not to enter into any agreement, letter of intent, agreement in principle or understanding with any person that violates or could reasonably be expected to violate the provisions and agreements contained in this Agreement.

2. Covenants.  Except for pledges in existence as of the date hereof, Affiliate agrees that, except as contemplated by the terms of this Agreement, Affiliate shall not, directly or indirectly, (i) grant any proxies or powers of attorney in respect of the Subject Shares, deposit any of Affiliate’s Subject Shares into a voting trust or enter into a voting agreement with respect to any of Affiliate’s Subject Shares, (ii) transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of or encumber the Subject Shares, or make any offer or enter into any agreement providing for any of the foregoing at any time during the Term; provided, however, that nothing contained herein will be deemed to restrict the ability of Affiliate to exercise any Grey Wolf Option held by Affiliate, or (iii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Affiliate’s ability to perform Affiliate’s obligations under this Agreement. Notwithstanding the foregoing, nothing herein shall prevent Affiliate from assigning or transferring any Subject Shares beneficially owned by Affiliate to any trust, estate, family partnership, foundation (whether family, private or public) or other entity under Affiliate’s control or subject to the same ultimate control as Affiliate (each a “Permitted Transferee”) if such Permitted Transferee agrees in writing to hold any Subject Shares subject to all of the provisions of this Agreement as Affiliate hereunder.

3. Representations and Warranties of Affiliate.  Affiliate hereby represents and warrants to Precision as follows:

(a) Due Authority.  Affiliate has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If Affiliate is an entity, Affiliate is duly organized and validly existing under the laws of the jurisdiction of its organization, and Affiliate has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Affiliate have, if Affiliate is an entity, been duly authorized by all necessary action on the part of Affiliate, and, assuming its due authorization, execution and delivery by Precision, constitutes a valid and binding obligation of Affiliate, enforceable against Affiliate in accordance with its terms.

(b) Ownership of Shares.  Affiliate owns and has the present power and right to vote (or to direct the voting of) the number of shares of Grey Wolf Common Stock set forth beneath the Affiliate’s name on the signature page hereto and identified as “Number of shares of Grey Wolf Common Stock owned.” Affiliate has sole voting power and sole power of disposition, in each case with respect to all of the shares of Grey Wolf Common Stock set forth beneath Affiliate’s name on the signature page hereto and identified as “Number of shares of Grey Wolf Common Stock owned,” with no limitations, qualifications or restrictions on such rights, subject only to applicable securities laws and the terms of this Agreement and as otherwise noted on the signature page hereto. Also set forth on the signature page hereto is (i) the number of shares of Grey Wolf Common Stock issuable pursuant to options to purchase Grey Wolf Common Stock held by Affiliate (the “Options”) and (ii) the number of restricted shares of Grey Wolf Common Stock (which have not vested) held by Affiliate (the “Restricted Shares”). The shares of Grey Wolf Common Stock set forth beneath the Affiliate’s name on the signature page hereto and identified as “Number of shares of Grey Wolf Common Stock owned,” the Options and the Restricted Shares are all of the equity interests in Grey Wolf legally or beneficially owned by Affiliate.

(c) No Violations.  (i) No filing with any governmental authority, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by Affiliate and the consummation by Affiliate of the transactions contemplated hereby (it being understood that nothing herein shall prevent Affiliate’s compliance with Section 13(d) of the Exchange Act) and (ii) none of the execution and delivery of this Agreement by Affiliate or compliance by Affiliate with any of the provisions hereof shall (A) result in, or give rise to, a violation or breach of or a default under any of the terms of any contract, understanding, agreement or other instrument or obligation to which Affiliate is a party or by which Affiliate or any of Affiliate’s Subject Shares or assets may be bound, or (B) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation which could reasonably be expected to adversely affect Affiliate’s ability to perform Affiliate’s obligations under this Agreement.

(d) Reliance by Precision.  Affiliate understands and acknowledges that Precision has entered into the Merger Agreement in reliance upon the covenants contained therein requiring the execution and delivery of this Agreement by Affiliate.

4. Miscellaneous.

(a) Affiliate Capacity.  If Affiliate is or becomes during the term hereof a director or officer of Grey Wolf, Affiliate does not make any agreement or understanding herein in Affiliate’s capacity as such director or officer. Affiliate executes this Agreement solely in Affiliate’s capacity as the record holder or beneficial owner of Affiliate’s Subject Shares and nothing herein shall limit or affect any actions taken by Affiliate in Affiliate’s capacity as an officer or director of Grey Wolf. Without limiting the foregoing, nothing in this Agreement shall limit or affect the ability of a director or officer of Grey Wolf to take any action as may be advisable or necessary in the discharge of his or her fiduciary duties as such director or officer, and without regard to whether he or she is, without limitation, (i) a trustee or co-trustee of one or more Affiliates, (ii) an officer, consultant or other representative of a trustee or co-trustee of one or more Affiliates, or (iii) a beneficiary of one or more Affiliates.

(b) Publication.  Affiliate hereby permits Precision and Grey Wolf to publish and disclose in the Proxy Statement/Prospectus (including all documents and schedules filed with the SEC) and in other filings with the SEC Affiliate’s identity and ownership of shares of Grey Wolf Common Stock and the nature of Affiliate’s commitments, arrangements, and understandings pursuant to this Agreement.

(c) Further Actions.  Each of the parties hereto agrees that it will use its commercially reasonable efforts to do all things necessary to effectuate this Agreement.

(d) Entire Agreement.  This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto.

(e) Binding Effect; Benefit; Assignment.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their Permitted Transferees, heirs, estates and successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, except by will or by the laws of descent and distribution, without the prior written consent of each of the other parties. Nothing in this Agreement, expressed or implied, is intended to confer on any person, other than the parties hereto, any rights or remedies.

(f) Amendments; Waivers.  This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

(g) Specific Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(h) Remedies Cumulative.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(i) No Waiver.  The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(j) Governing Law; Waiver of Jury Trial.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT

SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(k) Headings.  The descriptive headings of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

(l) Counterparts; Facsimiles.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. A signature transmitted by facsimile or by electronic mail in “portable document format” shall be treated for all purposes by the parties hereto as an original and shall be binding upon the party transmitting such signature without limitation.

(m) Termination.  This Agreement shall terminate, neither Precision nor Affiliate shall have any rights or obligations hereunder, and this Agreement shall become null and void and have no effect upon the earliest to occur of (i) the mutual consent of Precision and Affiliate, (ii) the Effective Time, or (iii) the effective termination of the Merger Agreement pursuant to its terms; provided, further, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement. Notwithstanding the foregoing, Sections 4(d), 4(e), 4(h) and 4(j) shall survive the termination of this Agreement.

(Signature page follows)

IN WITNESS WHEREOF, this Agreement is executed as of the date first stated above.

PRECISION DRILLING TRUST,
an Alberta unincorporated open-ended investment trust, by its administrator, Precision Drilling Corporation

By: Name: Title:

AFFILIATE

Printed Name:

Number of shares of Grey Wolf Common Stock owned:

Number of shares of Grey Wolf Common Stock issuable upon exercise of options to purchase Grey Wolf Common Stock held:

Number of restricted shares of Grey Wolf Common Stock (which have not vested) held:

ANNEX C

The Board of Directors
Grey Wolf, Inc.
10370 Richmond Avenue, Suite 600
Houston, Texas 77042

August 24, 2008

Dear Members of the Board:

We understand that Grey Wolf, Inc., a Texas corporation (“Grey Wolf” or the “Company”), is considering a transaction whereby Precision Drilling Trust, an Alberta unincorporated open-ended investment trust (“Precision”), will effect a merger involving the Company. Pursuant to the terms of an Agreement and Plan of Merger, draft dated as of August 22, 2008 (the “Agreement”), among the Company, Precision, Precision Drilling Corporation, a corporation amalgamated under the laws of the Province of Alberta and the administrator of Precision (“Precision Corporation”), and Precision Lobos Corporation, a Texas corporation and wholly owned subsidiary of Precision (“Merger Sub”), the Company will merge with and into Merger Sub and the surviving company will become a wholly owned subsidiary of Precision (the “Transaction”). Pursuant to the terms of the Agreement, all of the issued and outstanding shares of the common stock, par value of $0.10 per share, of the Company (“Company Common Stock”) will be converted into the right to receive one of the following: (i) for each share of Company Common Stock with respect to which an election to receive cash consideration has been effectively made, $9.02 in cash (the “Cash Consideration”), (ii) for each share of Company Common Stock with respect to which an election to receive trust units of Precision, each representing an equal, undivided beneficial interest in Precision (“Trust Units”), has been effectively made, 0.4225 Trust Units (the “Trust Unit Consideration”), or (iii) for each share of Company Common Stock with respect to which no election has been effectively made, Cash Consideration and/or Trust Unit Consideration as provided in the Agreement, all such conversions being subject to the proration mechanisms, procedures and limitations contained in the Agreement, as to which proration mechanisms, procedures and limitations we are expressing no opinion. The Trust Unit Consideration and the Cash Consideration are referred to herein collectively as the “Merger Consideration”. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Merger Consideration, taken in the aggregate, to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS has provided investment banking services to the Company unrelated to the proposed Transaction, for which UBS received compensation, including having acted as financial advisor to the Company in connection with its proposed combination with Basic Energy Services, Inc. In addition, UBS or an affiliate provided a commitment for a proposed credit facility of the Company in connection with its proposed combination with Basic Energy Services, Inc. for which it received a fee. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Precision and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or make any election or otherwise act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Merger Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Merger Consideration. We express no opinion as to what the value of the Trust Units will be when issued pursuant to the Transaction or the prices at which the Trust Units or Company Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) Precision, Precision Corporation, Merger Sub and the Company will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Precision or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and Precision; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of Precision that were not publicly available, including financial forecasts and estimates prepared by the management of Precision, as adjusted by the management of the Company, that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain estimates of synergies prepared by the management of the Company that were not publicly available that you have directed us to utilize for purposes of our analysis; (v) conducted discussions with members of the senior managements of the Company and Precision concerning the businesses and financial prospects of the Company and Precision; (vi) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vii) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (viii) reviewed current and historical market prices of Company Common Stock and Trust Units; (ix) considered certain pro forma effects of the Transaction on Precision’s financial statements; (x) reviewed the Agreement; and (xi) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Precision, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each company as to the future financial performance of their respective company and such synergies and pro forma effects. In addition, we have assumed with your approval that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. We also have assumed, with your consent, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that Precision will satisfy all the requirements of the “active trade or business test” under Section 1.367(a)-3(c)(3) of the regulations promulgated by the United States Treasury Department under the Code at the consummation of the Transaction. In addition, we have assumed, with your consent, that Precision will constitute a Business Trust under the Canadian Tax Act until January 1, 2011. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration, taken in the aggregate, to be received by holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

/s/ UBS Securities LLC
UBS Securities LLC

ANNEX D

Article 5.12 of the Texas Business Corporation Act

Art. 5.12. PROCEDURE FOR DISSENT BY SHAREHOLDERS AS TO SAID CORPORATE ACTIONS.

A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

(1)(a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder’s right to dissent will be exercised if the action is effective and giving the shareholder’s address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. In computing the fair value of the shares under this article, consideration must be given to the value of the corporation as a going concern without including in the computation of value any control premium, any minority discount, or any discount for lack of marketability. If the corporation has different classes or series of shares, the relative rights and preferences of and limitations placed on the class or series of shares, other than relative voting rights, held by the dissenting shareholder must be taken into account in the computation of value. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

(b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder’s right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

(2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an

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estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

(3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder’s shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a

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reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

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